                                                                    EXHIBIT 13.1
                                                         The Power of E-Commerce
--------------------------------------------------------------------------------

                   Only those who dare to fail greatly can ever achieve greatly.
                                                          Robert Francis Kennedy
                                                                     (1925-1968)



                                                               [GRAPHIC OMITTED]



--------------------------------------------------------------------------------
At the turn of the last millennium, e-commerce created excitement in the hallowed corridors of Harvard Business School as well as the poorest lanes of Hoshiarpur, Punjab, India. The reasons for this are not far to seek. The two powerful paradigms of anytime-anywhere and virtualization of the corporation have demonstrated their tremendous potential to improve business reach, to reduce costs and cycle times, and to enhance productivity in organizations across the globe. Consequently, consumers can hope for better comfort and greater value-for-money. We, at Infosys, believe that technology has the potential to bring as much value to the poor of India as to the rich of the United States. However, the task of e-enabling corporations to take advantage of this seminal phenomenon requires deep thought and quick action on the part of business leaders and IT professionals. This year, Infosys brings you an abridged version of a very informative panel discussion on the challenges faced by corporations in harnessing The Power of E-Commerce.

Contents
-------------------------------------------------------------------------------------------------------------------
The year at a glance                                                                                   3
Awards for excellence - 1999-2000                                                                      4
Adieu, NSR                                                                                             7
Letter to the shareholders                                                                             9
The Power of E-Commerce                                                                               12
Directors' report                                                                                     24
Risk management                                                                                       38
Corporate governance                                                                                  45
Report of the committees of the board                                                                 57
Management statement                                                                                  60
Auditors' report                                                                                      61
Financial statements prepared in accordance with                                                      64
    Indian Generally Accepted Accounting Principles (Indian GAAP)
    Management's discussion and analysis of financial condition and results of operations             79
    Statement of cash flows                                                                           91
    Balance sheet abstract and company's general business profile                                     93
Financial statements prepared in accordance with                                                      95
    the United States Generally Accepted Accounting Principles (US GAAP)
    Summary of consolidated financial data                                                            96
    Management's discussion and analysis of financial condition and results of operations             97
    Report of management                                                                             111
    Independent auditors' report                                                                     112
    Balance sheets                                                                                   113
    Statements of income                                                                             114
    Statements of stockholders' equity                                                               115
    Statements of cash flows                                                                         117
    Notes to financial statements                                                                    118
Information in Form 20-F of United States Securities and Exchange Commission
Shareholder information                                                                              173
Frequently asked questions                                                                           180
Additional information to shareholders
    Share performance chart                                                                          184
    Intangible assets scoresheet                                                                     185
    Human resources accounting and value-added statement                                             188
    Brand valuation                                                                                  190
    Balance sheet (including the intangible assets)                                                  192
    Economic value-added (EVA) statement                                                             193
    Ratio analysis                                                                                   194
    Statutory obligations / segment reporting                                                        197
    Management structure                                                                             200
    A historical perspective                                                                         201
Infosys Foundation                                                                                   203
Financial statements prepared in substantial compliance with                                         205
GAAP requirements of Australia, Canada, France,
Germany, Japan and the United Kingdom

The year at a glance
----------------------------------------------------------------------------------------------------------------------

                                                                                   in Rs. crore, except per share data
----------------------------------------------------------------------------------------------------------------------
                                                  March 31, 2000    March 31, 1999     Growth %
----------------------------------------------------------------------------------------------------------------------
For the year
Total revenues                                            921.46            512.74           80
Export revenues                                           869.70            500.25           74
Operating profit (PBIDT)                                  378.88            191.75           98
Profit after tax (PAT) from ordinary activities           285.95            132.92          115
Profit after tax and extraordinary items                  293.52            135.26          117
PBIDT as a percentage of total revenues                    41.12%            37.40%
PAT from ordinary activities
    as a percentage of total revenues                      31.03%            25.92%
Earnings per share (from ordinary activities) *
    Basic                                                  43.23             20.10          115
    Diluted                                                42.15             19.93          112
Dividend per share                                          4.50              3.75           20
Dividend amount                                            29.76             12.11          146
Capital investment                                        159.87             71.68          123
PAT as a percentage of average net worth                   40.63%            54.16%
At the end of the year
Total assets                                              833.30            574.43           45
Fixed assets - net                                        207.34            100.72          106
Cash and equivalents                                      508.37            416.66           22
Working capital                                           612.13            472.96           29
Total debt                                                     -                 -            -
Net worth                                                 833.30            574.43           45
Equity                                                     33.08             33.07            -
Market capitalization                                  59,338.17          9,672.80          513
-------------------------------------------------------------------------------------------------------------------

Market capitalization is calculated by considering the Indian market price for shares outstanding at year-end.

/*/ Basic and diluted EPS are calculated on profit after tax before considering extraordinary income and effect of extraordinary item - provision no longer required. The basic and diluted EPS for the year ended March 31, 1999 has been resta ted for a stock split of 2 for 1 (subdivision of 1 share of Rs. 10 par value into 2 shares of Rs. 5 par value) effected during the year.

    Year ended March 31,                           Year ended March 31,                Year ended March 31,
260.37     512.74   921.46                     250.94    500.25    869.70           60.3      132.92   285.96
 1998      1999      2000                       1998      1999      2000            1998      1999      2000

Total revenues in Rs.crore                        Exports in Rs.crore           PAT from ordinary activities in Rs.crore

                                                                                           [GRAPHIC OMITTED]
[GRAPHIC OMITTED]                                                                          [GRAPHIC OMITTED]
[GRAPHIC OMITTED]                           [GRAPHIC OMITTED]       [GRAPHIC OMITTED]      from top to bottom
                                                                    [GRAPHIC OMITTED]
             Awards for excellence                                                         .  Comfactory
                  1999-2000                                                                ---------------------------

                                                                                           Nagaraj N. S.
                                                                                           Srinivas T.

[GRAPHIC OMITTED]                           [GRAPHIC OMITTED]       [GRAPHIC OMITTED]
[GRAPHIC OMITTED]                           [GRAPHIC OMITTED]       [GRAPHIC OMITTED]     [GRAPHIC OMITTED]
[GRAPHIC OMITTED]                           [GRAPHIC OMITTED]       [GRAPHIC OMITTED]     [GRAPHIC OMITTED]
[GRAPHIC OMITTED]                           from top to bottom                            from top to bottom
from top to bottom
                                            . CMM Level 5 team                            . Sainsbury's
                                                                                          ---------------------------
                                            Raghavan S.         Senthil Nathan M.         Krishnamoorthy A. S.
                                            Bhashyam M. R.      Ravikrishnan K.           Srinjay Sengupta
                                            Ramakrishnan M.     Ravindra Karanam
                                            Lakshmi S. Kumar    Mohan Ram B. R.
                                                                Kiran M. Potdar

 .  The ADR team
-----------------------------

Mohandas Pai T. V.
Phaneesh Murthy
Balakrishnan V.
Ramadas Kamath U.
Ganapathy P. R.
Vinayak Pai V.

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
[GRAPHIC OMITTED]                             Awards for excellence                            [GRAPHIC OMITTED]
[GRAPHIC OMITTED]                                    1999-2000                                 [GRAPHIC OMITTED]
[GRAPHIC OMITTED]                                                                              [GRAPHIC OMITTED]
[GRAPHIC OMITTED]                       [GRAPHIC OMITTED]      [GRAPHIC OMITTED]
[GRAPHIC OMITTED]                       [GRAPHIC OMITTED]      [GRAPHIC OMITTED]
from top to bottom                      [GRAPHIC OMITTED]      [GRAPHIC OMITTED]
                                        [GRAPHIC OMITTED]      [GRAPHIC OMITTED]               [GRAPHIC OMITTED]
<184> Kansas City Southern              [GRAPHIC OMITTED]      [GRAPHIC OMITTED]               [GRAPHIC OMITTED]
Railways project                        [GRAPHIC OMITTED]      from top to bottom              [GRAPHIC OMITTED]
-----------------------------           from top to bottom                                     from top to bottom

                                        <184> Spurt            <184> Aetna                     <184> E&R team 1
Sajan Verghis Mathew                    -------------------    --------------------------      ---------------------------
Muthuvel G.                                                    Bart Higgins
Sanjay Surendranath                      Srivathsa P. S.       Priti Rao                       Yegneshwar S., Dr.
Venkatnarayan S.                         Srirangan Rajagopal   Jayaraman Nair                  Kochikar V. P.
Prasad T. P.                             Srikanth N. R.        Shinju Damodaran                Nandakumar N.
                                         Suma Subramanian      Madhav Kulkarni                 Prashant V. Mahajan
                                         Sangeetha Pradeep                                     Samuelraj S.
                                         Lakshmi Sujayananda                                   Rakesh Agarwal

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                                    <photo>

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Adieu, NSR
--------------------------------------------------------------------------------

Nadathur Sarangapani Raghavan or NSR, as he is affectionately called, has several rare distinctions. He was employee Number One at Infosys. He is the oldest amongst the founders. He is the only passable singer and restaurant quality cook among the gang of founders! I can go on and on because NSR has an inexhaustible set of endearing qualities.

NSR worked with me when I was head of the software division at Patni Computer Systems (PCS). He was the first person I spoke to about founding Infosys. When, on a cloudy winter morning in Mumbai, I told him that I was going to leave PCS and that I would recommend that he take over from me, his reaction was incredulous - he just wanted to be with me! He had a wife and two teenage sons to support, and here I was - with no concrete idea as to what I was going to do! But, just the comfort that a valued colleague of mine was ready to stake his rosy future at a well-established corporation in favor of an adventurous and somewhat reckless maverick was a great morale booster for me. Thus, Infosys was born with NSR's house in Matunga as its registered office.

In his nineteen years at Infosys, NSR has taken up a variety of responsibilities. He has probably had the most eclectic career profile in this organization. He has handled HRD, Delivery, Education and Research, Planning and Finance, all with distinction. He designed the first revenue tracking system for Infosys, The Billing Performance Report (BPR) - still a widely used application despite our becoming an SAP shop. He was even the first ever chauffeur of an Infosys vehicle - a rented Vespa scooter - ferrying me, the eternal pillion rider, across the streets of Bangalore during 1983!

The most striking quality of NSR is his pleasantness. I have rarely seen him get upset about anything. He is best known at Infosys for his saying: You can disagree with me as long as you are not disagreeable. He is also, probably, the most enthusiastic window-shopper in the world!

NSR continues to be a Trustee of the Infosys Foundation. He will be dearly missed at Infosys. I hope that NSR and his family are blessed with the best of everything in the future.


                                                                             Sd.
Bangalore                                                 N. R. Narayana Murthy
April 11, 2000                             Chairman and Chief Executive Officer

Board of directors
--------------------------------------------------------------------------------


                                                       [GRAPHIC OMITTED]
        [GRAPHIC OMITTED]                              Nandan M. Nilekani
      N. R. Narayana Murthy                        Managing Director, President
Chairman and Chief Executive Officer               and Chief Operating Officer

        [GRAPHIC OMITTED]           [GRAPHIC OMITTED]      [GRAPHIC OMITTED]
          Susim M. Datta          Deepak M. Satwalekar       Ramesh Vangal
             Director                   Director                Director

     [GRAPHIC OMITTED]              [GRAPHIC OMITTED]      [GRAPHIC OMITTED]
Prof. Marti G. Subrahmanyam            Philip Yeo          Gopalakrishnan S.
         Director                       Director        Deputy Managing Director

     [GRAPHIC OMITTED]                                     [GRAPHIC OMITTED]
         Dinesh K.                                           Shibulal S. D.
         Director                                               Director

Letter to the shareholders
--------------------------------------------------------------------------------
Dear shareholders:

Infosys has had yet another good year. As in the past, we worked very hard to design, develop and deploy high quality solutions for our clients, and thereby further strengthened our partnerships with them. Under Indian GAAP, total revenues grew by 80% while profits after taxes from ordinary activities witnessed an increase of 115% over fiscal 1999. As intended, revenues from the e-business space grew faster than our other revenue streams. We are delighted to report on the year gone by and invite you to review our performance and also to learn more about the trajectory that Infosys intends to take in the future.

From the very beginning, our approach to doing business has entailed a client-focussed work ethic. To this end, we have laid great emphasis on harnessing the talents of best-in-class people and on implementing our engagements using world-class quality processes. This, in turn, has brought about a consistent increase in revenues and net income from operations 28 quarters in a row, since we went public in India in 1993.

We would like to share with you our thoughts on the drivers for our past successes and on the role that our strategic assets will play in accomplishing our vision for your company's future. While change is the only constant in the world of technology, we firmly believe that our uniquely implemented business strategies, outlined below, will continue to be the cornerstones of our success in the years to come.

1. Aim to be a global corporation - and fully exploit the resultant benefits

   The essence of Infosys' business model is to access pools of high-quality talent wherever they are available at competitive costs and use them to deliver value to target markets that are at the forefront of using leading-edge technology in business. Further, operating from facilities across the globe enables us to leverage time zone differences to facilitate 24 x 7 partnering with our clients. This approach - perfected over the years through our Global Delivery Model - has not only resulted in consistently high profitability levels, but has also assured the stability and scalability of our business model.

   As part of our continuing efforts at globalization, we set up a Global Development Centre at Toronto, Canada in January 2000. In October 1999, we established two Proximity Development Centres (PDCs) at Fremont, California and Boston, Massachusetts. Plans are also underway to set up a PDC in the U.K. shortly. Further, we recently established sales offices in Australia, Belgium and Sweden.

2. Build long-term relationships with clients

   A strong focus on satisfying customer needs has enabled us to build long-term partnerships with our clients. Our record of delivering superior solutions to clients is manifested in the high level of repeat business year after year - accounting for 87% of fiscal 2000 revenue.

3. Recruit, enable and retain high-quality people

   The success of our business model hinges on attracting the best and the brightest. Today, Infosys has become the employer of choice in India - we had approximately 184,000 job applicants in fiscal 2000, and, from them, hired approximately 2,050 new Infoscions.

   Intensive entry-level training, amounting to nearly 100,000 person-days in fiscal 2000, helps us equip new recruits with the skills required to mature into world-class software professionals. And with nearly 14,500 person-days of total internet-related training this year, our employees continue to be well equipped to capitalize on the opportunities thrown up by the explosive growth of the internet.

   Our stock offer plan, driven by a desire to share wealth with our highly driven workforce, was and continues to be a huge success - we have around 270 dollar-equivalent millionaires in our workforce today and our attrition rate, at 9.2% for fiscal 2000, is among the lowest in the industry.

4. Be exceptional change managers - maintain a prudent business mix while proactively seeking out new growth opportunities

   Over the years, we have evolved a portfolio approach to our basket of service offerings, technologies and clients. Prudent risk management norms, as outlined elsewhere in this annual report, have helped us avoid excessive dependence on any one service offering or client - without compromising on our agility in tapping new opportunities that the IT services space continues to throw up. This ability to quickly respond to changes in the marketplace and to effectuate smooth transitions in business mix is a key strength of Infosys. For instance, we successfully managed the transition of our Year 2000 related engagements - down from contributing 24.0% to our Q1FY1999 revenues to 0.9% of our Q4FY2000 revenues. This was accompanied by a sharp rise in revenues from the internet space - up from 1.3% of Q1FY1999 revenues to 18.8% of Q4FY2000 revenues. The enabling factors for this performance included the delivery of internet-focussed training at all levels of the organization, a special initiative for e-inventing the company, and a concerted effort to adapt existing methodologies to the needs of the e-solutions space.

5. Maintain an unwavering focus on quality

   After fully leveraging the value of Level 4 implementation of the Capability Maturity Model (CMM) of the Software Engineering Institute at Carnegie Mellon University, USA, we obtained accreditation to Level 5 of the CMM. Further, in keeping with our philosophy of sharing our best practices with the industry, we accepted the request of Prof. Pankaj Jalote of the Indian Institute of Technology, Kanpur, India to publish a book entitled "CMM in Practice:
   Processes for Executing Software Projects at Infosys (The SEI series in Software Engineering)". Incidentally, this is the first book ever to be published on CMM Level 4 implementation.

6. Seek out innovative avenues for growth

   Having grown organically to over $ 200 million in revenues, we decided this year to accelerate our initiatives to tap alternative means for continued growth. Towards this end, we decided to begin exploring acquisition opportunities, to make selective strategic investments, and to encourage budding entrepreneurs within our highly competent and ambitious family of Infoscions by incubating their ventures.

   We emphasize that, given the tremendous management attention required in order to unlock value from an acquisition, we will opt for this step if and only if it brings in significant strategic benefits along with revenue and net income enhancement commensurate with such effort.

   We intend to make select investments in leading-edge companies that have the potential to yield substantial business benefits. These benefits would primarily be in the form of opportunities for revenue and net income growth and access to the very latest technological developments. We made our first investment this year in Massachusetts-based EC Cubed, Inc., a dynamic application provider for B2B e-commerce, granting it $ 3 million in funding.

   Further, we have provided an incubation mechanism for our existing employees to launch their own ventures while continuing to derive benefits from a close association with Infosys. Having launched Yantra in 1996, we recently piloted Onscan - a web-focussed wireless-enabled notification service.

7. Maintain disciplined financial management practices and tap high-quality sources of capital

   Conservative financial management policies have enabled us to maintain high and stable profitability levels in the past. We continue to be debt-free, to have conservative budgeting and cost management processes, and to have a strong and healthy balance sheet.

   March 11, 2000 was the first anniversary of our listing on the NASDAQ. Apart from meeting our requirement for high-quality capital and enabling us to attract high-quality employees across the globe through the ADS-linked ESOP, the listing has yielded the expected spin-off brand equity benefits.

8. Build world-class physical and technological infrastructure

   We continue to provide world-class infrastructure for our client engagements and for our employees. In addition to our new overseas development centres, we expanded our operations in India to three new cities and continued to invest in cutting-edge technological infrastructure.

9. Maintain a firm commitment to our core values


                                                              [GRAPHIC OMMITTED]

   The strength of our business, in the ultimate analysis, lies in the supreme commitment, strong customer focus and impeccable integrity of our workforce. Further, as an organization, we continue our quest for increased transparency and openness in every transaction.

   Infosys continues to be a pioneer in adhering to global best practices in corporate governance. During the year, the company won the prestigious National Award for Excellence in Corporate Governance instituted by the Ministry of Finance, Government of India and sponsored by the UTI Institute of Capital Markets. This year, we are happy to provide reports on our compliance with the recommendations of the Shri Kumar Mangalam Birla Committee on Corporate Governance (constituted by the Securities and Exchange Board of India) and the Blue Ribbon Committee (constituted by the Securities and Exchange Commission, USA).

This year, Infosys was voted India's Most Admired Company by The Economic Times - India's leading business daily. Moving forward, we are more enthused than ever about steering Infosys to greater heights and look forward to your continued encouragement.

As in the past, our success depends strongly on the commitment of our fellow Infoscions. We salute them on yet another year of sterling achievements and appreciate their unwavering trust and support.




Bangalore                                   Sd.                              Sd.

April 11, 2000               Nandan M. Nilekani            N. R. Narayana Murthy
                   Managing Director, President                         Chairman
                    and Chief Operating Officer      and Chief Executive Officer

Forward-looking statements in the letter to the shareholders should be read in conjunction with the following cautionary statements. Certain expectations and projections regarding future performance of the company referenced in this Annual Report are forward-looking statements. These expectations and projections are based on currently available competitive, financial, and economic data along with the company's operating plans and are subject to certain future events and uncertainties, that could cause actual results to differ materially from those that may be indicated by such statements.

The Power of E-Commerce
--------------------------------------------------------------------------------

[PHOTO]

GOPALAKRISHNAN S.
Founder Deputy Managing Director - Customer
Service and Technology, Infosys

                           The turn of the last millennium saw the emergence of what is, probably, the most powerful paradigm that the world has witnessed in recent years - e-commerce. Advances in communications and computing, and the realization of the power of the internet have made e-commerce the most revolutionary instrument for improving the productivity of both corporations and individuals. In the last twenty years, Information Technology (IT) has influenced our lives and the way we do business like no other technology has. Change, speed of change, and adaptability to change have become the key concerns of every Chief Information Officer. To understand the challenges involved in harnessing the power of e-commerce, Infosys invited several well-known thinkers and practitioners of IT from across the globe for a panel discussion on this topic at Minneapolis, USA on September 23, 1999.

                           Gopalakrishnan S., Founder, Deputy Managing
                           Director - Customer Service and Technology, Infosys, moderated the discussion. The participants were:

                           HARSHA KUMAR
                           Co-founder and Director - Product Strategy, EC Cubed

                           JOE PROCHASKA
                           CFO & Executive Vice-President, Aon Group

                           IVO COOLS
                           CIO, Belgacom Mobile

                           CRAIG PAGE
                           Managing Director - Technology Services, First Data Resources

                           BERNADETTE KIRBY
                           Managing Director - IT & Product Development, NCH Marketing Services

                           ARTUR URBANSKI
                           Chief Technology Officer, NetProspect

                           JIM BRACKEN
                           Vice-President - Engineering and Operations, CBS Sportsline

                           BOB AUSTRIAN
                           Managing Director, Bank of America Securities

                           The editors of this annual report provide below an abridged version of the panel discussion. Infosys accepts full responsibility for any possible errors in abridging the views of the panelists. However, Infosys is not responsible for the views expressed by the panelists.

Gopalakrishnan S. (Kris)
     Welcome to this panel discussion on the Power of E-Commerce. I am excited about this opportunity to learn from the scholarship and wisdom of our eminent panelists. Thanks to the anytime-anywhere paradigm and to the virtualization of corporations around the world that the internet has brought about, it is well accepted by now that every corporation should embrace this channel for survival and success. Who do you think should drive e-commerce initiatives? The technologists or the business leaders?

Joe Prochaska
     Survival and success in any technology-driven business initiative requires both the business and the IT people to jointly drive strategic decisions. The objectives of these two groups have to be aligned in order to leverage the much-needed mutually exclusive but collectively exhaustive experience and expertise to harness the power of the web. In my own organization, I have found greater success in e-commerce initiatives implemented in areas where both the IT and the business people worked together as a well-knit team.

Kris
     In the future, will you look for business people with technical skills or technical people with business skills?

Joe
     We will look for both types of people. Growth in revenue and in profitability will come only if our business people appreciate the role of IT in creating a competitive advantage for the corporation. Resistance to embracing new technologies is the weakest link in any corporation. We have to create an environment where the technologists and business people are not afraid to interact closely with each other. In fact, this is one of the fundamental responsibilities of a CIO. This is particularly true in an organization that has grown rapidly through acquisitions, and is trying to erect a common information infrastructure.
Ivo Cools
     I agree that e-commerce mandates a joint effort from both the technologists and the business people. However, I believe that business people need not be concerned about the trench-level details of technology. They have to look at how technology can bring better business benefits to the corporation. The e-commerce paradigm is a great opportunity for the business people to generate new ideas on how their company's business should be run. They should resist going beyond intelligent users of technology. This is especially true in a hi-tech corporation like ours. Thus, technology knowledge should lie with technologists and business knowledge with business people. We have to create suitable interfaces for dialogue between these two groups.

Kris
     But, everybody today has to become more IT-savvy. For example, the use of tools is increasing personal productivity. Perhaps, being a hi-tech company, your company is an exception.

Ivo
     If being IT-savvy is to know how to use IT products, I agree with you. Let us remember that, in general, the most successful products are those that bring great benefits to the users and are also the easiest to use. For example, users of high quality headsets must have an appreciation not for the technology that goes into the product but for the quality of music that it produces.

Harsha Kumar
     Because internet applications are becoming ubiquitous and are accessible from anywhere, it is now possible for a business person from one company to visit the website of a competitor and to evaluate how that competitor leverages technology for the benefit of the stakeholders of the company. This was not possible within the client/server environment. Thus, business people need increased awareness and appreciation of technological developments if the organization is to retain its competitive advantage. The converse is also true. Thus, I agree with Joe that business people need more technology awareness and that technology people need more business awareness. More often than not, it is the business people who lead the strategic thrust for leveraging a new technology paradigm. However, I have seen exceptions. In one of my implementations for a large credit card company, it was actually the IT people who drove the whole initiative without even taking permission of the business folks. That doesn't happen too often, though.

Kris
     And, what if that initiative succeeds?

Harsha
     This particular initiative will succeed. The system has gone live and is performing well. The technology people wanted to prove a point to their business colleagues and worked smart and hard. What was thought to be impossible even in six to eight months by business people was completed in six weeks! The technologists got the attention and admiration of the business folks only because they did something radical. We have to see such radical steps from both sides. Businessmen have to demonstrate their appreciation for the complexities of IT. And the IT folks have to be more responsive.

[PHOTO]

JOE PROCHASKA
CFO & Executive Vice-President
Aon Group

Jim Bracken
     Technology is changing rapidly and there is a plethora of tools available in the market today. Every day, we get hundreds of calls from vendors who tell us how good their tools are. In such an environment, it is easy for technologists to lose the business perspective and to get carried away. Thus, potentially, huge amounts of money and time can be wasted. The need of the day is to look at the business benefits from these technologies and to estimate the return on investment that they can offer. Thus, unless we can have an educated dialogue between the technologists and the business people with each group bringing their expertise to the table, we may not get the desired returns.

Kris
     Let me turn to another important question. Are traditional companies, including technology-driven firms, run differently from dot-com companies?

Bob Austrian
     I believe that every aspiring company - traditional or dot-com - will have to look at innovation, at using that innovation to create a strategy, and at ensuring a high velocity of decision making in implementing that strategy. Whoever does all these things well will be a good bet for the future. There is a lot to be said, and, we all have a lot of affection for the latest in the `shopping cart', `personalized news', `send the quotes to my pager or phone' kind of technology; but, at the same time, we are entering a level of e-business and a time in the development of e-business where success is not really about technology features and functions. Success is about business strategy. It is about how technology and a business mindset support that strategy. That level of abstract business thinking is probably not going to come from the IT people unless they wear their `What is our business strategy?' hat.

Kris
     Bernadette, do you consider your company closer to the dot-com companies?

Bernadette Kirby
     No, I do not think that we are very similar to a dot-com. Our transformation has not been as much due to a dot-com mindset as due to asking fundamental questions about our business strategy, our focus, and our processes. As a result, we did a lot of re-engineering. In the process, we discovered that what we had traditionally been selling was not what our customers actually wanted to buy. We were selling paper, process, and handling, when what our customers wanted was information.
     Coming back to the question of who should drive strategy - business people or technologists - I agree with Joe that business people and technologists should work together for a successful solution. I have found that, often, business people do not adapt to new paradigms as quickly as technologists do. For example, it took us a longer time to revamp our pricing strategy than it did to develop a re- engineering solution. The business people could not adapt because we changed so quickly from being a paper-handling house into being an information provider. Thus, while re-engineering an application, we actually discovered a new product, and maybe even part of a new business model.

Kris
     Craig, any thoughts on re-inventing the business?

Craig Page
     We believe that the marketplace should drive our business strategy. We want our business folks to be out in the field talking to our customers and coming up with new and intelligent business ideas. They then bring those ideas to us in the IT function and challenge us to help them thrive in the marketplace. Thus, we minimize our interaction with the business folks, often restricting communication to e-mail since writing improves clarity of one's ideas.

     On the IT front, we must become more open-minded and solution-oriented. In our company, the role of IT is to re-engineer and re-architect our business processes and the underlying technology platforms.

Kris
     Thanks to the internet, Harsha can now look at what the competition is doing. Do you feel uncomfortable putting up your critical IT applications on the internet or do you see your competitors differently today? We have heard Prof. Prahalad talk about competitors as being possible partners.

[PHOTO]

IVO COOLS
CIO, Belgacom Mobile

Artur Urbanski
     In the realm of dot-com companies, competition is heavy and the first-mover advantage is a big leverage. Hence, unless you are fully ready and have some lead over your competitors, you have to be very careful in deciding what can be seen on your website. If you go to our website, you will see only one page and no information!

Kris
     Under construction, right?

Artur
     In some sense, yes. But that is not the key reason. There are many reasons why we do not disclose too much on our website. Let me just give you two of them. First, we do not use our website to attract prospective employees because describing critical job profiles may disclose a lot about our idea. Second, with a rapidly and dynamically changing marketplace, we may have to change our direction based on where our current and potential competitors are.

Kris
     Any other views on the marketplace and on competition?

Joe
     We face several challenges in leveraging the power of the web in the marketplace. First, we bring the best product and price value to the consumer. The net offers a good opportunity there. We have already leveraged the web for this purpose in some of our smaller products. Second, we have focused on individual cities. But, the web allows us to go much beyond this. However, we have to remain both hi-tech and hi-touch because our customers want a comfortable relationship with us.

Harsha
     Coming back to the issue of the visibility of your prime applications to your competitors, my view is that we should not worry about it. You have to do something unique to stay ahead of the competition. That will come from the intrinsic worth of your business model. I would argue that this is actually embedded in your legacy applications. That is where I completely disagree with Prof. Prahalad. Legacy systems have value and you may have to bring about a gradual replacement of these systems.

Kris
     Any other views on this issue?

Jim
     Let me bring another dimension to our discussion. The life span of any new competitive advantage is fast reducing. We used to talk of a competitive advantage of six months, in fact, a year plus during the last decade. The internet has brought down that period from several months to just a few weeks. We see it all the time in our business. We launched a new, completely re-designed store in October last year. It took only two and half months before all our key competitors completely copied our user interface. So, you are constantly working on your next competitive advantage, not just sitting there and following what other people are doing. You have to be at the cutting edge and keep pushing those new ideas that are going to be beneficial to your business.

Kris
     Are current structures of traditional organizations hindrances to agility, adaptability and innovation required for thriving in these times?

Craig
     Yes, I think so. The tendency to build organizational silos has slowed down communication and decision-making in traditional companies. The successful ones focus on teamwork and ensure open lines of communication. That is what I have observed in my company too. Initiatives based on teamwork and shared objectives have succeeded while those that shunned these have failed to take off.

Kris
     What are the issues you faced when implementing e-commerce solutions? How did you solve them?

[PHOTO]

HARSHA KUMAR
Co-founder and Director - Product Strategy
EC Cubed

Joe
     Decentralization of IT, with each of our divisions having its own IT staff, was a big problem. Given the acquisitions that Aon has been through, that was inevitable. Thus, there was a not-yet-invented syndrome leading to a lot of duplication of effort and not too much focus on improving upon somebody else's existing work. We are now focusing on using the best practices across all these groups. We have fostered the concept of interdependency in Aon. Our objective is to bring all the products and services of Aon to every individual client. This requires all our business units to interact to enhance their collective response to each client. Technology brings the information about all our products and services, as well as about the client to the desktop, and helps our people identify the best way to serve the client in an integrated value addition framework.

Bob
     The number one impediment, in my opinion, is the fear of cannibalization of an existing business model or pricing structure. As we heard, it is difficult not to feel that some of the new e-commerce products, strategies, services, pricing models and disintermediation effects are a real fear-point. This can happen all the way up to the executive level, to the point where, as we have all read, you get companies like Merrill Lynch on the internet, trying to figure out what to do with their entire brokerage structure and all of its professionals. They have spent so many years building this stuff up; and then they move to an e-commerce strategy, where all of us in this room can login and, sort of, go around our brokers. That is a terrifying scenario, and that is also probably the biggest impediment to effectively implementing an e-business strategy. This stands out when you read about why someone like Wal-Mart, for instance, takes a long time to engage in a straight-to-the-consumer-over-the-net strategy. Or when you see that Borders or Barnes & Noble are slow in responding to the e-business imperative.

Ivo
     The first major issue we face when we engage in e-commerce is the near-zero tolerance that the customer has towards errors and delays in transacting business via the internet. The second is the reaction time of the competition, which is now a matter of days in this intensely competitive environment.

Kris
     Let me now come to the technology issues in adopting an e-commerce solution. There have been some concerns about security, reliability, performance, and maturity of various platforms for an e-commerce solution. Do you see these as key issues and what, in your opinion, are the solutions?

Craig
     Distrust arising from skepticism about security is certainly an issue in our industry - the financial data processing industry. It is a huge issue because there are lots of folks out there who do not trust the internet at all with their credit card numbers. My 70-year old father still does not use an ATM machine because he swears somebody in that box is going to take his money and not give it back to him. So, it is a very serious issue from our perspective. This can be effectively tackled if we use instruments like certificates, packaging, and various processes that are available to us today. It is a solvable issue and I am confident that we will overcome it. In fact, we have overcome a number of these issues already.

Kris
     What about the maturity of the platform? Traditionally, the mainframe has been in use for over 20 to 30 years. We knew that the system was going to work 24 hours a day and 7 days a week without any problem; but, today's software products are very complex and have still not reached that level of stability.

Craig
     Well, stability has certainly a lot to do maturity. I remember the day when it was okay to have 85% availability; and, then it went to 90% availability, and, today, it is 99.9% availability, especially on the mainframes. Our clients are demanding similar levels of stability as we get on to the internet. We do a lot of bill presentment and bill payment through the internet. Our clients can look at their statements and can review their balances. Their expectations have been raised to very high levels. They are very unforgiving of response time delays, let alone security lapses. They have multiple choices and loyalties can shift quickly. That is why maturity and stability are of paramount importance.

[PHOTO]

ARTUR URBANSKI
Chief Technology Officer,
NetProspect

Joe
     I guess I have to confess that I am a CFO and not a CIO. I am really concerned about availability, reliability, maintainability, performance and security from the business angle. Customer confidence in us depends on these factors. Business growth comes if we can implement customer-friendly processes on IT platforms with these attributes. That is where I depend heavily on our IT people.

Ivo
     Recovery from failure of internet systems requires agile responses from the organization. News of such failures spreads like wild fire and corporate reputations can easily be destroyed, thanks to mechanisms like chat, news channels and radio on the internet.

Harsha
     Being a software vendor operating at the leading edge of technology, we ask these questions very often. We aim to bring the benefits of such technology to our customers. Given the rapidity of change in technology, it is unlikely that we will see maturity of platforms like in the past. However, the security issue is pretty much solved. I think people are much more confident now about internet transactions than they were before. Web-based transactions are probably more secure than paper-based transactions. As far as maturity goes, models like EJB and CORBA have vendors who specialize in them. So, the IT departments can focus on their application layer and not have to focus on the security level or distributed component models or applications server infrastructure.

Bernadette
     I tend to agree that security issues are reasonably well-solved in today's environment. The IT people have to remain very close to the business and to the development of new products and services. I cannot expect them to be all things to all people in a very fast moving environment. Thus, we do use a couple of companies to manage security for our website.

Artur
     I would like to comment on the pain of being a first mover. If you are at the leading edge, the marketplace shows tolerance for errors and delays. People understand the negatives of beta versions and put up with them. We have seen many examples of that. You can keep working on your product till you get it right. Of course, once competition comes into play, you do not have this luxury. However, I am not sure if the marketplace will ever show such tolerance if the security of your product or service is not within acceptable levels.

Jim
     Security is critical for us because we cannot lose the trust of our consumers. In my opinion, security cannot be just left to the software developers. We also need the services of security architecture experts.

Bob
     In the current context, it will be unacceptable for a company to fall behind in performance on any front - whether it is in e-commerce functionality, in security, in response times, or in building new competencies. If you are a bank and you do not have the latest features in internet banking, you will see a huge customer defection rate. For instance, in the cellular business, churn is the number one enemy. The cost, to the consumer, of defecting to a competitor is falling rapidly because companies are willing to spend a lot to acquire new customers - `Will you provide the instrument?' `Will you give three months free?' `Will you give me free nights and weekends for rest of my life?' Probably, there is still a group of loyal consumers because our parents and grandparents are not going to change their consumer behavior that rapidly. The problem will become acute in a few years when your son is going to be amongst the mainstream consumers of P&G or Bell Atlantic. Then, performance is going to have to be top class or companies are going to be out of the marketplace.

Kris
     Now, let me come to the funding for all these new initiatives. Is the budget for IT increasing because of the e-business phenomenon? Is IT being funded differently? I know that the VCs look at dot-com companies in a different way from the funding of start-ups in traditional sectors. Near-term profitability does not seem to be a criterion for funding dot-coms today.

[PHOTO]

JIM BRACKEN
Vice-President - Engineering and Operations,
CBS Sportsline

Craig
     Well, I think part of the issue within our company is that there is no in-depth understanding among the financial folks of the funding needs of these initiatives. They do not always appreciate the medium-term nature of benefits to the corporation from e-commerce initiatives. The ROI models for e-commerce initiatives are not yet fully developed. However, things are changing.

Kris
     Joe, do you want to respond to this?

Joe
     There is some skepticism about funding e-commerce initiatives since several of them have gone bust in the past. However, we have to recognize that this phenomenon is not unique to e-commerce. Further, at Aon, IT budgeting has traditionally been decentralized and it was done bottom up. Now, we have moved to a model where standards for hardware and software are set centrally. Thus, the amount of money available for non-standard initiatives has come down. Further, we compute overhead charges for any new common initiative and allocate it to individual businesses. The idea is to fund the pilots for these initiatives, to prove them to be useful and then to deploy them across the entire organization.

Ivo
     Funding is hardly a problem in our company due to the highly competitive marketplace we operate in. Revenues are very important to us. Thus, if we make a business case based on revenues, we will get funding. The real problem is to find people to execute the projects since we have a centralized IT department, and there is considerable demand for their expertise.

Bernadette
     A lot of e-commerce development takes place under the badge of IT funding. Most of the funding requests for such projects come from individual departments - sales, marketing, etc. Thus, IT builds the application but the motivation and justification has to be from a particular function. For example, we asked our CFO to reserve 10% of the sales revenue from the new channel towards R&D initiatives to fight the competition in the future. The other concern is the declining marginal benefit from improving e-commerce applications. The customers perceive the first wave as new but subsequent improvements will not generate similar excitement and marginal revenue.

Artur
     Let me put on my old corporate hat for a while and talk about my experience at Bell Atlantic. When I started there, IT was a background activity with hardly any visibility. There was a strong emphasis on R&D but not on IT. By the time I left, forty to fifty thousand out of a total of one hundred and forty thousand employees were on-line. They could send a message to the chairman and get a direct response. So, there has been a tremendous change in funding for IT.

Jim
     In obtaining funding, we have to answer two key questions. First, are we doing this just to be quick to market? Second, are we doing this because this is going to be scalable and will support our business over the next 2 or 3 years? Users do not want to pay incrementally every six months for the next improvement.

Kris
     Bob, you cover several companies. Do you see a trend of increased IT spending in companies because of e-commerce?

Bob
     In general, funding for IT has been increasing. E-commerce and internet initiatives seem to be behind this increase. In the final analysis, IT has definitely become more popular. Whether it is due to the cultural shift that you have mentioned or due to the fact that there is better appreciation of the Chief Information Officer, it is not easy to say.

Kris
     Is the shift in spending dramatic? You say it is increasing; is it increasing by 1-2%, 5-10% or 15-20%?

[PHOTO]

CRAIG PPAGE
Managing Director - Technology Services,
First Data Resources

Bob
     It is pretty dramatic if you look at the revenues of companies that sell internet commerce enabling technologies because they have gone from zero to a couple of billions in one to two years. That is not just a one or two percent shift in corporate budgets. However, it is still a small number in the global IT budget which is a big percentage of total revenue.

Kris
     Jim talked about getting resources to do e-commerce and other technology work on the internet. Do you see that as an issue? And, again, probably, there may be some differences between the companies that are going for their IPOs - they can attract anybody they want - and the companies that do not have that flexibility. Can you throw some light on resources and some innovative ways to cut costs?

Jim
     In the past, you had access to a large talent pool if you wanted to get a client/server or mainframe application. Today, it is extremely difficult to find talent well-versed in internet and web technologies. Thus, today, we do not look for these skills while recruiting. We just look for people with some generic skills in programming and design. Then, we get these people well trained in internet and web technologies in-house, and deploy them.

Kris
     So, are you able to find the resources you need?

Jim
     I am not going to say that it is easy. We certainly have an advantage of being a dot-com company that is among the Top 50. It is still not easy finding qualified resources that are really skilled and have the background to make the transition to working in this fast-paced environment.

Bernadette
     In the UK, we have used outsourcing for the last four years. Since we have long-term relationships with outsourcers, the internet-driven demand for resources has not made any difference to us. We have had to take some of our existing IT people and convert them into business analysts or project managers. I am not terribly sure that all of them were happy in their new role. So we let them off - back to coding - now and again. However, I must say outsourcing has been very popular in the UK for a long time.

Harsha
     The human resource crunch is a big issue. Since we are a software company, the kinds of people we need are different from what an IT shop would need. But, it is such a big issue in Connecticut that we are moving our entire office to Boston. You know how painful this is if you have been through a company move. So, the human resource issue is huge. The Boston market has a lot of talent; but there is also a lot of competition. Silicon Valley is probably another place with a lot of talent.

Ivo
     In Belgium, the situation is same as in the UK. It has become increasingly difficult to find people in the last four years. We have resorted to a lot of outsourcing.

Joe
     I agree with what Bernadette said. We too have taken out some of our in-house people and put them into project management and business analysis. They weren't really comfortable there to start with; so, we invested lots of time and resources in training them in new systems, codes, new programming languages. We then made them a part of the team in some of the development work we were doing. And so, we kept that embedded knowledge in our company. Thus, we made proactive investments in training. This has helped us in making some transitions. But, clearly, we have to do a lot of outsourcing to be able to get the skill-sets we need to move forward.

[PHOTO]

BERNADETTE KIRBY
Managing Director - IT & Product Development
NCH Marketing Services

Craig
     I agree that the difficulty in getting good resources has not just begun this year. I do not think that it is a result of e-commerce. It is just a result of emphasis on data and information processing. Three or four years ago, we actually took a group of folks and began to train them on distributed technology and tried to move them from COBOL and Assembler to C++ and Java. And, they did not make the transition well. Now, we find the situation to be totally different. We have internal people just knocking on our doors asking: When are you going to teach me these new technologies? So, there are a lot of opportunities in-house, but there is also a lot of brand new technology out there. This requires us to go to outsourcing companies with the required skills. If we do not do this, we will spend six to eight months trying to learn these new technologies ourselves; and, by then, we would have already missed the opportunity.

Kris
     With that, we conclude the discussion. I am sure that everybody is excited about e-commerce and about the large opportunities it offers. Today, people are keenly aware of the challenges involved in e-enabling their organizations and are working towards addressing them effectively.

     I would like to thank all the panelists for sharing their wealth of knowledge and insights with all of us. Let us give them a big hand. Thank you.

[PHOTO]

BOB AUSTRIAN
Managing Director,
Bank of America Securities

                              Management council

[PHOTO]                                                                                        [PHOTO]

[PHOTO]                          [PHOTO]                                                       [PHOTO]

[PHOTO]                          [PHOTO]                        [PHOTO]                        [PHOTO]

[PHOTO]                          from top to bottom             [PHOTO]                        from top to bottom

from top to bottom               Balakrishnan V.                from top to bottom             Girish G. Vaidya
                                 Associate Vice President -                                    Senior Vice President -
Nandan M. Nilekani               Finance                        Deepak Sinha, Gp.Capt.         Banking Business Unit
Managing Director, President &                                  Senior Manager -
Chief Operating Officer;         Basab Pradhan                  Computers & Communications     Gopalakrishnan S.
Chairman - Management Council    Regional Manager and           Division                       Deputy Managing Director -
                                 Vice President - Sales                                        Customer Service &
Mohandas Pai T. V.               West North America             Dinesh K.                      Technology
Senior Vice President - CFO,                                    Director - Human Resources
Administration & Facilities;                                    Development, Information       Hema Ravichandar
Secretary - Management Council                                  Systems, Quality &             Senior Vice President -
                                                                Productivity and               Human Resources Development
Ajay Dubey                                                      Communication Design Group
Vice President - Delivery -
Europe

Balasubramanian P., Dr.
Senior Vice President -
Domain Competency Group

                              Management council

[PHOTO]                                                                                          [PHOTO]

[PHOTO]                          [PHOTO]                        [PHOTO]                          [PHOTO]

[PHOTO]                          [PHOTO]                        [PHOTO]                          [PHOTO]

from top to bottom                                              from top to bottom               [PHOTO]

Jan DeSmet                                                      Rajiv Kuchhal
Vice President -                                                Associate Vice President -
Infosys Business Consulting                                     Communication & Product
Services                                                        Services - Nortel and PCC,
                                                                Development Center - Mohali
Phaneesh Murthy
Senior Vice President -                                         Shibulal S. D.
Sales & Marketing and                                           Director - Customer Delivery
Communication & Product
Services

Prabhu M. S. S., Dr.             from top to bottom                                              from top to bottom
Senior Vice President -
Engineering Services and         Raghavan S.                                                     Sobha Meera P. R.
Consultancy Practice             Associate Vice President -                                      Regional Manager and
                                 Quality & Productivity                                          Vice President - Sales
                                                                                                 Canada & East North America
                                 Raghupathi G. Bhandi
                                 Senior Vice President -                                         Srinath Batni
                                 Delivery - Enterprise                                           Senior Vice President -
                                 Solutions                                                       Delivery - West North
                                                                                                 America

                                                                                                 Vasudeva Rao L.
                                                                                                 Senior Vice President -
                                                                                                 Delivery - Canada & East
                                                                                                 North America

                                                                                                 Yegneshwar S., Dr.
                                                                                                 Vice  President  - Education
                                                                                                 & Research








Board of directors                       Management council invitees
------------------------------------     -------------------------------------------------------------------
N. R. Narayana Murthy                    Bhashyam M. R.                        Shiv Shankar N.
Chairman and Chief Executive Officer     Associate Vice President -            Senior Project Manager -
                                         Software Engineering Process Group    Development Center - Chennai

Nandan M. Nilekani                       Bhaskar Ghosh                         Sivashankar J.
Managing Director, President and         Associate Vice President -            Senior Manager -
Chief Operating Officer                  Development Center - Bhubaneswar      Information Systems

Susim M. Datta                           Binod H. R.                           Srinivasan V.
Director                                 Associate Vice President -            Associate Vice President -
                                         Commercial & Facilities               Delivery - eBusiness Practice
Deepak M. Satwalekar
Director                                 Dheeshjith V. G.                      Srinjay Sengupta
                                         Associate Vice President -            Regional Manager and
Ramesh Vangal                            Delivery - Asia Pacific               Associate Vice President -
Director                                                                       Sales - Europe
                                         Hariharan S. Murthy
Prof. Marti G. Subrahmanyam              Regional Manager and                  Sriram V.
Director                                 Associate Vice President - Sales -    Regional Manager and
                                         Communication & Product Services      Associate Vice President -
Philip Yeo                                                                     Sales - Asia Pacific
Director                                 Ashwani K. Khurana
                                         Senior Vice President -               Srivathsa P. S.
Gopalakrishnan S.                        National and International Sales &    Senior Manager -
Deputy Managing Director                 Support - Banking Business Unit       Recruitment -
                                                                               Human Resources Development
Dinesh K.                                Nandita Gurjar
Director                                 Senior Manager -                      Subhash Dhar
                                         Learning & Development - HRD          Regional Manager and
Shibulal S. D.                                                                 Associate Vice President -
Director                                 Narendran K.                          Sales - eBusiness Practice
                                         Senior Project Manager -
                                         Development Center - Mangalore        Subramanyam G. V.
                                                                               Senior Project Manager -
                                         Parameswar Y.                         Software Engineering & Technology
Audit committee                          Associate Vice President -            Labs
Deepak M. Satwalekar, Chairman           Communication & Product Services -
Susim M. Datta                           Other Telecom Business                Sukumar S.
Ramesh Vangal                                                                  Assistant Manager -
Prof. Marti G. Subrahmanyam              Prasad T. P.                          Corporate Planning
                                         Regional Manager and
Compensation committee                   Associate Vice President -            Sudha Kumar
Prof. Marti G. Subrahmanyam, Chairman    Sales - South North America           Senior Manager -
Susim M. Datta                                                                 Corporate Marketing
Deepak M. Satwalekar                     Pravin Rao U. B.
Ramesh Vangal                            Vice President -                      Venkataramanan T. S.
                                         Delivery - South North America        Senior Project Manager -
Nominations committee                                                          Banking Business Unit
Susim M. Datta, Chairman                 Priti Jay Rao
Ramesh Vangal                            Associate Vice President -            Vijay Kumar C.
Prof. Marti G. Subrahmanyam              Development Center - Pune             Associate Vice President -
Philip Yeo                                                                     Infrastructure Development
                                         Ramadas Kamath U.
Investor grievance committee             Associate Vice President -            Vivekanand P. Kochikar
Nandan M. Nilekani, Chairman             Accounts & Administration             Senior Project Manager -
Dinesh K.                                                                      Education & Research
Shibulal S. D.
                                         Management council invitees - Voice of the Youth
                                         Bhaskar Chakravarthy                  Sajan V. Mathew
                                         Eshan Joshi                           Srinivas V.
                                         Indranil M.                           Smitha Murthy
                                         Meera Rajeevan                        Vinayak Pai V.
                                         Nagaraj N. S.

Directors' report
--------------------------------------------------------------------------------

To the members,
Your directors are pleased to present their report on the business and operations of your company for the year ended March 31, 2000.

Financial results                                                                                 in Rs. crore *
-----------------------------------------------------------------------------------------------------------------
Year ended March 31                                                                2000                    1999
-----------------------------------------------------------------------------------------------------------------
Total revenues                                                                   921.46                  512.74
Total expenditure                                                                542.58                  320.99
Operating profit (PBIDT)                                                         378.88                  191.75
Interest                                                                              -                       -
Depreciation                                                                      53.23                   35.89
Profit before tax and extraordinary items                                        325.65                  155.86
Provision for tax                                                                 39.70                   22.94
Profit after tax before extraordinary items                                      285.95                  132.92
Effect of extraordinary item - provision no longer required                        7.57                       -
Extraordinary income, net of tax                                                      -                    2.34
Net profit after tax and extraordinary items                                     293.52                  135.26
-----------------------------------------------------------------------------------------------------------------
Appropriation
Interim dividend paid                                                              9.92                    4.00
Dividend recommended - final                                                      19.84                    8.11
Total dividend                                                                    29.76                   12.11
Dividend tax                                                                       3.27                    1.21
Transferred to - capital reserve                                                     --                   -2.34
               - general reserve                                                 260.49                  119.60
-----------------------------------------------------------------------------------------------------------------

* 1 crore equals 10 million.

Results of operations

Your company experienced rapid growth this year as well. Total revenues grew to Rs. 921.46 crore during the year from Rs. 512.74 crore last year, a growth rate of 79.71%. Operating profit grew to Rs. 378.88 crore (41.12% of total revenues) from Rs. 191.75 crore (37.40% of total revenues), a growth rate of 97.59%. Operating profit margins increased due to enhanced revenue productivity, lower growth in administrative expenses, a broadening of the business mix, and an increase in other income. Profit after tax, from ordinary activities, increased to Rs. 285.95 crore (31.03% of total revenue) from Rs. 132.92 crore (25.92% of total revenue), an increase of 115.12%.

Your company had instituted a contingency plan effective October 1, 1998 to meet any possible disruption in client support due to the Year 2000 impact on the technology and communication infrastructure provided to the company by its vendors. The contingency plan called for the creation of a total provision of Rs. 20.00 crore based on an initial estimate. This provision was required to be made over six quarters starting October 1998. Accordingly, your company had made a total provision of Rs. 9.99 crore up to the quarter ended June 30, 1999. At this time, your company was led to believe that all its telecommunication service providers were Year 2000 ready, and therefore did not expect significant disruption of these facilities. During the second quarter of this remaining year, your company made an appraisal and re-estimated the provision required for meeting such contingencies over the next two quarters of fiscal 2000 and was of the opinion that the provision already made was adequate for the purpose and that, henceforth no further provisions were required.

During the year, an amount of Rs. 2.42 crore was spent towards support for the Year 2000 transition activities and the same was set-off against the provision made earlier. After such set-off, a balance of Rs. 7.57 crore remained in the provision account, which was written back as it was no longer required.

Your company has been preparing to leverage the opportunities offered by the e-business paradigm, and has taken necessary steps to do so. This required that your company incur business restructuring costs for creating a knowledge infrastructure, acquiring people with technical skills in the e-commerce area and for e-inventing the company. Accordingly, your company made a provision of Rs. 3.50 crore during the quarter ended September 30, 1999. An amount of Rs.
3.11 crore was incurred towards e-inventing the company and was set-off against this provision. After this set-off, a balance of Rs. 0.39 crore remains as a provision for e-inventing the company as on March 31, 2000.

Dividend

An interim dividend of Rs. 1.50 per share (30% on par value of Rs. 5) was paid in November 1999. Your directors now recommend a final dividend of Rs. 3.00 per share (60% on par value of Rs. 5) making, in all, a total dividend of Rs. 4.50 per share (90% on par value of Rs. 5), for the current year. The total amount of dividend is Rs. 29.76 crore as against Rs. 12.11 crore for the previous year. Dividend (including dividend tax), as a percentage of net profit after tax from ordinary activities, is 11.55% as compared to 10.02% in the previous year. The final dividend is, however, payable pro rata on the equity shares issued upon the exercise of ADS-linked stock options. Under the Indian Income Tax Act 1961, the receipt of dividend is tax-free in the hands of the shareholders. The tax on distributed profits, payable by the company, increased to Rs. 3.27 crore from Rs. 1.21 crore.

Increase in share capital

During the year, upon your approval, a stock split of 2-for-1 (a subdivision of every equity share from the par value of Rs. 10 each into two equity shares of par value of Rs. 5 each) was effected. Your company also issued 11,900 shares (equivalent to 23,800 ADS) on the exercise of ADS-linked stock options issued under the 1998 Employee Stock Option Plan. Due to this, the outstanding issued, subscribed and paid-up equity share capital increased from 3,30,69,400 shares of par value of Rs. 10 each during the previous year to 6,61,50,700 shares of par value of Rs. 5 each.

Business

The Indian software exports industry demonstrated healthy growth during the year. The year saw your company winding down its Year 2000 related engagements, in line with its risk management strategy. Your company has successfully managed the transition of its Year 2000 related work. While Year 2000 engagements contributed to 0.90% of revenues in Q4 of this year, down from 24.00% in Q1 of fiscal 1999, internet and e-commerce related work grew to 18.80% of revenues in Q4 of this year, up from 3.70% during Q4 of fiscal 1999. Your company's software export revenues grew by 73.85% to Rs. 869.70 crore from Rs. 500.25 crore, and 99 new clients were added during the year. Your company continues to focus on offshore software development, re-engineering, maintenance and products. The share of the fixed-price component of the business was 31.50%, as compared to 36.70% during the previous year. Revenue productivity in dollar terms, grew by 19.80% during the year.

Domestic market

The domestic market witnessed improved performance over the previous year. With the release of the New Generation Core Banking Solution, the successor to Bancs2000, the banking sector in India now has a leading-edge web-enabled product. This solution incorporates the latest technology and business trends including internet-based interfaces and an integrated banking business platform. Further, with banks actively pursuing an e-commerce strategy, your company's pioneering efforts in this area have paid off. BankAway - a powerful e-commerce platform, and PayAway - the universal bill payment and presentment engine, have emerged as winners in the marketplace. Four out of the six banks in India offering internet banking services are now powered by BankAway. Further, BankAway was included in the report `Ranking International internet Banking Solutions' by Meridien Research, US, a global strategic and technology research company focussing on the financial services industry. BankAway is the only internet banking solution from Asia to be covered in the report, and according to Meridien Research, "Infosys is poised to become a leading player in the Asian market". The Banking Business Unit acquired 4 new clients - UTI Bank, IDBI Bank, Karnataka Bank and Federal Bank, increasing its client base to 22 banks in India. The revenue from domestic sales during the year increased by 46% over the previous year. Your directors hope that this trend will continue to accelerate in the future.

Global Development Centers

Last year, as part of its globalization program, your company had stated its intention to start development centers outside India. Based on the recommendations of an internal committee, your company set up a Global Development Center at Toronto, Canada in January 2000. This initiative will help accelerate your company's responses to North American client requirements. In October 1999, your company opened two Proximity Development Centers in the U.S.
- one each at Fremont, California, and Boston, Massachusetts. These centers will further help your company address the requirements of its clients with increased alacrity.

Development centers in India

Construction of the software development center at Infosys Park I - adjoining your company's existing facility at Electronics City, Bangalore - is progressing well. One more block with a total built-up area of 29,600 sq. ft. and a capacity to accommodate up to 225 employees was made operational during this year, as also a food court with a total area of 42,205 sq. ft. Infosys Park I now has the capacity to accommodate up to 1,440 employees on a total built-up area of 2,46,400 sq. ft. Construction of a Customer Care Center of 77,000 sq. ft at Infosys Park I is in progress. During the year, the construction of Infosys Park II began on a plot of 14.06 acres, adjacent to your company's headquarters in Electronics City, Bangalore. This facility, when completed, will comprise around 290,000 sq. ft. of built-up area. Two software development blocks of 70,000 sq. ft. each, with a total capacity to accommodate 1,200 employees, were completed in March 2000. Your company's software development facility, with a capacity to accommodate 1,200 employees at the Pune Infotech Park, Hinjewadi, Pune, was completed this year. Phase I of a new development facility to accommodate 100 employees at Mangalore was inaugurated in February 2000. When completed, this facility will accommodate up to 1,200 employees. Construction of software development centers at Chennai and Bhubaneswar commenced during Q4 this year. When completed, each of these facilities will accommodate up to 2,400 employees. In addition, your company set up software development centers in Hyderabad, Mohali and Mysore. These cities have excellent pools of trained personnel as well as good infrastructure and will complement existing development centers located across the country at Bangalore, Bhubaneswar, Chennai, Mangalore, and Pune.

Overseas branches

To accelerate the sales effort in overseas markets, sales offices were opened in Australia, Belgium and Sweden. During the coming year, additional sales offices are expected to be opened in North America and Europe. Expansion of the overseas sales network will help your company access new markets and broaden its client base. As at the year-end, your company had 16 sales offices overseas.

Yantra Corporation

The sales effort at Yantra was further intensified. Your directors are informed that Yantra has installed a high quality management team to implement its aggressive growth plans. Such accelerated effort requires funds as well as close links with prospective-client and prospective-employee networks. Recently, Yantra closed a $ 15 million venture funding round led by RHO Management and included new investors like Boston Millenia. Existing investors of Yantra - Charles River Ventures, One Liberty Ventures, Hambrecht & Quist and Draper International also co-invested. With this round of financing, Infosys' economic interest in Yantra has come down to 25.10% (on a fully diluted basis), even though Yantra continues to be a subsidiary under the Companies Act, 1956 as the entire common stock is held by your company. The Board of Yantra were of the opinion that its financial information is of a private and confidential nature, and its publishing may be detrimental to Yantra's growth plans. Therefore, given your company's economic interest in Yantra is below 50%, your company requested the Government of India for an exemption from providing details required under
Section 212 of the Companies Act, 1956 and also from attaching the financial statements of Yantra to your company's balance sheet. The government has granted an exemption, and hence such information is not disclosed.

JASDIC

JASDIC Park Company is an Indo-Japanese consortium founded by Mr. Kenichi Ohmae, a well-known management strategist, along with a few Japanese companies and three Indian companies including your company. The aim of JASDIC is to provide high-quality software services from India to the Japanese market. This is in line with your company's strategy to diversify its geographic client base. This investment is yielding positive results and your company sees further growth in revenues from Japan through this venture.

Incubator funding

Your company is in an industry with great opportunity for highly competent and entrepreneurial professionals, who have high aspirations. In keeping with your company's philosophy of encouraging budding entrepreneurs within the organization, your company has provided an incubation mechanism for them to launch their own ventures while continuing to derive benefits from a close association with Infosys. Having launched Yantra in 1996, your company recently piloted another idea Onscan - a web-focussed wireless-enabled comprehensive notification service. Your company has put in place a management team and is in the process of transferring the intellectual property related to the product to Onscan, Inc. The Onscan management team is in the process of raising venture capital to fund the company's growth plans.

Strategic investments

Your company had earlier announced its intention to make selective investments in leading-edge companies that have the potential to yield substantial business benefits. Such investments are also envisaged in select venture capital funds. Benefits from these investments would primarily be in the form of revenue and net income enhancements, through technology partnerships and access to the latest technological developments. Your company made its first investment this year in Massachusetts-based EC Cubed, Inc., a dynamic application provider for B2B e-commerce, granting it Rs. 13.08 crore ($ 3 million) in capital. EC Cubed, Inc., is an existing client of your company and this business relationship has witnessed high growth in the recent past.

Acquisitions

Your company has articulated that acquisitions are one of the key instruments of its growth strategy. Accordingly, your company has initiated discussions with the Government of India for a blanket approval for such acquisitions. Benefits from such acquisitions, as envisaged, include access to new clients, new geographical areas and new service offerings as well as an increase in per-capita revenue productivity. Further, the ability to leverage your company's Global Delivery Model to improve the margins of the acquired business is an important means for unlocking value from the transaction. Availability of proven methodologies, tools and other intellectual property (IP) would be a key criterion since the IP would be scalable across a large group of people in your company and will help enhance skill levels and productivity. The government has recently liberalized acquisition guidelines to permit software companies to freely make acquisitions up to ten times their export revenues in the preceding year.

Quality

After fully leveraging the value of Level 4 implementation of the Capability Maturity Model (CMM) of the Software Engineering Institute at Carnegie Mellon University, USA, your company obtained the CMM Level 5 accreditation during the year. In keeping with its philosophy of openness and sharing its best practices with the industry, your company accepted the request of Prof. Pankaj Jalote of Indian Institute of Technology, Kanpur, India to publish a book entitled "CMM in
Practice: Processes for Executing Software Projects at Infosys (The SEI series in Software Engineering)". Incidentally, this is the first book ever to be published on CMM Level 4 implementation.

The new information infrastructure

Your company firmly believes that cutting-edge information infrastructure is a strategic asset for its business. The factors that have driven your company to implement world-class internal systems are:

 .    the challenge of managing consistently high growth,
 .    the strong focus on quality and the resultant dependence on systems and processes,

 .    the criticality of having timely information in the dynamic and knowledge-intensive IT industry, and

 .    the need to provide 24 x 7 information availability to a workforce, mobile across various time zones.

In the early- and mid-1990s, your company had put in place several homegrown applications which were far from being seamlessly integrated. However, as your company's scale of operations increased and the information requirements of its workforce became more sophisticated, your company decided to adopt a standardized platform that would be the cornerstone of its internal information architecture.

The implementation of SAP R/3 in all the core areas of your company's business was a landmark event in its quest to make IS a strategic partner to the line function. Today, this core platform is supplemented by select inhouse web-based applications that are seamlessly integrated into it.

Going ahead, your company's objective is to focus on state-of-the-art applications with web-based interfaces. Among the projects in the pipeline is the implementation of a system for Customer Relationship Management that will further strengthen client partnerships.

Additional information to shareholders

In earlier years, your company provided additional information in the form of an intangible assets scoresheet, human resources accounting, value-added analysis, brand accounting, economic value-added analysis, and financial statements in substantial compliance with the GAAP of six countries in addition to the U.S. and India. Such information is provided in this year's annual report also.

Corporate governance

With increasing globalization, there has been a renewed thrust on corporate governance in India. Your company continues to be a pioneer in benchmarking its corporate governance policies with the best in the world and its efforts are widely recognized by investors in India and abroad. Your company won the first National Award for Excellence in Corporate Governance, 1999 instituted by the Ministry of Finance, Government of India and sponsored by the UTI Institute of Capital Markets. Your company was selected from an initial short-list of approximately 60 companies by a panel headed by the former Chief Justice of India, Mr. P. N. Bhagwati. Further, the Stock Exchange, Mumbai chose your company as the first winner of their Award for Excellence in Corporate Governance.

The Shri Kumar Mangalam Birla Committee on Corporate Governance constituted by the Securities and Exchange Board of India (SEBI) submitted its report in November 1999, which was accepted by SEBI in December 1999. The recommendations of the committee are mandatory for certain classes of companies effective fiscal 2001. Your company has complied with most of the recommendations in fiscal 2000 itself. The compliance report on various recommendations made by the committee is provided elsewhere in this report. In addition, your directors have documented your company's internal policies on corporate governance. The increasing diversity of the investing community and the integration of global capital markets make corporate governance a key issue in the investment decisions of investors. In line with the committee's recommendations, the management discussion and analysis of the financial position of the company is provided elsewhere in this annual report and is incorporated here by reference.

Capital market developments

The Securities and Exchange Board of India (SEBI) mandated the trading of Infosys shares only in the dematerialized form, with effect from January 4, 1999. Over 96% of the company's shares are presently held in electronic form and with this your company had become the largest electronically held listed company in India. The market capitalization of your company increased to Rs. 58,887.02 crore as on March 31, 2000 as compared to Rs. 9,672.80 crore as on March 31, 1999, based on the quotations on the Indian stock exchanges. The equity shares listed on the NASDAQ continue to quote at a premium to the Indian price.

Employee Stock Offer Plan (ESOP)

1994 Stock Offer Plan (the 1994 plan)

During the year, your company granted letters of right to acquire 30,000 shares (as adjusted for the 2-for-1 stock split effected in February 2000) originally reserved under the 1994 plan. As of March 31, 2000, letters of right to acquire 341,400 shares (as adjusted for the 2-for-1 stock split effected in February
2000) were in force. The 1994 plan has come to an end and no further options will be issued under this plan, in future. No grants were made to the senior management during the year.

1998 Stock Option Plan (the 1998 plan)

Your company had issued 294,300 ADS-linked stock options to 72 employees during the year under the 1998 plan. Details of the options granted under the 1998 plan during the year are given below.

----------------------------------------------------------------------------------------------------------------------
       Description                                 Details
----------------------------------------------------------------------------------------------------------------------
 1.    Total number of shares                      3.20 million ADS (Adjusted for stock split of 2-for-1 announced during the year)

 2.    The pricing formula                         Not less than 90% of the fair market value as on date of grant

 3.    Ratio of ADS to equity shares               One share represents two ADS

 4.    Weighted average price per option granted   $ 114.30 (100% of fair market value on the date of grant)

 5.    Options granted during the year             294,300 options representing 147,150 equity shares

 6.    Options exercised during the year           23,800 options (granted in 1999) representing 11,900 equity shares

 7.    Total number of options in force            689,500 options representing 344,750 equity shares

 8.    Grant to senior management     No. of options
       Phaneesh Murthy                         8,000
       Sobha Meera                             5,000
       Basab Pradhan                           5,000
----------------------------------------------------------------------------------------------------------------------
       Total                                  18,000
----------------------------------------------------------------------------------------------------------------------

 9.    Employees holding 5% or more of the total number of options granted during the year:  Nil

1999 Stock Option Plan (the 1999 plan)

Your company had issued 10,14,500 stock options to 1,228 employees during the year under the 1999 plan. The details of the options granted under the 1999 plan during the year are given below.

----------------------------------------------------------------------------------------------------------------------
       Description                                 Details
----------------------------------------------------------------------------------------------------------------------
 1.    Total number of shares                      66,00,000 shares (Adjusted for stock split of 2-for-1
                                                   announced during the year)

 2.    The pricing formula                         At the fair market value as on date of grant

 3.    Weighted average price per option granted   Rs. 4,267.80 (100% of fair market value on the date of grant)

 4.    Options granted during the year             10,14,500 options for 10,14,500 equity shares

 5.    Options exercised during the year           Nil

 6.    Total number of options in force            10,06,800

 7.    Grant to senior management     No. of options
       Deepak Sinha                            4,000
       Ajay Dubey                              8,000          Raghupathi G. Bhandi                        8,000
       Balakrishnan V                         10,000          Raghavan S.                                10,000
       Balasubramanian P.                      8,000          Srinath Batni                              12,000

       Hema Ravichandar                        8,000          Vasudeva Rao L.                            12,000
       Mohandas Pai T. V.                     14,000          Yegneshwar S.                              10,000
       Girish Vaidya                           8,000
----------------------------------------------------------------------------------------------------------------------
       Prabhu M. S. S.                         6,000          Total                                    1,18,000
----------------------------------------------------------------------------------------------------------------------
 8.    Employees holding 5% or more of the
       total number of options granted during the year:  Nil

Liquidity

A liquid balance sheet is a key element of the financial strategy of your company. Enhanced liquidity reduces financial risk and allows a rapid shift in direction should the market so demand. During the current year, internal cash accruals have more than adequately covered working capital requirements, capital expenditure and dividend payments, and have resulted in a surplus of Rs. 83.39 crore. As on March 31, 2000, excluding the funds collected under the ADS issue, your company had liquid assets of Rs. 231.19 crore as against Rs. 137.13 crore at the previous year-end. Including the funds collected under the ADS issue, your company had liquid assets of Rs. 508.37 crore. These funds have been invested both in rupee and dollar deposits with banks and financial institutions. A high level of liquidity reduces return on shareholders funds. However, a balance between high returns on funds deployed in the business and the ready availability of cash for strategic decisions on growth will have to be maintained. The creation of physical and technological infrastructure will absorb a significant part of the liquid assets over the next three years.

Year 2000 risks and issues

The Year 2000 transition has been smooth, for both your company as well as its clients. Your directors believe that this has been a result of the preparatory work done for the transition as well as the changes already made to the systems. The company provided 24 x 7 transition support to its users and clients by setting-up a Year 2000 War Room. Very few calls came in and all of them were handled immediately. The financial impact of the transition was insignificant. Your directors are happy to report that the transition was completed smoothly and, going forward, see no material financial impact arising from Year 2000 issues.

Organizational changes

During the year, your company re-organized and aligned its delivery and marketing channels in order to decentralize operations, to ensure better responses to client needs, to focus on developing domain expertise, and to develop the next-generation business leaders. The revised management structure is provided elsewhere in the report.

Research and education initiatives

In fiscal 1999, your company instituted the Infosys Fellowship Program at five Indian Institutes of Technology, the Indian Institute of Science, the National Center for Software Technology, Pune University, three Indian Institutes of Management, the National Law School of India University and the Institute of Chartered Accountants of India for Ph.D. programs in computer science, management, law and accounting. This was part of your company's initiative to foster excellence in education. During the current year, an amount of Rs. 75 lakhs was allocated by way of a one year grant to these institutions to continue this initiative. In addition, your company has donated Rs. 1.0 crore to the Indian Institute of Information Technology, Bangalore.

Infosys Foundation

Your company is committed to contribute to its social milieu and, in 1998, established Infosys Foundation as a not-for-profit trust to support initiatives that benefit society-at-large. The Foundation supports organizations devoted to the cause of destitutes, the rural poor, spastics, senior citizens and illiterates. It also helps preserve certain arts and cultural activities of India which are under threat of fading out.

A summary of the work done by the Foundation appears elsewhere in this report. On your behalf, your directors express their gratitude to the honorary trustees of the Foundation for sparing their valuable time and energy for the activities of the Foundation.

Community services

Your company continued the three social programs initiated last year - Catch Them Young, Train the Trainer and Rural Reach. The Catch Them Young program identified 150 promising students for intensive computer training. The Rural Reach program, conducted in four languages, brought elementary computer literacy to over 1500 participants from rural India. The Train the Trainer program familiarized 75 faculty members from various universities with the latest developments in the IT industry.

Further, your company launched a new program, Computers@Classrooms, jointly with Microsoft Corporation. As part of this initiative, your company committed to donate 282 computers from its purchases in earlier years to over 100 institutions across India. Your directors expect these numbers to increase significantly in the future.

Awards

Your directors are happy to report on some of the awards that your company received during the year.

 .    For the fifth year in succession, your company received the Silver Shield from the Institute of Chartered

 .    Accountants of India for the Best Presented Accounts, amongst the entries received from non-financial, private sector companies, for the year
     1998-99.

 .    The Asiamoney poll of financial analysts voted Infosys the best in management among the listed companies in India for the fourth time in a row.

 .    Your company was unanimously awarded the first "National Award for
     Excellence in Corporate Governance" for the year 1999 by a panel of judges chaired by former Chief Justice of India, Mr. P. N. Bhagwati. This award is conferred by the Government of India and is sponsored by the UTI Institute of Capital Markets. Your company also received the first "Award for Excellence in Corporate Governance" instituted by the Stock Exchange, Mumbai.

 .    In a survey conducted among 1636 senior mangers of the Indian industry by
     The Economic Times, Infosys was voted the Most Admired Company in India.

 .    The Software Magazine, USA has ranked Infosys as one of the top 100 companies in its Software 500 rankings.

Fixed deposits

Your company has not accepted any fixed deposits and, as such, no amount of principal or interest was outstanding as of the balance sheet date.

Directors

As per Article 122 of the Articles of Association, Mr. Nandan M. Nilekani, Mr.
K. Dinesh and Mr. S. M. Datta retire by rotation in the forthcoming Annual General Meeting. Mr. Nandan M. Nilekani and Mr. K. Dinesh being eligible, offer themselves for re-appointment. Mr. S. M. Datta has expressed his intention not to seek re-election. Your directors place on record their deep appreciation of the yeoman service rendered by Mr. S. M. Datta during his tenure on the board. Mr. S. M. Datta participated actively in the deliberations of the board and your company benefited immensely from his insights.

Your directors have expanded the board and co-opted Mr. Philip Yeo, Executive Chairman of the Economic Development Board, Government of Singapore as an additional director. Mr. Yeo's appointment as director requires the approval of the members at the ensuing Annual General Meeting.

As part of the globalization process, your directors consider it necessary to increase the size of the board up to 18 members. The necessary resolutions for obtaining the approval of the members are incorporated in the notice for the ensuing Annual General Meeting. The increase also requires the approval of the Government of India under Section 259 of the Companies Act, 1956.

Auditors
The auditors, Bharat S Raut & Co. Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if re-appointed.

FII investment limit

Recently, the Government of India has raised the investment limit in an Indian company for Foreign Institutional Investors, from 30% to 40%, subject to the approval of the board of the investee company, and a special resolution of the shareholders of such a company. Your directors are of the opinion that it would be in the interest of the company to increase the limit of such investment to 40%. The necessary resolutions are being placed before the members in the ensuing Annual General Meeting.

Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under subsection
(1)(e) of section 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of board of directors) Rules, 1988, are set out in the annexure included in this report.

Particulars of employees

As required under the provisions of section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of employees) Rules, 1975, as amended, the names and other particulars of employees are set out in the annexure included in this report.

Acknowledgments

Your directors thank the clients, vendors, investors and bankers for their continued support of your company's growth. Your directors place on record their appreciation of the contribution made by the employees at all levels, who, through their competence, hard work, solidarity, cooperation and support, have enabled the company to achieve rapid growth.

Your directors thank the Government of India, particularly the Department of Electronics, the Customs and Excise departments, Software Technology Parks - Bangalore, Chennai, Hyderabad, Mohali, Mysore, Pune, Bhubaneswar and New Delhi, the Ministry of Commerce, the Reserve Bank of India, VSNL, the Department of Telecommunications, the state governments, and other government agencies for their support during the year, and look forward to their continued support in the future.

                                                              For and on behalf of the board of directors



                                                                          Sd.                                Sd.
                                                           Nandan M. Nilekani              N. R. Narayana Murthy
Bangalore                                        Managing Director, President                           Chairman
April 11, 2000                                    and Chief Operating Officer        and Chief Executive Officer

Annexure to the directors' report
--------------------------------------------------------------------------------

a) Particulars pursuant to Companies (disclosure of particulars in the report of the board of directors) Rules, 1988

1.   Conservation of energy

     The operations of your company are not energy-intensive. Adequate measures have, however, been taken to reduce energy consumption by using energy-efficient computer terminals and by the purchase of energy-efficient equipment incorporating the latest technology. Your company has replaced the existing incandescent lamps with CFL fittings and has shifted to the use of electronic ballast to reduce the power consumption of fluorescent tubes. Your company constantly evaluates new technologies and invests in them to make its infrastructure more energy-efficient. Energy-efficient transformers and UPS systems have been purchased. Energy-saving air conditioners are being purchased and air-conditioned areas have been treated with heat-resistant material to reduce heat absorption. These measures have enhanced energy efficiency. As energy cost forms a very small part of the total cost, the impact on cost is not material.

2.   Research and development (R&D)

     Research and development of new services, designs, frameworks, processes and methodologies continue to be of importance at Infosys. This allows your company to reuse designs across projects, and thereby increase quality and productivity.

     a.   R&D initiative at institutes of national importance

     This initiative has been described in the directors' report.

     b.   Specific areas for R&D at Infosys

     Since businesses and technologies are changing constantly, continuous investments in research and development need to be made. Your company has taken the approach that its research must be beneficial to the company and to its clients either in the short term or in the medium term. As in earlier years, your company continues to conduct research in the areas of software engineering, offshore project management, the Global Delivery Model, emerging technologies, and new tools and techniques. Continuous education is required to keep up with changes around. The traditional form of classroom training is synchronous, and requires the trainer and trainee to be physically present in the same location at the same time. Effectiveness of non-traditional and asynchronous modes of training is an area of research at your company.

     Your company has, as a result of research, been able to develop processes and methodologies for engineering services. This was instrumental in your company getting quality certification for the engineering services group. A consulting methodology has also been developed. Research has been initiated in the areas of software architecture and performance engineering. This is to help projects deliver high performance / high transaction volume software solutions to clients. Research has also been started in object and component technologies to create modules for repeatability of projects. Your company continues to undertake research in the following areas:

     . General software engineering - Your company is constantly improving its methodologies to increase quality and productivity and to reduce time-to-market for its clients. Since time-to-market is important, your company also needs to deliver features on an ongoing basis - almost every month.

     . New technologies - Your company has developed a Rapid Application Development methodology for e-commerce and internet projects.

     . Products - Your company continues to enhance and add additional products in the Banking area.

     Infosys has various groups engaged in R&D. The Education and Research division looks at short-term and long-term research in the areas of Knowledge Management, Education & Training, methodologies, and techniques. Software Engineering and Technology Labs (SETLabs) looks at emerging technology trends in the short term and consists of two divisions. SysLab looks at emerging technology trends in the long term. Comfactory looks at object technology, reuse, component libraries, and related areas.

     c.   Benefits derived as a result of R&D activity

     Your company has been able to maintain margins despite changes in technology and increased personnel costs. For instance, your company successfully managed to reduce its exposure to Year 2000 based services, down to 0.9% of revenues in Q4 this year. This was accompanied by an increase in internet and e-commerce revenues, up to 18.8% in Q4 this year.

     d.   Future plan of action

     There will be continued focus and increased investment in the above R&D activities. Future benefits are expected to flow in from initiatives undertaken this year.

     e.   Expenditure on R&D for the year ended March 31                                         in Rs. croore
     ----------------------------------------------------------------------------------------------------------
                                                                                          2000             1999
     ----------------------------------------------------------------------------------------------------------
     Revenue expenditure                                                                  8.08             9.51
     Capital expenditure                                                                  0.15             0.30
     Total R&D expenditure                                                                8.23             9.81
     R&D expenditure as a percentage of total revenue                                     0.89%            1.91%
     ----------------------------------------------------------------------------------------------------------

3.   Technology absorption, adaptation and innovation

     During this year, your company has standardized the use of Pentium III 500 MHz system with 128 MB RAM and at least 10 GB hard disk space as the standard desktop PC. All personnel traveling frequently to client sites are given Pentium notebook computers. Your company has made significant additions to the number of servers used for software development as well as file and print servers. During the year, your company has also provided video conferencing facility to all its Software Development Centers and offices across the world. Your company has made investments in several engineering workstations and in software required for engineering design work. Your company has also invested in middleware technologies, mobile technologies as well as Palm computing technologies; your company is now capable of integrating these to provide total technology solutions to its clients.

4.   Foreign exchange earnings and outgo

     a. Activities relating to exports, initiatives taken to increase exports, development of new export markets for products and services, and export plans

     In the past, your company has had a strong export focus. In fiscal 2000, 94.38% of revenues were derived from exports. Your company has, over the years, built up a substantial direct marketing network all over the world. Its marketing offices are situated in North America, Europe and Asia Pacific, and are staffed with sales and marketing specialists who directly sell your company's services to large, international clients. The export thrust of your company will continue in the future.

     During the year, your company opened marketing offices in Melbourne in Australia, Brussels in Belgium and Stockholm in Sweden. It also set up development centers in Toronto, Canada, and Fremont and Boston in the U.S. Your company has also launched an initiative to increase the awareness of the Infosys brand, and of its products and services, globally. Several press and public relations exercises have been launched in the U.S. to enhance your company's visibility. Further, your company plans to take part in several international exhibitions to promote its products and services.

     During the year, your company's Banking Business Unit won new clients in Maldives and Mauritius. The long-term goal of your company is to be a highly respected name in the global market for its services and products, and to continue to realize a significant portion of its revenue from exports.


     b.   Foreign exchange earned and used for the year ended March 31                             in Rs. crore
     -----------------------------------------------------------------------------------------------------------
                                                                                          2000             1999
     -----------------------------------------------------------------------------------------------------------
     Foreign exchange earnings                                                          851.72           477.44
     Foreign exchange outgo (including capital goods and imported software packages)    336.58           192.56
     -----------------------------------------------------------------------------------------------------------

                                                              For and on behalf of the board of directors


                                                                          Sd.                                Sd.
                                                           Nandan M. Nilekani              N. R. Narayana Murthy
Bangalore                                        Managing Director, President                           Chairman

April 11, 2000                                    and Chief Operating Officer        and Chief Executive Officer

Annexure to the directors' report
--------------------------------------------------------------------------------
Information as per Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of employees) Rules, 1975, and forming part of the directors' report for the year ended March 31, 2000

---------------------------------------------------------------------------------------------------------------------
Sl.  Name                      Designation                          Qualification               Age   Date of joining
 No.                                                                                        (Years)
---------------------------------------------------------------------------------------------------------------------
  1. Ajay Dubey                Vice President                       B.Tech.(IIT)                 42        07.06.1993
 *2. Ajay Vishwanath Gokhale   Associate Project Manager            B.Sc., MMS                   36        19.07.1999
  3. Amit Kumar Bhadra         Manager (Customer Support)           B.Sc., M.Sc.                 34        22.01.1998
  4. Ardhendu Sekhar Das       Associate Project Manager            B.E.                         34        23.01.1998
  5. Aseem Purohit             Regional Manager                     MMS                          32        17.06.1996
 *6. Ashok V. Arunachalam      Senior Project Manager               B.Tech., MS                  37        03.05.1999
  7. Babuji S.                 Senior Project Manager               B.E.                         50        17.12.1997
 *8. Badrinarayanan
      Jagannathan              Project Manager                      B.E.(Hon.), PGD              33        02.08.1999
  9. Balakrishnan V.           Associate Vice President (Finance)   B.Sc., ACA, ACS, AICWA       35        02.09.1991
 10. Balashankar               Project Manager                      B.E.                         44        17.12.1997
 11. Balasubramaniam T. A.     Assistant Project Manager            B.Sc., PGD                   37        22.05.1997
 12. Balasubramanian P.        Senior Vice President                B.Tech.(IIT), M.Tech. (IIT), 50        01.10.1995
                                                                    Ph.D (PURDUE)
*13. Balwant Chitubhai Surti   Manager - Business Consultancy       LLB, AICWA                   39        16.08.1999
 14. Bhashyam M. R.            Senior Manager (Quality)             B.E., M.E.                   49        07.07.1995
 15. Bhaskar Ghosh             Senior Project Manager               B.Sc., MBA                   40        03.02.1997
 16. Bibhu R. Pattanayak       Senior Project Manager               B.Tech., M.Tech. (IIT)       42        11.08.1997
 17. Bikramjit Maitra          Senior Project Manager               B.Sc., B.Tech.               45        22.02.1999
 18. Binod H. R.               Sr. Manager (Customer Support)       B.E.                         37        02.08.1993
 19. C. S. Srinivas            Associate Vice President             B.E.                         43        15.10.1998
 20. Chandra Shekar Kakal      Senior Consultant                    B.E., MBA                    39        01.03.1999
*21. Chandrakanth Desai        Manager (CCD)                        B.Tech., M.Tech. (IIT)       44        17.01.2000
 22. Chandramouli J.           Senior Project Manager               B.E.                         32        15.06.1988
 23. Col. Krishna C. V.        Advisor (Infrastructure)             B.E., MBA                    53        01.04.1998
*24. D. T. Bhat                Manager - Testing (BBU)              B.Sc., M.Sc.                 45        02.08.1999
 25. Deepak Sinha              Senior Manager (CCS)                 B.Sc.(Hon.)(IIT)             52        06.04.1998
 26. Deepak N. Hoshing         Senior Project Manager               B.Tech. (IIT)                37        10.10.1996
 27. Dheeshjith V. G.          Associate Vice President             B.Sc., M.E. (IISc)           36        14.09.1987
 28. Dinesh Krishnaswamy       Director                             B.Sc., M.Sc.                 45        01.09.1981
 29. Ganesh G.                 Senior Project Manager               B.E. (Hon.), PGD             37        02.05.1994
 30. Gautam Parija             Manager (F&A)                        B.E., MBA                    41        27.03.1997
 31. Geetha G.                 Associate Project Manager            B.E.                         34        01.12.1995
 32. Girish G. Vaidya          Senior Vice President                B.E., PGD (IIM)              49        22.01.1999
 33. Gopalakrishnan S.         Deputy Managing Director             B.Sc., M.Tech. (IIT)         44        01.02.1981
 34. Guruprasad R. A.          Assistant Project Manager            B.E.                         31        05.10.1998
 35. Hema Ravichandar          Senior Vice President (HRD)          BA, PGD (IIM)                38        30.12.1998
 36. Ishwar C. Halalli         Project Manager                      B.E., M.Tech.                37        19.01.1996
*37. Jayaram B. G.             Project Manager                      B.Sc.(Hon.), M.Sc.           46        10.12.1999
                               (Education & Research)
 38. Kannan Iyer               Project Manager                      B.Sc., PGD                   38        01.10.1997
 39. Khurana A. K.             Senior Vice President                B.Tech. (IIT)                49        01.06.1992

----------------------------------------------------------------------------------------------------------------------
Sl.  Name                       Experience             Gross      Previous employment - Designation
 No.                               (Years)Remuneration (Rs.)
----------------------------------------------------------------------------------------------------------------------
  1. Ajay Dubey                         18           828,328      ANZ Bank, New Zealand - Technical Team Leader
 *2. Ajay Vishwanath Gokhale            13           423,938      Siemens Information Systems Limited - Associate Consultant
  3. Amit Kumar Bhadra                  14           672,990      Unit Trust of India - Asst. General Manager Systems
  4. Ardhendu Sekhar Das                13           636,468      ICIM Intl Inc. - Consultant
  5. Aseem Purohit                      10           640,293      Dataline & Research Technologies (I) Ltd. - General Manager
 *6. Ashok V. Arunachalam               11           552,629      New Bridge Networking Corpn. - Manager Advanced Technical
                                                                   Support
  7. Babuji S.                          26           944,952      Mahindra British Telecom Ltd. - Chief Manager
 *8. Badrinarayanan Jagannathan         11           447,028      Oxford Health Plans Incorporations - Sr. Technical Analyst
  9. Balakrishnan V.                    15           842,977      Amco Batteries Ltd - Senior Accounts Executive
 10. Balashankar                        20           664,481      B.E.L - Manager
 11. Balasubramaniam T. A.              14           632,076      Mastek Limited. - Project Leader
 12. Balasubramanian P.                 27         1,235,001      Hitek S/W Engineers Ltd. - CEO \ Technical Director

*13. Balwant Chitubhai Surti            18           395,821      The Saraswat Co-Operative Bank Limited - Senior Manager
 14. Bhashyam M. R.                     26           779,420      Aeronautical Dev. Agency - Scientist
 15. Bhaskar Ghosh                      18           659,185      Philips India Ltd. - Sr. Marketing Manager
 16. Bibhu R. Pattanayak                17           737,683      AT&T - Project Manager
 17. Bikramjit Maitra                   20           714,834      R. S. Software - Vice President-Technology
 18. Binod H. R.                        14           738,947      Motor Industries Co. Ltd. - Senior Engineer
 19. C. S. Srinivas                     18           845,951      Tektronics - Manager
 20. Chandra Shekar Kakal               17           718,207      Ramco Systems - Product Manager
*21. Chandrakanth DesaiManager          23           128,632      Indian Air Force - Wing Commander
 22. Chandramouli J.                    12           611,414      -
 23. Col. Krishna C. V.                 24           719,001      Indian Army - Signal Intteligence Decorate
*24. D. T. Bhat                         23           403,342      Infosys Technologies Limited - Consultant
 25. Deepak Sinha                       31           723,808      Indian Air Force - Group Captain
 26. Deepak N. Hoshing                  15           635,515      Unisys Distr. - Sr. Systems Analyst
 27. Dheeshjith V. G.                   12           757,753      -
 28. Dinesh Krishnaswamy                24         1,294,343      Patni Computer Systems Pvt Ltd. - Sr.Software Engineer
 29. Ganesh G.                          13           722,015      Asian Paints - Systems Executive
 30. Gautam Parija                      19           630,021      Osedc Limited - Deputy General Manager - Planning
 31. Geetha G.                          13           757,866      I. T. I. Limited - Senior Engineer
 32. Girish G. Vaidya                   25         1,220,619      ANZ Grindlays Bank Ltd. - Head & Director Operations
 33. Gopalakrishnan S.                  20         1,233,480      Software Sourcing Co. - V.P. Technical Group
 34. Guruprasad R. A.                   10           765,581      Spectrum Infotech Pvt. Ltd. - Sr. Design Engineer
 35. Hema Ravichandar                   17           935,112      Empower Associates - Proprietrix
 36. Ishwar C. Halalli                  13           711,141      At&T SSTL - Manager - Technical
*37. Jayaram B. G.                      23           202,647      Raffler Software - Project Manager

 38. Kannan Iyer                        18           689,518      Ramco Systems - Manager - Technical
 39. Khurana A. K.                      28         1,047,142      New Building Material Project - Chief Executive
 40. Krishnamoorthy Ananthasivam        Associate Vice President                B.Tech.(IIT), M.Sc.                38
 41. Krishnamurthy T. S.                Senior Project Manager                  B.E.(Hon.)                         37
 42. Krishnan S.                        Manager (International Taxation)        B.Com., ACA                        32

 43. Latha K.                           Project Manager                         B.Sc., MA                          36
 44. Lilly Vasanthini                   Associate Project Manager               B.E., PGD                          37
 45. Madhav Dattaraj Kulkarni           Associate Project Manager               B.Tech.(IIT), M.Tech.(IIT)         33
 46. Mallya P. D.                       Associate Vice President                B.Tech., M.Tech.(IIT)              45
 47. Merwin Fernandes                   Senior Manager                          BCOM                               40
                                        (Sales & Marketing)
 48. Milind S. Deshpande                Project Manager                         B.E.                               33
*49. Mini V. Sarasamma                  Consultant                              B.E.                               31
 50. Mohammed Hussain Naseem            Manager-International Sales             B.Tech.(IIT), MS                   34
                                        (Banking)
 51. Mohan Sekhar                       Associate Vice President                B.E., MS                           37
 52. Mohan M. M.                        Senior Manager (HRD)                    B.Com., PGDBM                      55
 53. Mohandas Pai T. V.                 Senior Vice President (Finance          B.Com., LLB, FCA                   41
                                        & Admn.) and CFO
*54. Nadathur S. Raghavan               Joint Managing Director                 B.E.                               56
 55. Nagaraj R. N.                      Senior Manager (Product Support)        LLB, M.A.                          45
 56. Nandakumar N.                      Project Manager                         B.Sc.                              41
                                        (Education & Research)
 57. Nandan M. Nilekani                 Managing Director,                      B.Tech.(IIT)                       44
                                        President & COO
*58. Nandita Mohan Gurjar               Corporate Development Manager           B.A., M.A.                         39
 59. Narasimman R.                      Associate Project Manager               B.Sc., M.Tech.(IIT)                36
 60. Narayana Murthy N. R.              Chairman & CEO                          B.E., M.Tech.(IIT)                 53

 61. Narendran Koduvattat               Project Manager                         B.Sc.                              33
 62. Padmanabhan D.                     Senior Project Manager                  B.Sc.                              37
*63. Palanisamy Palaniappan             Project Manager                         B.E., M.Tech.(IIT), Ph.D (IISc)    41
 64. Parameswar Y.                      Associate Vice President                B.E., M.Tech.(IIT)                 44
*65. Parthasarathy M. A.                Senior Project Manager                  B.E.                               50
 66. Poornima Harekrishna               Associate Project Manager               B.Sc., PGD                         36

 67. Prabhakara H. R.                   Project Manager                         M.Tech.(IIT)                       39
 68. Prabhu M. S. S.                    Senior Vice President                   B.E., Ph.D (IISc)                  52
 69. Pravin Rao U. B.                   Associate Vice President                B.E.                               38
 70. Priti Jay Rao                      Associate Vice President                B.Sc., M.Sc.(IIT)                  40
 71. Raghavan S.                        Associate Vice President                B.E.                               38
*72. Raghu Ponnapalli                   Senior Project Manager                  B.Sc., MS                          35
*73. Raghunath K.                       Banking Customer Support Manager        BCOM                               46
*74. Raghupathi N. Cavale               Senior Consultant (ERP)                 B.E., MS (IIT)                     38
 75. Raghupati Bhandi                   Vice President                          B.E., M.Tech.(IIT)                 39

 76. Raghuveer B. K.                    Associate Project Manager               B.E.                               32
 77. Rajasekaran K. S.                  Senior Manager (Business Consultancy)   B.Sc., M.Sc., PGD                  41
*78. Rajeev Easwara Warrier             Project Manager                         B.E.                               33
*79. Rajgopal S. Kishore                Project Manager                         B.Tech.(IIT), M.Tech.(IIT)         35
 80. Rajiv Kuchhal                      Associate Vice President                B.Tech.(IIT)                       34

*81. Raju Bannur                        Project Manager                         B.E., M.Tech.(IIT)                 36
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
 Sl.  Name                        Date of joining  Experience   Gross           Previous employment - Designation
 No.                                                (Years)  Remuneration (Rs.)
--------------------------------------------------------------------------------------------------------------------------------
 40. Krishnamoorthy Ananthasivam    10.01.1986        16        967,953         Urban Transport Development Corpn. - Research Asst.
 41. Krishnamurthy T. S.            26.10.1987        15        684,875         Zenith Electro Systems Pvt Ltd. - Software Executive
 42. Krishnan S.                    15.09.1997         9        672,767         Bennett, Coleman & Company Limited - Senior
                                                                                Business Correspondent
 43. Latha K.                       22.08.1997        11        669,480         Riyam Computer Services - Project leader
 44. Lilly Vasanthini               28.05.1997        15        624,368         C-Dot - Programme Engineer
 45. Madhav Dattaraj Kulkarni       04.05.1998        11        664,687         PRT (Barbados) Ltd. - Project Manager
 46. Mallya P. D.                   15.12.1986        22        704,637         IDS - A.V.P
 47. Merwin Fernandes               06.08.1997        18        755,561         DSQ Software Ltd - Business Development Manager

 48. Milind S. Deshpande            15.12.1993        11        600,561         Reesan Imr - Senior A\P
*49. Mini V. Sarasamma              23.08.1999         7        345,648         Softline / KPMG - SAP Consultant
 50. Mohammed Hussain Naseem        07.09.1998        10        645,298         Wipro GE Medical Systems - National Product Manager

 51. Mohan Sekhar                   17.08.1998        13        812,116         AT&T - Operations Manager
 52. Mohan M. M.                    11.07.1992        30        693,732         Motor Industries Co Ltd. - Asst.Officer HRD
 53. Mohandas Pai T. V.             17.10.1994        20      1,171,588         Prakash Leasing Limited - Executive Director

*54. Nadathur S. Raghavan           01.09.1981        36      1,052,713         Patni Computer Systems Pvt. Ltd - Asst. Manager
 55. Nagaraj R. N.                  06.03.1995        24        649,798         State Bank of Hyderabad - Manager
 56. Nandakumar N.                  02.12.1996        19        613,323         Mastek Limited - Training Manager

 57. Nandan M. Nilekani             01.07.1981        22      1,302,458         Patni Computer Systems Pvt Ltd. - Asst. Project
                                                                                Manager
*58. Nandita Mohan Gurjar           20.12.1999         8        199,068         Wipro Infotech - Corporate Manager - HRD
 59. Narasimman R.                  03.04.1998        15        637,473         DRDO - Scientist
 60. Narayana Murthy N. R.          18.03.1982        31      1,416,068         Patni Computer Systems Pvt Ltd. - Head-Software
                                                                                Group
 61. Narendran Koduvattat           08.03.1993        14        604,514         PSI Data Systems Ltd. - Senior Software Engineer
 62. Padmanabhan D.                 02.11.1992        16        705,665         PSI Data Systems Ltd. - Product Manager
*63. Palanisamy Palaniappan         21.09.1999         7        350,910         C. S. T. Inc., - Director Asia-Pacific
 64. Parameswar Y.                  14.10.1996        20      1,073,076         C-Dot - Divisional Manager
*65. Parthasarathy M. A.            30.08.1999        28        430,488         IMR Global Ltd. - Group Manager
 66. Poornima Harekrishna           02.11.1998        13        608,145         ICON Information Technologies Services - Project
                                                                                Manager
 67. Prabhakara H. R.               04.03.1996        15        611,063         ITI Limited - Senior Engineer
 68. Prabhu M. S. S.                01.08.1997        26      1,154,474         Tata Consultancy Services - V.P. Systems Manager
 69. Pravin Rao U. B.               04.08.1986        14        847,238         Indian Institute of Science - Trainee Programmer
 70. Priti Jay Rao                  02.07.1997        17        882,084         L&T - Project Manager
 71. Raghavan S.                    16.04.1987        16        861,139         B. H. E. L. - Maintenance Engineer
*72. Raghu Ponnapalli               09.12.1999        14        213,057         Sun Microsystems Inc. - IR Technical Consultant
*73. Raghunath K.                   16.09.1999        23        329,038         Canara Bank - Manager
*74. Raghupathi N. Cavale           13.12.1999         8        224,148         Price Waterhouse Coopers - Principal Consultant
 75. Raghupati Bhandi               07.07.1988        16        887,462         Wipro Information Technology Ltd. - Sr.Systems
                                                                                Engineer
 76. Raghuveer B. K.                16.04.1992        10        630,420         Ashok Leyland Ltd. - Head
 77. Rajasekaran K. S.              08.11.1983        16        713,352         Voores High School - Teacher
*78. Rajeev Easwara Warrier         02.11.1999        11        260,174         Aspect Development - Group Leader
*79. Rajgopal S. Kishore            09.08.1999        12        556,154         Novell - Manager
 80. Rajiv Kuchhal                  05.02.1990        13        699,751         Telecommunications Consultants (I) Ltd. -
                                                                                Asst.Manager
*81. Raju Bannur                    17.01.2000        11        139,759         IMR Global - Group Manager
------------------------------------------------------------------------------------------------------------------------------------

Annexure to the directors' report (contd.)
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Sl.  Name                             Designation                     Qualification                     Age     Date of joining
 No.                                                                                                  (Years)
---------------------------------------------------------------------------------------------------------------------------------
  82. Rama N. S.              Senior Project Manager                  B.E.                               50        31.03.1999
  83. Ramadas Kamath U.       Senior Manager                          BBM, FCA                           39        01.07.1994
                              (Accounts & Administration)
  84. Ramakrishnan M.         Associate Project Manager (Quality)     B.Sc.                              43        04.09.1996
  85. Ramanamurthy M. S.      Project Manager                         B.E., M.Tech.(IIT)                 34        08.10.1997
  86. Ravi Kiran              Project Manager                         B.E.                               36        15.02.1996
  87. Ravi C.                 Senior Project Manager                  B.E.                               34        02.05.1988
  88. Ravishankar M. R.       Project Manager                         B.E., M.E.(IISc)                   34        16.01.1998
 *89. Rohan Joshi             Senior Manager -                        B.E., MBA                          38        02.11.1993
                              Corp Mark (Operations)
  90. Sajaneel S. Ankola      Associate Project Manager               B.Sc. (Hon.)                       33        01.07.1998
 *91. Sanat Rao               Manager - Business Consultancy          B.Com., PGD (IIM)                  35        20.12.1999

 *92. Sandeep Srivastava      Senior Project Manager                  B.Tech.                            35        10.05.1999
  93. Sanjeev V. R.           Senior Project Manager                  B.E., PGD                          42        12.02.1998
 *94. Saravanan S.            Associate Project Manager               B.Tech.(IIT), PGD (IIM)            33        27.12.1999

  95. Satish G. Bableshwar    Project Manager                         B.E.                               33        23.06.1988
  96. Saumyasanta Chaudhuri   Project Manager                         B.Tech.(IIT), M.E.                 45        30.01.1998
  97. Seshan P.               Senior Project Manager                  B.E.(Hon.)                         39        02.11.1990
  98. Sharad K. Hegde         Senior Vice President                   B.Tech.(IIT), PGD                  41        01.07.1983
 *99. Shekar S. R.            Manager - User Education (BBU)          B.Com., CAIIB                      44        01.07.1999
 100. Shibulal S.D.           Director                                B.Sc., M.Sc., MS (Boston Univ.)    45        01.09.1981
*101. Shiv Shankar N.         Senior Project Manager                  B.Tech.(IIT)                       38        04.08.1999
 102. Shivaprasad K. G.       Associate Vice President                B.Sc.(Hon.), M.Sc.                 44        10.06.1996
*103. Shivaprasad Rai B.      Project Manager                         B.Sc., MBA                         39        28.06.1999
*104. Sitaram M. L.           Manager (CCD)                           B.E.                               43        24.01.2000

 105. Siva Kumar N. S.        Regional Manager                        B.Com.                             32        14.04.1997
 106. Sivashankar J.          Senior Manager (MIS)                    B.Tech., MMS                       40        22.01.1999
 107. Skanthaswamy T. V.      Project Manager                         B.E.(Hon.), M.Tech.(IIT)           42        18.03.1998
 108. Sreenivas Gunturi       Senior Project Manager                  B.E., M.Tech.(IIT)                 38        18.02.1998
*109. Sridharan Baskar        Project Manager                         B.Sc., MBA                         40        20.03.2000
 110. Srinath Batni           Senior Vice President                   B.E., M.E.(IISc)                   45        15.06.1992
*111. Srinivas B. G.          Senior Consultant                       B.E.                               39        03.05.1999
*112. Srinivas K. S.          Senior Consultant (ERP)                 B.E.                               35        06.03.2000
 113. Srinivasan V.           Senior Project Manager                  B.Tech.(IIT)                       37        03.03.1997
*114. Srinivasaraghavan       Project Manager                         B.Tech.(IIT), M.Tech.(IIT),        38        02.11.1999
      Gopalakrishnan                                                  Ph.D (IIT)
 115. Srivathsa P. S.         Manager (HRD)                           B.Sc.(Hon.), PGD                   37        09.03.1994
 116. Subbaraya M. Sastry     Associate Vice President                B.Tech., PGD (IIM)                 41        13.04.1995
 117. Subrahmanya S. V.       Project Manager                         B.E., M.Tech.(IIT)                 38        08.10.1996
                              (Education & Research)
 118. Subramanian K.          Project Manager                         B.Sc., M.Sc.                       40        22.04.1996
------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Sl.  Name                           Experience               Gross     Previous employment - Designation
 No.                                   (Year)   Remuneration (Rs.)
--------------------------------------------------------------------------------------------------------------------------
  82. Rama N. S.                            27             943,427     Satyam Computer Services - Consultant
  83. Ramadas Kamath U.                     15             804,496     Manipal Printers & Publishers Ltd. - Accountant

  84. Ramakrishnan M.                       23             608,960     Canara Bank - Officer
  85. Ramanamurthy M. S.                    13             646,247     Tata Consultancy Services - Asst.Consultant
  86. Ravi Kiran                            13             916,254     Asea Brown Boveri Ltd. - Sr. Engineer Marketing
  87. Ravi C.                               12             666,876     -
  88. Ravishankar M. R.                     12             646,759     Tata Consultancy Services - Associate Consultant
 *89. Rohan Joshi                           12             261,635     Philips Internationals - Junior Vice President

  90. Sajaneel S. Ankola                    11             643,956     Tata Infotech - Manager
 *91. Sanat Rao                              9             175,380     Citicorp Information Technology Industries Ltd -
                                                                       Consultant - Dataware Housing Unit
 *92. Sandeep Srivastava                    13             821,795     Satyam Computer Services Ltd. - Senior Consultant
  93. Sanjeev V. R.                         19             810,313     C-Dot - Divisional Manager
 *94. Saravanan S.                          12             159,180     A.F. Ferguson & Co. - Manager-
                                                                       Business Dev./Assignment/Client Management
  95. Satish G. Bableshwar                  12             654,935     -
  96. Saumyasanta Chaudhuri                 24             615,035     International Computers India Limited - Senior Manager
  97. Seshan P.                             16             941,128     Stanford Business Software (I) Pvt Ltd. - Senior Engineer
  98. Sharad K. Hegde                       19           1,162,670     Patni Computer Systems Pvt Ltd. - Software Engineer Trainee
 *99. Shekar S. R.                          23             460,598     State Bank of Mysore - Manager Grade III
 100. Shibulal S.D.                         24           1,233,480     Sun Micro Systems - Sr. I.R. Manager
*101. Shiv Shankar N.                       18             490,324     PRT - Senior Manager
 102. Shivaprasad K. G.                     23             731,615     Oman Computer Services - Software Development Manager
*103. Shivaprasad Rai B.                    16             498,469     Raffles Software - Resident Manager - Europe
*104. Sitaram M. L.                         20             116,939     Network Solutions Pvt. Ltd. - General Manager -
                                                                       Facility Management Services
 105. Siva Kumar N. S.                      12             654,403     JK Technosoft - Manager
 106. Sivashankar J.                        15             709,440     Anuvin Business Solutions - Director
 107. Skanthaswamy T. V.                    17             708,832     Tata Consultancy Services - Project leader
 108. Sreenivas Gunturi                     15             914,201     IBM Global Services - Dy. General Manager
*109. Sridharan Baskar                      19              20,410     G.I.C. Mumbai - Asst. Manager
 110. Srinath Batni                         22             962,735     PSI Bull - Senior Manager Marketing
*111. Srinivas B. G.                        15             677,759     Asea Brown Boveri - Manager Erp
*112. Srinivas K. S.                         0              45,997     Oracle - Principal Consultant
 113. Srinivasan V.                         14             662,918     Deutsche Software - Asst.Manager Systems
*114. Srinivasaraghavan                      7             273,363     Peritus Software Services - Program Manager
      Gopalakrishnan
 115. Srivathsa P. S.                       15             630,952     Essar Services Ltd. - Management Trainee
 116. Subbaraya M. Sastry                   17             675,762     Verifone - Manager - MIS
 117. Subrahmanya S. V.                     10             625,969     Ashok Leyland Information Technology Ltd. -
                                                                       Asst.Project Manager
 118. Subramanian K.                        17             634,002     Mastek Limited - Asst. Project Manager
 119. Subramanyam G. V.            Senior Project Manager        B.E.                     33      15.06.1988              12
 120. Sudha Kumar                  Senior Manager                B.E., PGD (IIM)          35      14.03.1994              12
                                   (Corporate Marketing)
*121. Sudheer K.                   Associate Vice President      B.Tech.(IIT)             39      14.11.1986              15
*122. Suma Subramanian             Associate Manager             B.Sc., PGD               32      30.04.1999               7
                                   (Human Resources)
*123. Sunil Kumar Kolangara        Project Manager               B.Tech., PGD (IIM)       33      07.02.2000               9
 124. Suresh J. K.                 Project Manager               B.Tech.(IIT), MS (IIT),  40      27.07.1998              17
                                   (Education & Research)        Ph.D (IISc)
 125. Suresh Kamath K.             Associate Manager - Accounts  B.Com.                   37      26.11.1987              12
 126. Surya Prakash K.             Project Manager               B.E.                     31      23.07.1990              10
 127. Suvro Banerjee               Project Manager               B.E., MS                 35      15.10.1998              12
*128. Tapas Roy                    Associate Project Manager     B.Sc., M.Sc.             41      08.02.1999              16

 129. Vasudeva Rao L.              Vice President                B.E.                     38      15.01.1985              15
 130. Venkataramanan T. S.         Senior Project Manager        B.E.                     35      27.11.1993              14
 131. Venkateswarlu Pallapothu     Senior Project Manager        B.E., M.Tech.(IIT)       39      29.03.1999              16
*132. Verender Kumar               Associate Project Manager     B.E.                     31      09.08.1999              11
 133. Vijay Ratnaparkhe            Project Manager               B.E., M.Tech.(IIT)       35      11.05.1998              12
 134. Vijay Kumar C.               Associate Vice President      B.E.                     38      03.11.1987              19
                                   (Infr. Devt.)
*135. Vijaya Raghavan T. R.        Banking Specialist            B.Sc., PGD               46      01.09.1999              23
 136. Vinayak Pai V.               Associate Manager (Finance)   B.Com., ACA              29      03.04.1995               8
 137. Vivekanand P. Kochikar       Project Manager               B.Tech.(IIT), M.Tech.,   36      02.05.1994               9
                                   (Education & Research)        Ph.D (IIT)
 138. Yegneshwar S.                Associate Vice President      B.E. (Hon.), Ph.D (IIT)  39      06.04.1993              12
---------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
 Sl. Name                                     Gross        Previous employment - Designation
                                 Remuneration (Rs.)
----------------------------------------------------------------------------------------------------------------------------
 119. Subramanyam G. V.                     840,572        -
 120. Sudha Kumar                           627,403        A. F. Fergusson & Co. - Consultant

*121. Sudheer K.                            434,487        Indian Organics Chemicals Ltd - Programmer Analyst
*122. Suma Subramanian                      598,529        Free Lance Consultant for HR - HR Consultant

*123. Sunil Kumar Kolangara                  99,050        Unit Trust Of India - Asst. General Manager
 124. Suresh J. K.                          683,244        ADA Bangalore - Dy. Project Director

 125. Suresh Kamath K.                      613,856        Sukruta Agencies - Accounts Asst.
 126. Surya Prakash K.                      666,455        -
 127. Suvro Banerjee                        613,720        TCG S/W - Managing Consultant
*128. Tapas Roy                              28,571        United Bank of India - Manager (EDP)
 129. Vasudeva Rao L.                       762,180        Software Services - Project Manager
 130. Venkataramanan T. S.                  624,596        Tata Engineering & Locomotive Co. Ltd. - Senior Systems Officer
 131. Venkateswarlu Pallapothu              711,333        Tata Consultancy Services - Senior Consultant
*132. Verender Kumar                        387,757        IBM Global Services - Project Manager
 133. Vijay Ratnaparkhe                     691,255        Citicorp Overseas Software Ltd. - Consultant
 134. Vijay Kumar C.                        753,839        Self Employed

*135. Vijaya Raghavan T. R.                 352,822        Vysya Bank - Senior Manager
 136. Vinayak Pai V.                        697,456        Sajawat Industries - Chief Accountant
 137. Vivekanand P. Kochikar                609,207        H. M. T. Ltd - Dy. Engineer

 138. Yegneshwar S.                         670,931        I. I. M. Ahmedabad - Assistant Professor
----------------------------------------------------------------------------------------------------------------------

NOTE:

Remuneration comprises basic salary, allowances and taxable value of perquisites.
*Employed for part of the year.
None of the employees are related to any director of the company.


                                                           For and on behalf of the board of directors
                                                                      Sd.                               Sd.
Bangalore                                              Nandan M. Nilekani             N. R. Narayana Murthy
April 11, 2000                               Managing Director, President                          Chairman
                                              and Chief Operating Officer       and Chief Executive Officer

Risk management
--------------------------------------------------------------------------------
The management cautions readers that the risks outlined below are not exhaustive and are for information purposes only. Investors are requested to exercise their own judgement in assessing various risks associated with the company and to refer to discussions of some of these risks in the company's earlier annual reports and Securities and Exchange Commission filings.

Infosys has adopted an integrated approach to managing the risks inherent in various aspects of its business. As part of this approach, the board of directors is responsible for monitoring risk levels on various parameters, and the management council is responsible for ensuring implementation of mitigation measures, if required. Prudential norms aimed at limiting exposures are an integral part of this approach. Formal reporting and control mechanisms ensure timely information availability and facilitate proactive risk assessment.

Given the rapidly changing environment in which Infosys operates, a dynamic framework for risk assessment is of paramount importance. The company has proactively capitalized on the recent upsurge in e-business related outsourcing activity - and has also made suitable adjustments in its risk assessment methodology to manage risks specific to e-business activity.
The company's risk management process includes timely dissemination of information on the parameters outlined below. Periodic risk reports to senior management help identify potential areas for concern and therefore enable swift corrective action, when required.

     1.   Business portfolio risks

               E-business exposure
               Service concentration
               Client concentration
               Geographical concentration
               Vertical domain concentration
               Technology concentration

     2.   Financial risks

               Foreign currency rate fluctuations
               Liquidity
               Leverage

     3.   Legal and statutory risks

               Contractual liabilities
               Statutory compliance

     4.   Internal process risks

               Project execution
               Disaster prevention and recovery
               Technological obsolescence
               Human resource management
               Internal control systems
     5.   Political risks

1.   Business portfolio risks

     Excessive dependence on any single business segment increases risk and therefore needs to be avoided. To this end, the company has adopted prudential norms to prevent undesirable concentration. The management takes appropriate corrective steps, when required.

1.1  E-business exposure

     In recent years, the internet has emerged as an extremely efficient platform for enabling business transactions. This revolution has given rise to several new firms with business models that are challenging traditional modes of doing business. Further, this has also created an unprecedented business opportunity for IT service companies such as Infosys.

     Over the last two years, Infosys has demonstrated its ability to partner with dot-com start-ups to bring their ideas to market in highly compressed time-frames. Infosys' expertise in integrating a wide range of platforms with the latest internet technologies has also helped several traditional businesses embrace the e-paradigm. The recent upsurge in our partnerships with start-ups has resulted in increased exposure to new risk factors, as outlined below.

     . Business risks: The high risk of failure, the possibility of lack of sustained funding from venture capitalists, and the possibility of the venture getting acquired by a third party result in lack of predictability in revenues from the account and also result in higher credit risk.

     . Project execution risks: Frequent shifts in business models, and the consequent changes in client requirements, increases the difficulty in delivering solutions within a pre-determined timeframe and budget.

     . Legal risks: Given that e-business initiatives in dot-coms are highly mission-critical, the litigation risk associated with these accounts is significant.

     Measures that Infosys has put in place to address these risks are outlined below.

     1.1.1 Business risks

     The company chooses its clients in the dot-com sphere based on their potential to succeed. These decisions are based on an analysis of the business plan, the promoters' track record, quality of venture capital backing, extent of funds available, etc. Further, for most start-ups, the payment structure is designed such that a significant proportion of the amount is received in advance of the work delivered.

     1.1.2 Project execution risks

     A robust iterative solution delivery methodology has been developed which aids Infosys in managing scope changes, reducing cycle times, and ensuring a good fit between the clients' requirements and the solution delivered. Further, the usage of CMM Level 5 processes ensures that the risks involved in any given project are identified well in advance, discussed with the client, and mitigated early in the project life cycle through appropriate steps.

     1.1.3 Legal risks

     An in-depth analysis of legal issues specific to the e-business segment has been performed and contracts with these companies include specific clauses to protect the company's interests.

1.2  Service concentration

     Infosys has an array of service offerings across various horizontal and vertical business segments. To prevent excessive dependence on any service offering that caters to one-time market opportunities, the company has adopted a norm to restrict business from any such service to less than 25% of total revenue. Further, these opportunities (such as Year 2000 conversion services) were used to make inroads into hitherto untapped client accounts. These have resulted in a broader client base for other services and have also helped build fruitful, long-term client relationships.

     During the year, revenues of the company from Year 2000 conversion services decreased steadily. This decline was offset by increasing revenues from e-business engagements. The table below shows the movement of these two segments in fiscal 2000.

     ------------------------------------------------------------------------------------------------------------
                                                  Quarter 1         Quarter 2        Quarter 3        Quarter 4
     ------------------------------------------------------------------------------------------------------------
     Year 2000 revenues                               12.1%              9.4%             5.8%             0.9%
     E-business revenues                               6.4%             10.3%            15.6%            18.8%
     ------------------------------------------------------------------------------------------------------------

1.3  Client concentration

     Excessive exposure to a few large clients has the potential to impact profitability and to increase credit risk. However, large clients and high repeat business lead to higher revenue growth and lower marketing costs. Therefore, the company needs to strike a balance. Infosys has chosen to limit the revenue from any one client to 10% of total revenue.

     In addition to increasing revenues from existing clients, Infosys actively seeks new business opportunities and clients to reduce client concentration levels. During the year, the company added 99 clients, many of whom are start-ups in the telecom and e-business space. Given the inherent risks associated with start-ups, the company closely monitors the proportion of revenues derived from this segment. In fiscal 2000, start-ups contributed 5% to total revenues. A prudential norm for business from this segment may be put in place in future, if deemed necessary.

     The following table provides historical data on client concentration (based on Indian GAAP).

     ------------------------------------------------------------------------------------------------------------
                                                        FY 2000                 FY 1999                FY 1998
     ------------------------------------------------------------------------------------------------------------
     Active clients                                         194                     115                     93
     Clients added during the year                           99                      39                     45
     % of revenues from the largest client                 7.2%                    6.4%                  10.5%
     % revenues from top five clients                     30.2%                   28.4%                  35.1%
     % revenues from top ten clients                      45.7%                   44.0%                  50.1%
     Clients accounting for >5% of total revenue              4                       5                      5
     ------------------------------------------------------------------------------------------------------------

1.4  Geographical concentration

     A high geographical concentration of business could lead to volatility because of political and economic factors in target markets. However, individual markets have distinct characteristics - growth, IT spends, willingness to outsource, costs of penetration, and price points. Cultural issues such as language, work culture and ethics, and acceptance of global talent also come into play. Due to these business considerations the company has decided not to impose rigid limits on geographical concentration.

     This risk is managed by proactively looking for business opportunities in new geographical areas and thereby increasing their contribution to total revenues. In line with this, the company has made significant efforts to enhance business from Europe and Asia Pacific.

     The following table provides historical data relating to geographical concentration (based on Indian GAAP).

     ----------------------------------------------------------------------------------------------------------------------
     Geographical area                                  FY 2000                 FY 1999                 FY 1998
     ----------------------------------------------------------------------------------------------------------------------
     North America                                        77.4%                   81.4%                   81.5%
     Europe                                               14.0%                    9.3%                    8.9%
     Rest of the world                                     5.7%                    6.9%                    6.0%
     India                                                 2.9%                    2.4%                    3.6%
     ----------------------------------------------------------------------------------------------------------------------
     Total                                               100.0%                  100.0%                  100.0%
     ======================================================================================================================

1.5  Vertical domain concentration

     Vertical domains relate to the industry in which clients operate. Infosys has chosen to focus on certain vertical segments with a view to leverage accumulated domain expertise to deliver enhanced value to its clients. To ensure that cyclicality in any one industry does not adversely impact revenues, proportion of revenue from each vertical domain is closely monitored.

     Focussed marketing efforts in chosen domains serve to mitigate this risk.

     The following table provides historical information on the proportions of revenue from various domains (based on Indian GAAP).

     --------------------------------------------------------------------------------------------------------------
     Vertical domain                                    FY 2000                 FY 1999                 FY 1998
     --------------------------------------------------------------------------------------------------------------
     Manufacturing                                        23.0%                   24.6%                   21.1%
     Insurance, banking and financial services            30.1%                   23.3%                   19.7%
     Telecom                                              15.4%                   14.2%                   16.8%
     Retail                                               10.6%                   13.8%                   17.6%
     Others                                               20.9%                   24.1%                   24.8%
     --------------------------------------------------------------------------------------------------------------
     Total                                               100.0%                  100.0%                  100.0%
     ==============================================================================================================

1.6  Technology concentration

     Being a company exposed to rapid shifts in technology, an undue focus on any particular technology could adversely affect the risk profile of the company. However, given the rapid pace of technological change, Infosys has chosen not to impose rigid concentration limits. Often, industry characteristics and market dynamics determine the choice of technology. Over the year, the market has seen a dramatic shift towards internet-related technologies, which is reflected in the change of mix.

     The following table provides historical technology-related data (based on Indian GAAP).

     ----------------------------------------------------------------------------------------------------------
     Technology                                         FY 2000                 FY 1999                 FY 1998
     ----------------------------------------------------------------------------------------------------------
     Distributed systems                                  47.2%                   41.5%                   36.4%
     Mainframe/mid-range                                  25.0%                   37.1%                   38.9%
     Internet                                             13.6%                    3.7%                    0.1%
     Proprietary telecom systems                           6.8%                   12.1%                   19.2%
     Others                                                7.4%                    5.6%                    5.4%
     ----------------------------------------------------------------------------------------------------------
     Total                                               100.0%                  100.0%                  100.0%
     ==========================================================================================================

2.   Financial risks

2.1  Foreign currency rate fluctuations

     Infosys derives its revenue from more than 20 countries around the world. The US constitutes a significant portion of total revenues with approximately 88% of revenues in fiscal 2000 being dollar-denominated. A large proportion of Infosys' expenses are in Indian rupees. Operating profits are therefore subject to foreign currency rate fluctuations. While the depreciation of the Indian rupee would have a favorable bottom-line impact, an appreciation would affect the company's profitability adversely. As Infosys is a net foreign currency earner, it has a natural hedge on all forex-related payments.

     The table below gives the foreign currency receipts and payments.

                                                                                                   in Rs. crore
     ----------------------------------------------------------------------------------------------------------
                                                        FY 2000                 FY 1999                 FY 1998
     ----------------------------------------------------------------------------------------------------------
     Earnings in foreign currency                        851.72                  477.44                  226.12
     Revenue expenditure in foreign currency             296.56                  162.75                   79.12
     Net revenue foreign currency earnings               555.16                  314.69                  147.00
     Capital expenditure in foreign currency              40.02                   29.81                   19.53
     Net foreign currency earnings                       515.14                  284.88                  127.47
     ----------------------------------------------------------------------------------------------------------

     To avoid risks arising from short-term foreign currency rate fluctuations, Infosys hedges a part of its dollar receivables in the forward market. Dollar expenses are met out of foreign currency accounts. A significant part of the surplus funds of the company is maintained in foreign currency deposits. The company does not take active trading positions in the foreign currency markets and operates only to hedge its receivables. Any bad debt write-offs in foreign currencies are effected only after obtaining permission from the Reserve Bank of India.

2.2  Liquidity

     An essential part of the financial strategy of Infosys is to have a liquid balance sheet. The company aims to have liquid assets at 25% of revenue and around 40% of total assets. Operating as it does in a high technology area, a high level of liquidity enables quick responses to rapid changes in the environment.

     Infosys also has a policy to settle its payables well within stipulated time frames. Further, the nature of business is such that significant investments may have to be made in marketing, and research and development activities. All these factors call for considerable liquidity.

     The following table gives the data on the liquidity position of the company based on Indian GAAP.

     -----------------------------------------------------------------------------------------------------------
     Ratio                                              FY 2000                 FY 1999                 FY 1998
     -----------------------------------------------------------------------------------------------------------
     Operating cash flow as % of revenue                 27.07%                  30.98%                  22.19%
     Days of sales receivable                                56                      61                      57
     Cash and equivalents as % of assets                 61.00%                  72.51%                  29.57%
     Cash and equivalents as % of revenue                55.17%                  81.26%                  19.64%
     -----------------------------------------------------------------------------------------------------------

2.3  Leverage

     Infosys has been a debt free company for the last three financial years. Currently, the company has a policy to use debt financing only for short-term funding requirements, should the necessity arise.

3.   Legal and statutory risks

3.1  Contractual liabilities

     Litigation regarding intellectual property rights, patents and copyrights is increasing in the software industry. In addition, there are other general corporate legal risks.

     The management has clearly charted out a review and documentation process for contracts. This process focuses on evaluating the legal risks involved in a contract, on ascertaining the legal responsibilities of the company under the applicable law of the contract, on restricting its liabilities under the contract, and on covering the risks involved. The management has also taken sufficient insurance cover abroad to cover possible liabilities arising out of non-performance of the contract. The management reviews this on a continuous basis and takes corrective action. As a matter of policy the company does not enter into contracts which have open-ended legal obligations.

     To date, the company has no material litigation in relation to contractual obligations pending against it in any court in India or abroad.

3.2  Statutory compliance

     Infosys has a compliance officer to advise the company on compliance issues with respect to the laws of various jurisdictions in which the company has its business activities and to ensure that the company is not in violation of the laws of any jurisdiction where the company has operations. The compliance officer reports from time to time on the compliance or otherwise of the laws of various jurisdictions to the board of directors. Various business heads give compliance certificates to the board of directors and the compliance officer reports deviations, if any. Generally, the company takes appropriate business decisions after ascertaining from the compliance officer and, if necessary, from independent legal counsel, that the business operations of the company are not in contravention of any law in the jurisdiction in which it is undertaken. Legal compliance issues are an important factor in assessing all new business proposals. The company has strengthened its legal team and put in place appropriate policies towards legal compliance. The company follows an affirmative policy in protecting its trade name and trademark/service mark and is actively pursuing trademark infringement suits against various persons / companies in India.

4.   Internal process risks

4.1  Project execution

     Risk management processes at the operational level are a key requirement for reducing uncertainty in delivering high-quality software solutions to clients within budgeted time and cost. Adoption of quality models such as the Software Engineering Institute's Capability Maturity Model (SEI-CMM) has ensured that risks are identified and measures are taken to mitigate them at the project plan stage itself. During the year, Infosys was assessed to be at Level 5 of the CMM, a distinction that only around 20 companies in the world have achieved.

     A Risk Management Guideline is in place to provide guidance to project leaders and module leaders on ways in which risks can be identified and mitigated. Important metrics are also collected and analyzed for all projects and a database of such information is maintained to focus attention on key improvement areas. Standard methodologies, perfected through accumulated experience, form the basis for execution of projects in most of Infosys' service offerings.

     Infosys also has an effective system in place to ensure creation, documentation and dissemination of experiential knowledge. The backbone of this system is a user friendly, searchable database known as the Body of Knowledge (BoK) comprising of knowledge components contributed by employees of the company. Incentive schemes are in place to encourage a knowledge sharing culture in the organization. Even so, the company has now created a dedicated central team of experts in the knowledge management sphere to provide further impetus to this initiative. This group will create technology aids and also facilitate knowledge accumulation and dissemination through innovative methods.

4.2  Disaster prevention and recovery

     Adherence to ISO 9001 and CMM Level 5 quality standards has ensured that the company has a robust disaster prevention and recovery system in place. The company has a disaster recovery plan for each of its work locations as well as for each technology category. Possible risks for each category have been identified and action plans put in place to cope with any contingencies. These plans are reviewed and updated periodically to make sure that they are in sync with changes in technology and risks.

     All software media brought into the company's offices are scanned for viruses before being used. Further, Infosys has firewalls in place on all connections to clients and to the internet.

     The Year 2000 problem had the potential to affect systems, transaction processing, computer applications and devices used by the company to operate and monitor major aspects of its business. Towards reducing this risk, the company had undertaken a series of measures. Infosys is glad to report that due to the steps taken proactively, the transition into the new millennium was smooth. Infosys provided 24 x 7 transition support to its clients and internal users through a Year 2000 `War Room' created specifically for this purpose.

4.3  Technological obsolescence

     The company evaluates technological obsolescence and the associated risks on a continuing basis and makes investments accordingly. Information technology is possibly the only area where costs for a given technology reduce over time. The cost of acquiring technology also includes the cost of installation and retraining.

     The technology requirements of the company can be classified into three categories and different strategies are used to manage risk in each category. The first category is the company's desktop environment consisting of PCs along with associated software. In this category, volumes are large and retraining costs are high. The company considers this as a commodity product and goes for a technology that is mature - not leading edge - so that costs are low. The company has also standardized its user interface software so that retraining costs are minimal. Once the warranty period on these systems expires, they are donated to educational and charitable institutions, after obtaining suitable approval.

     The second category of systems are proprietary systems used for development of software for clients as well as the servers used for running internal IS applications. The technological obsolescence in these areas is not rapid, especially in the mainframe segment. Purchase decisions in this category are determined by client requirements. The company has standardized on the Windows NT platform for its internal IS needs. Network components also fall into this category and the company is standardizing its network components, based on a few suppliers.

     The third category of systems are the tools required for software development including project management tools, integrated software development environments, testing and other CASE tools, collaborative software development tools, etc. In this category, the company continuously looks out for leading-edge products that help increase productivity and also give the company an advantage over its competitors. In its technology infrastructure, Infosys aims to be on par with or better than the best anywhere in the world including its clients. The company's clients would like it to advise them on emerging products and technologies. Hence, Infosys continuously invests in these technologies. Several research initiatives are going on in the company to review and adopt the technology for use internally as well as on client projects.

     The company's amortization strategy reflects the requirements of the various categories of systems. Infosys has an aggressive amortization program under which category 1 and 2 are amortized in 2 years except for mainframe technology. Further, purchase of software is treated as revenue expenditure in the same year. Other assets are also aggressively amortized to ensure that the investment is current and that any change in technology would not lead to large write-offs. Such an amortization policy also ensures full cost recovery as part of current costs.

     The following table gives depreciation expense and software expense as a proportion of revenues for the last three years (based on Indian GAAP).

     -----------------------------------------------------------------------------------------------------------
                                                        FY 2000                 FY 1999                 FY 1998
     -----------------------------------------------------------------------------------------------------------
     Depreciation / average gross block                   23.5%                   26.2%                   25.8%
     Depreciation / total revenue                          5.8%                    7.0%                    8.7%
     Software for own use / total revenue                  1.8%                    2.9%                    3.4%
     -----------------------------------------------------------------------------------------------------------

4.4  Human resource management

     The key resource for Infosys is its people. The company has been able to create a favorable work environment that encourages innovation and meritocracy. This, combined with a well-balanced compensation package, ensures that

     Infosys has one of the lowest attrition rates in the industry, today. The table below gives attrition rates for the past three years:

     -----------------------------------------------------------------------------------------------------------------
                                                        FY 2000                 FY 1999                 FY 1998
     -----------------------------------------------------------------------------------------------------------------
     Attrition rate                                        9.2%                   11.5%                   15.9%
     -----------------------------------------------------------------------------------------------------------------

     Infosys enjoys excellent relationships with leading universities in India and thus has a huge talent pool to draw from. The company added 1880 software professionals during the year ended March 31, 2000 This was achieved in spite of the stiff entry criteria the company sets for aspiring employees. During this period the company witnessed a 147% increase in the number of job applications received -- from around 74,450 in fiscal 1999 to about 184,000 in fiscal 2000.

     Today, Infosys is the employer-of-choice across universities in India. The company is also in the process of building relationships with universities outside India in order to gain access to a wider talent pool. Given Infosys' track record and its strong brand equity among the pool of potential employees, the company is confident of scaling up to the numbers required to support its growth in future.

4.5  Internal control systems

     Being a process-oriented company, Infosys has in place clear processes and well-defined roles and responsibilities for people at various levels. This, coupled with robust internal information systems, ensures appropriate information flow to facilitate monitoring. Adherence to these processes is ensured through frequent internal audits. Additionally, the following measures are in place to ensure proper control:

     . Any unbudgeted expense has to be approved by the managing director, president and COO.

     . Any policy change is approved by a committee headed by the chairman and CEO after a 5-year profitability impact assessment.

     . Senior management personnel submit periodic reports on their activities and achievements and these are reviewed by the managing director, president and COO.

5.   Political risks

     Recognizing that India's education system, its world-class professionals, and its low cost structure give it an intrinsic comparative advantage in software exports, successive governments have accorded a special status to this industry. Task Forces comprising politicians, bureaucrats and industrialists have recommended policy measures to give a fillip to the Indian IT industry. Many of these recommendations have been implemented and some of them are actively being considered for implementation. On the whole, the government's favorable disposition towards the IT industry - and specifically towards software exports - is highly encouraging. Given the consensus among all leading political parties on the importance of the software industry, it is likely to remain a focus area for governmental policy in the years to come. However, in order to mitigate the risk of operating from a single country, Infosys has recently established development centers outside India. A Global Development Center was set up at Toronto, Canada in January 2000. In October 1999, the company also established Proximity Development Centers (PDCs) at Fremont, California and Boston, Massachusetts. Plans are also underway to set up a PDC in the U.K. shortly.

Corporate governance
--------------------------------------------------------------------------------

Corporate governance policies

Infosys has been a pioneer in benchmarking its corporate governance policies with the best in the world. The directors present below the company's policies on corporate governance.

A.   Board composition

     1.   Responsibilities of the CEO and the COO

     The current policy of the company is to have an executive chairman and chief executive officer (CEO), and a managing director, president and chief operating officer (COO). There is a clear demarcation of responsibilities and authority between the two. The CEO is responsible for corporate strategy, brand equity, planning, external contacts, acquisitions, and board matters. The COO is responsible for all day-to-day operations-related issues and for the achievement of annual targets in customer satisfaction, sales, profitability, quality, productivity, recruitment, training and employee retention. The CEO, COO, the other executive directors and the senior management make periodic presentations to the board on their responsibilities, performance and targets.

     2.   Size of the board

     The board has ten members, and periodically reviews the need for its expansion. As per the current by-laws of the company, the board can have up to twelve members. The board intends to increase its size upto eighteen members in line with its plans for globalization.

     3.   Executive and independent directors

     The current policy is to have an appropriate mix of executive and independent directors to maintain the independence of the board, and to separate the board functions of governance and management. To ensure independence of the board, the members of the audit committee, the nominations committee and the compensation committee are composed entirely of independent directors. The current board has five independent directors and five executive directors. All executive directors are also founders of the company.

     4.   Board membership criteria

     Board members are expected to possess the expertise, skills and experience required to manage and guide a high growth, hi-tech software company deriving revenue primarily from G-7 countries. Expertise in strategy, technology, finance, quality and human resources is essential. Generally, they will be between 40 and 55 years of age. They will not be a relative of an executive director or of an independent director. They are generally not expected to serve in any executive or independent position in any company in direct competition with Infosys. Board members are expected to rigorously prepare for, attend, and participate in all board and applicable committee meetings. Each board member is expected to ensure that other existing and planned future commitments do not materially interfere with the member's responsibility as a director of Infosys.

     5. Membership term

     The board constantly evaluates the contribution of its members, and recommends to shareholders their re-appointment periodically as per statute. The current law in India mandates the retirement of one-third of the board members every year and qualifies the retiring members for re-appointment. The executive directors are appointed by the shareholders for a maximum period of five years at one time but are eligible for re-appointment upon completion of their term. The nominations committee of the board, composed entirely of independent directors, recommends such appointment / re-appointment. However, the membership term is limited by the retirement age for members.

     6.   Retirement policy

     The board has adopted a retirement policy for its members. Under this policy, the maximum age of retirement of executive directors, including the CEO, is 60 years, which is the age of superannuation for the employees of the company. Their continuation as members of the board upon superannuation / retirement is determined by the nominations committee. The age limit for retirement from the board is 65 years.

     7. Board compensation review

     The compensation committee determines and recommends to the board, the compensation payable to the members of the board. The compensation of the executive directors consists of a fixed component and a performance incentive. The compensation committee makes a quarterly appraisal of their performance. The annual compensation of the executive directors is approved by the compensation committee within the parameters set by the shareholders at the shareholders meetings. The shareholders determine the compensation of the executive directors for the entire period of their term. The compensation of the independent directors is approved at a meeting of the full board. The total compensation payable to all the independent directors together is limited to a fixed sum per year determined by the board. This sum is within the limit of 0.5% of the net profits of the company for the year calculated as per the provisions of the Companies Act, 1956 and as approved by the shareholders and is separately disclosed in the financial statements. The compensation payable to the independent directors and the method of calculation are also disclosed separately in the financial statements. As founders of the company, the present executive directors have voluntarily excluded themselves from the 1994 Stock Offer Plan, the 1998 Stock Option Plan and the 1999 Stock Option Plan. The independent directors are also not eligible for stock options under these plans, except the 1999 Stock Option Plan. However, no options have been issued so far under the plan to the independent directors.

     8.   Memberships of other boards

     Executive directors are excluded from serving on the board of any other entity unless the said entity is an industrial entity whose interests are germane to the business of the software industry, or a government body that is of relevance to the software industry, or an entity whose objective is the upliftment of society. Independent directors are generally not expected to serve on the boards of competing companies. Other than this, there are no limitations on them save those imposed by law and good corporate governance.

B.   Board meetings

     1.   Scheduling and selection of agenda items for board meetings

     Normally, board meetings are scheduled at least a month in advance. Most of them are held at the company's registered office at Electronics City, Bangalore, India. The chairman of the board and the company secretary draft the agenda for each meeting, along with explanatory notes, and distribute it in advance to the board members. Every board member is free to suggest the inclusion of items on the agenda. Normally, the board meets once a quarter to review the quarterly results and other items on the agenda. The board also meets on the occasion of the annual shareholders' meeting. On a need basis, additional meetings are held. Independent directors are expected to attend at least four board meetings in a year.

     A committee of the board meets as and when required for transacting business of a routine nature.

     2. Availability of information to the members of the board

     The board has unfettered and completes access to any information within the company, and to any employee of the company. At the meetings of the board, the board welcomes the presence of managers who can provide additional insights into the items being discussed.

C.   Board committees

     1.   The committees of the board

     Currently, the board has three committees - the audit committee, the compensation committee and the nominations committee. These committees are composed entirely of independent directors. The functions of these committees are described elsewhere in this report.
     The board has recently constituted an investor grievance committee as per the requirements of the Shri Kumar Mangalam Birla Committee recommendations.

     2.   Assignment and terms of service of committee members

     The board decides, in consultation with the chairman and considering the views of individual board members, terms of service of various committees and the assignment of specific board members to various committees.

     3.   Frequency and duration of committee meetings and committee agenda

     The chairman of the board, in consultation with the company secretary of the company and the committee chairman, determines the frequency and duration of the committee meetings. Normally, the committees meet at least twice a year. The committee agenda and the minutes of the committee meeting are submitted to the full board for approval.

D.   Management review and responsibility

     1.   Formal evaluation of officers

     A committee headed by the chairman and CEO reviews, evaluates and decides the annual compensation for officers of the company from the level of associate vice president excluding members of management council. Further, the compensation committee decides the compensation and benefits for board members as well as for the members of the management council. Grants of stock options under the 1994 Stock Offer Plan were decided by the advisory board constituted under the 1994 Plan. The compensation committee of the board administers the 1998 Stock Option Plan and the 1999 Stock Option Plan.

     2.   Succession planning and management development

     The chairman reviews succession planning and management development with the board from time to time.

     3. Board interaction with clients, employees, institutional investors, the government and the press


     The chairman and CEO manages all interaction with investors, the media, and the government. In this task, he seeks advice and help from the managing director, president and COO as well as the CFO, where necessary. The managing director and COO manages all interaction with clients taking the advice and the help of the CEO, where necessary. Both the CEO and the COO handle employee communication.

Compliance with corporate governance codes

Corporate governance has assumed great significance in India in the recent past. Even though the Companies Act, 1956 provided a framework for corporate governance, defined the powers, duties and responsibilities of the board, and instituted a system of checks and balances with punishment for transgression of law, there was a need felt for a comprehensive code of corporate governance. Indian industry associations have taken the lead in framing such a code. Globally, the Cadbury Committee on corporate governance has framed a similar code. As already stated, the company is committed to good corporate governance and has benchmarked itself against global best practices.

The Shri Kumar Mangalam Birla Committee on Corporate Governance appointed by the Securities and Exchange Board of India (SEBI) submitted its report in November 1999 and the report was accepted by SEBI in December 1999. The recommendations of the committee are mandatory for some companies effective fiscal year 2001, including your company. The company has already complied with most of the recommendations.

As additional disclosure of the company's compliance with corporate governance standards, a report on compliance with the recommendations of the Shri Kumar Mangalam Birla Committee on Corporate Governance and with the Cadbury Committee recommendations is given hereunder.

1. Compliance with the recommendations of the Shri Kumar Mangalam Birla Committee on Corporate Governance

     "Strong corporate governance is thus indispensable to resilient and vibrant capital markets and is an important instrument of investor protection. It is the blood that fills the veins of transparent corporate disclosure and high-quality accounting practices. It is the muscle that moves a viable and accessible financial reporting structure."

                         Excerpts from the Shri Kumar Mangalam Birla Committee Report on Corporate Governance

1.   Board of directors

     1.1 All pecuniary relationships or transactions of the non-executive directors should be disclosed in the annual report. None of the non-executive directors of the company have any pecuniary relationships or transactions with the company.

     1.2 The Committee is of the view that non-executive directors help bring an independent judgement to bear on board's deliberations, especially on issues of strategy, performance, management of conflicts and standards of conduct. The Committee therefore lays emphasis on the calibre of the non-executive directors, especially of the independent directors.

          The non-executive directors of the company are highly respected and accomplished professionals in the corporate and academic worlds.

     1.3 The Committee is of the view that it is important that an adequate compensation package be given to the non-executive independent directors so that these positions become sufficiently financially attractive to attract talent and that the non-executive directors are sufficiently compensated for undertaking this work.

          The non-executive directors are eligible for a commission of upto 0.5% of the net profits of the company. In fiscal 2000, the total commission payable to the five non-executive directors amounted to Rs.
          48.18 lakhs. The 1999 Stock Option Plan includes non-executive directors as beneficiaries. However, no options have been issued so far under the plan to non-executive directors.

     1.4 The Committee recommends that the board of a company have an optimum combination of executive and non-executive directors with not less than fifty percent of the board comprising the non-executive directors. The number of independent directors depends on the nature of the chairman of the board. In case a company has a non-executive chairman, at least one-third of board should comprise of independent directors and in case a company has an executive chairman, at least half of board should be independent (Mandatory recommendation).

          As of March 31, 2000, non-executive directors constituted 50% of the board. The board has divided the responsibility for the management of the company between the chairman and CEO and the managing director, president and COO.

2.   Nominee directors

     2.1 The Committee recommends that when a nominee of the institutions is appointed as a director of the company, he should have the same responsibility, be subject to the same discipline and be accountable to the shareholders in the same manner as any other director of the company. In particular, if he reports to any department of the institutions on the affairs of the company, the institution should ensure that there exist chinese walls between such department and other departments which may be dealing in the shares of the company in the stock market.

          Not applicable.

3.   Chairman of the board

     3.1 The Committee recommends that a non-executive Chairman should be entitled to maintain a Chairman's office at the company's expense and also allowed reimbursement of expenses incurred in performance of his duties. This will enable him to discharge the responsibilities effectively.
          The company has an executive chairman.

4.   Audit committee

     4.1 The Committee recommends that a qualified and independent audit committee should be set up by the board of a company (Mandatory recommendation).

          The company has in place an independent audit committee since fiscal 1998. The audit committee's role flows directly from the board's oversight function.

     4.2  The Committee recommends that
          . the audit committee should have a minimum of three members, all being non-executive directors, with the majority being independent, and with at least one director having financial and accounting knowledge;
          .  the chairman of the committee should be an independent director;
          . the chairman should be present at the Annual General Meeting to answer shareholder queries;
          . the audit committee should invite such of the executives, as it considers appropriate (and particularly the head of the finance function) to be present at the meetings of the Committee but on occasions it may also meet without the presence of any executives of the company. The finance director and head of internal audit and when required, a representative of the external auditor should be present as invitees for the meetings of the audit committee;
          .  the Company Secretary should act as the secretary to the committee.

          These are mandatory recommendations.

          The audit committee currently comprises four members who are the independent and non-executive directors on the board. The audit committee members are accomplished professionals from the corporate and academic worlds.

          The chairman of the committee, Mr. Deepak Satwalekar, director of HDFC Bank Limited, is an independent director.

          The chairman of the audit committee is present at the Annual General Meeting to answer shareholder queries, if any.

          The chief financial officer of the company is present at all audit committee meetings. Both the internal and external auditors of the company attend all audit committee meetings to brief the members. The committee also requires the presence of various heads of departments, on various matters concerning their departments, as and when it deems fit.

          The company secretary is the secretary of the committee.

     4.3 The Committee recommends that the audit committee should meet at least thrice a year. One meeting must be held before finalization of annual accounts and one necessarily every six months (Mandatory recommendation).

          The audit committee meets at the end of every six months. Meetings are held twice a year, once during October to consider the half-yearly financial statements and the other during April to consider the annual financial statements.

     4.4 The quorum should be either two members or one-third of the members of the audit committee, whichever is higher and there should be a minimum of two independent directors (Mandatory recommendation).

          The audit committee consists of four members who are non-executive directors of the company. In fiscal 2000, the prescribed quorum was met at all meetings of the audit committee.

     4.5 Being a committee of the board, the audit committee derives its powers from the authorization of the board. The Committee recommends that such powers should include powers:

          1.   To investigate any activity within its terms of reference.
          2.   To seek information from any employee.
          3.   To obtain outside legal or other professional advice.
          4. To secure attendance of outsiders with relevant expertise, if it considers necessary.

          This is a mandatory recommendation.

          The audit committee has all the powers as envisaged in the above recommendation.

     4.6 As the audit committee acts as the bridge between the board, the statutory auditors and internal auditors, the Committee recommends that its role should include the following:

          . Oversight of the company's financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.
          . Recommending the appointment and removal of the external auditor, fixation of audit fee and also approval for payment for any other services.
          . Reviewing with management the annual financial statements before submission to the board, focussing primarily on:

               -    Any changes in accounting policies and practices.
               -    Major accounting entries based on exercise of judgement by management.
               -    Qualifications in draft audit report.
               -    Significant adjustments arising out of audit.
               -    The going concern assumption.
               -    Compliance with accounting standards
               -    Compliance with stock exchange and legal requirements
                    concerning financial statements.
               -    Any related party transactions i.e. transactions of the
                    company of material nature, with promoters or the management, their subsidiaries or relatives, etc., that may have potential conflict with the interests of company at large.
          .    Reviewing with the management, external and internal auditors, the adequacy of internal control systems.
          .    Reviewing the adequacy of the internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit.
          .    Discussion with the internal auditors of any significant findings and follow-up thereon.
          .    Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board.
          .    Discussion with external auditors, before the audit commences, of the nature and scope of audit. Also post-audit discussion to ascertain any area of concern.
          .    Reviewing the company's financial and risk management policies.
          .    Looking into the reasons for substantial defaults in the payments to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

          This is a mandatory recommendation.

          The role of the audit committee covers all the above functions. The detailed "audit committee charter" is in the process of being adopted by the committee.

5    Remuneration committee of the board

     5.1 The Committee recommends that the board should set up a remuneration committee to determine on their behalf and on behalf of the shareholders with agreed terms of reference, the company's policy on specific remuneration packages for executive directors including pension rights and any compensation payment.

          The company set up a compensation committee of the board in fiscal 1998. The overall policy of the committee is to institute such compensation and benefits for board members, as well as for members of the management council, which reward performance as per set criteria. Periodic evaluation of the performance decides the variable component of the compensation. The compensation for non-executive directors is finalized in the full board meeting.

     5.2 The Committee recommends that to avoid conflicts of interest, the remuneration committee, which would determine the remuneration packages of the executive directors should comprise at least three directors, all of whom should be non-executive directors, the chairman of committee being an independent director.


          All members of the compensation committee including its chairman are independent, non-executive directors of the company.

     5.3 The Committee therefore recommends that all the members of the remuneration committee should be present at the meeting.

          This recommendation is complied with.

     5.4 The Committee recommends that the Chairman of the remuneration committee should be present at the Annual General Meeting, to answer the shareholder queries. However, it would be up to the Chairman to decide who should answer the queries.

          This recommendation is complied with.

     5.5 The Committee recommends that the board of directors should decide the remuneration of non-executive directors (Mandatory recommendation).

          This recommendation is complied with.

     5.6 The Committee recommends that the following disclosures be made in the section on corporate governance of the annual report:

          .    All elements of remuneration package of all the directors i.e.
               salary, benefits, bonuses, stock options, pension etc;
          .    Details of fixed component and performance linked incentives, along with the performance criteria;
          .    Service contracts, notice period, severance fees; and
          .    Stock option details, if any - and whether issued at a discount as well as the period over which accrued and over which exercisable.

          This is a mandatory recommendation.

          The required information is provided later in this section.

6.   Board procedures

     6.1 The Committee therefore recommends that board meetings should be held at least four times in a year, with a maximum time gap of four months between any two meetings. The minimum information should be available to the board (Mandatory recommendation).

          The board met nine times during the financial year 1999-2000. All the required information as recommended by the committee is placed before the board for its consideration on a regular basis.

     6.2 The Committee recommends that a director should not be a member in more than 10 committees or act as Chairman of more than five committees across all companies in which he is a director. Furthermore it is a mandatory annual requirement for every director to inform the company about the committee positions he occupies in other companies and notify changes as and when they take place (Mandatory recommendation).

          This recommendation is complied with except for Mr. S. M. Datta who is the chairman of seven committees and a member of twelve committees across all companies.

7.   Accounting standards and financial reporting

     7.1 The recommendations contained in this section pertained to accounting standards on consolidation, segment reporting, disclosure and treatment of related party transactions and deferred taxation. The Committee recommended that the Institute of Chartered Accountants of India issue accounting standards on these areas expeditiously.

          The company produces financial statements as per the requirements of US GAAP where all the above standards are fully complied with and the same is provided elsewhere in the report. As and when the aforesaid accounting standards are issued in India and are made mandatory the company would adopt the same for Indian GAAP reporting purposes. The company is of the opinion that adoption of these standards will not have any material adverse impact on its financial statements or results of operations of the company.

8.   Management

     8.1 As a part of the disclosure related to Management, the Committee recommends that as part of the directors' report or as an addition there to, a Management Discussion and Analysis report should form part of the annual report to the shareholders (Mandatory recommendation).

          This information is disclosed in various parts of the annual report, viz. Form 20-F information, the "management discussion and analysis" section, the "segment analysis" section, and the "risk management" section.

     8.2 The Committee recommends that disclosures be made by management to the board relating to all material financial and commercial transactions, where they have personal interest, that may have a potential conflict with the interest of the company at large (for e.g. dealing in company shares, commercial dealings with bodies which have shareholding of management and their relatives etc. (Mandatory recommendation).

          This recommendation is complied with.

9.   Shareholders

     9.1 The Committee recommends that in case of the appointment of a new director or re-appointment of a director the shareholders must be provided with the following information:

          .    A brief resume of the director;

          .    Nature of his expertise in specific functional areas; and
          .    Names of companies in which the person also holds the
               directorship and the membership of Committees of the board.

          This is a mandatory recommendation.

          This recommendation is complied with.

     9.2 The Committee recommends that information like quarterly results, presentation made by companies to analysts may be put on company's website or may be sent in such a form so as to enable the stock exchange on which the company is listed to put it on its own website (Mandatory recommendation).

          This recommendation is complied with. The entire quarterly financial statements as well as the annual financial statements, along with the segmental information, are posted on the company's website. Earnings calls with analysts and investors are broadcast live on the website and their transcripts are posted on the website soon thereafter. Any specific presentations made to analysts and others, which are not available in the general domain, are also posted on the company's website.

     9.3 The Committee recommends that the half-yearly declaration of financial performance including summary of the significant events in last six-months, should be sent to each household of shareholders.

          The company currently complies with this recommendation on a quarterly basis. It sends quarterly audited financial statements prepared in accordance with Indian GAAP and quarterly unaudited financial statements prepared in accordance with US GAAP together with the quarterly report in Form 6-K filed with the Securities and Exchange Commission, USA to each of the shareholders.

     9.4 The Committee recommends that a board committee under the chairmanship of a non-executive director should be formed to specifically look into the redressing of shareholder complaints like transfer of shares, non-receipt of balance sheet, non-receipt of declared dividends etc. The Committee believes that the formation of such a committee will help focus the attention of the company on shareholders' grievances and sensitize the management to redressal of their grievances (Mandatory recommendation).

          Hitherto, shareholder complaints were placed and discussed in the full board meeting. The company has formed a board-level "investor grievance committee" in April 2000, which will look into these issues in future.

     9.5 The Committee further recommends that to expedite the process of share transfers the board of the company should delegate the power of share transfer to an officer, or a committee or to the registrar and share transfer agents. The delegated authority should attend to share transfer formalities at least once in a fortnight (Mandatory recommendation).

          This recommendation is complied with. Currently, over 96% of our shares are held in dematerialized form.

10.  Compliance report on corporate governance

     10.1 The Committee recommends that there should be a separate section on Corporate Governance in the annual reports of companies, with a detailed compliance report on Corporate Governance. Non-compliance of any mandatory recommendation with reasons thereof and the extent to which the non-mandatory recommendations have been adopted should be specifically highlighted. This will enable the shareholders and the securities market to assess for themselves the standards of corporate governance followed by a company. (Mandatory recommendation).

          a.   Company's philosophy on code of governance

               The company is committed to good corporate governance and has benchmarked itself against global best practices. The company provides detailed information on various issues concerning the company's business and financial performance. The company respects the inalienable rights of its shareholders to information on the performance of the company and considers itself a trustee of its shareholders.

          b.   Board of directors

               - Composition and category of directors as of March 31, 2000 is as follows:
                 --------------------------------------------------------------
                 Category                              No. of directors       %
                 --------------------------------------------------------------
                 Founder directors                                    5      50
                 Non-executive, independent directors                 5      50
                 --------------------------------------------------------------
                 Total                                               10     100
                 ==============================================================

               - Attendance of each director at the BoD meetings and the last
                 AGM

                 ---------------------------------------------------------------------------------
                 Director                        No. of Board        No. of Board        Last AGM
                                                 meetings Held  meetings Attended      attendence
                                                                                         (Yes/No)
                 ---------------------------------------------------------------------------------
                 Susim M. Datta                            9                5                Yes
                 Deepak M. Satwalekar                      9                3                Yes
                 Ramesh Vangal                             9                3                Yes
                 Prof. Marti G. Subrahmanyam               9                5                Yes

                 ---------------------------------------------------------------------------------
                 Director                        No. of Board        No. of Board        Last AGM
                                                 meetings Held  meetings Attended      attendence
                                                                                         (Yes/No)
                 ---------------------------------------------------------------------------------
                 Philip Yeo **                             5                -               N.A.
                 N. R. Narayana Murthy                     9                8                Yes
                 Nandan M. Nilekani                        9                9                Yes
                 N. S. Raghavan *                          9                9                Yes
                 Gopalakrishnan S.                         9                9                Yes
                 K. Dinesh                                 9                9                Yes
                 Shibulal S. D.                            9                8                Yes
                 --------------------------------------------------------------------------------

                 *  Retired in February 2000.

                 ** Joined on October 29, 1999

                    Number of board of directors meetings held, dates on which held

                    Nine board meetings were held during the year. The dates on which the meetings were held are as follows: April 9, June 12, July 9, August 8, October 29, November 10, November 29 and December 29 in 1999, and January 11, 2000.

          c.   Audit committee

               -    Brief description of terms of reference

                    The audit committee is responsible for effective supervision of the financial reporting process, ensuring financial and accounting controls, and ensuring compliance with financial policies of the company. The committee periodically interacts with the statutory auditors and the internal auditors to ascertain the quality and veracity of the company's transactions; to review the manner in which they are performing their responsibilities; and to discuss auditing, internal control and financial reporting issues. The committee provides the overall direction on the risk management policies, including the focus of internal and management audits. The committee has full access to financial data and to members of the company's staff.

                    The committee reviews the annual and half yearly financial statements before they are submitted to the board. The committee also monitors proposed changes in accounting policies, reviews internal audit functions, and discusses the accounting implications of major transactions.

               -    Composition, name of members and chairperson

                    Mr. Deepak M. Satwalekar, Chairman
                    Mr. Susim M. Datta
                    Mr. Ramesh Vangal
                    Prof. Marti G. Subrahmanyam

                    Meetings and attendance during the year

                    --------------------------------------------------------------------------------------------------
                    Director                                 No. of committee                      No. of committee
                                                                meetings held                     meetings attended
                    --------------------------------------------------------------------------------------------------
                    Deepak M. Satwalekar                                    2                                  2
                    Susim M. Datta                                          2                                  2
                    Ramesh Vangal                                           2                                  2
                    Prof. Marti G. Subrahmanyam                             2                                  2
                    --------------------------------------------------------------------------------------------------

                    The report of the audit committee is provided elsewhere in the report.

          d.   Compensation committee

                    Brief description of terms of reference

                    The overall policy of the committee is to institute such compensation and benefits for board members, as well as for the members of the management council, which reward performance as per set criteria. Periodic evaluation of the performance decides the variable component of the compensation.

                    Composition, name of members and chairperson

                    Prof. Marti G. Subrahmanyam, Chairman
                    Mr. Deepak M. Satwalekar
                    Mr. Ramesh Vangal
                    Mr. Susim M. Datta

                    Attendance during the year

                    --------------------------------------------------------------------------------------------------
                    Director                                 No. of committee                   No. of committee
                                                                meetings held                  meetings attended
                    --------------------------------------------------------------------------------------------------
           Prof. Marti G. Subrahmanyam                             2                                  2

                    --------------------------------------------------------------------------------------------------
                    Director                                 No. of committee                   No. of committee
                                                                meetings held                  meetings attended
                    --------------------------------------------------------------------------------------------------
                    Deepak M. Satwalekar                                    2                                  2
                    Ramesh Vangal                                           2                                  2
                    Susim M. Datta                                          2                                  2
                    --------------------------------------------------------------------------------------------------

               -    Remuneration policy

                    The remuneration policy of the committee is to pay compensation and benefits along with stock options adequately so as to motivate and retain senior officers of the company.

                    Details of remuneration to all the directors for fiscal 2000 in Rs.
-----------------------------------------------------------------------------------------------------------------------------------
Name                          Designation                  Salary      Performance    Commission     Total      Notice    Severance
                                                                         incentive                              period         fee
-----------------------------------------------------------------------------------------------------------------------------------
N. R. Narayana Murthy        Chairman and                  14,60,288   1,62,300                -     16,22,588   6 months      -
                             Chief Executive Officer
Nandan M. Nilekani           Managing Director,            13,46,678   1,62,300                -     15,08,978   6 months      -
                             President and
                             Chief Operating Officer
Susim M. Datta               Director                              -          -        10,90,000     10,90,000          -      -
Deepak M. Satwalekar         Director                              -          -        10,90,000     10,90,000          -      -
Ramesh Vangal                Director                              -          -        10,90,000     10,90,000          -      -
Prof. Marti G. Subrahmanyam  Director                              -          -        10,90,000     10,90,000          -      -
Philip Yeo                   Director                              -          -         4,57,800      4,57,800          -      -
Raghavan N. S.               Joint Managing Director       10,90,452   1,38,515                -     12,28,967          -      -
Gopalakrishnan S.            Deputy Managing Director      12,77,700   1,62,300                -     14,40,000   6 months      -
Dinesh K.                    Director                      13,38,563   1,62,300                -     15,00,863   6 months      -
Shibulal S. D.               Director                      12,77,700   1,62,300                -     14,40,000   6 months      -
-----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
Name                          Designation                                      Stock options
                                                                       No. of        Whether    Average      Option
                                                                      Options    issued at a   exercise     vesting
                                                                                    discount      price        date
--------------------------------------------------------------------------------------------------------------------
N. R. Narayana Murthy        Chairman and                                -                 -          -           -
                             Chief Executive Officer
Nandan M. Nilekani           Managing Director,                          -                 -          -           -
                             President and
                             Chief Operating Officer
Susim M. Datta               Director                                    -                 -          -           -
Deepak M. Satwalekar         Director                                    -                 -          -           -
Ramesh Vangal                Director                                    -                 -          -           -
Prof. Marti G. Subrahmanyam  Director                                    -                 -          -           -
Philip Yeo                   Director                                    -                 -          -           -
Raghavan N. S.               Joint Managing Director                     -                 -          -           -
Gopalakrishnan S.            Deputy Managing Director                    -                 -          -           -
Dinesh K.                    Director                                    -                 -          -           -
Shibulal S. D.               Director                                    -                 -          -           -
--------------------------------------------------------------------------------------------------------------------

                    Mr. N. S. Raghavan was employed for part of the year only. He retired on February 7, 2000

                    The report of the compensation committee is provided elsewhere in the report.

          e.   Investor grievance committee

                    The committee oversees the share transfers as well as takes care of investor grievances

                    The members of the company's investor grievance committee are:

                    Mr. Nandan M. Nilekani, Chairman
                    Mr. K. Dinesh
                    Mr. S. D. Shibulal

               -    Name and designation of compliance officer
                    T. V. Mohandas Pai, Senior Vice President - Finance & Administration and Chief Financial Officer.

                    Number of shareholders complaints received, number not solved to the satisfaction of the shareholder and number of pending transfers

                    The details are provided in the "shareholders information" section of this report.

          f.   General body meetings

               -    Location and time for the last three AGMs

                    -----------------------------------------------------------------
                    Year           Date             Venue                  Time
                    -----------------------------------------------------------------
                    1996-97        June 7, 1997     Taj Residency,         3.00 PM
                                                    No.41/3, M. G. Road,
                                                    Bangalore, India.
                    1997-98        May 30,1998      -same as above-        3.00 PM
                    1998-99        June 12, 1999    -same as above-        3.00 PM
                    -----------------------------------------------------------------

                    Whether special resolutions were put through postal ballot last year, details of voting pattern, person who conducted the postal ballot exercise, proposed to be conducted through postal ballot and procedures for postal ballot.

                    Not applicable as the present laws do not allow postal ballot in the Annual General Meetings.

          g.   Disclosures

               - Disclosures on materially significant related party transactions i.e. transactions of the company of material nature, with its founders, the directors or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of company at large.

                    It is provided under the paragraph "related party transactions" elsewhere in this annual report.

                    Details of non-compliance by the company, penalties, strictures imposed on the company by Stock Exchange or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

                    None.

          h.   Means of communication

                    Half-yearly report sent to each household of shareholders Since June 1998, the company has been sending detailed quarterly financial statements prepared under both Indian and US GAAP requirements, along with additional information, to shareholders.

                    Quarterly results - which newspapers normally published in; any website, where displayed; whether it also displays official news releases; and the presentations made to institutional investors or to the analysts

                    The quarterly results are generally published in The Economic Times and in the Udayavani. The entire quarterly financial statements as well as the annual financial statements, along with the segmental information, are posted on the company's website (http://www.infy.com). Earnings
                                              -------------------
                    calls with analysts and investors are broadcast live on the website and their transcripts are posted on the website soon thereafter. Any specific presentations made to analysts and others, which are not available in the general domain, are also posted on the company's website.

                    Whether the Management Discussion and Analysis section is a part of the annual report or not It is provided elsewhere in this annual report.

          i.   General shareholder information

               It is provided in the "shareholders information" section of this annual report.

     10.2 The Committee also recommends that the company should arrange to obtain a certificate from the auditors of the company regarding compliance of mandatory recommendations and annex the certificate with the directors' report, which is sent annually to all the shareholders of the company. The same certificate should also be sent to the stock exchanges along with the annual returns filed by the company (Mandatory recommendation).

          The company will follow this recommendation starting fiscal 2001, when the corporate governance code becomes mandatory.

2.   Compliance with the Cadbury Committee recommendations

     The Cadbury Committee was set up in May 1991 in the United Kingdom. The stated objective of the committee was "to help raise the standards of corporate governance and the level of confidence in financial reporting and auditing by setting out clearly what it sees as the respective responsibilities of those involved and what it believes is expected of them".

     The Infosys management is committed to global levels of transparency and disclosure. In pursuance of this, an attempt has been made to provide voluntarily, hereunder, the information as required under the recommendations of the Cadbury Committee on corporate governance. The management informs the shareholders that Infosys is not, as yet, legally required to provide this information and that this is provided for information purposes only.

     Compliance

     The Cadbury Committee on corporate governance has made nineteen recommendations. The company complies with substantially all recommendations except that:

     1. The board should consist of a majority of non-executive directors - currently, the company has five executive directors and five non-executive directors.

     The company has set up committees of the board to focus on substantive issues in the form of the audit committee, the compensation committee and the nominations committee. The reports of these committees are disclosed in this chapter.

     Going concern

     On the basis of current financial projections and facilities available, the directors have a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future and, accordingly, consider that it is appropriate to adopt the going concern basis in preparing accounts.

Bangalore                      Nandan M. Nilekani         N. R. Narayana Murthy
April 11, 2000      Managing Director, President                       Chairman
                      and Chief Operating Officer   and Chief Executive Officer

3. Compliance report with Blue Ribbon Committee report on improving effectiveness of corporate audit committees

     The Blue Ribbon Committee was formed under the auspices of the United States Securities and Exchange Commission to develop a series of recommendations to enable "audit committees to function as the ultimate guardian of investor interests and corporate accountability" and has recommended that exchange listing requirements be amended to require audit committees to adopt a formal written charter and review and assess it annually. The committee had made ten recommendations. The compliance report on the recommendations of the committee is presented below.

Recommendation 1

Adopt the following definition of independence for purposes of service on the audit committee.

Members of the audit committee shall be considered independent if they have no relationship to the corporation that may interfere with the exercise of their independence from management and the corporation.

     It is being complied with. None of the directors are an interested party as defined in this recommendation.

Recommendation 2

In addition to adopting and complying with the definition of independence set forth above for purposes of service on the audit committee, have an audit committee comprised solely of independent directors. The Committee recommends that the NYSE and the NASD maintain their respective current audit committee independence requirements as well as their respective definitions of independence

     The audit committee consists only of independent, non-executive directors.

Recommendation 3

To have an audit committee comprised of a minimum of three directors, each of whom is financially literate (as described in the section of this Report entitled "Financial Literacy") or becomes financially literate within a reasonable period of time after his or her appointment to the audit committee, and further that at least one member of the audit committee have accounting or related financial management expertise.

     Infosys already complies with this requirement. The members of the committees are highly respected and accomplished professionals in the corporate and academic worlds.

Recommendation 4

Require the audit committee of each listed company to (i) adopt a formal written Charter that is approved by the full board of directors and that specifies the scope of the committee's responsibilities, and how it carries out those responsibilities, including structure, processes, and membership requirements, and (ii) review and reassess the adequacy of the audit committee Charter on an annual basis.

     The audit committee is in the process of adopting an "audit committee charter".

Recommendation 5

Require the audit committee for each reporting company to disclose in the company's proxy statement for its annual meeting of shareholders whether the audit committee had adopted a formal written Charter, and, if so, whether the audit committee satisfied its responsibilities during the prior year in compliance with its Charter, which Charter shall be disclosed at least triennially in the annual report to shareholders or proxy statement and in the next annual report to shareholders or proxy statement after any significant amendment to that Charter. The Committee further recommends that the SEC adopt a "safe harbor" applicable to all disclosure referenced in this Recommendation 5.

     This recommendation would be complied with once the audit committee formally adopts the "audit committee charter".

Recommendation 6

Require that the audit committee Charter for every listed company specify that the outside auditor is ultimately accountable to the board of directors and the audit committee as representatives of shareholders, and that these shareholder representatives have the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the outside auditor (or to nominate the outside auditor to be proposed for shareholder approval in any proxy statement).

     This recommendation would be complied with once the audit committee formally adopts the "audit committee charter".

Recommendation 7

Require that the audit committee Charter for every listed company specify that the audit committee is responsible for ensuring its receipt from the outside auditors of a formal written statement delineating all relationships between the auditor and the company, consistent with Independence Standards Board Standard no. 1, and that the audit committee is also responsible for actively engaging in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and to take, or recommend that the full board take, appropriate action to ensure the independence of the outside auditor.

     The audit committee is in the process of adopting an "audit committee charter".

Recommendation 8

That Generally Accepted Auditing Standards (GAAS) require that a company's outside auditor discuss with the audit committee the auditor's judgements about the quality, not just the acceptability, of the company's accounting principles as applied in its financial reporting; the discussion should include such issues as the clarity of the company's financial disclosures and degree of aggressiveness or conservatism of the company's accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosure and reviewed by the outside auditors. This requirement should be written in a way to encourage open, frank discussion and to avoid boilerplate.

     Both the internal and external auditors have full and free access to the audit committee, its members and the board of directors. All the issues arising out of the internal and external auditors reports are discussed in detail in the audit committee meetings.

Recommendation 9

Require all reporting companies to include a letter from the audit committee in the company's annual report to shareholders and Form 10-K Annual Report disclosing whether or not, with respect to the prior fiscal year: (i) management has reviewed the audited financial statements with the audit committee, including a discussion of the quality of the accounting principles as applied and significant judgments affecting the company's financial statements; (ii) the outside auditors have discussed with the audit committee the outside auditors' judgements of the quality of those principles as applied and judgments referenced in (i) above under the circumstances; (iii) the members of the audit committee have discussed among themselves, without management or the outside auditors present, the information disclosed to the audit committee described in
(i) and (ii) above; and (iv) the audit committee, in reliance on the review and discussions conducted with management and the outside auditors pursuant to (i) and (ii) above, believes that the company's financial statements are fairly presented in conformity with Generally Accepted Accounting Principles (GAAP) in all material respects.

The Committee further recommends that the SEC adopt a "safe harbor" applicable to any disclosure referenced in this Recommendation 9.

     It is being complied with. The necessary report is provided elsewhere in this annual report

Recommendation 10

Require that a reporting company's outside auditor conduct a SAS 71 Interim Financial Review prior to the company's filing of its Form 10-Q. The Committee further recommends that SAS 71 be amended to require that a reporting company's outside auditor discuss with the audit committee, or at least its chairman, and a representative of financial management, in person, or by telephone conference call, the matters described in AU Section 380, Communications With the Audit Committee, prior to the filing of the Form 10-Q (and preferably prior to any public announcement of financial results), including significant adjustments, management judgement and accounting estimates, significant new accounting policies, and disagreements with management.

     Being a foreign private issuer of securities, the company files quarterly reports on Form-6K, with the SEC. The financial statements included in Form-6K are reviewed by the company's auditors, as per the requirements of SAS 71.

Report of the committees of the board
--------------------------------------------------------------------------------

1.   Compensation committee
The compensation committee met on April 10, 2000 and the following members were present:

     Prof. Marti G. Subrahmanyam, Chairman
     Mr. Deepak M. Satwalekar
     Mr. Ramesh Vangal
     Mr. Susim M. Datta

Salaries

The committee reviewed and approved the compensation payable to the executive directors of the company for fiscal 2001 within the overall limits approved by the shareholders. Information on compensation and other benefits provided to executive directors is disclosed elsewhere in this annual report. The committee also reviewed the compensation proposed for all the management council members. The committee believes that the proposed compensation and benefits along with stock options is adequate to motivate and retain the senior officers of the company.

Stock option scheme

Executive directors (excluding the founders) and the management council members are eligible for stock options issued by the company. A statement of stock options issued to management council members in fiscal 2000, is given below.

------------------------------------------------------------------------------------------------------------------
                                                     Options linked to ADSs             Option on equity shares
------------------------------------------------------------------------------------------------------------------
Name                                                Average            No. of          Average           No. of
                                                   exercise           options         exercise          options
                                                  price ($)                          price ($)
------------------------------------------------------------------------------------------------------------------
Basab Pradhan                                         89.50             5,000                -                -
Phaneesh Murthy                                       89.50             8,000                -                -
Sobha Meera P. R.                                     89.50             5,000                -                -
Ajay Dubey                                                -                 -         4,065.05            8,000
Balasubramanian P.                                        -                 -         4,065.05            8,000
Balakrishnan V.                                           -                 -         4,065.05           10,000
Deepak Sinha                                              -                 -         4,065.05            4,000
Girish G.Vaidya                                           -                 -         4,065.05            8,000
Hema Ravichandar                                          -                 -         4,065.05            8,000
Mohandas Pai T. V.                                        -                 -         4,065.05           14,000
Prabhu M. S. S.                                           -                 -         4,065.05            6,000
Raghavan S.                                               -                 -         4,065.05           10,000
Raghupati G. Bhandi                                       -                 -         4,065.05            8,000
Srinath Batni                                             -                 -         4,065.05           12,000
Vasudeva Rao L.                                           -                 -         4,065.05           12,000
Yegneshwar S.                                             -                 -         4,065.05           10,000
------------------------------------------------------------------------------------------------------------------

The options and weighted average exercise prices are adjusted to reflect the effect of the stock split in February 2000 and have a graded vesting period over 4 years.

Independent directors

Independent directors are paid compensation not exceeding the limit specified by statute and based on the approval of the members of the company. This is to compensate the independent directors for the time spent and also for the responsibilities undertaken. The table, below, discloses the compensation payable to independent directors.

----------------------------------------------------------------------------------------------------------------------
Name                                                                                         Commission payable
----------------------------------------------------------------------------------------------------------------------
Susim M. Datta                                                                                        10,90,000
Deepak M. Satwalekar                                                                                  10,90,000

Ramesh Vangal                                                                                         10,90,000
Prof. Marti G. Subrahmanyam                                                                           10,90,000
Philip Yeo                                                                                             4,57,800
----------------------------------------------------------------------------------------------------------------------
Total                                                                                                 48,17,800
======================================================================================================================

Save as disclosed, none of the directors had a material beneficial interest in any contract of significance to which the company or any of its subsidiary undertakings was a party, during the financial year.

                                                                              Sd
Bangalore                                            Prof. Marti G. Subrahmanyam
April 11, 2000                                  Chairman, Compensation Committee






2.   Nominations committee

The nominations committee of the board met on April 10, 2000 and the following members were present:

Mr. Susim M. Datta, Chairman
Mr. Ramesh Vangal
Prof. Marti G. Subrahmanyam

The committee considered the issue of the retirement of members of the board as per statute. As one third of the members have to retire every year based on the date of appointment, Mr. Nandan M. Nilekani, Mr. K. Dinesh and Mr. S. M. Datta will retire. The committee considered their performance and recommended that they be considered for re-appointment by the shareholders except for Mr. S. M. Datta who chose not to be considered for re-election. Mr. Philip Yeo, Executive Chairman of the Economic Development Board, Government of Singapore was co-opted as an additional director during October 1999. The committee recommended that necessary resolutions for appointing him as a director be considered by the shareholders. The committee also dealt in length on the size of the board. As part of the globalization process, the committee decided that the board size be increased upto 18 members from the present size of upto 12 members. The committee recommended that the necessary resolutions for increasing the board size be considered by the shareholders.

                                                                              Sd
Bangalore                                                         Susim M. Datta
April 11, 2000                                   Chairman, Nominations Committee

3.   Audit committee

The audit committee of the board met twice during the year and the following members were present:

Mr. Deepak M. Satwalekar, Chairman
Mr. Susim M. Datta
Mr. Ramesh Vangal
Prof. Marti G. Subrahmanyam

The committee reviewed the draft of the "audit committee charter" and decided that the same would be discussed in full in the next meeting before they formally adopt the same. The committee reviewed the independence of both the internal and statutory auditors and expressed its satisfaction. The committee discussed the quality and acceptability of the accounting principles as applied in the financial reporting of the company with the management and both the internal and statutory auditors of the company. The committee also considered the internal and statutory auditors views on clarity of the company's financial disclosures and appropriateness of the company's accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosures. The committee found no material discrepancy in the financial statements.

The committee also reviewed the action taken on various items discussed in the previous audit committee meeting. The committee reviewed the internal controls to ensure that the accounts of the company are properly maintained and that the transactions are in accordance with prevailing laws and regulations.

The committee found no material discrepancy or weakness in the internal control systems of the company.


The committee also issued a letter in terms of the recommendation no. 9 of the Blue Ribbon Committee on audit committee effectiveness and the same is provided as an appendix to this report.
                                                                              Sd
Bangalore                                                   Deepak M. Satwalekar
April 11, 2000                                         Chairman, Audit Committee



Appendix to the audit committee report
--------------------------------------------------------------------------------

To the members of Infosys Technologies Limited

In connection with the March 31, 2000 financial statements prepared as per US GAAP, the audit committee: (1) reviewed and discussed the audited financial statements with management; (2) discussed with the auditors the matters required by Statement on Auditing Standards No. 61; and (3) received and discussed with the auditors the matters required by Independence Standards Board Statement No.
1. Based upon these reviews and discussions, the audit committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America.


                            Deepak M. Satwalekar                  Susim M. Datta
                       Chairman, Audit Committee         Member, Audit Committee

Bangalore                          Ramesh Vangal     Prof. Marti G. Subrahmanyam
April 11, 2000           Member, Audit Committee         Member, Audit Committee

Management statement
--------------------------------------------------------------------------------
The financial statements are in full conformity with the requirements of the Companies Act, 1956 and the Generally Accepted Accounting Principles (GAAP) in India. The management of Infosys accepts responsibility for the integrity and objectivity of these financial statements as well as for estimates and judgements relating to matters not concluded by the year end. The management believes that the financial statements reflect fairly the form and substance of transactions and reasonably present the company's financial condition, and results of operations. To ensure this, the company has installed a system of internal controls which is reviewed, evaluated and updated on an ongoing basis. Our internal auditors have conducted periodic audits to provide reasonable assurance that the established policies and procedures of the company have been followed. However, there are inherent limitations that should be recognized in weighing the assurances provided by any system of internal controls.

The financial statements have been audited by Bharat S Raut & Co., Chartered Accountants, the independent auditors.

The audit committee, at Infosys, meets periodically with the board of directors, the internal auditors and the independent auditors to review the manner in which they are performing their responsibilities, and to discuss auditing, internal controls and financial reporting issues. To ensure complete independence, the independent auditors and the internal auditors have full and free access to the members of the audit committee to discuss any matter of substance.

The audit committee for 1999-2000 was:

     Deepak M. Satwalekar, Chairman
     Susim M. Datta
     Ramesh Vangal
     Prof. Marti G. Subrahmanyam

Bangalore                    T. V. Mohandas Pai              Nandan M. Nilekani            N. R. Narayana Murthy
April 11, 2000          Senior Vice President -     Managing Director, President                        Chairman
                       Finance & Administration      and Chief Operating Officer      and Chief Executive Officer
                    and Chief Financial Officer

Auditors' report
--------------------------------------------------------------------------------
To
The Members,
Infosys Technologies Limited

We have audited the attached Balance Sheet of Infosys Technologies Limited (the company) as at March 31, 2000 and the Profit and Loss Account of the company for the year ended on that date, annexed thereto, and report that:

1 As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988, issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2    Further to our comments in the Annexure referred to in paragraph (1) above:

     (a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

     (b) in our opinion proper books of account as required by law have been kept by the company so far as appears from our examination of these books;

     (c) the Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;

     (d) in our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report are prepared in compliance with the accounting standards referred to in subsection (3C) of Section 211 of the Companies Act, 1956, to the extent applicable;

     (e) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view:

          (i) in the case of the Balance Sheet, of the state of affairs of the company as at March 31, 2000; and

          (ii) in the case of the Profit and Loss Account, of the profit for the year ended on that date.

3 We have also examined the attached Cash Flow Statements of the company for the year ended March 31, 2000. The Statements have been prepared by the company in accordance with the requirements of Clause 32 of the listing agreements entered into with the Stock Exchanges.

                                                         for Bharat S Raut & Co.
                                                           Chartered Accountants




Bangalore                                                     Balaji Swaminathan
April 11, 2000                                                           Partner

Annexure to the auditors' report
--------------------------------------------------------------------------------
The Annexure referred to in paragraph 1 of the auditors' report to the members of Infosys Technologies Limited (the company) for the year ended March 31, 2000. We report that:

Internal controls
1. In our opinion and according to the information and explanations given to us, having regard to the explanations that certain items purchased are of a special nature in respect of which suitable alternative sources do not exist for obtaining comparative quotations, there are adequate internal control procedures commensurate with the size of the company and the nature of its business for the purchase of computer hardware and software, consumables, plant and machinery, equipment and other assets. The activities of the company do not involve the sale of goods.

2. In our opinion and according to the information and explanations given to us, in respect of the service activities, the company, commensurate with the size and the nature of its business, has a reasonable system of:

     . recording receipts, issues and consumption of materials and allocating materials consumed to each project;

     .   allocating man-hours utilized to each project; and

     . authorization and control over the allocation of labour costs to each project.

3. In our opinion, the company has an internal audit system, commensurate with its size and the nature of its business.

Fixed assets
4. The company has maintained proper records of fixed assets showing full particulars, including quantitative details and location. The company has a regular programme of physical verification of its fixed assets which, in our opinion, is reasonable having regard to the size of the company and the nature of its assets. In accordance with this programme, certain fixed assets were physically verified by Management during the year and no material discrepancies were identified on such verification.

5.   None of the fixed assets were revalued during the year.

Inventories
6. The company has not maintained any inventories during the year and consequently, paragraphs 4(A)(iii) to 4(A)(vi), 4(A)(xii), 4(A)(xiv), 4(A)(xvi) and 4(C)(ii) of the Manufacturing and Other Companies (Auditor's Report) Order, 1988, are not applicable in relation to its activities.

Loans and advances
7. The parties to whom loans or advances in the nature of loans were given by the company are regular in repaying the principal amounts as stipulated and interest where applicable.

8. The company has not taken any loans, secured or unsecured, from companies, firms, or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or from companies under the same management as defined under Section 370(1B) of the Companies Act, 1956, the rate of interest and other terms and conditions of which are, prima facie, prejudicial to the interests of the company.

9. The company has not granted any loans, secured or unsecured, to companies, firms, or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or to companies under the same management as defined under Section 370(1B) of the Companies Act, 1956, the rate of interest and other terms and conditions of which are, prima facie, prejudicial to the interests of the company.

Related parties
10. In our opinion, and according to the information and explanations given to us, the company has not entered into any transactions for the purchase of goods and materials and sale of goods, materials and services, with companies, firms, or other parties listed in the register maintained under
     Section 301 of the Companies Act, 1956, and aggregating during the period to Rs. 50,000 or more in respect of each party.

Fixed deposits
11. The company has not accepted any deposits from the public and consequently the provisions of Section 58A of the Companies Act, 1956, and the rules framed thereunder are not applicable.

Staff welfare
12. Provident Fund and Employees' State Insurance dues were regularly deposited during the year with the appropriate authorities.

13. On the basis of the examination of the books of account carried out by us in accordance with generally accepted auditing practices and according to the information and explanations given to us, no personal expenses of employees or directors were charged to the profit and loss account, other than those payable under contractual obligations or in accordance with generally accepted business practice.

Taxation
14. According to the information and explanations given to us, there are no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty that were outstanding as at March 31, 2000 for a period of more than six months from the date that they became payable.

Others
15. The company is not a sick industrial company within the meaning of Section 3(1)(o) of the Sick Industrial Companies (Special Provisions) Act, 1985.


                                                         for Bharat S Raut & Co.
                                                           Chartered Accountants


Bangalore                                                     Balaji Swaminathan
April 11, 2000                                                           Partner

Balance sheet as at March 31
-----------------------------------------------------------------------------------------------------------------
                                                                                                           in Rs.
-----------------------------------------------------------------------------------------------------------------
                                                       Schedule                    2000                    1999
-----------------------------------------------------------------------------------------------------------------
SOURCES OF FUNDS

SHAREHOLDERS' FUNDS
Share capital                                                 1            33,07,55,000            33,06,95,500
Reserves and surplus                                          2           800,22,73,248           541,36,15,748
-----------------------------------------------------------------------------------------------------------------
                                                                          833,30,28,248           574,43,11,248
=================================================================================================================

APPLICATION OF FUNDS

FIXED ASSETS                                                  3
Gross block                                                               284,03,05,143           168,92,38,345
Less : Depreciation                                                       133,65,20,594            83,09,14,934
-----------------------------------------------------------------------------------------------------------------
Net block                                                                 150,37,84,549            85,83,23,411

Add : Capital work-in-progress                                             56,96,03,505            14,88,35,800
-----------------------------------------------------------------------------------------------------------------
                                                                          207,33,88,054           100,71,59,211


INVESTMENTS                                                   4            13,83,48,469               75,48,469

CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors                                                5           136,17,81,253            84,51,88,425
Cash and bank balances                                        6           431,79,35,730           405,04,82,999
Loans and advances                                            7           210,12,77,161            68,35,96,522
-----------------------------------------------------------------------------------------------------------------
                                                                          778,09,94,144           557,92,67,946

Less : Current liabilities                                    8            67,15,06,459            42,83,42,481
       Provisions                                             9            98,81,95,960            42,13,21,897
-----------------------------------------------------------------------------------------------------------------
NET CURRENT ASSETS                                                        612,12,91,725           472,96,03,568
-----------------------------------------------------------------------------------------------------------------
                                                                          833,30,28,248           574,43,11,248
=================================================================================================================

SIGNIFICANT ACCOUNTING POLICIES AND
NOTES ON ACCOUNTS                                            13

-----------------------------------------------------------------------------------------------------------------

The Schedules referred to above and the notes thereon form an integral part of the Balance Sheet.

This is the Balance Sheet referred to in our report of even date.

for Bharat S Raut & Co.
Chartered Accountants

Balaji Swaminathan   N. R. Narayana Murthy    Nandan M. Nilekani            Susim M. Datta            Deepak M. Satwalekar
Partner              Chairman and             Managing Director, President  Director                  Director
                     Chief Executive Officer  and Chief Operating Officer

                     Ramesh Vangal            Prof. Marti G. Subrahmanyam   S. Gopalakrishnan
                     Director                 Director                      Dy. Managing Director

Bangalore            K. Dinesh                S. D. Shibulal                T. V. Mohandas Pai        V. Viswanathan
April 11, 2000       Director                 Director                      Senior Vice President     Company Secretary
                                                                            Finance & Administration

Profit and loss account for the year ended March 31
-----------------------------------------------------------------------------------------------------------------
                                                                                                           in Rs.
-----------------------------------------------------------------------------------------------------------------
                                                       Schedule                    2000                    1999
-----------------------------------------------------------------------------------------------------------------
INCOME
Software development services and products
    Overseas                                                              869,69,80,931           500,25,40,418
    Domestic                                                               12,62,56,042             8,63,71,250
Other income                                                 10            39,14,11,095             3,84,71,833
-----------------------------------------------------------------------------------------------------------------
                                                                          921,46,48,068           512,73,83,501
=================================================================================================================
EXPENDITURE
Software development expenses                                11           466,26,84,578           261,51,74,052
Administration and other expenses                            12            69,48,50,282            45,75,30,137
Provision for contingencies                                                 3,33,00,000             6,66,00,000
Provision for e-inventing the company                                       3,50,00,000                       -
Provision for investment in subsidiary                                                -             7,05,95,674
-----------------------------------------------------------------------------------------------------------------
                                                                          542,58,34,860           320,98,99,863
Operating profit (PBIDT)                                                  378,88,13,208           191,74,83,638
Interest                                                                              -                       -
Depreciation                                                               53,23,27,389            35,89,30,078

Profit before tax and extraordinary items                                 325,64,85,819           155,85,53,560
Provision for tax -  earlier years                                            24,00,000             4,32,00,000
                  -  current year                                          39,46,00,000            18,62,00,000
Profit after tax before extraordinary items                               285,94,85,819           132,91,53,560
Effect of extraordinary item - provision no longer required                 7,56,70,846                       -
Extraordinary income (net of tax)                                                     -             2,34,54,103
Net profit after tax and extraordinary items                              293,51,56,665           135,26,07,663
-----------------------------------------------------------------------------------------------------------------
AMOUNT AVAILABLE FOR APPROPRIATION                                        293,51,56,665           135,26,07,663
-----------------------------------------------------------------------------------------------------------------
Dividend
   Interim                                                                  9,92,08,200             4,00,43,011
   Final (proposed)                                                        19,84,18,210             8,10,32,734
   Dividend Tax                                                             3,27,38,905             1,21,07,574
Amount transferred   - capital reserve                                                -             2,34,54,103
                     - general reserve                                    260,47,91,350           119,59,70,241
-----------------------------------------------------------------------------------------------------------------
                                                                          293,51,56,665           135,26,07,663
=================================================================================================================

SIGNIFICANT ACCOUNTING POLICIES AND
NOTES ON ACCOUNTS                                            13
-----------------------------------------------------------------------------------------------------------------

The Schedules referred to above and the notes thereon form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our report of even date.

for Bharat S Raut & Co.
Chartered Accountants

Balaji Swaminathan   N. R. Narayana Murthy     Nandan M. Nilekani             Susim M. Datta            Deepak M. Satwalekar
Partner              Chairman and              Managing Director, President   Director                  Director
                     Chief Executive Officer   and Chief Operating Officer

                     Ramesh Vangal             Prof. Marti G. Subrahmanyam    S. Gopalakrishnan
                     Director                  Director                       Dy. Managing Director

Bangalore            K. Dinesh                 S. D. Shibulal                 T. V. Mohandas Pai        V. Viswanathan
April 11, 2000       Director                  Director                       Senior Vice President -   Company Secretary
                                                                              Finance & Administration

Schedules to the balance sheet as at March 31
-----------------------------------------------------------------------------------------------------------------------
                                                                                                                in Rs.
-----------------------------------------------------------------------------------------------------------------------
                                                                                     2000                     1999
-----------------------------------------------------------------------------------------------------------------------
1.   SHARE CAPITAL

     AUTHORIZED
     10,00,00,000 (5,00,00,000) equity shares of Rs. 5 (Rs. 10) each         50,00,00,000            50,00,00,000
----------------------------------------------------------------------------------------------------------------------
     ISSUED, SUBSCRIBED AND PAID UP
       6,61,50,700 (3,30,69,400) equity shares of
       Rs. 5 (Rs. 10) each fully paid up                                     33,07,53,500            33,06,94,000
       [Of the above, 5,78,88,200 (2,89,44,100) equity shares of
       Rs. 5 (Rs. 10) each fully paid up have been issued as bonus shares by capitalization of general reserve; 11,900 (nil) equity shares of
       Rs. 5 each were issued during the year
       on exercise of ADS linked stock options]
     Add: Forfeited shares                                                          1,500                   1,500
----------------------------------------------------------------------------------------------------------------------
                                                                             33,07,55,000            33,06,95,500
======================================================================================================================


2.   RESERVES AND SURPLUS
     Capital reserve as at April 1, 1999                                      5,93,54,103             3,59,00,000
     Add: Transferred from Profit and Loss Account                                      -             2,34,54,103
----------------------------------------------------------------------------------------------------------------------
                                                                              5,93,54,103             5,93,54,103
----------------------------------------------------------------------------------------------------------------------

     Share premium account as at April 1, 1999                              319,99,15,445            41,49,51,460
     Add: Received during the year
          On conversion of ADS linked stock options                           1,75,65,777                       -
          On issue of American Depositary Shares (ADS)                                  -           295,82,78,400
----------------------------------------------------------------------------------------------------------------------
                                                                            321,74,81,222           337,32,29,860

     Less: ADS linked stock option issue expenses                             1,01,93,113                       -
          ADS issue expenses                                                  2,35,06,514            17,33,14,415
----------------------------------------------------------------------------------------------------------------------
                                                                            318,37,81,595           319,99,15,445
----------------------------------------------------------------------------------------------------------------------

     General reserve as at April 1, 1999                                    215,43,46,200           111,85,47,959
     Less: Capitalized for issue of bonus shares                                        -            16,01,72,000
----------------------------------------------------------------------------------------------------------------------
                                                                            215,43,46,200            95,83,75,959

     Add: Transferred from Profit and Loss Account                          260,47,91,350           119,59,70,241
----------------------------------------------------------------------------------------------------------------------
                                                                            475,91,37,550           215,43,46,200
----------------------------------------------------------------------------------------------------------------------
                                                                            800,22,73,248           541,36,15,748
======================================================================================================================

Schedules to the balance sheet as at March 31
------------------------------------------------------------------------------------------------------------------------------------

  3. FIXED ASSETS                                                                                                          In Rs.

------------------------------------------------------------------------------------------------------------------------------------
                                         Gross block                                     Depreciation
                       -------------------------------------------------------------------------------------------------------------
                       -------------------------------------------------------------------------------------------------------------
                         Cost as at     Additions   Deductions          Cost         As at          For    Deductions        As at
Assets                     1.4.1999        during       during         as at      1.4.1999          the        during     31.3.200
                                         the year     the year     31.3.2000                       year      the year
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Land - free-hold        1,89,83,650             -            -   1,89,83,650             -             -            -              -
Land - lease-hold       8,97,76,505  10,19,92,901            -  19,17,69,406             -             -            -              -
Buildings              28,78,62,434  30,11,47,805            -  58,90,10,239   2,34,22,774   2,88,91,457            -    5,23,14,231
Plant and machinery    31,08,06,872  20,70,83,407     3,08,646  51,75,81,633  14,04,13,479  10,98,65,780     2,23,521   25,00,55,738
Computer equipment     77,07,45,928  37,46,60,063  2,30,20,771 112,23,85,225  51,51,31,334  29,73,93,712  2,29,58,511   78,95,66,535
Furniture and fixtures 20,93,06,386  19,30,51,736    31,47,456  39,92,10,666  15,10,37,006   9,59,40,175    31,47,456   24,38,29,725
Vehicles                  17,56,570             -     3,92,241     13,64,329      9,10,341      2,36,265     3,92,241       7,54,365
------------------------------------------------------------------------------------------------------------------------------------
Total                 168,92,38,345 117,79,35,912  2,68,69,114 284,03,05,143  83,09,14,934  53,23,27,389  2,67,21,729  133,65,20,594
----------------------
Previous year         105,13,90,563  64,11,69,396    33,21,614 168,92,38,345  47,50,66,754  35,89,30,078    30,81,898   83,09,14,934
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------
                                         Net block
                             ------------------------------
                                    As at            As at
Assets                          31.3.2000        31.3.1999
-----------------------------------------------------------
Land - free-hold              1,89,83,650      1,89,83,650
Land - lease-hold            19,17,69,406      8,97,76,505
Buildings                    53,66,96,008     26,44,39,660
Plant and machinery          26,75,25,895     17,03,93,393
Computer equipment           33,28,18,685     25,56,14,594
Furniture and fixtures       15,53,80,941      5,82,69,380
Vehicles                         6,09,964         8,46,229
----------------------------------------------------------
Total                       150,37,84,549     85,83,23,411
--------------------------
Previous year                85,83,23,411
----------------------------------------------------------

         Note: Buildings include Rs. 250 being the value of 5 shares of Rs. 50 each in Mittal Towers Premises Co-operative Society Limited.

Schedules to the balance sheet as at March 31
------------------------------------------------------------------------------------------------------------------
                                                                                                           in Rs.
------------------------------------------------------------------------------------------------------------------
                                                                                   2000                    1999
------------------------------------------------------------------------------------------------------------------
4.   INVESTMENTS

     TRADE (UNQUOTED) - at cost                  No. of shares
     Long- term investments
     Yantra Corporation, a subsidiary company
     incorporated in the USA
       Common stock at $ 0.20 each, fully paid,      75,00,000              5,32,51,600             5,32,51,600
       par value $ 0.01 each                        (75,00,000)
       Series A Convertible Preferred Stock at        6,36,363              1,73,44,074             1,73,44,074
       $ 0.75 each, fully paid,                      (6,36,363)
       par value $ 0.01 each
------------------------------------------------------------------------------------------------------------------
                                                                            7,05,95,674             7,05,95,674

     Less: Provision for investment in subsidiary                           7,05,95,674             7,05,95,674
------------------------------------------------------------------------------------------------------------------
                                                                                      -                       -
------------------------------------------------------------------------------------------------------------------

     EC Cubed, Inc.
       (Series D Convertible Preferred stock         13,00,108             13,08,00,000                       -
       at $ 2.3075 each fully paid up,                    (nil)
       par value $ 0.0001 each)

     JASDIC Park Company                                   480                75,38,109               75,38,109
       (common stock at Yen 50,000 each,                  (480)
       fully paid up)

     Software Services Support Education Center Limited      1                       10                      10
       (Equity shares of Rs. 10 each  fully paid up)        (1)

     The Saraswat Co-operative Bank Limited              1,035                   10,350                  10,350
       (Equity shares of Rs. 10 each fully paid up)     (1,035)
------------------------------------------------------------------------------------------------------------------
                                                                           13,83,48,469               75,48,469
==================================================================================================================

     Aggregate of unquoted investments - carrying value / cost             13,83,48,469               75,48,469


5.   SUNDRY DEBTORS
     Debts outstanding for a period exceeding six months
     Unsecured
          Considered good                                                             -                       -
          Considered doubtful                                               2,21,26,448             1,27,23,349

     Other debts - unsecured, considered good *                           136,17,81,253            84,51,88,425
------------------------------------------------------------------------------------------------------------------
                                                                          138,39,07,701            85,79,11,774

     Less: Provision for doubtful debts                                     2,21,26,448             1,27,23,349
------------------------------------------------------------------------------------------------------------------
                                                                          136,17,81,253            84,51,88,425
==================================================================================================================

     * Due by subsidiary - Yantra Corporation                                       Nil             1,06,80,297

Schedules to the balance sheet as at March 31
-----------------------------------------------------------------------------------------------------------------
                                                                                                          in Rs.
-----------------------------------------------------------------------------------------------------------------
                                                                                   2000                    1999
-----------------------------------------------------------------------------------------------------------------
6.   CASH AND BANK BALANCES
     Cash on hand                                                             13,17,773                8,80,351
     Balances with scheduled banks
       in current accounts *                                               10,16,77,272            15,18,51,331
       in deposit accounts in Indian rupees                                22,91,45,764            12,41,56,133
       in deposit accounts in foreign currency                            268,41,01,874           346,11,46,800
     Balances with non-scheduled banks
       in deposit accounts in foreign currency
         HSBC Bank Middle East, Bahrain                                    66,76,98,310                       -
       in current accounts
         ABN Amro Bank, Heerlen, Netherlands                                  15,69,661               19,06,318
         ABN Amro Bank, Brussels, Belgium                                     16,26,311                       -
         Bank of America, Los Angeles, USA                                    50,60,500                7,09,257
         Bank of America, Milpitas, USA                                       22,81,065               36,81,071
         Bank of America, Palo Alto, USA                                   57,93,97,557            29,27,16,702
         Bank of Boston, Boston, USA                                          16,88,886               18,01,647
         Bank of Melbourne, Melbourne, Australia                               2,49,124                       -
         Barclays Bank, London, UK                                            44,92,122               26,34,197
         Deutsche Bank, Frankfurt, Germany                                    36,15,221                6,71,259
         First Chicago Bank, Chicago, USA                                     21,98,743               25,28,864
         Hongkong Bank of Canada, Toronto, Canada                             22,42,324               12,68,577
         Michigan National Bank, Detroit, USA                                  3,87,308                5,54,105
         Nations Bank, Dallas, USA                                          1,11,76,052               11,25,702
         Nations Bank, Georgia, USA                                           12,41,385                8,88,657
         Nordbanken, Stockholm, Sweden                                         3,45,518                       -
         Nova Scotia Bank, Toronto, Canada                                    89,98,950                       -
         Seafirst Bank, Seattle, USA                                          17,70,378                5,19,580
         Sanwa Bank, Tokyo, Japan                                             40,43,674                9,07,608
         Summit Bank, Bridgewater, USA                                        16,09,958                5,34,840
-----------------------------------------------------------------------------------------------------------------
                                                                          431,79,35,730           405,04,82,999
=================================================================================================================

     Maximum balance held during the year
       in deposit accounts in foreign currency
         HSBC Bank Middle East, Bahrain                                    66,76,98,310                       -
       in current accounts
         ABN Amro Bank, Heerlen, Netherlands                                  19,68,084               19,55,717
         ABN Amro Bank, Brussels, Belgium                                     16,74,689                       -
         Bank of America, Los Angeles, USA                                    59,13,227               48,32,906
         Bank of America, Milpitas, USA                                     4,57,78,346            27,81,50,845
         Bank of America, Palo Alto, USA                                   71,03,42,796            34,45,46,960
         Bank of Boston, Boston, USA                                          68,26,703               56,13,937
         Bank of Melbourne, Melbourne, Australia                               2,92,425                       -
         Barclays Bank, London, UK                                            67,59,209               60,22,293
         Deutsche Bank, Frankfurt, Germany                                    40,36,519                8,81,045
         First Chicago Bank, Chicago, USA                                     49,23,828               25,42,183
         Hongkong Bank of Canada, Toronto, Canada                           1,89,92,669               19,90,796
         Michigan National Bank, Detroit, USA                                 13,34,282               10,01,950
         Nations Bank, Dallas, USA                                          1,45,77,623               14,58,595
         Nations Bank, Georgia, USA                                           18,23,598               11,31,832
         Nordbanken, Stockholm, Sweden                                         3,45,518                       -
         Nova Scotia Bank, Toronto, Canada                                    89,98,950                       -
         Seafirst Bank, Seattle, USA                                          24,05,174                6,97,458
         Sanwa  Bank, Tokyo, Japan                                            79,10,422               18,47,164
         Summit Bank, Bridgewater, USA                                        35,18,916               37,29,977

* includes Rs. 28,72,035 (previous year Rs. 12,98,113) being the balance in unclaimed dividend account.

Schedules to the balance sheet as at March 31
------------------------------------------------------------------------------------------------------------------
                                                                                                            in Rs.
------------------------------------------------------------------------------------------------------------------
                                                                                   2000                    1999
------------------------------------------------------------------------------------------------------------------
7.   LOANS AND ADVANCES
     Unsecured, considered good
     Advances recoverable in cash or
       in kind or for value to be received:
          prepaid expenses                                                 11,58,60,415             6,25,10,369
          advances paid for supplies of goods and rendering of services     3,10,07,019             2,26,70,616
          others                                                            1,01,94,327               41,57,353
------------------------------------------------------------------------------------------------------------------
                                                                           15,70,61,761             8,93,38,338
     Advance income tax                                                    54,40,96,353            19,10,80,222
     Loans and advances to employees *                                     52,35,85,864            21,82,98,877
     Other advances                                                         3,23,06,323               96,29,958
     Rent and maintenance  deposits                                         7,84,24,995             5,91,41,182
     Deposits with  Financial Institutions / body corporate                76,58,01,865            11,61,07,945
------------------------------------------------------------------------------------------------------------------
                                                                          210,12,77,161            68,35,96,522

     Unsecured, considered doubtful
     Deposit with a company                                                           -             1,19,02,331
     Loans and advances to employees                                                  -                4,01,814
------------------------------------------------------------------------------------------------------------------
                                                                          210,12,77,161            69,59,00,667
     Less: Provision for doubtful loans and advances                                  -             1,23,04,145
------------------------------------------------------------------------------------------------------------------
                                                                          210,12,77,161            68,35,96,522
==================================================================================================================

     * includes due by non-director officers of the company                 1,35,08,825             1,41,50,902
     Maximum amounts due  at any time during the year                       2,30,09,790             1,97,52,550

8.   CURRENT LIABILITIES
     Sundry creditors
       for goods                                                            4,25,90,239               31,73,360
       for accrued salaries and benefits                                   22,44,51,291            13,13,31,791
       for other liabilities:
            provision for expenses                                          7,67,74,570             5,53,54,604
            retention monies                                                4,91,19,373             1,80,11,974
            withholding taxes payable                                       6,67,44,284                       -
            others                                                          1,47,21,153             2,46,06,700
------------------------------------------------------------------------------------------------------------------
                                                                           47,44,00,910            23,24,78,429
     Advances received from clients                                         1,85,61,551                7,80,446
     Unearned revenue                                                      17,56,71,963            19,37,85,493
     Unclaimed dividend                                                       28,72,035               12,98,113
------------------------------------------------------------------------------------------------------------------
                                                                           67,15,06,459            42,83,42,481
==================================================================================================================

9.   PROVISIONS
     Proposed dividend                                                     19,84,18,210             8,10,32,734
     Provision for taxation                                                64,78,45,745            23,94,60,761
     Provision for contingencies                                                      -             6,66,00,000
     Provision for e-inventing the company                                    39,00,977                       -
     Provision for post-sales client support                                5,51,91,028             3,42,28,402
     Provision for gratuity                                                 8,28,40,000                       -
------------------------------------------------------------------------------------------------------------------
                                                                           98,81,95,960            42,13,21,897
==================================================================================================================

Schedules to the profit and loss account for the year ended March 31
------------------------------------------------------------------------------

                                                                                                              in Rs.
----------------------------------------------------------------------------------------------------------------------
                                                                                        2000                    1999
----------------------------------------------------------------------------------------------------------------------
10.OTHER INCOME
     Interest received on deposits with banks and others
       Tax deducted at source Rs. 1,67,51,195 (Rs. 21,21,726)                   26,68,79,106             3,67,00,927
     Sale of special import licenses                                             2,02,31,549                       -
     Profit on sale of assets                                                       8,73,015                       -
     Miscellaneous income                                                          41,00,350               17,70,906
     Exchange differences *                                                      9,93,27,075                       -
     -----------------------------------------------------------------------------------------------------------------
                                                                                39,14,11,095             3,84,71,833
     =================================================================================================================
     *arising on translation of foreign currency deposits maintained abroad
11.SOFTWARE DEVELOPMENT EXPENSES
     Salaries and bonus including overseas staff expenses                      307,54,46,295           151,56,56,923
     Staff welfare                                                               4,93,07,308             3,06,17,200
     Contribution to provident and other funds                                  22,08,36,923            11,42,90,209
     Foreign tour and travel                                                    84,09,02,293            58,11,20,975
     Consumables                                                                 2,70,06,251             1,06,44,207
     Cost of software packages
       for own use                                                              16,53,57,382            14,86,91,737
       for domestic software development                                         2,84,48,397             1,78,19,890
     Provision for post-sales client support                                     2,09,62,627             2,19,18,587
     Computer maintenance                                                        3,27,43,350             3,29,08,467
     Communication expenses                                                     17,31,23,718             9,59,08,515
     Consultancy charges                                                         2,85,50,034             4,55,97,342
     -----------------------------------------------------------------------------------------------------------------
                                                                               466,26,84,578           261,51,74,052
     =================================================================================================================
12.ADMINISTRATION AND OTHER EXPENSES
     Travelling and conveyance                                                   7,68,26,394             4,15,37,200
     Rent                                                                       10,34,93,593             7,44,54,587
     Telephone charges                                                           5,93,95,252             5,15,34,846
     Legal and professional charges                                              7,55,68,079             5,37,56,388
     Printing and stationery                                                     2,76,70,902             1,76,34,923
     Advertisements                                                              2,12,41,343               76,84,502
     Brand building                                                                99,17,816                       -
     Office maintenance                                                          5,81,01,381             2,95,44,190
     Repairs to building                                                         1,13,44,232             1,08,24,460
     Repairs to plant and machinery                                                84,12,905               86,47,678
     Power and fuel                                                              5,01,41,466             2,73,37,769
     Insurance charges                                                           2,41,35,289             1,28,78,968
     Rates and taxes                                                             1,03,80,848             1,16,79,290
     Donations                                                                   3,49,27,871             1,49,82,357
     Auditor's remuneration   - audit fees                                         17,85,000               14,35,000
                              - certification charges                               2,00,000                2,00,000
                              - other services                                      4,50,000                8,00,000
                              - out-of-pocket expenses                              2,00,000                1,50,000
     Bad loans and advances written off                                             3,13,050                       -
     Bad debts written off                                                       1,59,20,938                       -
     Provision for bad and doubtful debts                                          94,03,099              (13,06,919)
     Provision for doubtful loans and advances                                                             52,94,106
     Bank charges and commission                                                   42,21,668               38,95,031
     Commission charges                                                            64,70,454                7,40,413
     Other miscellaneous expenses                                                2,10,64,341             1,80,79,939
     Marketing expenses                                                          3,14,93,837             1,92,56,725
     Postage and courier                                                         1,37,56,638               79,15,959
     Books and periodicals                                                         77,13,886               76,72,725
     Research grants                                                             1,03,00,000             3,09,00,000
     -----------------------------------------------------------------------------------------------------------------
                                                                                69,48,50,282            45,75,30,137
     =================================================================================================================

Schedules to the balance sheet and profit and loss account
-------------------------------------------------------------------------------

13.  SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

13.1 Significant accounting policies

     13.1.1  Basis of preparation of financial statements

     The financial statements are prepared under the historical cost convention, in accordance with Indian Generally Accepted Accounting Principles ("GAAP"), the accounting standards issued by the Institute of Chartered Accountants of India and the provisions of the Companies Act, 1956, as adopted consistently by the company. All income and expenditure having a material bearing on the financial statements are recognized on the accrual basis.

     The preparation of the financial statements in conformity with GAAP requires that the management make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Examples of such estimates include, estimates of expected contract costs to be incurred to complete software development, provision for doubtful debts, future obligations under employee retirement benefit plans and the useful lives of fixed assets. Actual results could differ from those estimates.

     13.1.2  Revenue recognition

     Revenue from software development on the time-and-material basis is recognized based on software developed and billed to clients as per the terms of specific contracts. In the case of fixed-price contracts, revenue is recognized based on the milestones achieved as specified in the contracts, on the percentage of completion basis. Revenue from the sale of software products is recognized when the sale is completed with the passing of title. Revenues from Annual Technical Services ("ATS") is recognized on a pro-rata basis over the period in which such services are rendered. Interest on deployment of surplus funds is recognized using the time-proportion method, based on interest rates implicit in the transaction. Dividend income is recognized when the right to receive dividend is established. Revenue from the sale of special import licences is recognized when the licences are actually sold.

     13.1.3  Expenditure

     Expenses are accounted on the accrual basis and provisions are made for all known losses and liabilities. Provisions are made for future unforeseeable factors which may affect the ultimate profit on fixed-price software development contracts. The cost of software purchased for use in software development and services is charged to revenue in the same year. The leave encashment liability of the company is provided on the basis of actuarial valuation. Provisions are made towards likely expenses on providing post-sales client support for fixed-price contracts.

     13.1.4  Fixed assets

     Fixed assets are stated at the cost of acquisition, less accumulated depreciation. Direct costs are capitalized till the assets are ready to be put to use. These costs include financing costs relating to specific borrowing(s) attributable to fixed assets.

     13.1.5  Capital work-in-progress

     Advances paid towards the acquisition of fixed assets, and the cost of assets not put to use before the year-end, are disclosed under capital work-in-progress.

     13.1.6 Depreciation

     Depreciation on fixed assets is provided using the straight-line method, based on useful lives of assets as estimated by the management. Depreciation is charged on a pro-rata basis for assets purchased / sold during the year. Individual assets costing less than Rs. 5,000 are depreciated in full in the year of purchase. The management's estimate of useful lives for the various fixed assets is given below.

          Buildings                      15 years
          Plant and machinery             5 years
          Computer equipment            2-5 years
          Furniture and fixtures          5 years
          Vehicles                        5 years

     13.1.7  Retirement benefits to employees

     13.1.7a Gratuity

     In accordance with Indian law, the company provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering all employees. The plan provides a lump sum payment to vested employees at retirement, death or termination of employment, based on the respective employee's salary, and the years of employment with the company.

     The company has established the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, based upon which, the company makes contributions to the Trust. Trustees administer the contributions made to the Trust. The funds contributed to the Trust are invested in specific designated securities as mandated by law and generally comprises central and state government bonds, and debt instruments of government-owned corporations.

     13.1.7b Superannuation

     Apart from being covered under the Gratuity Plan described above, the senior officers of the company are also participants of a defined contribution benefit plan. The plan is termed the superannuation plan (the "plan") to which the company makes monthly contributions, based on a specified percentage of each covered employee's salary. The company has no further obligations under the plan beyond its monthly contributions .

     13.1.7c Provident fund

     In addition to the above benefits, all employees receive benefits from a provident fund which is a defined contribution plan. Both the employee and the employer make monthly contributions to this provident fund plan equal to 12% of the covered employee's salary.

     The company has established a Provident Fund Trust to which a part of the contributions are made each month. The remainder of the contributions are made to the Government's provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

     13.1.8  Research and development

     Revenue expenditure incurred on research and development are charged off in the same year in which such expenditure is incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful life of the related assets.

     13.1.9  Foreign currency transactions

     Sales made to clients outside India and realizations deposited into foreign currency bank accounts are accounted for on the basis of the exchange rate as on the date of the transaction. Adjustments are made for any variations in the sale proceeds on conversion into Indian currency upon actual receipt. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at a rate that approximates the actual monthly rate. Fixed assets purchased at overseas offices are accounted for on the basis of the actual cost incurred at the exchange rate prevalent at the time of purchase. Depreciation is charged as per company policy. Exchange differences arising on foreign currency transactions are recognized as income or expense in the year in which they arise.

     Current assets and current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is accounted for in the profit and loss account. In the case of forward contracts, the difference between the forward rate and the exchange rate on the date of the transaction is recognized as income or expense over the life of the contract.

     13.1.10 Investments

     Investments are classified into current investments and long-term investments. Current investments are carried at the lower of the cost and the fair value, and provision is made to recognize any decline in the carrying value. Long-term investments are carried at cost, and provision is made to recognize any decline, other than temporary, in the value of such investment. Overseas investments are carried at their original rupee cost less provision as described above.

     13.1.11 Investment in subsidiary

     The investment in the subsidiary is accounted on the cost method, whereby, the company recognizes only dividends received from the subsidiary as income. In case of losses made by the subsidiary, other than temporary, adequate provision is made to recognize any decline in the value of the investment.

     13.1.12 Income tax

     Provision is made for income tax on an annual basis, under the tax-payable method, based on the tax liability as computed after taking credit for allowances and exemptions. In case of matters under appeal, due to disallowances or otherwise, full provision is made when the said liabilities are accepted by the company.

13.2 Notes on accounts

     The previous year's figures have been recast / restated, wherever necessary, to conform to the current year's classification.

     13.2.1  Contingent liabilities

     a. The estimated amount of contracts remaining to be executed on capital account, and not provided for (net of advance) is Rs. 80,31,29,007 as at March 31, 2000. The amount of such contracts as at the previous year-end was Rs. 24,90,40,333.

     b. The company has outstanding counter guarantees of Rs. 5,26,30,000 as at March 31, 2000, to various banks, in respect of guarantees given by the said banks in favor of various government authorities. The counter guarantees outstanding, as at the previous year-end was Rs. 3,20,40,263.

     c. Claims against the company, not acknowledged as debts, amounted to Rs. 32,89,661 as at March 31, 2000. Such claims as at the previous year-end was Rs. 17,91,814.

     13.2.2  Quantitative details

     The company is engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.


     13.2.3 Managerial remuneration paid to the chairman, managing director and whole-time directors.

                                                                                                           in Rs.
     --------------------------------------------------------------------------------------------------------------
                                                                                      2000                  1999
     --------------------------------------------------------------------------------------------------------------
     Salary                                                                      38,00,059             38,95,200
     Contribution to provident fund and other funds                              12,08,855             12,39,120
     Perquisites                                                                 37,32,482             36,92,197
     --------------------------------------------------------------------------------------------------------------




     13.2.4  Managerial remuneration paid to non-whole-time directors in Rs.
      -------------------------------------------------------------------------------------------------------------
                                                                                      2000                  1999
     --------------------------------------------------------------------------------------------------------------
     Commission                                                                  48,17,800             24,00,000
     Sitting fees                                                                   92,000                58,000
     Reimbursement of expenses                                                   10,13,703              7,58,645
     --------------------------------------------------------------------------------------------------------------

     13.2.5 Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors in Rs.
     --------------------------------------------------------------------------------------------------------------
                                                                                      2000                  1999
     --------------------------------------------------------------------------------------------------------------
     Profit after tax from ordinary activities                               285,94,85,819         132,91,53,560

     Add:

     1. Whole-time directors remuneration (including perquisites)                87,41,396             88,26,517
     2. Directors' sitting fees                                                     92,000                58,000
     3. Commission to non-whole-time directors                                   48,17,800             24,00,000
     4. Depreciation as per the accounts                                      53,23,27,389          35,89,30,078
     5. Provision for bad and doubtful debts                                     94,03,099                     -
     6. Provision for Investment in subsidiary                                           -           7,05,95,674
     7. Provision for taxation                                                39,70,00,000          22,94,00,000

----------------------------------------------------------------------------------------------------------------------------
                                                                                         381,18,67,503         199,93,63,829
============================================================================================================================
----------------------------------------------------------------------------------------------------------------------------
                                                                                                  2000                  1999
----------------------------------------------------------------------------------------------------------------------------
     Less:
     1. Depreciation as per Section 350 of the Companies Act, 1956                        39,86,14,483          19,35,60,009
     2. Profit on sale of fixed assets as per Profit and Loss Account                         8,73,015                     -
     Net profit on which commission is payable                                           341,23,80,005         180,58,03,820
     Commission payable to non-whole-time directors
     @ 0.50% per annum of net profit                                                       1,70,61,900             90,29,019
     Commission approved by the Board                                                        48,17,800             24,00,000
----------------------------------------------------------------------------------------------------------------------------

     13.2.6    Imports on CIF basis

                                                                                                                      in Rs.
----------------------------------------------------------------------------------------------------------------------------
                                                                                                  2000                  1999
----------------------------------------------------------------------------------------------------------------------------
     Capital goods                                                                        37,47,31,691          27,12,27,684
     Software packages                                                                     2,54,95,652           2,69,36,735
----------------------------------------------------------------------------------------------------------------------------

     13.2.7    Expenditure in foreign currency

                                                                                                              in Rs.
----------------------------------------------------------------------------------------------------------------------------
                                                                                                  2000                  1999
----------------------------------------------------------------------------------------------------------------------------
     Travel expenses                                                                      70,29,13,532          50,72,37,245
     Professional charges                                                                  4,51,95,637           2,88,63,027
     Other expenditure incurred overseas for software development                        221,74,57,133         109,13,62,546
----------------------------------------------------------------------------------------------------------------------------

     13.2.8    Earnings in foreign exchange

                                                                          in Rs.
----------------------------------------------------------------------------------------------------------------------------
                                                                                                  2000                  1999
----------------------------------------------------------------------------------------------------------------------------
Income from software development services and products on a receipt basis                833,29,73,465        475,29,01,875
     Interest received on deposits with banks                                             18,42,65,368          2,14,60,480
----------------------------------------------------------------------------------------------------------------------------

13.2.9   Depreciation on assets costing less than Rs. 5,000 each

During the year, the company charged depreciation at 100% in respect of assets costing less than Rs. 5,000 each, amounting to Rs. 13,21,59,074. The corresponding figure for the previous year was Rs. 11,37,41,697.

13.2.10  Exchange differences

During the year, realized and unrealized exchange gains amounted to Rs. 18.70 crore including Rs. 9.93 crore arising out of exchange differences on the translation of foreign currency deposits maintained abroad. The corresponding amounts for the previous year were Rs. 2.78 crore and Rs. Nil, respectively. Exchange difference on translation of foreign currency deposits maintained abroad is disclosed separately under "Other Income" in the financial statements. The balance of realized and unrealized exchange gains amounting to Rs. 8.77 crore (previous year Rs. 2.78 crore) is included as a component of "income from software development services and products-overseas" in the financial statements.

13.2.11   Research and development expenditure

Research and development expenses charged to the Profit and Loss Account on both capital and revenue accounts amounts to Rs. 8,22,63,440 (previous year Rs. 9,81,06,490). This includes Rs. 15,27,500 being the depreciation charged at 100% in respect of R&D assets acquired during the year (previous year Rs. 30,30,000).

13.2.12 Provision for contingencies

The company had instituted a contingency plan effective October 1, 1998 to meet any possible disruption in client support due to the Year 2000 impact on the technology and communication infrastructure provided to the company by its vendors. The contingency plan called for the creation of a total provision of Rs. 20.00 crore based on an initial estimate. This provision was required to be made over six quarters commencing October 1998. Accordingly, the company had made a total provision of Rs. 9.99 crore up to the quarter ended June 30, 1999 (including Rs. 3.33 crore for the quarter ended June 30, 1999). The company had been led to believe that all its telecommunication service providers were Year 2000 ready and therefore did not expect significant disruption of these facilities. During the second quarter, the company made an appraisal and re-estimated the provision required for meeting such contingencies over the next two quarters and was of the opinion that the provision already made was adequate for the purpose and hence no further provision was required.

The company expended Rs. 2,42,29,154 towards support of Year 2000 transition activities in fiscal 2000, which was set off against the provision created earlier. The company has reversed the remainder of the provision amounting to Rs. 7,56,70,846 as in its opinion the Year 2000 transition was completed smoothly and this provision is no longer required. This amount is disclosed as an extraordinary item as a component of net profit for the year in the profit and loss account.

13.2.13   Provision for e-inventing the company

During the quarter ended September 30, 1999, the company had announced that it may be required to incur business restructuring costs for creating knowledge infrastructure, acquiring people with technical skills in the e-commerce area and for e-inventing the company. This was a result of the rapid shift in business towards e-commerce related work. Accordingly, the company made a provision of Rs. 3.50 crore during the quarter ended September 30, 1999. Subsequently, the company made an appraisal of the restructuring and is of the opinion that the existing provision is adequate for the purpose. Therefore, no further provision has been made.

During the year ended March 31, 2000, an amount of Rs. 3,10,99,023 was incurred towards e-inventing the company and was set-off against the provision made. After this set-off, a balance of Rs. 39,00,977 remains as provision for e-inventing the company as on March 31, 2000.

13.2.14   Unearned revenue

Unearned revenue as of March 31, 2000 amounting to Rs. 17,56,71,963 (previous year Rs. 19,37,85,493) primarily consists of client billings on fixed-price, fixed-time-frame contracts for which related costs are not yet incurred.

13.2.15   Dues to Small-Scale Industrial undertakings

As of March 31, 2000, the company had no outstanding dues to small-scale industrial undertakings.

13.2.16   Balance of unutilized money raised by issue of ADS

During the year ended March 31, 1999, the company made an Initial Public Offering (IPO) of American Depositary Shares (ADS), of USD 70,380,000 equivalent to Rs. 296.86 crore. The issue expenses amounted to Rs. 19.68 crore and the amount utilized for capital investment is Rs. 136.19 crore. The balance of unutilized money amounting to Rs. 140.99 crore is maintained in foreign currency deposit accounts with various banks outside India.

13.2.17   ADS issue expenses

During the year ended March 31, 2000, the company received additional bills for costs incurred during the IPO, details of which are given below:

                                                          in Rs.
  ------------------------------------------------------------------------------
  Legal and accounting fees                          1,58,02,860
  Printing charges                                     77,03,654
  ------------------------------------------------------------------------------
  TOTAL                                              2,35,06,514
  ------------------------------------------------------------------------------

These amounts are treated as share issue expenses and deducted from the balance in the share premium account in these financial statements.

 13.2.18  Stock options

The company currently has three stock option plans. These are summarized below.

1994 Stock Option Plan (the 1994 Plan)

As of March 31, 2000, 3,41,400 options to acquire 3,41,400 shares were outstanding with the employees under the 1994 Plan. These options were granted at an exercise price of Rs. 100 per option.

1998 Stock Option Plan (the 1998 Plan)

The company's 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the company's shareholders in January 1998. The Government of India approved the 1998 Plan, subject to a limit of $ 50 million on the aggregate value of equity shares reserved under the 1998 Plan. Accordingly, the number of equity shares reserved under the 1998 Plan may be reduced by the Board of Directors from time to time to comply with this limit of $ 50 million. A total of 16,00,000 equity shares corresponding to 32,00,000 ADSs (the Ministry of Finance, Government of India has allowed the company to issue a maximum of 1.47 million ADSs under the 1998 Plan) are currently reserved for issuance pursuant to the 1998 Plan. These options may be issued at an exercise price that is not less than 90% of the fair market value of the underlying equity share on the date of the grant. The 1998 Plan will terminate in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A committee of the Board of Directors administers the 1998 Plan. As of March 31, 2000, 6,89,500 options to acquire 6,89,500 ADS corresponding to 3,44,750 equity shares were outstanding with employees. These options were granted at a weighted average exercise price of Rs. 2,475 per option.

1999 Stock Option Plan (the 1999 Plan)

In fiscal 2000, the company instituted the 1999 Plan. The 1999 Plan was approved by the share holders and the Board of Directors in June 1999. The 1999 Plan provides for the issue of 66,00,000 equity shares to the employees. The 1999 Plan is administered by a Compensation Committee comprising a maximum of seven members, the majority of whom are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price which shall not be less than the Fair Market Value. Fair Market Value means the closing price of the company's shares in the stock exchange where there is the highest trading volume on a given date and if the shares are not traded on that day, the closing price on the next trading day. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than Fair Market Value only if specifically approved by the members of the company in a general meeting. As of March 31, 2000, 10,06,800 options were outstanding with employees under the 1999 Plan. These options were granted at a weighted average exercise price of Rs. 4,294 per option.

13.2.19   Employee Stock Option Plan (ESOP)

The Securities and Exchange Board of India (SEBI) recently issued the (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 which is effective for all stock option schemes established after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant of the options over the exercise price of the options, including up-front payments, if any is to be recognized and amortized on a straight line basis over the vesting period.

The company's 1994 stock option plan was established prior to the SEBI guidelines on stock options. Had the stock compensation costs for this stock option plan been determined as per the guidelines issued by SEBI, the company's reported net profit would have been reduced to the proforma amounts indicated below.

                                                                         in Rs.
-------------------------------------------------------------------------------
                                                     2000                  1999
-------------------------------------------------------------------------------
Net profit:
- As reported                               293,51,56,665         135,26,07,663
- Adjusted pro forma                        271,34,60,717          65,67,38,965
-------------------------------------------------------------------------------

13.2.20   Provision for taxation

The company's profits from export activities are deductible from taxable income. Further, most of the company's operations are conducted through 100% Export Oriented Units, which are entitled to a tax holiday for a period of ten years from the date of commencement of operations. The provision for taxation includes taxes payable in respect of domestic income and income arising from the company's overseas operations, primarily in the United States, Europe, Far East and South East Asia.

13.2.21   Cash and bank balances

The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 94,92,514 for the year ended March 31, 2000 (previous year Rs. 48,60,578)

13.2.22   Loans and advances

Advances recoverable in cash or kind or for value to be received mainly comprise of prepaid travel and per-diem expenses and advance paid to vendors towards current assets.

Deposits with financial institutions consists of Rs. 25,50,19,994 (previous year Rs. 5,57,39,726) and Rs. 25,75,52,742 (previous year Rs. Nil) deposited with Housing Development Finance Corporation Limited, and ICICI Limited, respectively. Mr. Deepak M. Satwalekar, director of the company, is also the Managing Director in Housing Development Finance Corporation Limited. Mr. N. R. Narayana Murthy, Chairman and CEO of the company and Prof. Marti G. Subrahmanyam, director of the company are also directors in ICICI Limited. Except as directors in these financial institutions, they have no direct interest in these transactions. "Deposit with a body corporate" consists of Rs. 25,32,29,129 (previous year Rs. 6,03,68,219) deposited with GE Capital Services India Limited. All these financial institutions and the body corporate have AAA rating from Credit Rating and Information Services of India Limited (CRISIL). These amounts include interest accrued but not due amounting to Rs. 1,58,01,863 (previous year Rs. 11,07,945).

13.2.23   Current liabilities

Sundry creditors for other liabilities represent mainly the retention amount payable to the vendors, and amounts accrued for various other operational expenses.

13.2.24   Fixed assets

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties outright at the expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreement. These amounts are disclosed as "Land -leasehold" under "Fixed assets" in the financial statements.

13.2.25   Set off unearned revenues

The company entered into an agreement with a customer for providing software services during the year. The company commenced the project and raised an invoice amounting to Rs. 2,17,45,000 towards advance payment for starting the project. This amount was initially treated as "Unearned revenues" and formed part of accounts receivable. The client subsequently went into liquidation. During the year, the company set off the amount receivable from the client against the amount earlier treated as unearned revenues. Expenses incurred on this project were not material and were expensed as incurred.

13.2.26   Income Tax demand for stock options

The Income Tax department raised a tax demand of Rs. 73.52 crore on the company for payment of tax deductible at source on stock options granted to the company's employees during the financial years 1996-97, 1997-98 and 1998-99. The company has contested this tax demand by filing an appeal before the appellate authority. However, any tax liability on stock option issued under the Employee Stock Option Plan is adequately covered by indemnities from employees and by the stock exercisable by them under ESOP. Consequently, employees have paid the tax due and the entire tax demand has been discharged in full. Thus, there is no impact on the earnings of the company on this account.

13.2.27   Stock split

The shareholders of Infosys approved the 2-for-1 split of its equity shares, i.e., a subdivision of every equity share from the current par value of Rs. 10 into 2 equity shares of par value of Rs. 5 each, at the Extraordinary General Meeting held on December 29, 1999. The Board of Directors of the company had fixed February 11, 2000 as the Record Date for determining the shareholders/ADSs holders entitled to the split. As the split has been given effect to, the same is reflected in the financial statements as per Indian GAAP for the year ended March 31, 2000.

Management's discussion and analysis of financial condition and results of operations
-------------------------------------------------------------------------------

Overview

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, and Generally Accepted Accounting Principles (GAAP) in India. The management of Infosys accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgements used therein. In addition to the historical information contained herein, the following discussion includes forward-looking statements which involve risks and uncertainties, including, but not limited to, risks inherent in the company's growth strategy, dependence on certain clients, dependence on availability of qualified technical consultants and other factors discussed in this report.

A    Financial condition

1.   Share capital

---------------------------------------------------------------------------------------------------------------
                                                         March 31, 2000                     March 31, 1999
                                                     Number       Value (Rs.)           Number      Value (Rs.)
---------------------------------------------------------------------------------------------------------------
     Opening balance as of April 1,             3,30,69,400      33,06,94,000      1,60,17,200     16,01,72,000
     Bonus issue in March 1999                            -                 -      1,60,17,200     16,01,72,000
     Shares issued under ADS program                      -                 -        10,35,000      1,03,50,000
     Effect of stock split in February 2000     3,30,69,400                 -                -                -
     Shares issued during the year upon
       conversion of ADS linked stock options        11,900            59,500                -                -
 ---------------------------------------------------------------------------------------------------------------
     Closing balance as of March 31             6,61,50,700      33,07,53,500      3,30,69,400     33,06,94,000
     Add: Forfeited shares                                -             1,500                -            1,500
 ---------------------------------------------------------------------------------------------------------------
     Total                                      6,61,50,700      33,07,55,000      3,30,69,400     33,06,95,500
 ===============================================================================================================

     The company has, at present, only one class of shares. During the year, the company subdivided its equity share of par value Rs. 10 each into two equity shares of par value of Rs. 5 each and the same was approved by the shareholders at the Extraordinary General Meeting held in December 1999. Due to this, the issued, subscribed and outstanding shares increased from 3,30,69,400 shares of par value of Rs. 10 each to 6,61,38,800 shares of par value of Rs. 5 each. The authorized share capital of the company increased from 5,00,00,000 equity shares of Rs. 10 par value per share to 10,00,00,000 equity shares of Rs. 5 par value per share. In March 2000, seventeen employees exercised 23,800 ADSs (equivalent to 11,900 equity shares of par value of Rs. 5 each) issued under the 1998 Employee Stock Option Plan. Consequently, the issued, subscribed and outstanding shares increased by an additional 11,900 equity shares.
     During the previous year 10,35,000 shares of par value of Rs. 10 each (equivalent to 20,70,000 ADSs) were issued under the American Depositary Shares (ADS) program at $ 34 per ADS (equivalent to $ 68 per equity share). The ADS are listed on the NASDAQ stock exchange. In March 1999, the company also issued 1,60,17,200 shares as bonus shares to its shareholders in the ratio of 1:1 as approved by the shareholders in the Extraordinary General Meeting of the company held in January 1999. To provide for the creation of new shares, the authorized capital of the company was increased to Rs. 50,00,00,000 consisting of 5,00,00,000 shares of Rs. 10 each.

2.   Reserves and surplus

     The addition to the share premium account, of Rs. 1,75,65,777 during the year, is due to the premium received on issue of 11,900 equity shares of par value of Rs. 5 each (equivalent to 23,800 ADSs) on exercise of options issued under the 1998 Employee Stock Option Plan at an exercise price of $ 17 per ADS (adjusted for the stock split of 2:1). The reduction in the share premium of Rs. 2,35,06,514 comprises expenses related to the issue of ADSs during March 1999. With this, the total cost related to the issue of American Depositary Shares (ADS) during March 1999 has been accounted for and constitutes 6.65% of the gross issue proceeds. The break-up of the ADS issue expenses are as follows:

                                                                                                          in Rs.
     -----------------------------------------------------------------------------------------------------------
     Nature of expenses             Year ended March 31, 2000     Year ended March 31, 1999                Total
     -----------------------------------------------------------------------------------------------------------
     Travel expenses                                        -                     35,91,484           35,91,484
     India advisor's fees                                   -                   1,48,43,142         1,48,43,142
     Legal and accounting fees                    1,58,02,860                   1,79,01,524         3,37,04,384
     Registration and filing fee                            -                     30,86,211           30,86,211
     Stamp duty                                             -                     29,88,150           29,88,150
     Underwriters' spread                                   -                  14,28,61,129        14,28,61,129
     Contribution received from depositary                  -                  (1,19,57,225)       (1,19,57,225)
     Printing expenses                              77,03,654                             -           77,03,654
     -----------------------------------------------------------------------------------------------------------
                                                  2,35,06,514                  17,33,14,415        19,68,20,929
     ===========================================================================================================

    Additionally, an amount of Rs. 1,01,93,113 incurred in connection with the registration of the ADS linked stock option plan with the Securities and Exchange Commission, USA, was accounted for as a reduction from the share premium account.

     In the previous year, there was an addition of Rs. 295,82,78,400 on account of premium received on issue of 10,35,000 equity shares of par value of Rs. 10 each (equivalent to 20,70,000 ADSs) under the American Depositary Shares
     (ADS) program. Such addition to the share premium account was reduced by the cost of the issue of Rs. 17,33,14,415 comprising the underwriters spread, legal fees, accounting fees and travel expenses, etc., representing bills received till March 1999.

3.   Fixed assets

                                                                                                        in Rs.
     ----------------------------------------------------------------------------------------------------------
     Particulars                    Year ended March 31, 2000      Year ended March 31, 1999           Growth %
     ----------------------------------------------------------------------------------------------------------
     Land  - freehold                             1,89,83,650                    1,89,83,650                  -
       - leasehold                               19,17,69,406                    8,97,76,505            113.61%
     Buildings                                   58,90,10,239                   28,78,62,434            104.62%
     Plant and machinery                         51,75,81,633                   31,08,06,872             66.53%
     Computer equipment                         112,23,85,220                   77,07,45,928             45.63%
     Furniture and fixtures                      39,92,10,666                   20,93,06,386             90.73%
     Vehicles                                       13,64,329                      17,56,570            (22.32%)
     Total                                      284,03,05,143                  168,92,38,345             68.14%
     Less: accumulated depreciation             133,65,20,594                   83,09,14,934             60.85%
     Net block                                  150,37,84,549                   85,83,23,411             75.20%
     Add: capital work-in-progress               56,96,03,505                   14,88,35,800            282.71%
     Net fixed assets                           207,33,88,054                  100,71,59,211            105.87%
     Depreciation as a % of total revenues              5.78%                          7.00%
     Accumulated depreciation as a % of gross block    47.05%                         49.19%
----------------------------------------------------------------------------------------------------------------

     During the year, the company added Rs. 117,79,35,912 to its gross block of assets, including investment in technology assets of Rs. 37,46,60,063. The company also invested Rs. 10,19,92,901 on acquisition of land at Bangalore, Chennai, Pune and Bhubaneswar for creating software development infrastructure. During the year, the company operationalized new software development centers at Bangalore and Pune and consequently the investment in Buildings had increased by Rs. 30,11,47,805. The company also operationalized new software development centers at Mysore, Hyderabad and Mohali, all in India, which were operated out of leased premises. Due to all these new centers being operationalized during the year, technology assets, plant and machinery, and furniture and fixtures increased by Rs. 37,46,60,063, Rs. 20,70,83,407 and Rs. 19,30,51,736 respectively.

     During the previous year, the company added Rs. 64,11,69,396 to its gross block, including investment in technology assets of Rs. 28,94,72,182.

     The capital work-in-progress as at March 31, 2000 and 1999 represents advances paid towards acquisition of fixed assets, and the cost of assets not put to use.

     During the year, the company donated 282 computer systems costing Rs. 1,80,89,383 (book value Nil) to certain educational institutions and the same is disclosed under the heading Deductions during the year, under both Gross block and Depreciation. The same stood at Rs. 30,02,107 during the previous year.

     The company estimates that it will be able to fund its capital acquisition program from its internal accruals and liquid assets. The company may also take recourse to borrowings to meet its capital expenditure, should it be deemed necessary.

4.   Investments

     4.1  Yantra Corporation


     ---------------------------------------------------------------------------------------------------------------
     Sl.  Particulars                                             Year of investment     Investment       Investment
     No.                                                                                       in $           in Rs.
     ---------------------------------------------------------------------------------------------------------------
     1    Investment by way of cash remittance towards
          issue of 2,500,000 shares of common stock
          at $ 0.20 per share, par value of $ 0.01 per share          March 31, 1996        500,000      1,73,51,600
     2    Investment by way of transfer of product "EAGLE"
          for a consideration of 5,000,000 shares of common stock
          at $ 0.20 per share, par value of $ 0.01 per share          March 31, 1997      1,000,000      3,59,00,000
     3    Investment by way of cash remittance towards
          issue of 2,000,000 shares of convertible preferred
          stock at $ 0.75 per share, par value of $ 0.01 per share    March 31, 1998      1,500,000      5,45,10,000
     4    Sale of 1,363,637 shares of convertible preferred
          stock at $ 1.10 per share, par value of $ 0.01 per share    March 31, 1999     (1,022,728)    (3,71,65,926)
     5    Provision for investments                                   March 31, 1999     (1,977,272)    (7,05,95,674)
     6    Balance as on March 31, 2000                                                            -                -
     ---------------------------------------------------------------------------------------------------------------

     On June 14, 1999, Yantra issued Series C Preferred stock amounting to $
     15.0 million to various unrelated existing and new investors, thereby reducing Infosys' economic interest in Yantra to approximately 25.1% on a fully diluted basis.

     4.2  EC Cubed, Inc.

     During the year, an investment of $ 3,00,000 (Rs. 13,08,00,000) was made towards the issue of 13,00,108 shares of Series D Convertible Preferred Stock of par value of $ 0.0001 each of EC Cubed, Inc. - an existing client of the company. This investment is part of the company's growth strategy of investing in select companies that are in the leading edge of technology. Such investments would enable the company to obtain access to such ideas and technologies and at the same time bring in service revenues through technology partnerships with investee companies. EC Cubed, Inc., is an existing client of the company and this business relationship has witnessed high growth in the recent past.

     4.3  JASDIC Park Company

     During the previous year, Infosys invested an amount of Yen 24 million (Rs. 75,38,109) towards the issue of 480 shares of JASDIC Park Company. Infosys holds a 12.5% equity stake in JASDIC Park Company. JASDIC Park Company is an Indo-Japanese consortium founded by Mr. Kenichi Ohmae, a well-known management strategist, along with a few Japanese companies and three Indian companies including Infosys. The aim of JASDIC Park Company is to provide high-quality software services from India to the Japanese market. This is in line with Infosys' strategy to diversify its geographic client base.

5.   Sundry debtors

     Sundry debtors amount to Rs. 136,17,81,253 (net of provision for doubtful debts amounting to Rs. 2,21,26,448) as at March 31, 2000, as compared with Rs. 84,51,88,425 (net of provision for doubtful debts amounting to Rs. 1,27,23,349) as at March 31, 1999. These debtors are considered good and realizable. Provisions are made for all debtors outstanding for more than 180 days. Debtors as a percentage of total software revenue are 15.43% for the year ended March 31, 2000, as compared to 16.61% for the previous year, representing an outstanding of 56 days and 61 days of software revenue for the respective years. The age profile is as given below:

     Period in days                             Year ended March 31, 2000              Year ended March 31, 1999
----------------------------------------------------------------------------------------------------------------------
        0  - 30                                                     64.7%                                 58.8%
       31 -  60                                                     31.8%                                 24.5%
       61 -  90                                                      1.8%                                 10.8%
     More than 90                                                    1.7%                                  5.9%
----------------------------------------------------------------------------------------------------------------------
                                                                   100.0%                                100.0%
======================================================================================================================

     Provision for bad and doubtful debts and bad debts written off as a percentage of sales were 0.27% and (0.03%) in fiscal 2000 and 1999, respectively.

6.   Cash and bank balances                                                                               in Rs.
----------------------------------------------------------------------------------------------------------------------
                                                          Year ended March 31, 2000    Year ended March 31, 1999
----------------------------------------------------------------------------------------------------------------------
     Cash balances                                                        13,17,773                    8,80,351
     Bank balances in India  - current accounts                        10,16,77,272                15,18,51,331
                             - deposit accounts                        22,91,45,764                12,41,56,133
                             - EEFC deposit accounts in $              25,81,47,267                62,06,68,810
     Bank balances - overseas- current accounts                        63,39,94,737                31,24,48,384
                             - deposit accounts                       309,36,52,917               284,04,77,990
     Total cash and bank balances                                     431,79,35,730               405,04,82,999
     Add: Deposits with financial institutions/body corporate          76,58,01,865                11,61,07,945
     Total cash and cash equivalents                                  508,37,37,595               416,65,90,944
     Cash and cash equivalents as a % of total assets                         61.0%                       72.5%
----------------------------------------------------------------------------------------------------------------------

     The bank balances in India include both rupee accounts and foreign currency accounts. They also include Rs. 28,72,035 and Rs. 12,98,113 in the unclaimed dividend account for the years ended March 31, 2000 and 1999. The deposit account represents deposits for short tenures. The bank balances in overseas deposit accounts represents deposit of money received on completion of the American Depositary Shares (ADS) program and is maintained with Deutsche Bank, State Bank of India, ANZ Grindlays Bank, Citibank and Hongkong Bank. The bank balances in overseas current accounts are maintained to meet the expenditure of the overseas branches in USA and other countries, and to meet project-related expenditure overseas.

7.   Loans and advances
     Advances recoverable in cash or in kind or for value to be received, are primarily towards amounts paid in advance for value and services to be received in future. Advance income tax represents payments made towards tax liability for the years ended March 31, 2000 and 1999, and so also refunds due for previous years. The company's liability towards income tax is fully provided for. Deposits with financial institution and body corporate represents surplus money deployed in the form of short-term deposits. The details of such deposits are as under:

                                                                                                                in Rs.
----------------------------------------------------------------------------------------------------------------------
                                                                Year ended March 31, 2000    Year ended March 31, 1999
----------------------------------------------------------------------------------------------------------------------
     Housing Development Finance Corporation Limited                         25,50,19,994                 5,57,39,726
     GE Capital Services India                                               25,32,29,129                 6,03,68,219
     ICICI Limited                                                           25,75,52,742                           -
----------------------------------------------------------------------------------------------------------------------
     Total                                                                   76,58,01,865                11,61,07,945
======================================================================================================================

     The company's treasury policy calls for investing only in highly rated companies for short maturities with a limit on investments in individual companies. Loans to employees are made to enable the purchase of assets by employees and to meet any emergency requirements. These increased significantly during the year, due to an increase in the number of employees availing such loans, and also due to the introduction of several new loan schemes. Other advances represent electricity deposits and advances of a similar nature. The company has taken on lease, several buildings for its software development centers in various cities and also for housing its staff. The deposits paid towards the above amounting to Rs. 7,84,24,995 are shown under rent and maintenance deposits.

8.   Current liabilities

     Sundry creditors for goods represent the amount payable to vendors for the supply of goods. Sundry creditors for accrued salaries and benefits include the provision for bonus payable to the staff, and towards the company's liability for leave encashment valued on an actuarial basis. Sundry creditors for other liabilities represent amounts accrued for various other operational expenses. Retention monies represent monies withheld on contractor payments pending final acceptance of their work. The withholding taxes payable represents tax withheld on benefits arising out of exercise of stock options issued under the 1998 Employee Stock Option Plan, by various employees and the same would be paid in due course. Advances received from clients denote monies received for the delivery of future services. Unclaimed dividends represent dividend paid, but not encashed by shareholders, and are represented by a bank balance of equivalent value.

9.   Unearned revenue

     Unearned revenue as at March 31, 2000 and 1999 consists primarily of advance client billing on fixed-price, fixed-time-frame contracts for which related costs were not yet incurred.

10.  Provisions

     Provisions for taxation represent estimated income tax liabilities, both in India and abroad, and tax on dividend for the years ended March 31, 2000 and 1999. The tax provisions and the corresponding advance tax payments will be set off upon completion of the related assessments. Proposed dividend represents the final dividend recommended to the shareholders by the board of directors, and would be paid after the Annual General Meeting, upon approval by the shareholders.
     The company had instituted a contingency plan effective October 1, 1998 to meet any possible disruption in client support due to the Year 2000 impact on the technology and communication infrastructure provided to the company by its vendors. The contingency plan called for the creation of a total provision of Rs. 20.00 crore based on an initial estimate. This provision was required to be made over six quarters starting October 1998. Accordingly, the company had made a total provision of Rs. 9.99 crore up to the quarter ended June 30, 1999. At this time, the company was led to believe that all its telecommunication service providers were Year 2000 ready, and therefore did not expect significant disruption of these facilities. During the second quarter of this fiscal year, the company made an appraisal and re-estimated the provision required for meeting such contingencies over the next two quarters and was of the opinion that the provision already made was adequate for the purpose and hence no further provision was required. During the year an amount of Rs. 2,42,29,154 was spent towards support for the Year 2000 transition activities and the same was set off against the provision made earlier. After such set-off, a balance of Rs. 7,56,70,846 remained in the provision account that was reversed as this provision is no longer required. The Year 2000 transition is completed smoothly and the company does not see any material impact due to this, going forward.
     The company has been preparing to leverage the opportunities offered by the e-commerce marketplace, and has taken the necessary steps to do so. This required that the company incur business restructuring costs towards creating a knowledge infrastructure, acquiring people with technical skills in the e-commerce area and e-inventing the company. Accordingly, the company made a provision of Rs. 3.50 crore during the quarter ended September 30, 1999. An amount of Rs. 3,10,99,023 was incurred towards e-inventing the company and was set-off against this provision. After this set-off, a balance of Rs. 39,00,977 remains as a provision for e-inventing the company as on March 31, 2000. The same may be spent during the ensuing year.

     The provision for gratuity represents the excess of gratuity liability as per the actuarial valuation as of March 31, 2000 and the amount funded to the trust. The trust was fully funded with that amount as of the date of signing this balance sheet.

B.   Results of operations

1.   Income

                                                                                                                in Rs.
----------------------------------------------------------------------------------------------------------------------
     Particulars                             Year ended March 31, 2000   Year ended March 31, 1999     Growth %
----------------------------------------------------------------------------------------------------------------------
                                                  Amount           %           Amount           %
----------------------------------------------------------------------------------------------------------------------
     Software development services and products
       - Overseas                          869,69,80,931       94.38    500,25,40,418       97.57         73.85
       - Domestic                           12,62,56,042        1.37      8,63,71,250        1.68         46.17
     Other income                           39,14,11,095        4.25      3,84,71,833        0.75        917.40
----------------------------------------------------------------------------------------------------------------------
     Total                                 921,46,48,068      100.00    512,73,83,501      100.00         79.71
======================================================================================================================

     The growth in export income is due to an all round growth in various segments of the business mix.

     The segmentation of export income is as follows:

----------------------------------------------------------------------------------------------------------------------
     Revenues by project type                             Year ended March 31, 2000     Year ended March 31, 1999
----------------------------------------------------------------------------------------------------------------------
     Fixed price                                                             31.50%                      36.70%
     Time and material                                                       68.50%                      63.30%
----------------------------------------------------------------------------------------------------------------------
     Total                                                                  100.00%                     100.00%
======================================================================================================================
----------------------------------------------------------------------------------------------------------------------
     Revenues by location                                 Year ended March 31, 2000     Year ended March 31, 1999
----------------------------------------------------------------------------------------------------------------------
     Revenues
     Onsite                                                                  48.50%                      41.30%
     Offshore                                                                51.50%                      58.70%
----------------------------------------------------------------------------------------------------------------------
     Total                                                                  100.00%                     100.00%
======================================================================================================================
     Person-months
     Onsite                                                                  32.50%                      25.00%
     Offshore                                                                67.50%                      75.00%
----------------------------------------------------------------------------------------------------------------------
     Total                                                                  100.00%                     100.00%
======================================================================================================================

     Details of geographical and business segmentation of revenues are provided elsewhere in this report.

2.   Expenditure


                                                                                                                in Rs.
----------------------------------------------------------------------------------------------------------------------
     Particulars                               Year ended March 31, 2000    Year ended March 31, 1999  Growth %
----------------------------------------------------------------------------------------------------------------------
                                                      Amount       %               Amount       %
----------------------------------------------------------------------------------------------------------------------
     Total revenues                            921,46,48,068  100.00        512,73,83,501  100.00         79.71
     Expenditure:
     Software development expenses             466,26,84,578   50.60        261,51,74,052   51.00         78.29
     Administration and other expenses          69,48,50,282    7.54         45,75,30,137    8.92         51.87
     Provision for contingencies                 3,33,00,000    0.36          6,66,00,000    1.30        (50.00)
     Provision for e-inventing the company       3,50,00,000    0.38                    -       -             -
     Provision for investment in subsidiary                -       -          7,05,95,674    1.38             -
     Total operating expenses                  542,58,34,860   58.88        320,98,99,863   62.60         69.03
     Operating profit                          378,88,13,208   41.12        191,74,83,638   37.40         97.59
     Interest                                              -       -                    -       -             -
     Depreciation                               53,23,27,389    5.78         35,89,30,078    7.00         48.31
     Profit before tax                         325,64,85,819   35.34        155,85,53,560   30.40        108.94
     Provision for tax                          39,70,00,000    4.31         22,94,00,000    4.48         73.06
     Profit after tax                          285,94,85,819   31.03        132,91,53,560   25.92        115.14
     Effect of extraordinary item -
       provision no longer required              7,56,70,846    0.82                    -       -             -
     Extraordinary income                                  -       -          2,34,54,103    0.46             -
     Net profit for the year                   293,51,56,665   31.85        135,26,07,663   26.38        117.00
----------------------------------------------------------------------------------------------------------------------

2.1       Software development expenses                                                              in Rs.
----------------------------------------------------------------------------------------------------------------------
     Particulars                               Year ended March 31, 2000    Year ended March 31, 1999  Growth %
----------------------------------------------------------------------------------------------------------------------
                                                      Amount       %               Amount       %
----------------------------------------------------------------------------------------------------------------------
     Salaries and bonus                        307,54,46,295   33.38        151,56,56,923   29.56        102.91
       including overseas staff expenses
     Staff welfare                               4,93,07,308    0.54          3,06,17,200    0.60         61.04
     Contribution to provident and other funds  22,08,36,923    2.40         11,42,90,209    2.23         93.22
     Foreign tour and travel                    84,09,02,293    9.13         58,11,20,975   11.33         44.70
     Consumables                                 2,70,06,251    0.29          1,06,44,207    0.21        153.72
     Cost of software packages
     - for own use                              16,53,57,382    1.79         14,86,91,737    2.90         11.21
     - for domestic software development         2,84,48,397    0.31          1,78,19,890    0.35         59.64
     Provision for post-sales client support     2,09,62,627    0.23          2,19,18,587    0.43         (4.36)
     Computer maintenance                        3,27,43,350    0.36          3,29,08,467    0.64         (0.50)
     Communication expenses                     17,31,23,718    1.88          9,59,08,515    1.86         80.51
     Consultancy charges                         2,85,50,034    0.31          4,55,97,342    0.89        (37.39)
----------------------------------------------------------------------------------------------------------------------
                                               466,26,84,578   50.60        261,51,74,052   51.00
----------------------------------------------------------------------------------------------------------------------
     Revenues                                  921,46,48,068  100.00        512,73,83,501  100.00
======================================================================================================================

     Employee costs comprise approximately 36% and 32% of total revenue for the years ended March 31, 2000 and 1999. The increase is due to an increase in the average number of unbilled employees during the year due to training and bench and also a change in the onsite-offshore mix, as compared to the previous year.

----------------------------------------------------------------------------------------------------------------------
     Utilization rate                                     Year ended March 31, 2000    Year ended March 31, 1999
----------------------------------------------------------------------------------------------------------------------
     Including trainees                                                      72.90%                      78.40%
     Excluding trainees                                                      79.40%                      88.20%
----------------------------------------------------------------------------------------------------------------------

     Foreign tour and travel expenses, representing cost of travel abroad for software development and marketing, constituted approximately 9% and 11% of total revenue for the years ended March 31, 2000 and 1999, respectively.

     The cost of software packages for own use represents the cost of software packages and tools procured for internal use, to enhance the quality of its services and also to meet the needs of software development for some of its clients. The cost of software packages purchased for own use has increased by approximately 11% during the year, and was approximately 2% and 3% of the total revenues for the years ended March 31, 2000 and 1999, respectively. The company's policy is to charge such purchases to revenue in the year of purchase.

     A major part of the company's revenue comes fromoffshore software development. This involves the large-scale use of satellite connectivity in order to be online with clients. This represents approximately 2% each of total revenues for the years ended March 31, 2000 and 1999, respectively.

     The company provided an amount of Rs. 2,09,62,627 and Rs. 2,19,18,587 towards post-sales client support for the year ended March 31, 2000 and 1999. This represents a provision for post-sales obligations of the company in respect of the outstanding fixed-price projects as at the year-end.

     The company also utilizes outside consultants for part of its software development work. During the year, the company spent a sum of Rs. 2,85,50,034 towards such consultancy as compared to Rs. 4,55,97,342 during the previous year. Usage of consultants was primarily in the area of Year 2000 conversion projects and declined during the year, due to a decline in Year 2000 revenues. The company would use external consultants for some of its project work on a need basis, going forward.

     2.2  Administration and other expenses

                                                                                                              in Rs.
     ---------------------------------------------------------------------------------------------------------------
     Particulars                              Year ended March 31, 2000   Year ended March 31, 1999         Growth %
     ---------------------------------------------------------------------------------------------------------------
                                                 Amount           %           Amount           %
     ---------------------------------------------------------------------------------------------------------------
     Travelling and conveyance                  7,68,26,394        0.83      4,15,37,200        0.81          84.96
     Rent                                      10,34,93,593        1.12      7,44,54,587        1.45          39.00
     Telephone charges                          5,93,95,252        0.64      5,15,34,846        1.01          15.26
     Legal and professional charges             7,55,68,079        0.82      5,37,56,388        1.05          40.58
     Printing and stationery                    2,76,70,902        0.30      1,76,34,923        0.34          56.91
     Advertisements                             2,12,41,343        0.23        76,84,502        0.15         176.42
     Brand building                               99,17,816        0.11                -           -              -
     Office maintenance                         5,81,01,381        0.63      2,95,44,190        0.58          96.66
     Repairs to building                        1,13,44,232        0.12      1,08,24,460        0.21           4.80
     Repairs to plant and machinery               84,12,905        0.09        86,47,678        0.17          (2.71)
     Power and fuel                             5,01,41,466        0.54      2,73,37,769        0.53          83.41
     Insurance charges                          2,41,35,289        0.26      1,28,78,968        0.25          87.40
     Rates and taxes                            1,03,80,848        0.11      1,16,79,290        0.23         (11.12)
     Donations                                  3,49,27,871        0.38      1,49,82,357        0.29         133.13
     Auditors remuneration                        26,35,000        0.03        25,85,000        0.05           1.93
     Bad loans and advances written off            3,13,050        0.00                -           -              -
     Bad debts written off                      1,57,20,938        0.17                -           -              -
     Provision for bad and doubtful debts         96,03,099        0.10       (13,06,919)      (0.03)             -
     Provision for doubtful loans and advances            -           -        52,94,106        0.10              -
     Bank charges and commission                  42,21,668        0.05        38,95,031        0.08           8.39
     Commission charges                           64,70,454        0.07         7,40,413        0.01         773.90
     Other miscellaneous expenses               2,10,64,341        0.23      1,80,79,939        0.35          16.51
     Sundry marketing expenses                  3,14,93,837        0.34      1,92,56,725        0.38          63.55
     Postage and courier                        1,37,56,638        0.15        79,15,959        0.15          73.78
     Books and periodicals                        77,13,886        0.08        76,72,725        0.15           0.54
     Research grants                            1,03,00,000        0.11      3,09,00,000        0.60         (66.67)
     ---------------------------------------------------------------------------------------------------------------
     Total administration and other expenses   69,48,50,282        7.54     45,75,30,137        8.92          51.87
     ---------------------------------------------------------------------------------------------------------------
     Revenues                                 921,46,48,068      100.00    512,73,83,501      100.00
     ===============================================================================================================

     The company incurred administration and other expenses at 7.54% of its total revenue during fiscal 2000 as compared to 8.92% during the previous year. Administration and other expenses as a percentage of total revenues reduced during the year as the company is currently enjoying the benefit of economies of scale in operations.

     Rent expenses increased by approximately 39% during the year due to additional office properties leased during the year and increases in rentals of certain properties previously taken on lease. Telephone charges increased by 15% due to greater usage. Legal and professional charges increased by 41%. These charges include fees paid for availing services such as tax consultancy, US GAAP audit, and recruitment and training, etc. Travelling and conveyance expenses increased due to the increased levels of business and increase in number of development centers and sales offices. Office maintenance expenses increased by 97% due to the increased volumes of business and operationalization of new software development centers during the year. Insurance costs increased due to Directors and Officers (D&O) insurance taken in the U.S. during the current year. The increase in commission charges is due to the increased level of export income from sale of banking products through channel partners, which increased, to Rs. 10,27,55,928 during the current year from Rs. 6,09,22,335 in the previous year. The increase in other expenses is primarily due to an increased level of business. The company wrote off bad debts amounting to Rs. 1,59,20,938 during the year which represented 0.18% of total software revenues.

3.   Operating profits
     During the current year, the company earned an operating profit (profit before interest, depreciation and tax) of Rs. 378,88,13,208 representing 41.12% of total revenues as compared to Rs. 191,74,83,638, representing 37.40% of total revenues during the previous year. The increase was due to an increase in per capita revenue productivity, lower rate of increase in administration costs, broadening of the business mix and an increase in other income. Excluding other income of Rs. 39,14,11,095 (4.25% of revenues) in the current year as compared to Rs. 3,84,71,833 (0.75% of revenues) in the previous year, the operating profit would have been Rs. 340,74,02,113 (38.5% of revenues) in the current year as compared to Rs. 187,90,11,805 (36.92% of revenues) in the previous year, despite a change in the onsite-offshore mix.

4.   Interest

     The company continued to be debt-free during the current year.

5.   Depreciation

     The company provided a sum of Rs. 53,23,27,389 and Rs. 35,89,30,078 towards depreciation for the years ended March 31, 2000 and 1999, respectively representing 5.78% and 7.00% respectively of total revenues. The depreciation for the years ended March 31, 2000 and 1999, includes an amount of Rs. 13,21,59,074 and Rs. 11,37,41,697 respectively towards 100% depreciation on assets costing less than Rs. 5,000 each. The depreciation as a percentage of average gross block is 23.50% and 26.19% for the years ended March 31, 2000 and 1999 respectively.
     The depreciation charge includes an amount of Rs. 15,27,500 and Rs. 30,30,000 towards depreciation provided, in full, on assets acquired for research and development activities for the years ended March 31, 2000 and 1999, respectively.

6.   Provision for tax

     The company has provided for its tax liability both in India and overseas. The present Indian corporate tax rate is 38.5% (comprising a base rate of 35% and a surcharge of 10% on the base rate). Export profits are entitled to benefit under two schemes of the Government of India. Under the first scheme (Section 80HHE of the Income Tax Act), the proportion of the profits of the company attributable to export activities are deductible from the income subject to tax. Under the second scheme, the profits attributable to the operations of the company under the 100% export oriented unit scheme (Software Technology Park Scheme) is entitled to a total tax holiday of ten years. A majority of the company's software development centers enjoy the benefits under the Software Technology Park Scheme. For the year ended March 31, 2000 approximately 97.50% of software revenues came from software development centers operating under the Software Technology Park Scheme.

     In the budget for fiscal 2001, the Government of India proposed changes in the tax rules relating to benefits under Section 80HHE by reducing the amount of export profits that may be deducted for purposes of computing taxable income, by an incremental 20% every year over the next five years. The government has also proposed restricting the eligibility for tax exemption for units operating under the Software Technology Park Scheme to only those units which are operational on or before March 31, 2000. The details of the operationalization of various software development centers and the year to which the exemption under the Software Technology Park Scheme is available is provided hereunder:

     ----------------------------------------------------------------------------------------------------------
     Location of the STP                                Year of               Exemption               Exemption
                                                   commencement            claimed from         available up to
     ----------------------------------------------------------------------------------------------------------
     Electronics City, Bangalore                      1994-1995               1996-1997               2003-2004
     Mangalore                                        1995-1996               1998-1999               2004-2005
     Punc                                             1996-1997               1998-1999               2005-2006
     Bhubaneswar                                      1996-1997               1998-1999               2005-2006
     Chennai                                          1996-1997               1998-1999               2005-2006
     Bannerghatta Road, Bangalore                     1997-1998               1998-1999               2006-2007
     Phase I, Electronics City, Bangalore             1998-1999               1998-1999               2007-2008
     Phase II, Electronics City, Bangalore            1999-2000               1999-2000               2008-2009
     Hinjewadi, Punc                                  1999-2000               1999-2000               2008-2009
     Mysore                                           1999-2000               1999-2000               2008-2009
     Hyderabad                                        1999-2000               1999-2000               2008-2009
     Mohali                                           1999-2000               1999-2000               2008-2009
     ----------------------------------------------------------------------------------------------------------

     The company has provided a sum of Rs. 24,00,000 and Rs. 4,32,00,000 during the years ended March 31, 2000 and 1999, in respect of tax liabilities of earlier years, consequent to the finalization of the tax assessments. The additional liability has arisen due to certain disallowances in India which are contested in appeal, and additional payments overseas.
     The company is paying taxes in various countries in which it operates on the income that is sourced to those countries. The break-up of provision for taxes is as follows:

                                                                                                         in Rs.
     ----------------------------------------------------------------------------------------------------------
     Particulars                                         Year ended March 31, 2000    Year ended March 31, 1999
     ----------------------------------------------------------------------------------------------------------
     Foreign tax                                                       28,70,00,000                19,94,00,000
     Domestic tax                                                      11,00,00,000                 3,00,00,000
     ----------------------------------------------------------------------------------------------------------
     Total tax                                                         39,70,00,000                22,94,00,000
     ==========================================================================================================

7.   Net profit

     The net profit of the company from ordinary activities amounted to Rs. 285,94,85,819 and Rs. 132,91,53,560 for the years ended March 31, 2000 and
     1999. This represents 31.03% and 25.92% of total revenue for the respective years. The increase was due to an increase in per capita revenue productivity, lower growth in administration costs, increase in other income, broadening of the business mix and an increase in other income. Excluding other income of Rs. 39,14,11,095 (4.25% of revenues) in the current year as compared to Rs. 3,84,71,833 (0.75% of revenues) in the previous year, the net profit would have been Rs. 246,80,74,724 (27.97% of revenues) in the current year as compared to Rs. 129,06,81,727 (25.36% of revenues) in the previous year, despite a change in the onsite-offshore mix.

8.   Excess provision, no longer required

     The company instituted a contingency plan effective October 1, 1998 to meet any possible disruption in client support due to the Year 2000 impact on the technology and communication infrastructure provided to the company by its vendors. The contingency plan called for the creation of a total provision of Rs. 20.00 crore based on an initial estimate. This provision was required to be made over six quarters starting October 1998. Accordingly, the company had made a total provision of Rs. 9.99 crore up to the quarter ended June 30, 1999. At this time, the company was led to believe that all its telecommunication service providers were Year 2000 ready, and therefore did not expect significant disruption of these facilities. During the second quarter of this fiscal year, the company made an appraisal and re-estimated the provision required for meeting such contingencies over the next two quarters and was of the opinion that the provision already made was adequate for the purpose and hence no further provision was required. During the year an amount of Rs. 2,42,29,154 was spent towards support for the Year 2000 transition activities and the same was set-off against the provision made earlier. After such set-off, a balance of Rs. 7,56,70,846 remained in the provision account, which was reversed as this provision is no longer required. The Year 2000 transition is completed smoothly and the company does not see any material impact due to this, going forward.

     The company has been preparing to leverage the opportunity offered by e-commerce marketplace, and has taken the necessary steps to do so. This required that the company incur business restructuring costs for creating a knowledge infrastructure, acquiring people with technical skills in the e-commerce area and for e-inventing the company. Accordingly, the company made a provision of Rs. 3.50 crore during the quarter ended September 30, 1999. An amount of Rs. 3,10,99,023 was incurred towards e-inventing the company and was set-off against this provision. After this set-off, a balance of Rs. 39,00,977 remains as provision for e-inventing the company as on March 31, 2000. The same may be spent during the ensuing year.

9.   Extraordinary income

     During the previous year, the company sold 13,63,637 shares of its preferred stock holding in its subsidiary, Yantra Corporation, at $ 1.10 per share. The profit of Rs. 2,34,54,103, net of tax, is disclosed as an "extraordinary income" in the profit and loss account. This profit of Rs. 2,34,54,103 was transferred to the capital reserve from the profit and loss account.

10.  Foreign exchange differences

     An amount of Rs. 18.70 crore and Rs. 2.78 crore is included in the profit and loss accounts for the years ended March 31, 2000 and 1999, respectively, representing the realized and unrealized exchange gains due to currency fluctuation. This represents 2.02% and 0.54% of total revenues for the years ended March 31, 2000 and 1999, respectively.

11.  1994 Employee Stock Offer Plan

     The company instituted an Employee Stock Offer Plan (ESOP) in 1994 for all eligible employees. Under the plan, warrants were transferred to employees deemed eligible by the advisory board constituted for the purpose. Accordingly, 7,50,000 warrants were issued by the company to the Infosys Technologies Limited Employees Welfare Trust, to be held in trust and transferred to selected employees from time to time. Warrants were issued at Rs. 1 each and entitled the holder thereof to apply for and be issued one equity share of par value of Rs. 10 each at a price of Rs. 100, after a period of five years from the date of issue. The warrants and the shares to be issued were subject to a lock-in period of five years from the date of issue. The warrants expire on September 30, 1999, and are convertible before their expiration. All warrants were converted into shares.

     Under the ESOP scheme, the warrant holders are entitled to convert the warrants before any bonus or rights issue. The company issued bonus shares in the ratio of 1:1 during October 1997 and March 1999. Accordingly, the warrant holders, including the Trust and the employees, were given an option to convert their warrants and all warrants were converted into shares. They were also issued bonus shares, being holders of shares as on the record date. The company effected a stock-split (i.e., a subdivision of every equity share of par value of Rs. 10 each into two equity shares of par value of Rs. 5 each) in February 2000. The number of warrants issued and shares outstanding, after adjusting for the 2-for-1 stock split in fiscal 2000, is given below:

     ----------------------------------------------------------------------------------------------------------------------
     Year ended           No. of       Warrants  Shares issued     Bonus shares          No. of             Right to shares
     March 31          employees transferred to  on conversion        issued on       employees                  offered to
                                      employees    of warrants,       converted                                   employees
                                          (Net)      subject to  warrants, free                                       (Net)
                                                        lock-in    from lock-in
     ----------------------------------------------------------------------------------------------------------------------
     1996                    105       2,57,200        2,57,200        5,14,400               -                           -
     1997                    151       2,04,000        2,04,000        4,08,000               -                           -
     1998                    340       5,00,400        5,00,400        5,00,400               -                           -
     1999                  1,033       7,82,000        7,82,000        7,82,000             556                    3,11,400
     2000                      -              -               -               -              14                      30,000
     ----------------------------------------------------------------------------------------------------------------------
     Total                 1,629      17,43,600       17,43,600       22,04,800             570                    3,41,400
     ======================================================================================================================

     During February 2000, the lock-in period ended in respect of 2,12,600 shares of par value of Rs. 5 each, held by 74 employees for warrants issued in April 1995. Employees hold 17,43,600 shares of par value of Rs. 5 each subject to lock-in and 3,41,400 rights to shares of par value of Rs. 5 each, as at March 31, 2000. 1,629 employees hold share/rights to shares as of March 31, 2000, after discounting the employees who have received shares/right to shares in several years.

     Details of net warrants/right to shares issued to employees
     ----------------------------------------------------------------------------------------------------------------------
     Year ended March 31                    No. of    Warrants transferred/             No. of            Warrants/Right to
                                         Employees  right to shares offered          Employees            Shares forfeited*
     ----------------------------------------------------------------------------------------------------------------------
     1995                                      106                 2,88,200                 32                       75,600
     1996                                      144                 3,16,000                 39                       58,800
     1997                                      193                 2,49,200                 42                       45,200
     1998                                      368                 5,40,800                 28                       40,400
     1999                                    1,750                11,56,200                161                       62,800
     2000                                       14                   30,000                  -                            -
     ----------------------------------------------------------------------------------------------------------------------

     *1,41,800 shares/right to shares forfeited after the bonus issue is included in the respective years.

     Warrants originally allotted to ITL Employees' Welfare Trust                                                  7,50,000
     Less: Net warrants issued to eligible employees before bonus issue in October 1997                            3,76,400
     Warrants held by Trust immediately before bonus issue in October 1997 and converted to shares                 3,73,600
     Add: Bonus shares allotted to the Trust in October 1997                                                       3,73,600
     Shares held by the Trust immediately after bonus issue in October 1997                                        7,47,200
     Add: Shares surrendered to the Trust after bonus issue in October 1997                                          26,500
     Less: Net right to shares issued to eligible employee to eligible employees before bonus issue in March 1999  6,64,300
     Shares held by the Trust immediately before bonus issue in March 1999                                         1,09,400
     Add: Bonus shares allotted to the Trust in March 1999                                                         1,09,400
     Shares held by the Trust immediately after bonus issue in March 1999                                          2,18,800
     Less: Net rights to shares issued to eligible employees after bonus issue in March 1999                       1,64,000
     Add: Shares surrendered to the Trust after the bonus issue in March 1999                                        13,000
     Add: Rights to shares surrendered to the Trust after the bonus issue in March 1999                              31,400
     Less: Net rights to shares issued to eligible employees in June 1999                                            15,000
     Shares held by the Trust immediately before stock-split (i.e., the subdivision of equity
       shares of par value of Rs. 10 each into 2 equity shares of par value of Rs. 5 each) in February 2000          84,200
     Add: Additional shares of par value of Rs. 5 per share allotted to the Trust in February 2000                   84,200
     Shares held by the Trust immediately after the split of face value to Rs. 5 per share (in February 2000)      1,68,400
     Shares held by the Trust as of March 31, 2000                                                                 1,68,400

12.  1998 Employee Stock Option plan (1998 plan)

     One of the objectives of the ADS issue and the consequent listing on the NASDAQ stock exchange was to institute an ADS-linked stock option plan, to attract the best and the brightest across the world. The necessary resolutions authorizing the board to formulate the scheme was approved by the shareholders in the Extraordinary General Meeting held on January 6, 1999. Accordingly, your directors had put in place an ADS-linked stock option plan termed as the "1998 stock option plan". A committee of the board administers the 1998 plan. The Government of India has approved the 1998 plan, subject to a limit of 14,70,000 equity shares of par value of Rs. 5 each representing 29,40,000 American Depositary Shares to be issued under the plan. The plan is effective for a period of 10 years from the date of its adoption by the board. The committee of the board shall determine the exercise price for the ADS-linked stock option, which will not be less than 90% of the fair market value on the date of grant .

     The details of the grants made (adjusted for stock-split, as applicable) under the plan is provided below:

     --------------------------------------------------------------------------------------------------------------
     Month of grant               No. of        No. of ADS         Grant price at       No. of          No. of ADSs
                               employees*   options issued         market per ADS    employees    options forfeited
     --------------------------------------------------------------------------------------------------------------
     March 1999                        35         4,26,000                $ 17.00            1                7,000
     November 1999                     53         2,32,000                $ 89.50            -                    -
     January 2000                      11           39,000               $ 168.50            -                    -
     February 2000                      7           21,100               $ 264.25            -                    -
     March 2000                         1            2,200               $ 330.00            -                    -
     --------------------------------------------------------------------------------------------------------------
     Total                           107*         7,20,300                                   1                7,000
     ==============================================================================================================

     *Includes 10 employees who were granted ADS options twice. Therefore, the effective number of employees granted options is 97.

     During the year, 23,800 options issued under the 1998 plan were exercised and the remaining ADS options unexercised and outstanding as at March 31, 2000 were 6,89,500.

13.  1999 Employee Stock Option Plan (1999 plan)

     The shareholders and the board of directors approved the 1999 plan in June 1999. The 1999 plan provides for the issue of 66,00,000 equity shares to employees, adjusted for the recent stock split. The 1999 plan is administered by a compensation committee comprising a maximum of seven members, the majority of whom were independent directors on the board of directors. Under the 1999 plan, options were issued to employees at an exercise price not less than the Fair Market Value. Fair Market Value means the closing price of the company's shares on the stock exchange where there is the highest trading volume on the date of grant and if the shares are not traded on that day, the closing price on the next trading day. Under the 1999 plan, options may also be granted to employees at exercise prices that are less than the Fair Market Value only if specifically approved by the members of the company in a general meeting.

     The details of the grants made (adjusted for stock-split, as applicable) under the plan is provided below:

     --------------------------------------------------------------------------------------------------------------
     Month of grant               No. of  No. of options         Grant price            No. of      No. of  options
                               employees*         issued                 Rs.         employees            forfeited
     --------------------------------------------------------------------------------------------------------------
     November 1999                  1,167       9,53,200            4,065.05                10                4,100
     January 2000                      43         33,600            6,302.03                 -                    -
     February 2000                     14         22,200            9,209.00                 -                    -
     March 2000                         5          5,500           11,858.55                 2                3,600
     --------------------------------------------------------------------------------------------------------------
     Total                          1229*      10,14,500                                    12                7,700
     ==============================================================================================================

     *Includes 1 employee who was granted options twice. Therefore, the effective number of employees granted options is 1,228.

     Total employees offered stock options under 1994, 1998 and 1999 plans - 1,922.

14.  Reconciliation of Indian and US GAAP financial statements

     There are significant differences between the US GAAP and the Indian GAAP financial statements. The material differences arise due to the provision for deferred taxes, consolidation of financial statements of subsidiaries and provision for deferred compensation due to the issue of stock options to employees. The reconciliation of profits as per the Indian and the US GAAP financial statements is given below.

                                                                                                          in Rs. crore
     Profit as per the Indian GAAP financial statements                                                         293.52
----------------------------------------------------------------------------------------------------------------------
     Less     : Expenses set-off against provisions for contingencies                    2.42
                Expenses set-off against provisions for e-inventing the company          3.11
                Provision for gratuity Amortization of deferred stock                    3.23
                compensation expense Effect of extraordinary item -                     22.17
                provision no longer required                                             7.57
----------------------------------------------------------------------------------------------------------------------
                                                                                                                 38.50
     Add      : Provision for contingencies                                              3.33
                Provision for e-inventing the company                                    3.50
                Deferred Income tax provision                                            2.84
                                                                                                                  9.67
----------------------------------------------------------------------------------------------------------------------
     Net income as per the US GAAP financial statements                                                         264.69
----------------------------------------------------------------------------------------------------------------------

     Provision for contingencies

     Please refer to paragraph no. 8 of this management's discussion and analysis of financial condition and results of operations.

     The initial provision as well as subsequent reversal of excess provisions were not accounted under US GAAP. However, the actual expenses were accounted in the period of spending.

     Provision for e-inventing the company

     Please refer to paragraph no. 8 of this management's discussion and analysis of financial condition and results of operations.

     The initial provision as well as subsequent reversal of excess provisions were not accounted under US GAAP. However, the actual expenses were accounted in the period of spending.

     Provision for gratuity

     The provision for gratuity represents the excess of gratuity liability as per the actuarial valuation as of March 31, 2000 and the amount funded with the trust.

     Amortization of deferred stock compensation

     Indian GAAP did not require a company to recognize and amortize amounts relating to the deferred stock compensation arising on issue of stock options to employees. However, under US GAAP, APB Opinion 25 requires that deferred stock compensation arising on issue of stock options to employees resulting from the difference between the exercise price and the fair value as determined by the quoted market prices of the common stock underlying the warrants on the grant date, be accounted for.

     In complying with this requirement, Infosys has charged to revenue Rs.
     22.17 crore during fiscal 2000 as deferred stock compensation under US
     GAAP.

     Deferred income tax provision

     US GAAP requires that the deferred tax assets or liabilities be recognized for the future tax consequences of events that are recognized in an enterprise's financial statements or tax returns. There is no such requirement under Indian GAAP and if such requirement were in place, the tax liability for the year would be lower by Rs. 2.84 crore.

C.   Outlook: issues and risks

These have been discussed in detail elsewhere in this annual report.

Statement of cash flows for the year ended March 31
--------------------------------------------------------------------------------------------------------------
                                                                                                        in Rs.
--------------------------------------------------------------------------------------------------------------
                                                                                      2000                1999
--------------------------------------------------------------------------------------------------------------
Cash flows from operations
Profit before tax                                                            325,64,85,819       155,85,53,560
Other Income                                                                 (36,70,79,196)       (3,67,00,927)
Increase (decrease) in provision for contingencies                            (6,66,00,000)        6,66,00,000
Increase (decrease) in provision for e-inventing the company                     39,00,977                   -
Provision for investment in subsidiary                                                   -         7,05,95,674
Depreciation, depletion and amortization                                      53,23,27,389        35,89,30,078
Decrease (increase) in sundry debtors                                        (51,65,92,828)      (44,63,39,758)
Decrease (increase) in loans and advances                                    (41,49,70,588)      (15,32,76,222)
Increase (decrease) in current liabilities and provisions                     42,26,37,450        33,82,24,214
Income taxes paid                                                            (35,53,53,877)      (16,79,23,184)
--------------------------------------------------------------------------------------------------------------
Net cash from operations                                                     249,47,55,146       158,86,63,435
==============================================================================================================
Cash flows from financing
Proceeds from conversion of options                                            1,76,25,277                   -
Proceeds from issue of American Depositary Shares                                        -       296,86,28,400
Expenses relating to issue of American Depositary Shares                      (2,35,06,514)      (17,33,14,415)
Expenses relating to issue of ADS linked stock options                        (1,01,93,113)                  -
Dividends paid (including dividend tax)                                      (19,92,57,109)      (10,20,36,824)
--------------------------------------------------------------------------------------------------------------
Net cash from (used for) financing                                           (21,53,31,459)      269,32,77,161
==============================================================================================================
Cash flows from investing
Income from investments                                                       26,68,79,106         3,67,00,927
Proceeds of sale of investments (net of tax)                                             -         6,06,20,029
Proceeds of sale of fixed assets                                                 10,20,400            2,39,716
Purchase of fixed assets                                                    (159,87,03,617)      (71,67,91,924)
Other long-term investments                                                  (13,08,00,000)         (75,38,109)
--------------------------------------------------------------------------------------------------------------
Net cash used for investing                                                 (146,16,04,111)      (62,67,69,361)
==============================================================================================================

Effect of exchange differences on translation of foreign currency
   deposits maintained abroad                                                  9,93,27,075                   -
Total increase (decrease) in cash and cash equivalents during the year        81,78,19,576       365,51,71,235
  Cash and equivalents at the beginning of the year                          416,65,90,944        51,14,19,709
--------------------------------------------------------------------------------------------------------------
Cash and equivalents at the end of the year                                  508,37,37,595       416,65,90,944
==============================================================================================================

This is the Cash Flow Statement referred to in our report of even date.

for Bharat S Raut & Co.
Chartered Accountants

Balaji Swaminathan     N. R. Narayana Murthy      Nandan M. Nilekani               Susim M. Datta             Deepak M. Satwalekar
Partner                Chairman and               Managing Director, President     Director                   Director
                       Chief Executive Officer    and Chief Operating Officer

                       Ramesh Vangal              Prof. Marti G. Subrahmanyam      S. Gopalakrishnan
                       Director                   Director                         Dy. Managing Director

Bangalore              K. Dinesh                  S. D. Shibulal                   T. V. Mohandas Pai         V. Viswanathan
April 11, 2000         Director                   Director                         Senior Vice President -    Company Secretary
                                                                                   Finance & Administration

Statement of cash flows for the year ended March 31
--------------------------------------------------------------------------------------------------------------
                                                                                                        in Rs.
--------------------------------------------------------------------------------------------------------------
                                                                                   2000                1999
--------------------------------------------------------------------------------------------------------------
  Reconciliation of items in financial statements with cash flow items

1.   Loans and advances
     As per Balance sheet                                                    210,12,77,161        68,35,96,522
     Less : Deposits with financial institutions/body corporate,
             included in cash equivalents                                    (76,58,01,865)      (11,61,07,945)
           Advance income taxes considered separately                        (54,40,96,353)      (19,10,80,222)
--------------------------------------------------------------------------------------------------------------
     Balance considered for preparing the cash flow statement                 79,13,78,943        37,64,08,355
--------------------------------------------------------------------------------------------------------------
2.   Additions to fixed assets

     As per Balance sheet                                                    117,79,35,912        64,11,69,396
     Add  : Closing capital work-in-progress                                  56,96,03,505        14,88,35,800
     Less : Opening capital work-in-progress                                 (14,88,35,800)       (7,32,13,272)
--------------------------------------------------------------------------------------------------------------
     Balance considered for preparing the cash flow statement                159,87,03,617        71,67,91,924
--------------------------------------------------------------------------------------------------------------
3.   Cash and cash equivalents

     As per Balance sheet                                                    431,79,35,730       405,04,82,999
     Add  : Deposits with financial institutions/
            body corporate (as per 1 above)                                   76,58,01,865        11,61,07,945
--------------------------------------------------------------------------------------------------------------
     Balance considered for preparing the cash flow statement                508,37,37,595       416,65,90,944
--------------------------------------------------------------------------------------------------------------
4.   Income taxes paid

     As per Profit and Loss account                                           39,70,00,000        22,94,00,000
     Add : Decrease (increase) in balance in provision for taxes account     (39,46,62,254)      (15,66,52,471)
             Increase (decrease) in balance in advance income tax account     35,30,16,131         9,51,75,655
--------------------------------------------------------------------------------------------------------------
     Balance considered for preparing the cash flow statement                 35,53,53,877        16,79,23,184
--------------------------------------------------------------------------------------------------------------
5.   Other income

     As per Profit and Loss account                                           39,14,11,095         3,84,71,833
     Less  : Income from operating activities                                 (2,43,31,899)         (17,70,906)
--------------------------------------------------------------------------------------------------------------
     Balance considered for preparing the cash flow statement                 36,70,79,196         3,67,00,927
--------------------------------------------------------------------------------------------------------------
6.   Current liabilities and provisions

     As per Balance sheet                                                    165,97,02,419        84,96,64,378
     Less  : Provision for taxation considered separately                    (62,60,19,742)      (23,13,57,488)
             Provision for dividend considered separately                    (19,84,18,210)       (8,10,32,734)
             Provision for dividend tax considered separately                 (2,18,26,003)         (81,03,273)
             Provision for contingencies                                                 -        (6,66,00,000)
             Provision for e-inventing the company                              (39,00,977)                  -
     Add   : Effect of extraordinary item - provision no longer required       7,56,70,846                   -
--------------------------------------------------------------------------------------------------------------
     Balance considered for preparing the cash flow statement                 88,52,08,333        46,25,70,883
--------------------------------------------------------------------------------------------------------------

This is the Cash Flow
Statement referred to in
our report of even date.
for Bharat S Raut & Co.
Chartered Accountants

Balaji Swaminathan       N. R. Narayana Murthy      Nandan M. Nilekani                Susim M. Datta            Deepak M. Satwalekar
Partner                  Chairman and               Managing Director, President      Director                  Director
                         Chief Executive Officer    and Chief Operating Officer
                         Ramesh Vangal              Prof. Marti G. Subrahmanyam       S. Gopalakrishnan
                         Director                   Director                          Dy. Managing Director

Bangalore                K. Dinesh                  S. D. Shibulal                    T. V. Mohandas Pai           V. Viswanathan
April 11, 2000           Director                   Director                          Senior Vice President -      Company Secretary
                                                                                      Finance & Administration

Balance sheet abstract and company's general business profile

----------------------------------------------------------------------------------------------------------------------
Registration details

Registration No.                                                                                          13115
State Code                                                                                                   08
Balance Sheet Date                                                                               March 31, 2000
                                                                                                         in Rs.
----------------------------------------------------------------------------------------------------------------------
Capital raised during the year

Public issue                                                                                                  -
Rights issue                                                                                                  -
Bonus issue                                                                                                   -
Private placement                                                                                             -
Preferential offer of shares under Employee Stock Option Plan scheme*                                    59,500

Position of mobilization and deployment of funds

Total liabilities                                                                                 833,30,28,248
Total assets                                                                                      833,30,28,248

Sources of funds

Paid-up capital                                                                                    33,07,55,000
Reserves and surplus                                                                              800,22,73,248
Secured loans                                                                                                 -
Unsecured loans                                                                                               -

Application of funds

Net fixed assets                                                                                  207,33,88,054
Investments                                                                                        13,83,48,469
Net current assets                                                                                612,12,91,725
Miscellaneous expenditure                                                                                     -
Accumulated losses                                                                                            -

Performance of company

Turnover                                                                                          921,46,48,068
Total expenditure                                                                                 595,81,62,249
Profit/loss before tax                                                                            325,64,85,819
Extraordinary Income                                                                                7,56,70,846
Profit/loss after tax                                                                             293,51,56,665
Earnings per share from ordinary activities                                                               43.23
Earnings per share including extraordinary income                                                         44.37
Dividend rate (%)                                                                                            90

Generic names of principal products/services of the company

Item code no. (ITC code)                                                                             85249009.10
Product description                                                                            Computer software

*Issue of shares arising on the exercise of options granted to employees under the company's 1998 ADS option plan.

                     N. R. Narayana Murthy     Nandan M. Nilekani              Susim M. Datta            Deepak M. Satwalekar
                     Chairman and              Managing Director, President    Director                  Director
                     Chief Executive Officer   and Chief Operating Officer

                     Ramesh Vangal             Prof. Marti G. Subrahmanyam     S. Gopalakrishnan
                     Director                  Director                        Dy. Managing Director

Bangalore            K. Dinesh                 S. D. Shibulal                  T. V. Mohandas Pai        V. Viswanathan
April 11, 2000       Director                  Director                        Senior Vice President -   Company Secretary
                                                                               Finance & Administration

                   This is page is intentionally left blank.

                                                    Financial statements for the
                                                       year ended March 31, 2000
                                                     prepared in accordance with
                United States Generally Accepted Accounting Principles (US GAAP)
--------------------------------------------------------------------------------


        The illiterate of the 21st century will not be those who cannot read and write, but those who cannot learn, unlearn, and relearn.
                                                                  -Alvin Toffler

Summary of consolidated financial data

----------------------------------------------------------------------------------------------------------------------
Five-year data
                                                                                   in thousands, except per share data
----------------------------------------------------------------------------------------------------------------------
                                               2000           1999          1998           1997          1996
----------------------------------------------------------------------------------------------------------------------
                                                                           (Audited)
----------------------------------------------------------------------------------------------------------------------
Statements of income data:
Revenues                                    $ 203,444      $ 120,955     $ 68,330        $ 39,586      $ 26,607
Cost of revenues                              111,081         65,331       40,157          22,615        15,638
Gross profit                                   92,363         55,624       28,173          16,971        10,969
Operating expenses:
Selling and marketing expenses                  9,644          4,944        3,370           1,976         1,372
General and administrative expenses            17,102         11,255        9,855           5,034         2,978
Amortization of deferred stock
    compensation expense                        5,118          3,646        1,520             768           361
Compensation arising from stock split               -         12,906        1,047               -             -
Total operating expenses                       31,864         32,751       15,792           7,778         4,711
Operating income                               60,499         22,873       12,381           9,193         6,258
Equity in loss of deconsolidated subsidiary         -         (2,086)           -               -             -
Other income, net                               9,039          1,537          801             769         1,460
Income before income taxes                     69,538         22,324       13,182           9,962         7,718
Provision for income taxes                      8,193          4,878          770           1,320           894
Subsidiary preferred stock dividends                -              -           68               -             -
Net income                                   $ 61,345       $ 17,446     $ 12,344         $ 8,642       $ 6,824
Earnings per equity share:
Basic                                          $ 0.93         $ 0.28       $ 0.21          $ 0.15        $ 0.12
Diluted                                        $ 0.93         $ 0.28       $ 0.20          $ 0.15        $ 0.12
Weighted equity shares used in
    computing earnings per equity share:
Basic                                          65,660         61,379       59,574          58,073        58,068
Diluted                                        65,864         61,507       60,808          59,409        58,568
Cash dividend per equity share                 $ 0.11         $ 0.09       $ 0.04          $ 0.02        $ 0.02

Balance sheet data:
Cash and cash equivalents                   $ 116,599       $ 98,875     $ 15,419         $ 8,320       $ 7,769
Total assets                                  219,283        153,658       48,782          32,923        27,261
Total long-term debt                                -              -            -               -           526
Total shareholders equity                   $ 198,137      $ 139,610     $ 41,146        $ 30,640      $ 23,925
----------------------------------------------------------------------------------------------------------------------

1. The information presented above reflects the company's 2-for-1 stock split by means of a stock dividend announced on December 20, 1998 and a 2-for-1 stock split announced on November 29, 1999.
2. The financial statements of Yantra Corporation, an erstwhile subsidiary, were consolidated with the financial statements of the company up to October 20, 1998 and are accounted for by the equity method thereafter.
3. The earnings per share calculations for fiscal years 2000 and 1999, includes 2,070,000 equity shares (representing 4,140,000 ADSs) issued during March 1999, in conjunction with the company's IPO.
4. The dividends are declared in Indian rupees. Amounts presented are translated into U.S. dollars and are indicative. Dividends are paid from the date of holding of shares.

Management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------
Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate", "believe", "estimate", "intend", "will" and "expect" and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading "Risk Factors" in the prospectus filed with the Securities and Exchange Commission, as well as the factors discussed in the Form 20-F, included in this report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with the company's financial statements included herein and the notes thereto.

1.   Overview

     Infosys is an India-based IT services company formed in 1981 that utilizes an extensive offshore infrastructure to provide managed software solutions to clients worldwide. The company's services include custom software development, maintenance (including Year 2000 conversion) and re-engineering services as well as dedicated offshore software development centers (OSDC) for certain clients. From fiscal 1995 through fiscal 2000, total revenue increased from $ 18.1 million to $ 203.4 million, the number of the company's software professionals worldwide increased from approximately 585 to approximately 4625, and the number of its India-based software development centers increased from two to seventeen. The company also operationalized one global development center at Toronto, Canada in fiscal 2000.

     The company's revenues are generated principally from software services provided on either a fixed-price, fixed-time frame or a time-and-materials basis. Revenues from services provided on a time-and-materials basis are recognized in the month that services are provided and related costs are incurred. Revenues from services provided on a fixed-price, fixed-time frame basis are recognized upon the achievement of specified milestones identified in the related contracts, in accordance with the percentage of completion method. Cost of completion estimates are subject to periodic revisions. Although the company has revised its project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on the company's operating results or financial condition. Since the company bears the risk of cost overruns and inflation with respect to its fixed-price, fixed-time frame projects, the company's operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. The company also develops and markets certain software products, including banking software that is licensed primarily to clients in Asia and Africa. Such software products represented 2.6% of total revenues in fiscal 2000. The company derived 78.0% of its total revenues from North America, 14.8% from Europe, 1.4% from India and 5.8% from the rest of the world in fiscal 2000.

     In fiscal 2000 and fiscal 1999, the company derived 6.3% and 19.8% of its total revenues, respectively, from Year 2000 conversion projects. In line with its risk management policies, the company has consistently limited its dependence on Year 2000 conversion projects, and has only accepted such projects where there are opportunities to create long-term relationships with its clients. The revenues from Year 2000 conversion projects were 0.9% in the fourth quarter of fiscal 2000 and is expected to decline further in fiscal 2001. The decline in revenues from Year 2000 conversion projections is off-set by increase in revenues from e-commerce related projects which increased to 13.6% in fiscal 2000 from 3.7% in fiscal 1999. The revenues from e-commerce related projects were 18.8% in the fourth quarter of fiscal 2000.

     Management believes that demand for e-business projects continues to be strong and that this stream will be one of the major drivers for future revenue growth. Due to shorter time-to-market considerations, e-business projects necessitate higher interaction with clients. This results in a higher proportion of services being performed at client sites. Services performed at a client site typically generate higher revenues per capita, but at lower gross margins than the same quantum of services performed at the company's own facilities. Therefore, any increase in work at client sites puts pressure on the margins of the company.

     Cost of revenues primarily consists of salary and other compensation expenses, depreciation, data communications expenses, computer maintenance, cost of software purchased for internal use, certain pre-operating expenses for new software development centers, and foreign travel expenses. The company depreciates personal computers and servers over two years and mainframe computers over three years. Third party software is expensed in the period in which it is acquired.

     The company assumes full project management responsibility for each project that it undertakes. Approximately 68% of the work on a project is performed at the company's facilities in India, and the balance of the work is performed at the client site. The proportions of work performed at company facilities and at client sites varies from quarter to quarter. The company charges higher rates and incurs higher compensation expenses for work performed at the client site. Services performed at a client site typically generate higher revenues per capita, but at lower gross margins, than the same quantum of services performed at the company's facilities in India. As a result, total revenues, cost of revenues and gross profit in absolute terms, and as a percentage of revenues, fluctuate from quarter to quarter based on the proportion of work performed offshore at company facilities and at client sites, respectively.

     Revenues and gross profits are also affected by employee utilization rates. Utilization rates depend, among other factors, on the number of employees enrolled for in-house training programs, particularly the 3-month classroom training course provided to new employees. Since a large percentage of new hires begin their training in the second quarter, utilization rates have historically been lower in the second and third quarters of a fiscal year.

     Selling and marketing expenses primarily consist of expenses relating to advertisements, brand building, rentals of sales and marketing offices, salaries of marketing personnel, and traveling and conveyance. General and administrative expenses comprise expenses relating to communications, finance and administration, legal and professional charges, management, rent, salary and other compensation, travel, and miscellaneous administrative costs.

     Other income includes interest income and income from the sale of special import licenses. Under the current export-import policy of the Government of India, exports by Indian companies generate credits for the exporter called "special import licenses". These credits can be sold or used for the import of goods included on a "restricted list" maintained by the Government of India. The value of these special import licenses has declined over time, as the restricted list was shortened. The company's general policy is to sell such special import licenses in the period in which it receives such credits. However, the new export-import policy announced by the Government of India in March 2000, has abolished the scheme providing for benefit in the form of special import licenses to all exporters and accordingly all exports made on or after April 1, 2000 will not get the benefits.

     The company also intends to substantially expand its software development infrastructure in India. The company had committed $ 18.4 million towards various capital expenditure as on March 31, 2000. The company has not yet made contractual commitments for the majority of its budgeted capital expenditure. The company intends to spend approximately $ 46.0 million on various capital expenditure during fiscal 2001 and intends to use its internal accruals to fund this expansion.

2.   Results of operations

2.1  Fiscal year ended March 31, 2000 compared to fiscal year ended March 31,
     1999

     Revenues. Total revenues were $ 203.4 million for fiscal 2000, representing an increase of 68.2% over total revenues of $ 121.0 million for fiscal 1999. Revenues continued to increase in all segments of the company's services. Custom software development, re-engineering, maintenance and software development through OSDCs formed a majority of the company's revenues. The increase in revenues was attributable, in part, to a substantial increase in business from certain existing clients and from certain new clients, particularly in the insurance, banking and financial services industries. Revenue growth was also attributable to an increase in e-commerce related revenues which represented 13.6% of total revenues for fiscal 2000 as compared to 3.7% of total revenues in fiscal 1999. Net sales of Bancs2000 and other products represented 2.6% of total revenues for fiscal 2000 as compared to 3.2% for fiscal 1999. Revenues from services represented 97.4% of total revenues for fiscal 2000 as compared to 96.8% for fiscal 1999. Revenues from fixed-price, fixed-time frame contracts and from time-and-materials contracts represented 31.5% and 68.5%, respectively, of total revenues for fiscal 2000 as compared to 36.7% and 63.3%, respectively, for fiscal 1999. Revenues from North America and Europe represented 78.0% and 14.8%, respectively, of total revenues for fiscal 2000 as compared to 82.0% and 9.3% respectively, for fiscal 1999.

     Cost of revenues. Cost of revenues was $ 111.1 million for fiscal 2000, representing an increase of 70.0% over the cost of revenues of $ 65.3 million for fiscal 1999. The cost of revenues represented 54.6% and 54.0% of total revenues for fiscal 2000 and 1999, respectively. This marginal increase in costs as a percentage of total revenues was attributable to an increase in provision for a defined benefit plan for employees. The increase was partially offset by a favorable business mix and a decrease in depreciation and software expenses, which represented 7.9% of total revenues in fiscal 2000 as compared to 10.0% of total revenues in fiscal 1999. The cost of revenues for services represented 54.3% and 53.4% of revenues from services for fiscal 2000 and 1999, respectively. Cost of revenues for product sales represented 65.3% and 75.8% of revenues from product sales for fiscal 2000 and 1999, respectively.

     Gross profit. As a result of the foregoing, the gross profit was $ 92.4 million for fiscal 2000, representing an increase of 66.1% over the gross profit of $ 55.6 million for fiscal 1999. As a percentage of total revenues, the gross profit decreased to 45.4% for fiscal 2000 from 46.0% for fiscal 1999. This decrease was attributable to higher provision for a defined benefit plan for employees which was partially offset by a favorable business mix and a decrease in depreciation and software expenses as a percentage of total revenue due to improved infrastructure utilization. The gross profit from the sales of Bancs2000 and other products was $ 1.8 million for fiscal 2000, an increase of 98.5% from the gross profit of $ 0.9 million for fiscal 1999. The gross profit from services was $ 90.6 million for fiscal 2000, an increase of 66.0% over the gross profit of $ 54.7 million for fiscal 1999. As a percentage of product revenues, the gross profit from product sales increased to 34.7% for fiscal 2000 from 24.2% for fiscal 1999. As a percentage of service revenues, the gross profit from services decreased to 45.7% for fiscal 2000 from 46.6% for fiscal 1999.

     Sales and marketing expenses. Sales and marketing expenses were $ 9.6 million for fiscal 2000, an increase of 95.1% over sales and marketing expenses of $ 4.9 million for fiscal 1999. As a percentage of total revenues, the sales and marketing expenses increased to 4.7% for fiscal 2000 from 4.1% for fiscal 1999. The number of sales offices increased to 20 as on March 31, 2000 from 16 as on March 31, 1999. The increase in sales and marketing expense as a percentage of revenues was due to additional sales offices opened during the year and also increase in number of marketing personnel which increased to 62 in fiscal 2000 from 39 in fiscal 1999.

     General and administrative expenses. General and administrative expenses were $ 17.1 million for fiscal 2000, an increase of 51.9% over general and administrative expenses of $ 11.3 million for fiscal 1999. General and administrative expenses were 8.4% and 9.3% of total revenue for fiscal 2000 and 1999, respectively. This decrease in general and administrative expense as a percentage of revenues was a result of the company's ability to increase revenues in fiscal 2000 without a corresponding increase in management, finance, administrative, and occupancy costs.

     Amortization of deferred stock compensation expense. Amortization of deferred stock compensation expense was $ 5.1 million for fiscal 2000, a decrease of 69.1% over amortization of deferred stock compensation expense of $ 16.6 million for fiscal 1999. Compensation expense increased marginally for new grants of stock purchase rights in part because of the rising market price of the equity shares. In fiscal 1999, the company recognized an accelerated charge of $ 12.9 million as part of the company's 1998 stock dividend. The equity shares issued to Employee Stock Option Plan
     (ESOP) participants in connection with the stock dividend were not subject to vesting and as a result, one-half of the deferred compensation expense that would have been amortized over the remaining vesting periods for the equity shares issued under the ESOP was accelerated and charged to expense in fourth quarter of fiscal 1999.

     Operating income. The operating income was $ 60.5 million for fiscal 2000, an increase of 164.5% over the operating income of $ 22.9 million for fiscal 1999. As a percentage of revenues, operating income increased to 29.7% for fiscal 2000 from 18.9% for fiscal 1999. Excluding the amortization of deferred stock compensation expense, the operating margin is 32.3% for fiscal 2000 as compared to 32.6% for fiscal 1999.

     Other income. Other income was $ 9.0 million for fiscal 2000 as compared to $ 1.5 million for fiscal 1999. This increase in other income was due to an increase in interest income resulting from the investment of a larger cash balance, partly arising out of proceeds of the ADS issue during March 1999. The increase in other income during fiscal 2000 also included $ 0.4 million arising out of income from sale of special import licenses and $ 2.9 million due to exchange differences on translation of foreign currency deposits which were nil during fiscal 1999.

     Provision for income taxes. Provision for income taxes was $ 8.2 million for fiscal 2000 as compared to $ 4.9 million for fiscal 1999. The company's effective tax rate decreased to 11.8% for fiscal 2000 as compared to 21.8% for fiscal 1999. The effective tax rate after adjusting for a one-time accelerated compensation charge arising out of company's 1998 stock dividend, which reduced the pre-tax income substantially in fiscal 1999, is 13.8%. The reduction in the effective tax rate in fiscal 2000 is due to a decrease in the Indian tax liability resulting from a higher proportion of the company's operations qualifying for Indian tax exemptions applicable to designated Software Technology Parks.

     Net income. The net income was $ 61.3 million for fiscal 2000, an increase of 251.6% over the net income of $ 17.4 million for fiscal 1999. As a percentage of total revenues, the net income increased to 30.1% for fiscal 2000 from 14.4% for fiscal 1999. The net income for fiscal 2000 of $ 61.3 million is 102.1% more than $ 30.4 million in fiscal 1999, after adjusting for a one-time accelerated compensation charge of $ 12.9 million, arising out of company's 1998 stock dividend which reduced the net income substantially in fiscal 1999.

2.2  Fiscal year ended March 31, 1999 compared to fiscal year ended March 31,
     1998

     Revenues. Total revenues were $ 120.96 million for fiscal 1999, representing an increase of 77.1% over total revenues of $ 68.3 million for fiscal 1998. Revenues continued to increase in all segments of the company's services. Custom software development, re-engineering, maintenance and software development through OSDCs formed a majority of the company's revenues. The increase in revenues was attributable, in part, to a substantial increase in business from certain existing clients and from certain new clients, particularly in the manufacturing and financial services industries. Revenue growth was also attributable to an increase in Year 2000 conversion projects, which represented 19.8% of total revenues

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

     for fiscal 1999 as compared to 23.3% of total revenues for fiscal 1998. Net sales of Bancs2000 and other products represented 3.2% of total revenues for fiscal 1999 as compared to 5.4% for fiscal 1998. Revenues from services represented 96.8% of total revenues for fiscal 1999 as compared to 94.6% for fiscal 1998. Revenues from fixed-price, fixed-time frame contracts and from time-and-materials contracts represented 36.7% and 63.3%, respectively, of total revenues for fiscal 1999 as compared to 35.8% and 64.2%, respectively, for fiscal 1998. Revenues from North America and Europe represented 82.0% and 9.3%, respectively, of total revenues for fiscal 1999 as compared to 82.3% and 9.0%, respectively, for fiscal 1998.

     Cost of revenues. Cost of revenues was $ 65.3 million for fiscal 1999, representing an increase of 62.7% over the cost of revenue of $ 40.2 million for fiscal 1998. The cost of revenues represented 54.0% and 58.8% of total revenues for fiscal 1999 and 1998, respectively. This marginal decrease in costs as a percentage of total revenue was attributable to a favorable business mix and a decrease in depreciation and software expenses, which represented 10.0% of total revenues in fiscal 1999 as compared to 12.5% of total revenue for fiscal 1998. The decrease was partially offset by an increase in compensation rates. The cost of revenues for services represented 53.4% and 58.9% of revenues from services for fiscal 1999 and 1998, respectively. Cost of revenues for product sales represented 75.8% and 57.2% of revenues from product sales for fiscal 1999 and 1998, respectively.

     Gross profit. As a result of the foregoing, the gross profit was $ 55.6 million for fiscal 1999, representing an increase of 97.4% over the gross profit of $ 28.2 million for fiscal 1998. This increase was attributable to a favorable business mix and a decrease in depreciation and software expenses as a percentage of total revenue due to improved infrastructure utilization. As a percentage of total revenues, the gross profit increased to 46.0% for fiscal 1999 from 41.2% for fiscal 1998. The gross profit from the sales of Bancs2000 and other products was $ 0.9 million for fiscal 1999, a decrease of 47.1% from the gross profit of $ 1.7 million for fiscal 1998. The gross profit from services was $ 54.7 million for fiscal 1999, an increase of 107.2% over the gross profit of $ 26.4 million for fiscal 1998. As a percentage of product revenue, the gross profit from product sales decreased to 24.2% for fiscal 1999 from 42.8% for fiscal 1998. As a percentage of service revenues, the gross profit from services increased to 46.6% for fiscal 1999 from 41.1% for fiscal 1998.

     Sales and marketing expenses. Sales and marketing expenses were $ 4.9 million for fiscal 1999, an increase of 46.7% over sales and marketing expenses of $ 3.4 million for fiscal 1998. As a percentage of total revenues, the sales and marketing expenses decreased to 4.1% for fiscal 1999 from 4.9% for fiscal 1998. The decrease in sales and marketing expense as a percentage of revenues was a result of the company's ability to increase revenues in fiscal 1999 without a corresponding increase in sales and marketing costs.

     General and administrative expenses. General and administrative expenses were $ 11.3 million for fiscal 1999, an increase of 14.2% over general and administrative expenses of $ 9.9 million for fiscal 1998. General and administrative expenses were 9.3% and 14.4% of total revenues for fiscal 1999 and 1998, respectively. This decrease in general and administrative expense as a percentage of revenues was a result of the company's ability to increase revenues in 2000 without a corresponding increase in management, finance, administrative, and occupancy costs.

     Amortization of deferred stock compensation expense. Amortization of deferred stock compensation expense was $ 16.6 million for fiscal 1999, an increase of 544.9% over amortization of deferred stock compensation expense of $ 2.6 million for fiscal 1998. Compensation expense increased in respect of new grants of stock purchase rights in part because of the rising market price of the equity shares. The increase in deferred stock compensation expense also reflects the continued amortization of compensation expense from stock purchase rights granted in prior periods.

     In the third quarter of fiscal 1998, the company recognized a non-cash compensation expense of $ 1.6 million. Charges were higher in that quarter because additional equity shares were issued to participants in the ESOP as part of the company's 1997 stock dividend. Since these additional equity shares were not subject to vesting, the non-cash compensation expense for such shares was accelerated in one quarter rather than amortized over the remaining vesting period. In the fourth quarter of fiscal 1998, the company recognized a non-cash compensation expense of $ 14.1 million, including an accelerated charge of $ 12.9 million as part of the company's 1998 stock dividend. As in fiscal 1998, the equity shares issued to ESOP participants in connection with the stock dividend were not subject to vesting. Consequently, one-half of the deferred stock compensation expense that would have been amortized over the remaining vesting periods for the equity shares issued under the ESOP was accelerated in the fourth quarter of fiscal 1999.

     Operating income. The operating income was $ 22.9 million for fiscal 1999, an increase of 84.7% over the operating income of $ 12.4 million for fiscal 1998. As a percentage of revenues, operating income increased to 18.9% for fiscal 1999 from 18.0% for fiscal 1998. Excluding the amortization of deferred stock compensation expense, the operating margin is 32.6% for fiscal 1999 as compared to 21.9% for fiscal 1998.

     Other income. Other income was $ 1.5 million for fiscal 1999 as compared to $ 0.8 million for fiscal 1998. This increase in other income was due to an increase in interest income resulting from the investment of a larger cash balance, partly

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

     arising out of proceeds of the ADS issue during March 1999, and from the sale of Yantra preferred stock, offset in part by a decrease in income from the sale of special import licenses during fiscal 1999, as compared to fiscal 1998.

     Provision for income taxes. Provision for income taxes was $ 4.9 million for fiscal 1999 as compared to $ 0.8 million for fiscal 1998. The company's effective tax rate increased to 21.8% for fiscal 1999 as compared to 5.8% for fiscal 1998. The effective tax rate increased due to an increase in amortization of deferred stock compensation expense which reduced the pretax income substantially, and an increase in foreign tax liabilities offset, in part, by a decrease in Indian tax liability resulting from a higher proportion of the company's operations qualifying for Indian tax exemptions applicable to designated Software Technology Parks.

     Net income. The net income was $ 17.4 million for fiscal 1999, an increase of 41.3% over the net income of $ 12.4 million for fiscal 1998. As a percentage of total revenues, the net income decreased to 14.4% for fiscal 1999 from 18.1% for fiscal 1998.

2.3  Liquidity and capital resources

     The growth of the company has been financed largely from cash generated from operations and, to a lesser extent, from the proceeds of equity issues and borrowings. In 1993, the company raised approximately $ 4.4 million in gross aggregate proceeds from its initial public offering of equity shares on Indian stock exchanges. In 1994, the company raised an additional $ 7.7 million through private placements of its equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. As on March 31, 2000, the company had $
     116.6 million in cash and cash equivalents, $ 137.9 million in working capital and no outstanding bank borrowings. As on March 31, 2000, the company also had an aggregate facility of $ 1.2 million in working capital line of credit from two commercial banks. The company's treasury policy calls for investing only in highly rated companies for short maturities with a limit for individual companies. The company keeps the money both in rupee and foreign currency accounts. The bank balances in overseas accounts are maintained to meet the expenditure of the overseas branches in USA and other countries, and to meet project related expenditure overseas.

     Net cash provided by operating activities was $ 71.4 million, $ 40.1 million and $ 17.2 million in fiscal 2000, 1999 and 1998, respectively. Net cash provided by operations consisted primarily of net income offset, in part, by an increase in accounts receivable. Accounts receivable as a percentage of total revenue, represented 15.4%, 16.6% and 15.0% for fiscal 2000, 1999 and 1998, respectively. The company's policy on accounts receivable includes a periodic review of all such outstandings. The company reviews the age, amount, and quality of each account receivable; the relationship with, size of, and history of the client; and the quality of service delivered by the company for the client to determine the classification of an account receivable. Should the review so demand, the company classifies accounts receivable into secured and unsecured accounts, further subclassified between good or doubtful accounts. The company makes provisions for all accounts receivable classified as doubtful and for all accounts receivable that are outstanding for more than 180 days.

     Prepaid expenses and other current assets increased by $ 2.4 million, $ 2.0 million and $ 0.9 million during fiscal 2000, 1999 and 1998, respectively. The increases in fiscal 2000 and 1999 were primarily due to an increase in rental deposits for the new software development centers and prepaid expenses.

     Unearned revenue as of March 31, 2000 and 1999 consists primarily of advance client billings on fixed-price, fixed-time frame contracts for which related costs were not yet incurred.

     Net cash used in investing activities was $ 45.7 million, $ 17.0 million and $ 8.4 million in fiscal 2000, 1999 and 1998, respectively. Net cash used in investing activities in fiscal 2000 consisted primarily of $ 35.9 million for property, plant and equipment, loans to employees of $ 6.8 million and purchase of investments amounting to $ 3 million. Net cash used in investing activities in fiscal 1999 consisted primarily of $ 16.1 million for property, plant and equipment and loans to employees of $ 2.2 million offset by sales of equity investments in Yantra Corporation, the erstwhile subsidiary company of Infosys, amounting to $ 1.5 million. Net cash used in investing activities in fiscal 1998 primarily consisted of $
     7.9 million for property, plant and equipment.

     Publicly-traded Indian companies customarily pay dividends. For fiscal 2000, the company declared and paid a dividend of $ 2.5 million, which was paid in fiscal 2000. The board of directors also declared a dividend of $
     4.6 million at their meeting held on April 11, 2000, which is subject to the approval of the stockholders in the annual general meeting. For fiscal 1999, the company declared a dividend of $ 3.2 million, which was paid partly in fiscal 1999 and partly in fiscal 2000. For fiscal 1998, the company declared a dividend of $ 2.0 million, which was paid partly in fiscal 1998 and partly in fiscal 1999.

     As on March 31, 2000, the company had contractual commitments for capital expenditure of $ 18.4 million. The company has not yet made contractual commitments for the majority of its budgeted capital expenditure. The company intends to spend approximately $ 46.0 million on various capital expenditure during fiscal 2001 and the same would be

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     met out of the internal accruals of the company. In the opinion of the company, the working capital is sufficient for the company's present requirements.

2.4  Foreign currency market risk

     Market risks relating to the company's operations result primarily from changes in interest rates and changes in foreign exchange rates. The company's functional currency is the Indian rupee although it transacts a major portion of its business in foreign currencies and accordingly has foreign currency exposure through its sales in the United States and purchases from overseas suppliers in U.S. dollars. In its U.S. operations, the company currently does not actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the company's net sales, cost of services sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on the company's business, operating results and financial condition. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the five-year period from March 31, 1995 through March 31, 2000, the value of the rupee against the U.S. dollar declined by approximately 38.9%. For fiscal 2000, fiscal 1999 and fiscal 1998, the company's U.S. dollar-denominated revenues represented 88.3%, 88.1% and 90.0%, respectively, of total revenues. The company expects that a majority of its revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the company's results of operations will be adversely affected to the extent the rupee appreciates against the U.S. dollar. The company has sought to reduce the effect of exchange rate fluctuations on operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable on a need basis. As of March 31, 2000, the company had no outstanding forward contracts. These contracts typically mature within three months, must be settled on the day of maturity and may be canceled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. The company uses these instruments only as a hedging mechanism and not for speculative purposes. There can be no assurance that the company will purchase contracts adequate to insulate itself from foreign exchange currency risks or that any such contracts will perform adequately as a hedging mechanism. Devaluation of the rupee will result in foreign currency translation losses. For example, for fiscal 2000 and fiscal 1999, the company's foreign currency translation losses were approximately $ 5.0 million and $ 3.5 million, respectively.

2.5  Reconciliation between the US and the Indian GAAP

     There are material differences between the financial statements prepared as per the Indian and the US GAAP. The material differences arise due to provision for deferred taxes, accounting for stock-based compensation and valuation of short-term investments, which are marked to market and adjusted against retained earnings, and consolidation of accounts of subsidiary, as required by US GAAP. The Indian GAAP does not require provision for deferred taxes, amortization of deferred stock compensation, consolidation of accounts of subsidiaries and only requires a provision for diminution in the value of current investments.

     Reconciliation of net income

     ------------------------------------------------------------------------------------------------------------
                                                                      2000             1999              1998
     ------------------------------------------------------------------------------------------------------------
       Net profit as per Indian GAAP                             $ 67,775,087     $ 32,207,070      $ 16,041,966
       Adjustments:
       Deferred tax                                                   850,891          625,427           707,553
       Net income of subsidiary included on consolidation                   -       (2,085,887)       (1,563,718)
       Provision for retirement benefits to employees                (741,000)               -          (275,000)
       Employee stock-based compensation plan
         charge under APB Opinion no. 25                           (5,117,635)      (3,645,576)       (1,046,874)
       Compensation arising from stock split                                -      (12,906,962)       (1,519,739)
       Provision for loss - Yantra Corporation                              -        1,675,060                 -
       Provision for contingency/e-inventing the company (net)     (1,422,815)       1,576,956                 -
     ------------------------------------------------------------------------------------------------------------
       Net income as per US GAAP                                 $ 61,344,528     $ 17,446,088      $ 12,344,188
     ------------------------------------------------------------------------------------------------------------

2.6  Investment in Yantra Corporation

     Prior to October 20, 1998, the company owned a majority of the voting stock of Yantra. Consequently, all of Yantra's operating losses through October 20, 1998 were recognized in the company's consolidated financial statements. For fiscal 1998 and fiscal 1999, Yantra's losses recognized in the company's financial statements were $ 1.6 million and $ 2.0 million, respectively. On October 20, 1998, the company sold a portion of Yantra's shares held by it, thereby reducing its interest to less than one-half of the voting stock of Yantra. The company continues to own all of the outstanding common stock of Yantra, but has no financial obligations or commitments to Yantra and does not intend to provide Yantra with financial support. Accordingly, Yantra's results after October 20, 1998 were not recognized in the company's financial statements under U.S. GAAP. Yantra's revenues were $ 1.3 million and $ 2.0 million for fiscal 1998 and for the period ended October 20, 1998, respectively, while gross profits were $ 574,000 and $ 546,000, respectively, for these same periods. Yantra's revenues were 1.9% and 2.3% of the company's revenues for fiscal 1998 and for the period ended October 20, 1998, respectively. Its gross profits were 2.0% and 1.4% of the company's gross profits for these same periods. Yantra currently provides e-commerce operations solutions through PureEcommerce(TM), a scalable web-based solution that facilitates real-time transaction management across the extraprise. On June 14, 1999, Yantra sold Series C Convertible Preferred Stock in the amount of $ 15 million to unrelated existing and new investors, further reducing the company's voting control to approximately 25%.

2.7  Principles of currency translation

     In fiscal 2000, over 96% of the company's revenues were generated in U.S. dollars and European currencies. A majority of the company's expenses were incurred in rupees, and the balance was incurred in U.S. dollars and European currencies. The functional currency of the company is the Indian rupee. Revenues generated in foreign currencies are translated into Indian rupees using the exchange rate prevailing on the dates revenues are recognized. Expenses of overseas operations incurred in foreign currencies are translated into Indian rupees at either the monthly average exchange rate or the exchange rate on the date the expense is incurred, depending on the source of payment. Assets and liabilities of foreign branches held in foreign currency are translated into Indian rupees at the end of the applicable reporting period. For U.S. GAAP reporting, the financial statements are translated into U.S. dollars using the average monthly exchange rate for revenues and expenses and the period end rate for assets and liabilities. The gains or losses from such translation are reported as "Other comprehensive income", a separate component of stockholders' equity. The company expects that a majority of its revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the company's results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar.

2.8  Income tax matters

     The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include:
     (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the "STP Tax Holiday"); and (ii) a tax deduction for profits derived from exporting computer software (the "Export Deduction"). All but one of the company's software development facilities are located in a designated Software Technology Park. The Government of India in its recently announced budget (which is yet to be approved by the parliament) had amended the rules that provide for incentives as stated above. Accordingly, the benefit under the former scheme will not be available for all new software technology parks (STPs) set up on or after April 1, 2000. Also, the incentive available under the later scheme would be phased out equally over a period of five years starting from fiscal 2001. The benefits of these tax incentive programs have historically resulted in an effective tax rate for the company well below statutory rates. There is no assurance that the Government of India will continue to provide these incentives. The company pays corporate income tax in foreign countries on income derived from operations in those countries.

2.9  Effects of inflation

     The company's most significant costs are the salaries and related benefits for its employees. Competition in India and the United States for IT professionals with the advanced technological skills necessary to perform the services offered by the company have caused wages to increase at a rate greater than the general rate of inflation. As with other IT service providers, the company must adequately anticipate wage increases and other cost increases, particularly on its long-term contracts. Historically, the company's wage costs in India have been significantly lower than prevailing wage costs in the United States for comparably-skilled employees, although wage costs in India are presently increasing at a

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      faster rate than in the United States. There can be no assurance that the company will be able to recover cost increases through increases in the prices that it charges for its services in the United States.

2.10  Year 2000 compliance

      The company has evaluated each of its IT services and software products and believes that each is substantially Year 2000 compliant. The company believes that its internal systems are substantially Year 2000 compliant. As of the date of this Annual Report, the company has not experienced any material Year 2000 related problems. However, there can be no assurance that modifications and upgrades made to its internal systems will be able to anticipate all of the problems resulting from the actual impact of the Year 2000 problem As of the date of this annual report, there has been no disruption to the company's voice and data transmission links during the Year 2000 transition. However there can be no assurance that the company may not face any problems in the future. The full cost of the Year 2000 transition support was $ 0.6 million.

2.11  Accounting pronouncements

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes standards for the recognition and measurement of derivatives and hedging activities. It requires an entity to record, at fair value, all derivatives either as assets or liabilities in the balance sheet as well as establishing specific accounting rules for certain types of hedges. SFAS 133 is effective for all fiscal years beginning after June 15, 1999 and will be adopted by the company when required, if not earlier. Adoption of SFAS 133 is not expected to have a material adverse effect on the company's business, financial condition and results of operations.

3     Risk factors

3.1   Management of growth

      The company has experienced significant growth in recent periods. The company's revenues in fiscal 2000 grew 68.2% over fiscal 1999. As of March 31, 2000, the company employed approximately 4,625 software professionals worldwide with 17 software development facilities in India, and one global development center in Canada, operationalized in fiscal 2000, as compared to approximately 3,160 with 11 facilities as of March 31, 1999 and 2,190 with nine facilities as of March 31, 1998. In fiscal 1999, the company approved major expansions to its existing facilities and the building of new facilities. The company's growth is expected to place significant demands on its management and other resources and will require it to continue to develop and improve its operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in: recruiting and retaining sufficient skilled technical, marketing and management personnel; providing adequate training and supervision to maintain the company's high quality standards; and preserving the company's culture and values and its entrepreneurial environment. The company's inability to manage its growth effectively could have a material adverse effect on the quality of the company's services and projects, its ability to attract clients as well as skilled personnel, its business prospects, and its results of operations and financial condition.

3.2   Potential fluctuations in future operating results

      Historically, the company's operating results have fluctuated, and may continue to fluctuate in future, depending on a number of factors, including: the size, timing and profitability of significant projects; the proportion of services that are performed at client sites rather than at the company's offshore facilities; the accuracy of estimates of resources and time required to complete ongoing projects, particularly projects performed under fixed-price, fixed-time frame contracts; a change in the mix of services provided to its clients or in the relative proportion of services and product revenues; the timing of tax holidays and other Government of India incentives; the effect of seasonal hiring patterns and the time required to train and productively utilize new employees; the size and timing of facilities expansion; unanticipated increases in wage rates; the company's success in expanding its sales and marketing programs; currency exchange rate fluctuations and other general economic factors. A high percentage of the company's operating expenses, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of the company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter. The company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarter the company's operating results may be below the

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      expectations of public market analysts and investors. In such event, the market price of the equity shares and ADSs are likely to be materially adversely affected.

3.3   Risks related to investments in Indian securities

      The company is incorporated in India, and substantially all of its assets and a substantial majority of its employees are located in India. Consequently, the company's performance may be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policy, as well as political, social and economic developments affecting India.

      Political and economic environment. During the past decade and particularly since 1991, the Government of India has pursued policies of economic liberalization, including significant relaxations of restrictions on the private sector. Nevertheless, the role of the Indian central and state Governments in the Indian economy as producers, consumers and regulators has remained significant. Additionally, since 1996, the Government of India has changed three times. The current Government of India, formed in October 1999, has announced policies and taken initiatives that support the continuation of the economic liberalization policies pursued by previous governments and has, in addition, set up a special IT task force to promote the IT industry. However, the speed of economic liberalization could change, and specific laws and policies affecting IT companies, foreign investment, currency exchange rates and other matters affecting investment in the company's securities could change as well. Further, there can be no assurance that the liberalization policies will continue in the future. A significant change in the Government of India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and the company's business in particular. South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies and on the business of the company.

      Government of India incentives and regulation. The company benefits from a variety of incentives given to software firms in India, such as relief from import duties on hardware, a tax exemption for income derived from software exports, and tax holidays and infrastructure support for companies, such as Infosys, operating in specially designated "Software Technology Parks". There can be no assurance that these incentives will continue in future. Further, there is a risk that changes in tax rates or laws affecting foreign investment, currency exchange rates or other regulations will render the Government of India's regulatory scheme less favorable to the company and could adversely affect the market price of the company's equity shares and its ADSs. Should the regulations and incentives promulgated by the Government of India become less favorable to the company, the company's results of operations and financial condition could be adversely affected.

      Restrictions on foreign investment. Foreign investment in Indian securities is generally regulated by the Foreign Exchange Regulation Act, 1973. In certain emerging markets, including India, Global Depositary Shares and ADSs may trade at a discount or premium, as the case may be, to the underlying shares, in part because of restrictions on foreign ownership of the underlying shares. In addition, under current Indian laws and regulations, the Depositary cannot accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares. Therefore, a holder of ADSs who surrenders ADSs and withdraws equity shares is not permitted subsequently to deposit such equity shares and obtain ADSs nor would a holder to whom such equity shares are transferred be permitted to deposit such equity shares. This inability to convert equity shares into ADSs increases the probability that the price of the ADSs will not trade on par with the price of the equity shares as quoted on the Indian stock exchanges. Holders who seek to sell in India any equity shares withdrawn from the depositary facility and to convert the rupee proceeds from such sale into foreign currency and repatriate such foreign currency from India will have to obtain RBI approval for each such transaction. Further, under current Indian regulations and practice, the approval of the RBI is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. There can be no assurance that any such approval can be obtained.

      Exchange rate fluctuations. Market risks relating to the company's operations result primarily from changes in interest rates and changes in foreign exchange rates. The company's functional currency is the Indian rupee although it transacts a major portion of its business in foreign currencies and accordingly has foreign currency exposure through its sales in the United States and purchases from overseas suppliers in U.S. dollars. In its U.S. operations, the company currently does not actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the company's net sales, cost of services sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on the company's business, operating results and financial condition. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the five-year period from

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      March 31, 1995 through March 31, 2000, the value of the rupee against the
      U.S. dollar declined by approximately 38.9%. For fiscal 2000, fiscal 1999 and fiscal 1998, the company's U.S. dollar-denominated revenues represented 88.3%, 88.1% and 90.0%, respectively, of total revenues. The company expects that a majority of its revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the company's results of operations will be adversely affected to the extent the rupee appreciates against the U.S. dollar. The company has sought to reduce the effect of exchange rate fluctuations on operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable on a need basis. As of March 31, 2000, the company had no outstanding forward contracts. These contracts typically mature within three months, must be settled on the day of maturity and may be canceled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. The company uses these instruments only as a hedging mechanism and not for speculative purposes. There can be no assurance that the company will purchase contracts adequate to insulate itself from foreign exchange currency risks or that any such contracts will perform adequately as a hedging mechanism. Devaluation of the rupee will result in foreign currency translation losses. For example, for fiscal 2000 and fiscal 1999, the company's foreign currency translation losses were approximately $ 5.0 million and $
      3.5 million, respectively.

      Fluctuations in the exchange rate between the rupee and the US dollar also will affect the US dollar conversion by the Depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the US dollar will affect the US dollar equivalent of the Indian rupee price of equity shares on the Indian Stock Exchanges and, as a result, are likely to affect the market prices of the ADSs in the United States, and vice versa. Such fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. There can be no assurance that holders will be able to convert rupee proceeds into US dollars or any other currency or with respect to the rate at which any such conversion could occur.

3.4   Substantial investment in new facilities

      As of March 31, 2000, the company had contractual commitments of $ 18.4 million for capital expenditure and has budgeted for significant infrastructural expansion in the near future. Since such an expansion will significantly increase the company's fixed costs, the company's results of operations will be materially adversely affected if the company is unable to grow its business proportionately. Although the company has successfully developed new facilities in the past, there can be no assurance that the company will not encounter cost overruns or project delays in connection with any or all of the new facilities. Furthermore, there can be no assurance that future financing for additional facilities, whether within India or elsewhere, would be available on attractive terms or at all.

3.5   Restrictions on US immigration

      The company's professionals who work on-site at client facilities in the United States on temporary and extended assignments are typically required to obtain visas. As of March 31, 2000, substantially all of the company's personnel in the United States were working pursuant to H-1B visas (745 persons) or L-1 visas (218 persons). Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year. In years in which this limit is reached, the company may be unable to obtain the H-1B visas necessary to bring its critical Indian IT professionals to the United States on an extended basis. This limit was reached in March 2000 by the US Government for its fiscal year ended September 30, 2000 and in May 1999 for the fiscal year ended September 30, 1999. While the company anticipated that such limit would be reached prior to the end of the US government's fiscal year and made efforts to plan accordingly, there can be no assurance that the company will continue to be able to obtain a sufficient number of H-1B visas. Changes in existing US immigration laws that make it more difficult for the company to obtain H-1B and L-1 visas could impair the company's ability to compete for and provide services to clients and could have a material adverse effect on the company's results of operations and financial condition.

3.6   Risks related to international operations

      Whilst most of the company's software development facilities are currently located in India, the company intends to develop new software development facilities in other regions, including potentially South-East Asia, Latin America and Europe. The company has not yet made substantial contractual commitments to develop such new software development facilities, and there can be no assurance that the company will not significantly alter or reduce its proposed expansion plans. The company's lack of experience with facilities outside of India subject the company to further risk with regard to foreign regulation and overseas facilities management. Increasing the number of software

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      development facilities and the scope of operations outside of India subjects the company to a number of risks, including, among other things, difficulties relating to administering its business globally, managing foreign operations, currency exchange rate fluctuations, restrictions against the repatriation of earnings, export requirements and restrictions, and multiple and possibly overlapping tax structures. Such developments could have a material adverse effect on the company's business, results of operations and financial condition.

3.7   Dependence on skilled personnel; risks of wage inflation

      The company's ability to execute project engagements and to obtain new clients depends, in large part, on its ability to attract, train, motivate and retain highly skilled IT professionals, particularly project managers, software engineers and other senior technical personnel. An inability to hire and retain additional qualified personnel will impair the company's ability to bid for or obtain new projects and to continue to expand its business. The company believes that there is significant competition for IT professionals with the skills necessary to perform the services offered by the company. There can be no assurance that the company will be able to assimilate and manage new IT professionals effectively. Any increase in the attrition rates experienced by the company, particularly the rate of attrition of experienced software engineers and project managers, would adversely affect the company's results of operations and financial condition. There can be no assurance that the company will be successful in recruiting and retaining a sufficient number of replacement IT professionals with the requisite skills to replace those IT professionals who leave. Further, there can be no assurance that the company will be able to redeploy and retrain its IT professionals to keep pace with continuing changes in IT, evolving standards and changing client preferences. Historically, the company's wage costs in India have been significantly lower than wage costs in the United States for comparably skilled IT professionals. However, wage costs in India are presently increasing at a faster rate than those in the United States. In the long-term, wage increases may have an adverse effect on the company's profit margins unless the company is able to continue increasing the efficiency and productivity of its professionals.

3.8   Client concentration

      The company has derived, and believes that it will continue to derive, a significant portion of its revenues from a limited number of large corporate clients. For fiscal 2000 and fiscal 1999, the company's largest client accounted for 7.2% and 6.4%, respectively, of the company's total revenues and its five largest clients accounted for 30.2% and 28.4%, respectively, of the company's total revenues. The volume of work performed for specific clients is likely to vary from year to year, particularly since the company is usually not the exclusive outside software service provider for its clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. The loss of any large client could have a material adverse effect on the company's results of operations and financial condition. Since many of the contracted projects are critical to the operations of its clients' businesses, any failure to meet client expectations could result in a cancellation or non-renewal of a contract. However, there are a number of factors other than the company's performance that could cause the loss of a client and that may not be predictable. For example, in 1995, the company chose to reduce significantly the services provided to its then-largest client rather than accept the price reductions and increased company resources sought by the client. In other circumstances, the company reduced significantly the services provided to its client when the client either changed its outsourcing strategy by moving more work in-house and reducing the number of its vendors, or replaced its existing software with packaged software supported by the licensor. There can be no assurance that the same circumstances may not arise in future.

3.9   Fixed-price, fixed-time frame contracts

      As a core element of its business strategy, the company continues to offer a significant portion of its services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although the company uses specified software engineering processes and its past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-time frame projects, the company bears the risk of cost overruns, completion delays and wage inflation in connection with these projects. The company's failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or its failure to complete its contractual obligations within the time frame committed could have a material adverse effect on the company's results of operations and financial condition.

3.10  Infrastructure and potential disruption in telecommunications

      A significant element of the company's business strategy is to continue to leverage its various software development centers in Bangalore, Bhubaneswar, Chennai, Mangalore, Pune, Hyderabad, Mohali and Mysore, India and to expand the number of such centers in India as well as outside India. The company believes that the use of a strategically located

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      network of software development centers will provide the company with cost advantages, the ability to attract highly skilled personnel in various regions, the ability to service clients on a regional and global basis, and the ability to provide 24-hour service to its clients. Pursuant to its service delivery model, the company must maintain active voice and data communication between its main offices in Bangalore, the offices of its clients, and its other software development facilities. Although the company maintains redundant software development facilities and satellite communications links, any significant loss of the company's ability to transmit voice and data through satellite and telephone communications would have a material adverse effect on the company's results of operations and financial condition.

3.11  Expected decrease in demand for Year 2000 services

      Year 2000 conversion projects represented 6.3% and 19.8% of the company's total revenue for fiscal 2000 and fiscal 1999, respectively. The high demand for these time-sensitive projects results in pricing and margins that are favorable to the company. The company believes that demand for Year 2000 conversion services will diminish rapidly after fiscal 2000 as many Year 2000 conversion solutions are implemented and tested. There can be no assurance that the company will be successful in generating additional business from its Year 2000 clients for other services, that the company will be successful in replacing Year 2000 conversion projects with other projects as the Year 2000 business declines or that margins from any such future projects will be comparable to those obtained from Year 2000 conversion projects. There is an additional risk that the company may be unable to retrain and redeploy IT professionals who are currently assigned to Year 2000 conversion projects involving legacy computer systems after such projects are completed. Furthermore, as Year 2000 conversion projects are completed, there is a likelihood of increased competition for other types of projects from firms formerly dependent on Year 2000 business.

3.12  Competition

      The market for IT services is highly competitive. Competitors include IT services companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, temporary employment agencies, other technology companies and client in-house MIS departments. Competitors include international firms as well as national, regional and local firms located in the United States, Europe and India. The company expects that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. Historically, one of the company's key competitive advantages has been a cost advantage relative to service providers in the United States and Europe. Since wage costs in India are presently increasing at a faster rate than those in the United States, the company's ability to compete effectively will become increasingly dependent on its reputation, the quality of its services, and its expertise in specific markets. Many of the company's competitors have significantly greater financial, technical and marketing resources and generate greater revenue than the company, and there can be no assurance that the company will be able to compete successfully with such competitors and will not lose existing clients to such competitors. The company believes that its ability to compete also depends in part on a number of factors outside its control, including the ability of its competitors to attract, train, motivate and retain highly skilled IT professionals, the price at which its competitors offer comparable services, and the extent of its competitors' responsiveness to client needs.

3.13  Dependence on key personnel

      The company's success depends to a significant degree upon continued contributions of members of the company's senior management and other key research and development and sales and marketing personnel. The company generally does not enter into employment agreements with its senior management and other key personnel that provide for substantial restrictions on such persons leaving the company. The loss of any of such persons could have a material adverse effect on the company's business, financial condition and results of operations.

3.14  Potential liability to clients; risk of exceeding insurance coverage

      Many of the company's contracts involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against the company, regardless of the company's responsibility for such failure. Although the company attempts to limit its contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its services, there can be no assurance the limitations of liability set forth in its service contracts will be enforceable in all instances or will otherwise protect the company from liability for damages. The company maintains general liability insurance coverage, including coverage for errors or omissions; however, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover

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      one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the company that exceed available insurance coverage or changes in the company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect the company's results of operations and financial condition.

3.15  Risks associated with possible acquisitions

      The company intends to evaluate potential acquisitions on an ongoing basis. As of the date, however, the company has no understanding, commitment or agreement with respect to any material future acquisition. Since the company has not made any acquisitions in the past, there can be no assurance that the company will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition, or successfully integrate any acquired business into the company's operations. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel and clients, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the company's results of operations and financial condition. Under Indian law, except in certain limited circumstances, the company may not make any acquisition of, or investment in, a non-Indian company without RBI and, in most cases, Government of India approval. Even if the company does encounter an attractive acquisition candidate, there can be no assurance that RBI and, if required, Government of India approval can be obtained.

3.16  Risks associated with strategic investments

      The company had invested an aggregate amount of $ 3 million in strategic investments in fiscal 2000. However, there can be no assurance that the company will be successful in its investments and will benefit from such investments. The loss of any of such investments could have a material adverse effect on the company's business, financial condition and results of operations.

3.17  Risks related to software product sales

      In fiscal 2000, the company derived 2.6% of its total revenue from the sale of software products. The development of the company's software products requires significant investments. The markets for the company's primary software product are competitive and currently located in developing countries, and there can be no assurance that such a product will continue to be commercially successful. In addition, there can be no assurance that any new products developed by the company will be commercially successful or that the costs of developing such new products will be recouped. A decrease in the company's product revenues or margins could adversely affect the company's results of operations and financial condition. Additionally, software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for development of such products. There can be no assurance that such delayed revenues will not cause periodic fluctuations of the company's results of operations and financial condition.

3.18  Restrictions on exercise of preemptive rights by ADS holders

      Under the Indian Companies Act, 1956 ("Indian Companies Act"), a company incorporated in India must offer its holders of equity shares pre-emptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the company's shareholders. US holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. The company's decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights and any other factors the company considers appropriate at the time. No assurance can be given that the company would file a registration statement under these circumstances. If the company issues any such securities in future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in the company would be reduced.

3.19  Intellectual property rights

      The company relies upon a combination of non-disclosure and other contractual arrangements and copyright, trade secrets and trademark laws to protect its proprietary rights. Ownership of software and associated deliverables created for clients is generally retained by or assigned to the client, and the company does not retain an interest in such software and deliverables. The company also develops foundation and application software products, or software "tools", which are licensed to clients and remain the property of the company. The company has obtained registration of INFOSYS as a trademark in India and the United States, and does not have any patents or registered copyrights in the United States. The company currently requires its IT professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to, and distribution of its proprietary information. There can be no assurance that the steps taken by the company in this regard will be adequate to deter misappropriation of proprietary information or that the company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. Although the company believes that its services and products do not infringe upon the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the company in future. Assertion of such claims against the company could result in litigation, and there can be no assurance that the company would be able to prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. There can be no assurance that the company will be able to protect such licenses from infringement or misuse, or prevent infringement claims against the company in connection with its licensing efforts. The company expects that the risk of infringement claims against the company will increase if more of the company's competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to the company and divert management's attention from the company's operations. Any infringement claim or litigation against the company could, therefore, have a material adverse effect on the company's results of operations and financial condition.

3.20 Control by principal shareholders, officers and directors; anti-takeover provisions

      The company's officers and directors, together with members of their immediate families, in the aggregate, beneficially own approximately 25.03% of the company's issued equity shares. As a result, such persons, acting together, will likely still have the ability to exercise significant control over most matters requiring approval by the shareholders of the company, including the election and removal of directors and significant corporate transactions. Such control by the company's officers and directors could delay, defer or prevent a change in control of the company, impede a merger, consolidation, takeover or other business combination involving the company, or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the company. The Indian Companies Act and the company's Articles of Association (the "Articles") require that: (i) at least two-thirds of the company's directors shall serve for a specified term and shall be subject to re-election by the company's shareholders at the expiration of such terms; and (ii) at least one-third of the company's directors who are subject to re-election shall be up for re-election at each annual meeting of the company's shareholders. In addition, the company's Articles provide that Mr. N. R. Narayana Murthy, one of the company's principal founders and its Chairman of the Board and Chief Executive Officer, shall serve as the company's Chairman of the Board and shall not be subject to re-election as long as he and his relatives, own at least 5% of the company's outstanding equity securities. Furthermore, any amendment to the company's Articles would require the affirmative vote of three-fourths of the company's shareholders. Finally, foreign investment in Indian companies is highly regulated. These provisions could delay, defer or prevent a change in control of the company, impede a business combination involving the company or discourage a potential acquiror from attempting to obtain control of the company.

3.21  Year 2000 compliance

      The company has evaluated each of its IT services and software products and believes that each is substantially Year 2000 compliant. The company believes that its internal systems are substantially Year 2000 compliant. As of the date of this Annual Report, the company has not experienced any material Year 2000 related problems. However, there can be no assurance that modifications and upgrades made to its internal systems will be able to anticipate all of the problems resulting from the actual impact of the Year 2000 problem. As of the date of this Annual Report, there has been no disruption to the company's voice and data transmission links during the Year 2000 transition. However there can be no assurance that the company may not face any problems in the future. The full cost of transition support was $ 0.6 million.

Report of management
-------------------------------------------------------------------------------

The management is responsible for preparing the company's financial statements and related information that appears in this annual report. The management believes that the financial statements fairly reflect the form and substance of transactions, and reasonably present the company's financial condition and results of operations in conformity with United States Generally Accepted Accounting Principles. The management has included, in the company's financial statements, amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances.

The company maintains a system of internal procedures and controls intended to provide reasonable assurance, at appropriate cost, that transactions are executed in accordance with company authorization and are properly recorded and reported in the financial statements, and that assets are adequately safeguarded.

KPMG audits the company's financial statements in accordance with the generally accepted auditing standards and provides an objective, independent review of the company's internal controls and the fairness of its reported financial condition and results of operations.

The board of directors of Infosys has appointed an audit committee composed of outside directors. The committee meets with the management, internal auditors, and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters.

                                         Sd.                              Sd.                                Sd.
                          T. V. Mohandas Pai               Nandan M. Nilekani              N. R. Narayana Murthy
Bangalore            Senior Vice President -     Managing Director, President                           Chairman
April 11, 2000      Finance & Administration      and Chief Operating Officer        and Chief Executive Officer
                 and Chief Financial Officer


Independent auditors' report
--------------------------------------------------------------------------------

The Board of Directors and Stockholders
Infosys Technologies Limited


We have audited the accompanying balance sheets of Infosys Technologies Limited as of March 31, 2000 and 1999, and the related statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infosys Technologies Limited as of March 31, 2000 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1.3 in the accompanying notes to the financial statements, the financial statements of Infosys Technologies Limited's wholly owned subsidiary, Yantra Corporation, which were consolidated with the financial statements of the company prior to April 1, 1998, were accounted for by the equity method in fiscal 1999.




Bangalore
April 11, 2000                                                              KPMG


Balance sheets as of March 31
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                                               2000                    1999
---------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                 $ 116,599,486            $ 98,874,963
Trade accounts receivable, net of allowances                                 31,233,515              20,056,678
Prepaid expenses and other current assets                                    11,256,295               5,735,323
---------------------------------------------------------------------------------------------------------------
Total current assets                                                        159,089,296             124,666,964
Property, plant and equipment - net                                          47,554,772              23,900,313
Deferred tax assets                                                           2,566,266               1,715,375
Investments                                                                   3,177,938                 177,938
Other assets                                                                  6,894,598               3,197,006
---------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                              $ 219,282,870           $ 153,657,596
===============================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                              $ 976,840                $ 75,305
Client deposits                                                                 425,724                  18,520
Other accrued liabilities                                                    13,835,635               8,399,800
Income taxes payable                                                          1,878,977                 955,797
Unearned revenue                                                              4,029,173               4,598,612
---------------------------------------------------------------------------------------------------------------
Total current liabilities                                                    21,146,349              14,048,034


STOCKHOLDERS' EQUITY
Common stock, $ 0.16 par value;
   100,000,000 equity shares authorized, Issued and outstanding -
   66,150,700 and 66,138,800 as of 2000 and 1999                              8,593,510               8,592,137
Additional paid-in-capital                                                  121,506,726             120,849,511
Accumulated other comprehensive income                                      (14,137,933)             (9,100,662
Deferred compensation - Employee Stock Offer Plan                           (17,598,813)            (21,686,799
Retained earnings                                                            99,773,031              40,955,375
---------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                  198,136,521             139,609,562
---------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $ 219,282,870           $ 153,657,596
===============================================================================================================

See accompanying notes to financial statements.

     Assets - 2000                   Liabilities and stockholders' equity - 2000

                                    [GRAPHS]


Statements of income for the years ended March 31
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                              2000                1999                 1998
---------------------------------------------------------------------------------------------------------------
REVENUES
Revenues                                                 $ 203,443,754       $ 120,955,226         $ 68,329,961
Cost of revenues                                           111,080,546          65,331,006           40,156,509
---------------------------------------------------------------------------------------------------------------
Gross profit                                                92,363,208          55,624,220           28,173,452
===============================================================================================================

OPERATING EXPENSES
Selling and marketing expenses                               9,643,970           4,943,599            3,369,892
General and administrative expenses                         17,102,550          11,255,456            9,855,600
Amortization of stock compensation expense                   5,117,635           3,645,576            1,046,874
Compensation arising from stock split                                -          12,906,962            1,519,739
---------------------------------------------------------------------------------------------------------------
Total operating expenses                                    31,864,155          32,751,593           15,792,105
---------------------------------------------------------------------------------------------------------------
Operating income                                            60,499,053          22,872,627           12,381,347
Equity in loss of deconsolidated subsidiary                          -         (2,085,887)                    -
Other income, net                                            9,038,792           1,536,998              800,799
---------------------------------------------------------------------------------------------------------------
Income before income taxes                                  69,537,845          22,323,738           13,182,146
Provision for income taxes                                   8,193,317           4,877,650              770,458
---------------------------------------------------------------------------------------------------------------
Net income                                                  61,344,528          17,446,088           12,411,688
---------------------------------------------------------------------------------------------------------------
Preferred stock dividends                                            -                   -               67,500
---------------------------------------------------------------------------------------------------------------
Net income available for common stockholders              $ 61,344,528        $ 17,446,088         $ 12,344,188
===============================================================================================================

EARNINGS PER EQUITY SHARE
Basic                                                           $ 0.93              $ 0.28               $ 0.21
Diluted                                                         $ 0.93              $ 0.28               $ 0.20

Weighted equity shares used in computing
earnings per equity share
Basic                                                       65,659,625          61,378,850           59,574,288
Diluted                                                     65,863,990          61,507,380           60,807,808
---------------------------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

                                   [CHARTS]


Statements of stockholders' equity
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
                                                    Equity shares        Additional    Comprehensive   Accumulated        Deferred
                                                                            paid-in          income          other  compensation -
                                                   Shares  Par value        capital                  comprehensive  Employee Stock
                                                                                                            income      Offer Plan
----------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1997                   58,076,800 $ 2,310,270  $ 15,712,247                   $ (3,531,811) $ (3,507,715)
---------------------------------------------------------------------------------------------------------------------------------
Stock split                                             -   2,028,521             -                              -             -
Cash dividends declared                                 -           -             -                              -             -
Common stock issued upon
   exercise of warrants                         5,992,000     207,020     1,813,330                              -             -
Compensation related to
   stock option grants                                  -           -     6,890,343                              -    (6,890,343)
Amortization of compensation
   related to stock option grants                       -           -             -                              -     2,566,613
Comprehensive income
  Net income available for
   common stockholders                                  -           -             -    $ 12,344,188              -             -
  Other comprehensive income
     Translation adjustment                             -           -             -      (3,510,418)    (3,510,418)            -
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                    -           -             -     $ 8,833,770              -             -
---------------------------------------------------------------------------------------------------------------------------------

Balance as of March 31, 1998                   64,068,800   4,545,811    24,415,920                     (7,042,229)   (7,831,445)
---------------------------------------------------------------------------------------------------------------------------------
Stock split                                             -   3,800,949             -                              -             -
Cash dividends declared                                 -           -             -                              -             -
Common stock issued                             2,070,000     245,377    70,134,623                              -             -
ADS issue expenses                                      -           -   (4,108,924)                              -             -
Compensation related to
   stock option grants                                  -           -    30,407,892                              -   (30,407,892)
Amortization of compensation
   related to stock option grants                       -           -             -                              -    16,552,538
Comprehensive income
  Net income available for
   common stockholders                                  -           -             -    $ 17,446,088              -             -
  Other comprehensive income
     Translation adjustment                             -           -             -      (2,058,433)    (2,058,433)            -
---------------------------------------------------------------------------------------------------------------------------------
   Comprehensive income                                 -           -             -    $ 15,387,655              -             -
---------------------------------------------------------------------------------------------------------------------------------
Adjustment on deconsolidation of subsidiary             -           -             -                              -             -
Repayment of loan to trust                              -           -             -                              -             -
---------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1999                   66,138,800 $ 8,592,137 $ 120,849,511                   $ (9,100,662)$ (21,686,799)
---------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
                                               Loan to trust     Retained           Total
                                                                 earnings   stockholders'
                                                                                   equity
-----------------------------------------------------------------------------------------
Balance as of March 31, 1997                      $ (24,502)  $ 19,681,740  $ 30,640,229
-----------------------------------------------------------------------------------------
Stock split                                               -     (2,028,521)            -
Cash dividends declared                                   -     (2,003,139)   (2,003,139)
Common stock issued upon
   exercise of warrants                            (911,863)             -     1,108,487
Compensation related to
   stock option grants                                    -              -             -
Amortization of compensation
   related to stock option grants                         -              -     2,566,613
Comprehensive income
  Net income available for
   common stockholders                                    -     12,344,188    12,344,188
  Other comprehensive income
     Translation adjustment                               -              -    (3,510,418)
----------------------------------------------------------------------------------------
Comprehensive income                                      -              -             -
----------------------------------------------------------------------------------------

Balance as of March 31, 1998                       (936,365)    27,994,268    41,145,960
----------------------------------------------------------------------------------------
Stock split                                               -     (3,800,949)            -
Cash dividends declared                                   -     (3,152,863)   (3,152,863)
Common stock issued                                       -              -    70,380,000
ADS issue expenses                                        -              -    (4,108,924)
Compensation related to
   stock option grants                                    -              -             -
Amortization of compensation
   related to stock option grants                         -              -    16,552,538
Comprehensive income
  Net income available for
   common stockholders                                    -     17,446,088    17,446,088
  Other comprehensive income
     Translation adjustment                               -              -    (2,058,433)
----------------------------------------------------------------------------------------
   Comprehensive income                                   -              -             -
----------------------------------------------------------------------------------------
Adjustment on deconsolidation of subsidiary               -      2,468,831     2,468,831
Repayment of loan to trust                          936,365              -       936,365
----------------------------------------------------------------------------------------
Balance as of March 31, 1999                              -   $ 40,955,375 $ 139,609,562
----------------------------------------------------------------------------------------

Statements of stockholders' equity (contd.)

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
   Equity shares                                            Additional    Comprehensive        Accumulated             Deferred
                                                               paid-in           income              other        compensation-
                                                Shares       Par value          capital                           comprehensive
                                                                                                                         income
--------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1999                66,138,800     $ 8,592,137    $ 120,849,511                            $ (9,100,662)
--------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared                              -               -                -                                       -
Common stock issued                             11,900           1,373          405,489                                       -
ADS issue expenses                                   -               -         (777,923)                                      -
Compensation related to
   stock option grants                               -               -        1,029,649                                       -
Amortization of compensation
   related to stock option grants                    -               -                -                                       -
Comprehensive income
  Net income available for common stockholders       -               -                -       $ 61,344,528                    -
  Other comprehensive income
    Translation adjustment                           -               -                -         (5,037,271)          (5,037,271)
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                 -               -                -       $ 56,307,257                    -
----------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2000                66,150,700     $ 8,593,510    $ 121,506,726                            $(14,137,933)
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
   Equity shares                             Loan to trust      Retained                 Total
                                                                earnings         Stockholders'
                                            Employee Stock                                              equity
                                                Offer Plan
--------------------------------------------------------------------------------------------------------------
Balance as of March 31, 1999                  $(21,686,799)        -            $ 40,955,375     $ 139,609,562
--------------------------------------------------------------------------------------------------------------
Cash dividends declared                                  -         -              (2,526,872)       (2,526,872)
Common stock issued                                      -         -                       -           406,862
ADS issue expenses                                       -         -                       -          (777,923)
Compensation related to
   stock option grants                          (1,029,649)        -                       -                 -
Amortization of compensation
   related to stock option grants                5,117,635         -                       -         5,117,635
Comprehensive income
  Net income available for common stockholders           -         -              61,344,528        61,344,528
  Other comprehensive income
    Translation adjustment                               -         -                       -        (5,037,271)
--------------------------------------------------------------------------------------------------------------
Comprehensive income                          $(17,598,813)         -                      -                 -
--------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2000                                        -           $ 99,773,031     $ 198,136,521
--------------------------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

Statements of cash flows for the years ended March 31

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                               2000                 1999                1998
------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                             $ 61,344,528         $ 17,446,088        $ 12,344,188

Adjustments to reconcile net income to net cash
provided by operating activities
Gain on sale of property, plant and equipment                               (20,153)                   -              (2,929)
Depreciation                                                             12,268,169            8,521,009           6,121,650
Deferred tax benefit                                                       (850,891)            (625,427)           (707,553)
Gain on sale of investment in deconsolidated subsidiary                           -             (620,958)                  -
Amortization of deferred stock compensation expense                       5,117,635           16,552,538           2,566,613
Loss relating to deconsolidated subsidiary                                        -            2,085,887                   -
Subsidiary preferred stock dividend                                               -                    -              67,500

Changes in assets and liabilities
Accounts receivables                                                    (11,176,837)         (10,113,425)         (5,268,477)
Inventories                                                                       -                    -              11,458
Prepaid expenses and other current assets                                (2,390,039)          (2,035,203)           (924,783)
Income taxes                                                                923,180            1,492,766             446,890
Accounts payable                                                            901,535              (24,459)             23,507
Client deposits                                                             407,204             (171,653)             (6,537)
Unearned revenue                                                           (569,439)           4,598,612                   -
Other accrued liabilities                                                 5,435,835            3,015,104           2,482,653
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                71,390,727           40,120,879          17,154,180
==============================================================================================================================

INVESTING ACTIVITIES
Expenditure on property, plant and equipment                            (35,926,030)         (16,123,557)         (7,891,441)
Proceeds from sale of property, plant and equipment                          23,555                5,704               8,079
Loans to employees                                                       (6,828,525)          (2,181,715)           (552,526)
Proceeds from sale of investment in deconsolidated subsidiary                     -            1,500,000                   -
Purchase of investments                                                  (3,000,000)            (177,576)                  -
------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                   (45,731,000)         (16,977,144)         (8,435,888)
==============================================================================================================================

FINANCING ACTIVITIES
Proceeds from issuance of equity shares                                     406,862           70,380,000           2,020,350
ADR issue expenses                                                         (777,923)          (4,108,924)                  -
Net proceeds from issuance of preferred stock by subsidiary                       -                    -           2,250,000
Payment of cash dividends                                                (2,526,872)          (2,371,673)         (1,467,427)
Loan to trust                                                                     -              936,365            (911,863)
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                (2,897,933)          64,835,768           1,891,060
==============================================================================================================================
Effect of exchange rate changes on cash                                  (5,037,271)          (2,058,433)         (3,510,418)
Effect of deconsolidation on cash                                                 -           (2,465,372)                  -
Net increase in cash and cash equivalents during the year                17,724,523           83,455,698           7,098,934
Cash and cash equivalents at the beginning of the year                   98,874,963           15,419,265           8,320,331
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year                       $116,599,486         $ 98,874,963        $ 15,419,265
==============================================================================================================================
Supplementary information:
Cash paid towards taxes                                                $  7,270,137         $  3,364,318        $    323,568
------------------------------------------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

Notes to financial statements
--------------------------------------------------------------------------------


1.   Significant Accounting Policies

1.1  The company

     Infosys Technologies Limited (the "company") is one of India's leading information technology ("IT") services company. Infosys utilizes an extensive offshore infrastructure to provide managed software solutions to clients worldwide. Headquartered in Bangalore, India, the company has 17 state-of-the-art offshore software development facilities located throughout India and one global development center in Canada, that enable it to provide high quality, cost-effective services to clients in a resource-constrained environment. The company's services, which are offered on either a fixed-price, fixed-time frame or a time-and-materials basis, include custom software development, maintenance, e-business consulting and re-engineering services as well as dedicated offshore software development centers for certain clients. In addition, the company develops and markets certain software products.

1.2  Basis of preparation of financial statements

     The accompanying financial statements are prepared in accordance with United States ("US") Generally Accepted Accounting Principles ("GAAP"). All amounts are stated in US dollars.

1.3  Principles of consolidation

     The financial statements of the company were consolidated with the accounts of its wholly owned subsidiary, Yantra Corporation ("Yantra") during fiscal 1998. On October 20, 1998, the company's voting control of Yantra declined to approximately 47%. Accordingly, the company has followed the equity method of accounting for Yantra since fiscal 1999. On June 14, 1999, Yantra sold Series C Convertible Preferred Stock in the amount of $ 15 million to unrelated existing and new investors, further reducing the company's voting control to approximately 25%.
     The company continues to own all the outstanding common shares of Yantra but has no financial obligations or commitments to Yantra and does not intend to provide Yantra with financial support. Accordingly, the company recognized no losses of Yantra subsequent to October 20, 1998. The excess of the company's previously recognized losses over the basis of its investments in Yantra as of October 20, 1998 were credited to retained earnings.
     Yantra was incorporated in the United States in fiscal 1996 for the development of software products in the retail and distribution areas. All inter-company transactions between the company and Yantra are eliminated.

1.4  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Examples of estimates include accounting for expected contract costs to be incurred to complete software development, allowance for uncollectible accounts receivable, future obligations under employee benefit plans and useful lives of property, plant and equipment. Actual results could differ from those estimates.

1.5  Revenue recognition

     The company derives its revenues primarily from software services and also from the licensing of software products. Revenue with respect to time-and-material contracts is recognized as related costs are incurred. Revenue from fixed-price, fixed-time frame contracts is recognized upon the achievement of specified milestones identified in the related contracts, in accordance with the percentage-of-completion method. Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. The company provides its clients with a three-month warranty for corrections of errors and telephone support for all its fixed-price, fixed-time frame contracts. Costs associated with such services are accrued at the time related revenues are recorded.
     Revenue from licensing of software products is recognized upon shipment of products and fulfillment of acceptance terms, if any, provided that no significant vendor obligations remain and the collection of the related receivable is probable. When the company receives advance payments for software products, such payments are reported as client deposits until all conditions for revenue recognition are met. Maintenance revenue is deferred and recognized ratably over the term of the underlying maintenance agreement, generally 12 months. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed.

1.6   Cash and cash equivalents

      The company considers all highly liquid investments with a remaining maturity at the date of purchase/ investment of three months or less to be cash equivalents. Cash and cash equivalents consist of cash, cash on deposit with banks, marketable securities and deposits with corporations.

1.7   Property, plant and equipment

      Property, plant and equipment are stated at cost less accumulated depreciation. The company computes depreciation for all property, plant and equipment using the straight-line method. The estimated useful lives of assets are as follows:

          Buildings                      15 years
          Furniture and fixtures          5 years
          Computer equipment            2-5 years
          Plant and equipment             5 years
          Vehicles                        5 years

      The cost of software purchased for use in software development and services is charged to the cost of revenues at the time of acquisition. The amount of third party software expensed during fiscal 2000, 1999 and 1998 was $ 3,816,840, $ 3,538,590 and $ 2,381,626 respectively.

      Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under "Capital work-in-progress".

1.8   Impairment of long-lived assets

      The company evaluates the recoverability of its long-lived assets and certain identifiable intangibles, if any, whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

1.9   Research and development

      Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Software product development costs incurred subsequent to the achievement of technological feasibility are not significant and are expensed as incurred.

1.10  Foreign currency translation

      The accompanying financial statements are reported in US dollars. The functional currency of the company is the Indian rupee. The translation of the Indian rupee into US dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly simple average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as "Other comprehensive income", a separate component of stockholders' equity. The method for translating expenses of overseas operations depends upon the funds used. If the payment is made from a rupee denominated bank account, the exchange rate prevailing on the date of the payment would apply. If the payment is made from a foreign currency, i.e., non-rupee denominated account, the translation into rupees is performed at the average monthly exchange rate.

1.11  Foreign currency transactions

      The company enters into foreign exchange forward contracts to limit the effect of exchange rate changes on its foreign currency receivables. Gains and losses on these contracts are recognized as income or expense in the statements of income as incurred, over the life of the contract.

1.12  Earnings per share

      In accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the result would be anti-dilutive.

1.13  Income taxes

      Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

1.14  Fair value of financial instruments

      The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.

1.15  Concentration of risk

      Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable and hedging instruments. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counterparties. At March 31, 2000 and 1999, in management's opinion, there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The company's cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.16  Retirement benefits to employees

      1.16.1   Gratuity

      In accordance with Indian law, the company provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering all employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment of an amount based on the respective employee's salary and the years of employment with the company. The company established the Infosys Technologies Limited Employees' Group Gratuity Fund Trust (the "Gratuity Fund Trust") on April 1, 1997. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, based upon which the company makes contributions to the Gratuity Fund Trust. Trustees administer the contributions made to the Gratuity Fund Trust. The funds contributed to the Gratuity Fund Trust are invested in specific securities as mandated by the law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.

      1.16.2   Superannuation

      Apart from being covered under the Gratuity Plan described above, the senior officers of the company are also participants in a defined contribution plan maintained by the company. The plan is termed the superannuation plan (the "plan") to which the company makes monthly contributions based on a specified percentage of each covered employee's salary. The company has no further obligations under the plan beyond its monthly contributions.

      1.16.3   Provident fund

      In addition to the above benefits, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the plan, each equal to 12% of each covered employee's salary. The company established a provident fund trust in August 1996, to which a part of the contributions are made each month. The remainder of the contributions is made to the Government's provident fund. The company has no further obligations under provident fund beyond its monthly contributions.

1.17  Investments

      Investments where the company controls between 20% and 50% of the voting interest are accounted for using the equity method. Investment securities in which the company controls less than 20% voting interest are currently classified as either "Available-for-sale securities" or "Held-to-maturity securities". Investment securities designated as "available-for-sale" are carried at their fair value based on quoted market prices, with unrealized gains and losses, net of deferred income taxes, reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in the statements of income. The cost of securities sold is based on the specific identification method. Held to maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts, if any. Interest and dividend income are recognized when earned.

1.18  Stock-based compensation

      The company uses the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock-based compensation plan. The company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

1.19  Dividends

      Dividends are recognized on recommendation and proposal by the board of directors.


2.    Notes to Financial Statements

2.1   Cash and cash equivalents

      The cost and fair values for cash and cash equivalents as of March 31, 2000 and 1999, respectively are as follows:

      ----------------------------------------------------------------------------------------------------------
                                                                                  2000                     1999
      ----------------------------------------------------------------------------------------------------------
      Cost and fair values
      Cash and bank deposits                                              $ 99,035,223             $ 96,119,672
      Deposits with corporations                                            17,564,263                2,755,291
      ----------------------------------------------------------------------------------------------------------
                                                                          $ 116,599,486             $ 98,874,963
      ==========================================================================================================

2.2   Trade accounts receivable

      Trade accounts receivable, as of March 31, 2000 and 1999, net of allowance for doubtful accounts of $ 507,487 and $ 301,930, respectively amounted to $ 31,233,515 and $ 20,056,678, respectively. The age profile of trade accounts receivable is given below.

                                                                                                           in %
      ---------------------------------------------------------------------------------------------------------
      Period (in days)                                                            2000                     1999
      ---------------------------------------------------------------------------------------------------------
      0 - 30                                                                      64.7                     58.8
      31 - 60                                                                     31.8                     24.5
      61 - 90                                                                      1.8                     10.8
      More than 90                                                                 1.7                      5.9
      ---------------------------------------------------------------------------------------------------------
                                                                                 100.0                    100.0
      =========================================================================================================

      Trade accounts receivable include accounts receivable from Yantra amounting to Nil and $ 253,448 as of March 31, 2000 and 1999, respectively.

2.3   Prepaid expenses and other current assets

      Prepaid expenses and other current assets consist of the following:


      ---------------------------------------------------------------------------------------------------------
                                                                                  2000                     1999
      ---------------------------------------------------------------------------------------------------------
      Rent deposits                                                        $ 1,798,738              $ 1,403,445

      Deposits with government organizations                                   721,476                  172,386
      Loans to employees                                                     5,114,253                1,983,319
      Prepaid expenses                                                       3,602,334                2,120,036
      Other advances                                                            19,494                   56,137
      ----------------------------------------------------------------------------------------------------------
                                                                           $ 11,256,295              $ 5,735,323
      ==========================================================================================================

      Other advances represent advance payments to vendors for the supply of goods and rendering of services. Deposits with government organizations relate principally to leased telephone lines and electricity supplies.

2.4   Property, plant and equipment - net

      Property, plant and equipment consist of the following:

      -----------------------------------------------------------------------------------------------------------
                                                                                    2000                    1999
      -----------------------------------------------------------------------------------------------------------
      Land                                                                   $ 4,833,786             $ 2,580,924
      Buildings                                                               13,509,409               6,831,097
      Furniture and fixtures                                                   9,156,208               4,966,929
      Computer equipment                                                      25,742,780              18,290,126
      Plant and equipment                                                     11,871,138               7,375,578
      Vehicles                                                                    31,292                  41,684
      Capital work-in-progress                                                13,064,301               3,531,936
      -----------------------------------------------------------------------------------------------------------
                                                                             78,208,914              43,618,274
      Accumulated depreciation                                               (30,654,142)            (19,717,961)
      -----------------------------------------------------------------------------------------------------------
                                                                           $ 47,554,772            $ 23,900,313
      ===========================================================================================================

      Depreciation expense amounted to $ 12,268,169, $ 8,521,009 and $ 6,121,650 for fiscal 2000, 1999 and 1998, respectively.

2.5   Investments

      The company has purchased 1,300,108 shares of Series D Convertible Preferred Stock, par value $ 0.0001 each ("Series D Convertible Preferred"), of EC Cubed, Inc. ("EC Cubed"), for a consideration of $ 3,000,000. EC Cubed is a dynamic application provider of business-to-business e-commerce. The company's investment in EC Cubed is in line with its intention to make selective strategic investments in leading-edge companies that have the potential to yield substantial business benefits. The Series D Convertible Preferred is convertible into Common Stock of EC Cubed at the option of the company at any time or automatically upon the closing of an Initial Public Offering by EC Cubed, of shares of its Common Stock at a public offering price of not less than $ 4.615 per share and with net proceeds aggregating at least $ 30 million.

2.6   Other assets

      Other assets mainly represent the non-current portion of loans to employees.

2.7   Related parties

      The company grants loans to employees for acquiring assets such as property and cars. Such loans are repayable over fixed periods ranging from 1 to 100 months. The rates at which the loans have been made to employees vary between 0% to 4%. No loans have been made to employees in connection with equity issues. The loans are generally secured by the assets acquired by the employees. As of March 31, 2000 and 1999, amounts receivable from officers amounting to $ 309,835 and $ 265,669, respectively are included in prepaid expenses and other current assets, and other assets in the accompanying balance sheets.

      The required repayments of loans by employees are as detailed below.

      ----------------------------------------------------------------------------------------------------------
                                                                                    2000                    1999
      ----------------------------------------------------------------------------------------------------------
      2000                                                                             -             $ 1,983,319
      2001                                                                   $ 5,114,252                 953,440
      2002                                                                     1,887,808                 755,672
      2003                                                                     1,383,397                 528,918

      2004                                                                       861,752                 394,854
      2005                                                                       696,581                       -
      Thereafter                                                               2,065,061                 564,122
      ----------------------------------------------------------------------------------------------------------
      Total                                                                 $ 12,008,851             $ 5,180,325
      ==========================================================================================================

      The estimated fair values of related party receivables amounted to $ 8,959,996 and $ 4,858,797 as of March 31, 2000 and 1999, respectively.
      These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgement is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.8   Other accrued liabilities

      Other accrued liabilities comprise the following:

      ----------------------------------------------------------------------------------------------------------
                                                                                       2000                 1999
      ----------------------------------------------------------------------------------------------------------
      Accrued compensation to staff                                             $ 7,747,965          $ 3,116,559
      Accrued dividends                                                              65,872            2,146,039
      Provision for post sales client support                                     1,265,849              829,964
      Employee withholding taxes payable                                          1,530,832                    -
      Others                                                                      3,225,117            2,307,238
      ----------------------------------------------------------------------------------------------------------
                                                                               $ 13,835,635          $ 8,399,800
      ==========================================================================================================

2.9   Employee post-retirement benefits

      2.9.1    Gratuity

      The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the company's financial statements in fiscal 2000, 1999 and 1998.

      ----------------------------------------------------------------------------------------------------------------------
                                                                              2000                1999                 1998
      ----------------------------------------------------------------------------------------------------------------------
      Change in benefit obligations
      Benefit obligations at the beginning of the year                $ 10,551,069         $ 1,804,504          $ 1,356,650
      Effect of changes in assumptions used                             (2,142,149)          7,370,968                    -
      Amortization of unrecognized actuarial loss                         (368,548)                  -                    -
      Service cost                                                       3,418,688             657,328              330,318
      Interest cost                                                        939,603             906,157              189,931
      Benefits paid                                                       (128,803)            (73,983)             (72,395)
      Effect of exchange rate changes                                   (1,226,652)           (113,905)                   -
      ----------------------------------------------------------------------------------------------------------------------
      Benefit obligations at the end of the year                      $ 11,043,208        $ 10,551,069          $ 1,804,504
      ----------------------------------------------------------------------------------------------------------------------
      Change in plan assets
      Fair value of plan assets at the beginning of the year           $ 2,497,335           $ 680,499            $ 301,232
      Effect of exchange rate changes                                     (134,018)            (48,977)                   -
      Actual return on plan assets                                         404,526             179,004               41,892
      Employer contributions                                             1,736,781           1,760,792              409,770
      Benefits paid                                                       (128,803)            (73,983)             (72,395)
      ----------------------------------------------------------------------------------------------------------------------
      Plan assets at the end of the year                               $ 4,375,821         $ 2,497,335            $ 680,499
      ----------------------------------------------------------------------------------------------------------------------
      Funded status                                                   $ (6,667,387)       $ (8,053,734)        $ (1,124,005)
      Excess of actual return over estimated return on plan assets          93,716             (41,723)            (129,192)
      Unrecognized actuarial gain                                                -                   -               (7,219)
      Unrecognized transitional obligation                                 694,446             830,826              985,058
      Unrecognized actuarial cost                                        3,141,732           7,252,766                    -
      ----------------------------------------------------------------------------------------------------------------------
      (Accrued) / prepaid benefit                                     $ (2,737,493)          $ (11,865)          $ (275,358)
      ----------------------------------------------------------------------------------------------------------------------

      Net gratuity cost for fiscal 2000, 1999 and 1998 comprises the following components:

      ---------------------------------------------------------------------------------------------------------------
                                                                       2000                1999                 1998
      ---------------------------------------------------------------------------------------------------------------
      Service cost                                              $ 3,418,688           $ 657,328            $ 330,318
      Interest cost                                                 939,603             906,157              189,931
      Expected return on assets                                    (310,810)           (143,038)             (49,111)
      Amortization of unrecognized transitional obligation           58,245              63,910               70,361
      Amortization of unrecognized actuarial loss                   368,548                   -                    -
      Net gratuity cost                                         $ 4,474,274         $ 1,484,357            $ 541,499
      ---------------------------------------------------------------------------------------------------------------

      The assumptions used in accounting for the Gratuity Plan in fiscal 2000, 1999 and 1998 are set out below.

      ---------------------------------------------------------------------------------------------------------
                                                                 2000                1999                  1998
      ---------------------------------------------------------------------------------------------------------
      Discount rate                                               10%                 10%                   14%
      Rate of increase in compensation levels                      9%                 12%                  7.5%
      Rate of return on plan assets                               10%                 10%                   12%
      ---------------------------------------------------------------------------------------------------------

      The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards.

      2.9.2    Superannuation

      The company contributed $ 244,248, $ 145,051 and $ 99,206 to the superannuation plan in fiscal 2000, 1999 and 1998, respectively.

      2.9.3    Provident fund

      The company contributed $ 1,198,772, $ 812,117 and $ 537,663 to the provident fund in fiscal 2000, 1999 and 1998, respectively.

2.10  Preferred stock of subsidiary

      In September 1997, the company's subsidiary, Yantra, sold 5,000,000 shares of Series A Convertible Preferred Stock, par value $ 0.01 per share ("Series A Convertible Preferred") at $ 0.75 per share for $ 3,750,000 in cash. The related offering costs of $ 49,853 were offset against the proceeds of the issue. Of these, 2,000,000 shares were issued to the company and 3,000,000 shares were issued to third party investors.

      In August 1998, Yantra sold 4,800,000 shares of Series B Convertible Preferred Stock, par value $ 0.01 per share ("Series B Convertible Preferred") at $ 1.25 per share for $ 6,000,000 in cash to venture capitalists. The related offering costs of $ 44,416 were offset against the proceeds of the issue. In connection with this sale, Yantra issued warrants to purchase 810,811 shares of Series B-1 Convertible Preferred Stock, par value $ 0.01 per share ("Series B-1 Convertible Preferred"), at $ 0.01 per share for $ 8,108 in cash. Such warrants are immediately exercisable and expire in seven years. The exercise price of the warrants is based upon the then current market price of the Series B-1 Convertible Preferred at the time of exercise.
      Holders of Series A Convertible Preferred vote with holders of common stock on an as-converted basis, except as otherwise required by Delaware law. The Series A Convertible Preferred are convertible into common stock at a 1:1 ratio (subject to certain adjustments): (i) automatically in the event of an initial public offering with gross proceeds of $ 10,000,000 or more; or (ii) at any time at the holder's option. The holders of Series A Convertible Preferred are entitled to a 6% cumulative dividend ($ 0.045 per share) and to receive additional dividends at the same rate of dividends, if any, declared and paid on the common stock, calculated on an as-converted basis. Upon a liquidation or sale of Yantra, holders of the Series A Convertible Preferred are entitled to a liquidation preference of $ 0.75 per share plus accrued and unpaid dividends; and any remaining assets will be distributed to holders of the common stock. The Series A Convertible Preferred is redeemable at the election of holders of 75% of the outstanding shares of Series A Convertible Preferred at any time after September 29, 2004 at a redemption price of $ 0.75 per share plus accrued but unpaid dividends.
      The holders of Series B and B-1 Convertible Preferred are entitled to similar rights, privileges and restrictions as that of Series A Convertible Preferred.
      In October 1998, Infosys sold 1,363,637 shares of Series A Convertible Preferred in Yantra, having a cost basis of $ 879,042 to a third party investor for $ 1,500,000 thereby recognizing a gain of $ 620,958 and reducing its voting interest in Yantra to approximately 47%. The company presently accounts for Yantra by the equity method. Deconsolidation of Yantra has resulted in a credit to the company's retained earnings of an amount of $ 2,468,831 representing the excess of Yantra's losses previously recognized by the company, amounting to $ 4,445,903, over the company's residual investment basis in Yantra amounting to $ 1,977,072.

2.11  Stockholders' equity

      The company has only one class of capital stock referred to herein as equity shares. In fiscal 1999, the board of directors authorized a two-for-one stock split of the company's equity shares effected in the form of a stock dividend. Also, in November 1999, the board of directors authorized a two-for-one stock split of the company's equity shares whereby each issued and outstanding equity share, par value $ 0.32 each, was split into two equity shares, par value $ 0.16 each. All references in the financial statements to number of shares, per share amounts and market prices of the company's equity shares have been retroactively restated to reflect the stock splits.

2.12  Equity shares

      2.12.1   Voting

      Each holder of equity shares is entitled to one vote per share.

      2.12.2   Dividends

      Should the company declare and pay dividends, such dividends will be paid in Indian Rupees and pro rata from the date of holding such shares.

      Indian law mandates that any dividend be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Such dividend payments are also subject to applicable taxes.

      2.12.3   Liquidation

      In the event of any liquidation of the company, the holders of common stock shall be entitled to receive all of the remaining assets of the company, after distribution of all preferential amounts, if any. Such amounts will be in proportion to the number of shares of equity shares held by the stockholders.

      2.12.4   Stock options

      There are no voting, dividend or liquidation rights to the holders of warrants issued under the company's stock option plan.

2.13  Other income, net

      Other income, net, consists of the following:

      -----------------------------------------------------------------------------------------------------------
                                                                   2000                1999                  1998
      -----------------------------------------------------------------------------------------------------------
      Interest income and others                            $ 5,729,653           $ 916,040             $ 526,508
      Gain on sale of investment in subsidiary                        -             620,958                     -
      Income from sale of special import licenses               426,407                   -               274,291
      Exchange gains                                          2,882,732                   -                     -
      -----------------------------------------------------------------------------------------------------------
                                                            $ 9,038,792         $ 1,536,998             $ 800,799
      ===========================================================================================================

2.14  Operating leases

      The company has various operating leases for office buildings that are renewable on a periodic basis at its option. Rental expense for operating leases in fiscal 2000, 1999 and 1998 were $ 2,387,334, $ 1,770,413 and
      $ 1,432,447, respectively. The operating leases are cancelable at the company's option.

      The company leases some of its office space under several non-cancelable operating leases for periods ranging between three through ten years. The schedule of future minimum rental payments in respect of these leases is set out below.

      ----------------------------------------------------------------------------------------------------------
      Year ending March 31,
      ----------------------------------------------------------------------------------------------------------
      2001                                                                                            $ 988,453
      2002                                                                                              959,647
      2003                                                                                              934,372
      2004                                                                                              961,093

       2005                                                                                              604,439
       Thereafter                                                                                      1,083,894
----------------------------------------------------------------------------------------------------------------------
                                                                                                     $ 5,531,898
======================================================================================================================

2.15  Research and development
      General and administrative expenses in the accompanying statements of income include research and development expenses of $ 1,904,123, $ 2,819,326 and $ 1,777,703 for fiscal 2000, 1999 and 1998, respectively.

2.16  Employee Stock Offer Plans ("ESOP")

      1994 Employee Stock Offer Plan (the "1994 Plan"): In September 1994, the company established the 1994 Plan which provided for the issuance of 6,000,000 warrants (as adjusted for the stock split effective June 1997, December 1998 and December 1999) to eligible employees. The warrants were issued to an employee welfare trust (the "Trust") at Rs. 1 each and were purchased by the Trust using the proceeds of a loan obtained from the company. The Trust holds the warrants and transfers them to eligible employees at Rs. 1 each. Each warrant entitles the holder to purchase one of the company's equity shares at a price of Rs. 100 per share. The warrants and the equity shares received upon the exercise of warrants are subject to a five-year aggregate vesting period from the date of issue of warrants to employees. The warrants expire upon the earlier of five years from the date of issue or September 1999. The fair market value of each warrant is the market price of the underlying equity shares on the date of the grant.

      In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares with the proceeds of a loan obtained from the company. In connection with the warrant exercise and the share dividend, on an adjusted basis, 3,011,200 equity shares were issued to employees of the company who exercised stock purchase rights and 2,988,800 equity shares were issued to the Trust for future issuance to employees pursuant to the 1994 Plan. Following such exercise, there were no longer any rights to purchase equity shares from the company in connection with the 1994 Plan. Only equity shares held by the Trust remained for future issues to employees, subject to vesting provisions. The equity shares acquired upon the exercise of the warrants vests 100% upon the completion of five years of service. The warrant holders were entitled to exercise early, but the shares received are subject to the five-year vesting period. As of March 31, 2000, the company's outstanding equity shares included 509,800 equity shares held by the Trust of which 341,400 equity shares were allotted to employees, subject to vesting provisions and are included in the calculation of basic and diluted earnings per share. The remaining 168,400 equity shares were not considered outstanding for purposes of calculating diluted earnings per share. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by the company.

      The company has elected to use the intrinsic value-based method of APB 25 to account for its employee stock-based compensation plan. Accordingly, in fiscal 2000, 1999 and 1998, the company recorded deferred compensation of $ 1,029,649, $ 30,407,892 and $ 6,890,493, respectively for the difference, on the grant date, between the exercise price and the fair value as determined by quoted market prices of the common stock underlying the warrants. The deferred compensation is amortized on a straight-line basis over the vesting period of the warrants/equity shares.

      In fiscal 1999, the company declared a stock split of two equity shares for each equity share outstanding to all its stockholders including participants in the 1994 Plan in the form of a stock dividend and consequently recognized an accelerated compensation charge at the time of the stock dividend amounting to $ 12,906,962.

      1998 Employee Stock Option Plan (the "1998 Plan"). The company's 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,470,000 equity shares representing 2,940,000 American Depositary Shares ("ADS") to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by American Depositary Shares (ADSs). The board of directors or a committee of the board may administer the 1998 Plan. All options under the 1998 Plan are exercisable for equity shares represented by ADSs.

      1999 Stock Option Plan (the 1999 Plan). In fiscal 2000, the Company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 6,600,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising a maximum of seven members, the majority of whom are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the Fair Market Value. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the Company in a general meeting.

      The company adopted the proforma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Had compensation cost for the company's stock-based compensation plan been determined in a manner consistent with the fair value approach described in SFAS No. 123, the company's net income and basic earnings per share as reported would have reduced to the proforma amounts indicated below.

---------------------------------------------------------------------------------------------------------------------
                                                               2000               1999               1998
---------------------------------------------------------------------------------------------------------------------
Net income                  As reported                $ 61,344,528       $ 17,446,088       $ 12,344,188
  Adjusted proforma         $ 61,333,929               $ 16,964,703       $ 12,067,107
Basic earnings per share    As reported                      $ 0.93             $ 0.28             $ 0.21
  Adjusted proforma         $ 0.93                           $ 0.28             $ 0.20
---------------------------------------------------------------------------------------------------------------------

The fair value of each warrant is estimated on the date of grant using the Black-Scholes model with the following assumptions:

---------------------------------------------------------------------------------------------------------------------
                                                               2000               1999               1998
---------------------------------------------------------------------------------------------------------------------
Dividend yield %                                               0.1%               0.1%               0.1%
Expected life                                                5 years            5 years            5 years
Risk free interest rate                                       10.8%              10.8%              10.8%
Volatility                                                    90.0%              90.0%              90.0%
---------------------------------------------------------------------------------------------------------------------

The activity in the warrants/equity shares of the 1994, 1998 and 1999 ESOPs in fiscal 2000, 1999 and 1998 are set out below.

---------------------------------------------------------------------------------------------------------------------
                                            2000                         1999                        1998
---------------------------------------------------------------------------------------------------------------------
                              Shares arising      Weighted        Shares       Weighted       Shares      Weighted
                              out of options       average       arising        average      arising       average
                                                  exercise        out of       exercise       out of      exercise
                                                     price       options          price      options         price
---------------------------------------------------------------------------------------------------------------------
1994 Option plan:
Outstanding at the
  beginning of the year              328,000             -     1,037,200              -    3,003,200             -
    Granted                           30,000        $ 1.15     1,984,400         $ 0.59    1,107,200        $ 0.35
    Forfeited                       ( 16,600)       $ 1.15       (36,400)        $ 0.59      (70,000)       $ 0.35
    Exercised                              -             -    (2,657,200)             -   (3,003,200)            -
---------------------------------------------------------------------------------------------------------------------
Outstanding at the
 end of the year                     341,400             -       328,000              -    1,037,200             -
---------------------------------------------------------------------------------------------------------------------
Exercisable at the
 end of the year                     341,400                           -              -            -            -
Weighted-average fair value of
 grants during the period at
 less than market                    $ 35.48                     $ 18.43              -       $ 3.67             -

1998 Option plan:
Outstanding at the beginning
 of the year                         213,000             -             -              -            -             -
  Granted                            147,150      $ 228.60       213,000        $ 34.00            -             -
  Forfeited                           (3,500)      $ 34.00             -              -            -             -
  Exercised                          (11,900)      $ 34.00             -              -            -
---------------------------------------------------------------------------------------------------------------------
Outstanding at the
 end of the year                     344,750             -       213,000              -            -             -
---------------------------------------------------------------------------------------------------------------------
Exercisable at the
 end of the year                     344,750                           -              -            -             -
Weighted-average fair value
 of grants during the year          $ 228.60                     $ 34.00             -            -             -

 1999 Option plan:
 Outstanding at the beginning
  of the year                              -             -             -              -            -             -
   Granted                         1,014,500       $ 99.12             -              -            -             -
   Forfeited                          (7,700)     $ 127.98             -              -            -             -
   Exercised                               -             -             -              -            -             -
---------------------------------------------------------------------------------------------------------------------
Outstanding at the
 end of the year                   1,006,800             -             -              -            -             -
-----------------------------------------------------------------------------------------------------------------------
Exercisable at the
 end of the year                   1,006,800                           -              -            -             -
Weighted-average fair value
 of grants during the year           $ 99.12                           -              -            -             -
-----------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding as of March 31, 2000:

     ------------------------------------------------------------------------------------------------------------------
                                     Outstanding                               Exercisable
     ------------------------------------------------------------------------------------------------------------------
     Range of            Number of        Weighted          Weighted         Number of        Weighted
     exercise Price      shares arising   average           average          shares arising   average
                         out of options   remaining         exercise         out of options   exercise
                                          contractual life  price                             price
     ------------------------------------------------------------------------------------------------------------------
     $ 0.35 - $ 228.60   1,692,950        2.17 years        $ 82.78          1,692,950        $ 82.78
     ------------------------------------------------------------------------------------------------------------------

2.17  Income taxes
      The provision for income taxes comprises:

     -----------------------------------------------------------------------------------------------------------
                                                         2000               1999               1998
     -----------------------------------------------------------------------------------------------------------
       Current taxes
       Domestic taxes                             $ 2,505,952         $  777,351          $ 803,116
       Foreign taxes                                6,538,256          4,725,726            674,895
     -----------------------------------------------------------------------------------------------------------
                                                    9,044,208          5,503,077          1,478,011
     -----------------------------------------------------------------------------------------------------------
       Deferred taxes
       Domestic taxes                                (850,891)          (625,427)          (707,553)
       Foreign taxes                                        -                  -                  -
     -----------------------------------------------------------------------------------------------------------
                                                     (850,891)          (625,427)          (707,553)
     -----------------------------------------------------------------------------------------------------------
            Aggregate taxes                       $ 8,193,317        $ 4,877,650          $ 770,458
     ===========================================================================================================

       The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the financial statement items that created these differences are as follows:


       ----------------------------------------------------------------------------------------------------------
                                                           2000                    1999                     1998
       ----------------------------------------------------------------------------------------------------------
       Deferred tax assets:
       Property, plant and equipment                $ 2,480,883             $ 2,315,375              $ 1,642,311
       Others                                           195,383                       -                        -
       ----------------------------------------------------------------------------------------------------------
                                                      2,676,266               2,315,375                1,642,311
       Less: Valuation allowance                       (110,000)               (600,000)                       -
       ----------------------------------------------------------------------------------------------------------
       Net deferred tax assets                      $ 2,566,266             $ 1,715,375              $ 1,642,311
       ==========================================================================================================


       In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation differences at March 31, 2000. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

       A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before provision for income taxes is summarized below.

-------------------------------------------------------------------------------------------------------------------------------
                                                                       2000                    1999                     1998
-------------------------------------------------------------------------------------------------------------------------------
       Net income before taxes                                 $ 69,537,845            $ 22,323,738             $ 13,182,146
       Enacted tax rates in India                                     38.5%                   35.0%                    35.0%
-------------------------------------------------------------------------------------------------------------------------------
       Computed expected tax expense                             26,772,070               7,813,308                4,613,751
       Less: Tax effect due to non-taxable export income        (24,019,942)             (7,680,942)              (4,493,920)
       Others                                                      (271,081)                644,985                  351,732
       Effect of tax rate change                                    (29,771)                      -                  (71,143)
       Effect of prior period tax adjustments                        54,676                       -                  402,696
-------------------------------------------------------------------------------------------------------------------------------
       Provision for Indian income tax                            2,505,952                 777,351                  803,116
       Effect of tax on foreign income                            6,538,256               3,701,898                  674,895
       Effect of prior period foreign tax adjustments                     -               1,023,828                        -
-------------------------------------------------------------------------------------------------------------------------------
       Total current taxes                                      $ 9,044,208             $ 5,503,077              $ 1,478,011
===============================================================================================================================

       The provision for foreign taxes is due to income taxes payable overseas, principally in the United States. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks"; and (ii) a tax deduction for profits derived from exporting computer software. All but one of the company's software development facilities are located in a designated Software Technology Park. The benefits of these tax incentive programs have historically resulted in an effective tax rate for the company well below statutory rates.

2.18   Earnings per share

       The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

-------------------------------------------------------------------------------------------------------------------------------
                                                                       2000                    1999                     1998
-------------------------------------------------------------------------------------------------------------------------------
       Basic earnings per equity share - weighted
       average number of common shares outstanding
       excluding unallocated shares of ESOP                      65,659,625              61,378,850               59,574,288
       Effect of dilutive common equivalent shares -
       stock options outstanding                                    204,365                 128,530                1,233,520
-------------------------------------------------------------------------------------------------------------------------------
       Diluted earnings per equity share -
       weighted average number of common shares
       and common equivalent shares outstanding                  65,863,990              61,507,380               60,807,808
===============================================================================================================================

2.19   Lines of credit

       The company has a line of credit from its bankers for its working capital requirement of $ 1,150,000 bearing interest at prime lending rates as applicable from time to time. The prime lending rate of interest as of March 31, 2000 was 15.8%. This line of credit is secured by inventories and accounts receivable. The line of credit contains certain financial covenants and restrictions on indebtedness and is renewable every 12 months. As of March 31, 2000, the company had no balance outstanding under this facility.

2.20   Financial instruments

       Foreign exchange forward contracts
       The company enters into foreign exchange forward contracts to offset the foreign currency risk arising from the accounts receivable denominated in currencies other than the Indian rupee, primarily the US dollar. The counter party to the company's foreign currency forward contracts is generally a bank. Management believes that the risks or economic consequences of non-performance by the counter party are not material to its financial position or results of operations. There were no significant foreign exchange gains and losses on foreign exchange forward contracts during fiscal 2000, 1999, and 1998. As of March 31, 2000, the company does not have any open foreign exchange forward contracts.

2.21  Segment reporting

       2.21.1  Revenue by geographic area
       ---------------------------------------------------------------------------------------------------------
                                                           2000                    1999                     1998
       ---------------------------------------------------------------------------------------------------------
       North America                              $ 158,723,649            $ 99,203,989             $ 56,211,753
       Europe                                        30,064,939              11,302,791                6,179,621
       India                                          2,912,091               2,051,492                1,799,368
       Rest of the world                             11,743,075               8,396,954                4,139,219
       ---------------------------------------------------------------------------------------------------------
                                                  $ 203,443,754           $ 120,955,226             $ 68,329,961
       =========================================================================================================

       SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information requires that an enterprise report a measure of profit or loss and total assets for each reportable segment. Certain expenses such as personnel costs, communication, depreciation on plant and machinery, etc., which form a significant component of total expenses, are not specifically allocable to these geographic segments as the underlying services are used interchangeably between reportable segments. Management believes that it is not practical to provide segment disclosures relating to segment costs and expenses, and consequently segment profits or losses, since a realistic allocation cannot be made. The fixed assets used in the company's business are not identifiable to any particular reportable segment and can be used interchangeably among segments. Consequently, management believes that it is not practical to provide segment disclosures relating to total assets since a realistic analysis among the various geographic segments is not possible.

       2.21.2  Significant clients

       No client accounted for more than 10% of the revenues in fiscal 2000 and 1999, respectively. One client accounted for 10.5% of revenues in fiscal 1998.

2.22   Year 2000

       The company provided 24x7 transition support to its internal users and customers through a Year 2000 War Room. The full cost of the company's Year 2000 transition support was $ 0.6 million, which was charged to revenues in fiscal 2000. The company believes that the Year 2000 transition is complete and that there will be no more expenditure in future towards the transition.

2.23   Commitments and contingencies

       The company has outstanding performance guarantees for various statutory purposes totaling $ 1,207,110, $ 760,329 and $ 438,429 as of March 31,
       2000, 1999 and 1998, respectively. These guarantees are generally provided to governmental agencies.

2.24   Litigation

       The company is subject to legal proceedings and claims, which have arisen, in the ordinary course of its business. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

2.25   Post balance sheet date events

       The Board of Directors of the company declared a dividend of $ 4,550,876 at their meeting held on April 11, 2000.

2.26   Recent accounting pronouncements

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes standards for the recognition and measurement of derivatives and hedging activities. It requires an entity to record, at fair value, all derivatives either as assets or liabilities in the balance sheet as well as establishing specific accounting rules for certain types of hedges. SFAS 133 is effective for all fiscal years beginning after June 15, 1999 and will be adopted by the company when required, if not earlier. Adoption of SFAS 133 is not expected to have a material adverse effect on the company's business, financial condition and results of operations.

2.27  Unaudited quarterly financial data

                                                                                                                  in $
----------------------------------------------------------------------------------------------------------------------
                                          June 30   September 30     December 31       March 31           Total
----------------------------------------------------------------------------------------------------------------------
       2000
       Revenues                        39,728,900     47,941,680      52,158,059     63,615,115     203,443,754
       Operating income                12,306,480     14,615,011      15,692,810     17,884,752      60,499,053
       Net income                      13,310,879     14,720,511      15,416,928     17,896,210      61,344,528
       Earnings per share
         Basic                               0.20           0.22            0.24           0.27            0.93
         Diluted                             0.20           0.22            0.24           0.27            0.93
       Equity share price
         High                               44.04          91.56          168.75         316.84          316.84
         Low                                29.29          41.69           75.92         130.74           29.29

       1999
       Revenues                        23,665,088     28,237,129      33,041,304     36,011,705     120,955,226
       Operating income                 6,049,541      8,181,651      10,810,441     (2,169,006)     22,872,627
       Net income                       4,775,766      6,159,382       9,581,679     (3,070,739)     17,446,088
       Earnings per share
         Basic                               0.08           0.10            0.15          (0.05)           0.28
         Diluted                             0.08           0.10            0.15          (0.05)           0.28
       Equity share price
         High                               14.75          15.96           17.46          40.73           40.73
         Low                                11.16          12.75           13.03          17.34           11.16

       1998
       Revenues                        12,791,408     16,849,466      18,771,524     19,917,563      68,329,961
       Operating income                 2,528,415      3,545,491       2,845,120      3,462,321      12,381,347
       Net income                       2,170,029      3,634,370       2,709,337      3,830,452      12,344,188
       Earnings per share
         Basic                               0.03           0.07            0.05           0.06            0.21
         Diluted                             0.03           0.07            0.04           0.06            0.20
       Equity share price
         High                                6.67          11.03           10.16          11.56           11.56
         Low                                 3.54           6.65            7.12           6.84            3.54
----------------------------------------------------------------------------------------------------------------------

       . The third quarter of fiscal 1998 and the fourth quarter of fiscal
         1999 include charges of $ 1.5 million and $ 12.9 million, respectively due to compensation charges arising out of stock split.
       . Changes in estimates in the fourth quarter of fiscal 2000 include a charge of $ 2.7 million ($ 0.04 per share) resulting from a change in the estimates for gratuity calculations.
       . Changes in estimates in the fourth quarter of fiscal 1999 include a charge of $ 1.0 million ($ 0.02 per share) resulting from a change in the effective income tax rate for the period.

Form 20-F
-----------------------------------------------------------------------------
Pages 133-172

                                                      Shareholder information
-----------------------------------------------------------------------------

     [GRAPHIC OMITTED]

     . Shareholder information
     . Frequently asked questions (FAQ)
     . Additional information to shareholders
       - Share performance chart
       - Intangible assets scoresheet
       - Human resources accounting
       - Value-added statement
       - Brand valuation
       - Balance sheet (including intangible assets)
       - Economic value-added (EVA) statement
       - Ratio analysis
       - Statutory obligations / segment reporting
     . Management structure
     . A historical perspective
     . Infosys Foundation

Shareholder information

-----------------------------------------------------------------------------------------------------------------------------------
1.   Dates of book closure                   May 16, 2000 to May 27, 2000 (both days inclusive)

2.   Date and venue of the                   3.00 p.m. on May 27, 2000,
     annual general meeting                  at Hotel Taj Residency,
                                             No. 41/3, M.G. Road, Bangalore - 560 001, India.

3.   Dividend payment                        On or after May 27, 2000, but within the statutory time limit.

4.   Listing on stock exchanges              Bangalore Stock Exchange Ltd.
     in India at                             Stock Exchange Towers, No. 51, 1st Cross, J.C. Road, Bangalore - 560 027, India.
                                             Tel.: +91-80-299 5234, Fax: +91-80-299 5242

                                             The Stock Exchange, Mumbai
                                             Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai - 400 001, India.
                                             Tel.: +91-22-265 5581, Fax: +91-22-265 8121

                                             National Stock Exchange of India Ltd. Trade
                                             World, Senapati Bapat Marg, Lower Parel,
                                             Mumbai - 400 013, India.
                                             Tel.: +91-22-497 2950, Fax: +91-22-491 4275 / 85

5.   Listing fees                            Paid for all the above stock exchanges for 1999-2000 and 2000-2001.

6.   Listing on stock exchanges              NASDAQ National Market in the United States
     outside India                           33 Whitehall Street, New York, NY-1004-4087
                                             Tel.: +1-212-709-2400, Fax: +1-212-709-2496

7.   Registered office                       Electronics City, Hosur Road, Bangalore - 561 229, India.
                                             Tel.: +91-80-852 0261, Fax: +91-80-852 0362
                                             Homepage: www.infy.com

8.   Share transfers in physical form        Karvy Consultants Limited
     and other communication regarding       Registrars and Share Transfer Agents
     share certificates, dividends, and      T.K.N. Complex, No. 51/2, Vanivilas Road,
     change of address, etc., in India       Opp. National College, Basavanagudi,
     may be addressed to                     Bangalore - 560 004, India.
                                             Tel.: +91-80-662 1184, Fax: +91-80-662 1169
                                             e-mail: bangalore@karvy.com


9.   Share transfer system
     Shares sent for physical transfer are generally registered and returned within a period of 15 days from the date of receipt, if the documents are clear in all respects. The share transfer committee of the company meets as often as required.

     The total number of shares transferred in physical form during the year 1999-2000 was 3,35,878 (previous year - 19,79,276). 99.16% of transfers
     (previous year - 85.53%) were completed within 15 days.

----------------------------------------------------------------------------------------------------------------------------------
                                                        Year ended March 31,
----------------------------------------------------------------------------------------------------------------------------------
                                        2000                                            1999
----------------------------------------------------------------------------------------------------------------------------------
Transfer                         No. of              No. of                          No. of             No. of
period                    transferees (folios)       shares           %        transferees (folios)     shares               %
in days                     New    Existing                                      New       Existing
----------------------------------------------------------------------------------------------------------------------------------
   1 - 10                    87        36           3,25,068     96.78          1,609        152       14,33,242        72.41
  11 - 15                    22         7              8,010      2.38            237         76        2,59,601        13.12
  16 - 20                     5         0              1,400      0.42            291        103        2,26,857        11.46
* 21 and above                5         3              1,400      0.42            108         37          59,576         3.01
                            119        46           3,35,878    100.00          2,245        368       19,79,276       100.00
====================================================================================================================================

* Delays beyond 21
 days were due to compliance with legal requirements.

10.  Stock market data relating to shares listed in India

     a. The company's market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex and S&P CNX NIFTY Index.

     b. Monthly high and low quotations as well as the volume of shares traded at Mumbai, National and Bangalore Stock Exchanges for 1999-2000 are:


        -------------------------------------------------------------------------------------------------------------
                                          BSE                            NSE                          BgSE
        -------------------------------------------------------------------------------------------------------------
                              High        Low       Volume      High     Low       Volume      High     Low  Volume
                               Rs.        Rs.         Nos.       Rs.     Rs.         Nos.       Rs.     Rs.    Nos.
        -------------------------------------------------------------------------------------------------------------
        April, 1999          2,910      2,510    18,14,254     2,910   2,511    21,59,195         *       *       *
        May                  3,325      2,580    21,08,934     3,319   2,579    20,81,333         *       *       *
        June                 3,774      3,032    18,95,197     3,770   3,015    17,16,361         *       *       *
        July                 5,960      3,622    27,22,986     5,515   3,641    24,76,873         *       *       *
        August               5,715      4,820    17,65,916     5,740   4,780    16,50,790     5,775   4,800     570
        September            7,955      5,400    15,64,028     7,960   5,406    15,77,086     7,500   5,600     147
        October              8,720      6,832    23,81,639     8,875   6,845    23,23,938     8,550   6,900   4,601
        November             9,750      6,590    21,87,553     9,773   6,600    26,66,213     9,750   6,450   2,126
        December            14,649      9,001    23,08,042    14,527   9,031    20,80,825    14,600   9,100   1,707
        January, 2000 #     16,932     11,400    27,10,915    16,875  11,325    29,20,047    16,800  11,500   3,655
        February #          10,760      7,111    33,47,454    10,800   7,150    37,97,729    10,900   7,275  11,886
        March #             13,813      8,800    25,96,276    13,932   8,511    29,27,328    13,975   9,106  26,087
        Total                                  2,74,03,194                    2,83,77,718                    50,779
        % of volume traded to average 1999-00        76.27% **                      78.09% **                  0.10%
        shares outstanding            1998-99       102.41%                        131.42%                        -
                                      1997-98        25.49%                         51.67%                        -
        -------------------------------------------------------------------------------------------------------------

       * There was no trading in the shares of Infosys on the Bangalore Stock Exchange during the period April 1999 to July 1999.
       # Trading in the equity shares of par value of Rs. 5 each consequent to the 2-for-1 stock split (i.e., a sub-division of every equity share of par value of Rs. 10 each into two equity shares of par value of Rs. 5 each) commenced on The Stock Exchange, Mumbai from January 27, 2000 and on National and Bangalore Stock Exchanges from January 24, 2000. Consequently, the quotations from these dates are considered on the equity shares of par value of Rs. 5 each. The monthly high and low quotations for January 2000 are based on both the pre and post-split shares.
       ** The number of shares outstanding is 3,20,34,400 for 10 months up to January 2000 and 6,40,68,800 for February and March 2000. The American Depositary Shares (ADSs) have been excluded for the purpose of this calculation.

11. Investors' services - complaints received during the year

    ------------------------------------------------------------------------------------------------------------------
                                                                            Year ended March 31,
    ------------------------------------------------------------------------------------------------------------------
    Nature of complaints                                                2000                       1999
    ------------------------------------------------------------------------------------------------------------------
    -----------------------------------------------------------------------------------------------------------------
                                                             Received   Attended to      Received    Attended to
    -----------------------------------------------------------------------------------------------------------------
    1.   Non-receipt of share certificates                          9             9            78             78
    2.   Non-receipt of bonus shares                               67            67            10             10
    3.   Letters from Stock Exchanges, SEBI, etc.                   1             1             1              1
    4.   Non-receipt of dividend warrants                          45            45            44             44
    ------------------------------------------------------------------------------------------------------------------
                                                                  122           122           133            133
    ==================================================================================================================

    The company has attended to most of the investors' grievances/correspondence within a period of 10 days from the date of receipt of the same, during the years 1999-2000 and 1998-1999, except in cases which are constrained by disputes or legal impediments.

12. Legal proceedings
    There are some pending cases relating to disputes over title to shares, in which the company is made a party. These cases are however not material in nature.

13.  Distribution of shareholding as on March 31

     -----------------------------------------------------------------------------------------------------------------
                                             2000                                        1999
     -----------------------------------------------------------------------------------------------------------------

     No. of equity           No. of    % of         No. of    % of       No. of     % of       No. of     % of
     shares held             share-   share-        shares   share-      share-   share-       shares     share-
                            holders  holders                holding     holders  holders                  holding
     -----------------------------------------------------------------------------------------------------------------
          1  -    100        34,563    74.63      8,15,853     1.27       2,270    23.83       60,666      0.19
        101  -    200         2,560     5.53      7,29,086     1.14       1,661    17.44     3,25,240      1.02
        201  -    500         2,845     6.14     12,54,656     1.96       1,884    19.78     7,43,110      2.32
        501  -   1000         2,695     5.82     21,81,550     3.41       2,077    21.80    15,92,225      4.97
       1001  -   5000         2,972     6.42     63,90,248     9.97       1,235    12.96    26,85,624      8.38
       5001  -  10000           340     0.73     25,38,044     3.96         154     1.62    11,16,090      3.48
     10001 and above            338     0.73   4,99,07,070    77.90         245     2.57  2,55,11,445     79.64
     NSDL transit                 -        -      2,52,293     0.39           -        -            -         -
                             46,313   100.00   6,40,68,800   100.00       9,526   100.00  3,20,34,400    100.00
     Equity shares underlying     1*             20,81,900                    1*            10,35,000
       American Depositary Shares
     -----------------------------------------------------------------------------------------------------------------
     Total                   46,314            6,61,50,700                9,527           3,30,69,400
     =================================================================================================================

     * Held by beneficial owners outside India.

 14. Categories of shareholders as on March 31

     -------------------------------------------------------------------------------------------------------------------------
                                                     2000                                      1999
     -------------------------------------------------------------------------------------------------------------------------

     Category                       No. of        Voting         No. of shares        No. of       Voting     No. of shares
                               shareholders     Strength(%)               held   shareholders    strength (%)          held
     -------------------------------------------------------------------------------------------------------------------------
     Individuals                     43,364        26.87           1,77,74,390          8,923       25.14         83,14,380
     Companies                        2,220         1.78             11,75,866            323        3.60         11,89,070
     FIIs                               270        24.38           1,61,27,027            142       24.79         81,96,512
     OCBs and NRIs                      299         0.75              4,95,267             47        0.52          1,74,034
     Founders and their families         23        29.30           1,93,81,960             18       29.69         98,19,600
     Mutual funds, banks, FIs           137        13.39             88,61,997             73       13.13        43,40,804
     NSDL transit                         -         0.38              2,52,293              -           -                 -
     Equity shares underlying             1*        3.15             20,81,900              1*       3.13         10,35,000
       American Depositary Shares
     -------------------------------------------------------------------------------------------------------------------------
      Total                          46,314       100.00           6,61,50,700           9,527     100.00       3,30,69,400
     =========================================================================================================================

     * Held by beneficial owners outside India.

 15. Shares under lock-in

     Employee Stock Offer Plan (ESOP) 1994

     Details of shares of par value of Rs. 5 each held by employees under the Employee Stock Offer Plan (ESOP) 1994 subject to lock-in are given below. These shares are also included in the categories of shareholders given in
     (14) above.

     No. of shares subject to lock-in as on March 31,

     -----------------------------------------------------------------------------------------------------------------
                                                        2000                                 1999
     -----------------------------------------------------------------------------------------------------------------

     Period of lock-in                     No. of shares  No. of employees      No. of shares   No. of employees
     -----------------------------------------------------------------------------------------------------------------
     4-5 years                                         -                 -           4,07,100              1,106
     3-4 years                                  7,82,000             1,033           2,57,200                348
     2-3 years                                  5,00,400               340           1,06,200                156
     1-2 years                                  2,04,000               151           1,32,600                110
     0-1 years                                  2,57,200               105           1,11,100                 76
     -----------------------------------------------------------------------------------------------------------------

     As on March 31, 2000, 556 employees hold rights to 3,11,400 shares of par value of Rs. 5 each which are subject to a lock-in of 3-4 years and 14 employees hold rights to 30,000 shares of par value of Rs. 5 each which are subject to a lock-in of 4-5 years. Currently, 1,629 employees hold shares under the 1994 Stock Offer Plan. Shares subject to lock-in held by the employees will be transferred back to the ITL Employees Welfare Trust if such employees leave the services of the company before the vesting period. As on March 31, 2000, the ITL Employees Welfare Trust holds 1,68,400 shares of par value of Rs. 5 each. The 1994 Stock Offer Plan has since been terminated.

     Employee Stock Offer Plan (ESOP) 1998

     The company established the 1998 Stock Offer Plan which provides for the grant of non-statutory stock options and incentive stock options to the employees of the company. This plan was approved by the board of directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 plan, subject to a limit of 14,70,000 equity shares of par value of Rs. 5 each representing 29,40,000 ADSs to be issued under the plan. During the year, options were granted to 72 employees to acquire 2,94,300 ADSs corresponding to 1,47,150 equity shares of par value of Rs. 5 each. During the year, 17 employees exercised the options to acquire 23,800 ADSs corresponding to 11,900 shares of par value of Rs. 5 each. As on March 31, 2000, 96 employees hold options to acquire 6,89,500 ADSs corresponding to 3,44,750 equity shares of par value of Rs. 5 each. Details of the number of ADSs options granted and exercised are given below.

     No. of options granted and exercised

     -----------------------------------------------------------------------------------------------------------------
                                            Granted                         Exercised
     -----------------------------------------------------------------------------------------------------------------
     Year                           No. of          ADSs               No. of         ADSs              Balance
                                               employees                (Net)    employees
     -----------------------------------------------------------------------------------------------------------------
     1999                               34      4,19,000                   17       23,800             3,95,200
     2000                               72      2,94,300                    -            -             2,94,300
     -----------------------------------------------------------------------------------------------------------------
     Total                                      7,13,300                            23,800             6,89,500
     =================================================================================================================

     Employee Stock Offer Plan (ESOP) 1999

     The 1999 plan was approved by the board of directors and the shareholders in June 1999 and was instituted in fiscal 2000. The plan provides for the issue of 66,00,000 equity shares of par value of Rs. 5 each to the employees. During the year, options were granted to 1,228 employees to acquire 10,14,500 equity shares of par value of Rs. 5 each. As on March 31, 2000, 1,216 employees hold options to acquire 10,06,800 shares of par value of Rs. 5 each. Details of shares of par value of Rs. 5 each held by employees under the Employee Stock Offer Plan (ESOP) 1999 are given below.

     No. of options granted and forfeited

     -----------------------------------------------------------------------------------------------------------------
                                            Granted                         Forfeited
     -----------------------------------------------------------------------------------------------------------------
     Year                           No. of        No. of               No. of       No. of              Balance
                                 employees        shares            employees       shares
     -----------------------------------------------------------------------------------------------------------------
     2000                            1,228     10,14,500                   12        7,700            10,06,800
     -----------------------------------------------------------------------------------------------------------------
     Total                                     10,14,500                             7,700            10,06,800
     =================================================================================================================

16.  Dematerialization of shares and liquidity

     Your company was the first in India to pay a one-time custodial fee of Rs.
     44.43 lakhs to National Securities Depositary Limited (NSDL). Consequently, the company's shareholders do not have to pay depositary participants the custodial fee charged by the NSDL on their holding. Over 96% of the company's shares are now held in electronic form.

17.  Financial calendar (tentative and subject to change)

     Annual General Meeting                                                          May 27, 2000
     Financial reporting for the first quarter ending June 30, 2000                  July 11, 2000
     Financial reporting for the second quarter ending September 30, 2000            October 10, 2000
     Interim dividend payment (if any)                                               November 2000
     Financial reporting for the third quarter ending December 31, 2000              January 9, 2001
     Financial results for the year ending March 31, 2001                            April 11, 2001
     Annual General Meeting for the year ending March 31, 2001                       May 2001

18.  Investors' correspondence in India                           Any queries relating to the financial statements
     may be addressed to:                                         of the company may be addressed to:
     The Company Secretary,                                       Mr. T. V. Mohandas Pai,
     Investors' Service Cell,                                     Senior Vice President (F&A) and CFO,
     Infosys Technologies Ltd., Electronics City,                 Infosys Technologies Ltd., Electronics City,
     Hosur Road, Bangalore - 561 229, India.                      Hosur Road, Bangalore - 561 229, India.
     Tel.: +91-80-852 1518, Fax: +91-80-852 0362                  Tel.: +91-80-852 0396, Fax: +91-80-852 0362
     (e-mail: invest@infy.com)                                    (e-mail: mdpai@infy.com)

19.  Reuters code- INFY.BO (BSE)         Bridge code- IN;INF (BSE)           Bloomberg code   - INFO IN (BSE)
                 - INFY.NS (NSE)                    - IN;INFN (NSE)                           - NINFO IN (NSE)
                 - INFY.O (NASDAQ)                  - US;INFY (NASDAQ)

20.  Stock market data relating to American Depositary Shares (ADSs)

     a. ADS listed at                            NASDAQ National Market in the United States

     b. Ratio of ADS to equity shares            2 ADS for one equity share

     c. ADS symbol                               INFY

     d. The American Depositary Shares issued under the ADS program of the company were listed on the NASDAQ National Market in the United States on March 11, 1999. The
        monthly high and low quotations as well as the volume of ADSs traded at the NASDAQ
        National Market for the year ended March 31, 2000 are:

        ----------------------------------------------------------------------------------------
                                        High                        Low                  Volume
        ----------------------------------------------------------------------------------------
                                    $            Rs.            $            Rs.            Nos.
        ----------------------------------------------------------------------------------------
        April, 1999              45.81         3,901         39.25         3,343       1,377,200
        May                      50.38         4,295         41.38         3,528       1,391,700
        June                     61.25         5,309         48.50         4,204       1,164,400
        July                    121.88        10,550         57.38         4,966       2,340,200
        August                  107.75         9,368         79.75         6,933         853,700
        September               147.75        12,878         97.81         8,525       1,201,900
        October                 179.50        15,552        131.00        11,350       1,712,400
        November                235.00        20,398        143.00        12,412       1,314,600
        December                360.00        31,313        204.13        17,755       1,479,100
        January, 2000           402.00        35,054        266.00        23,195       1,648,800
        February #              681.00        59,370        318.50        27,767       3,349,400
        March #                 375.00        32,700        180.00        15,696       4,077,500
------------------------------------------------------------------------------------------------
        Total                                                                         21,910,900
------------------------------------------------------------------------------------------------
        % of volume traded to total float                                                 914.35%

        * 2 ADS = 1 equity share

        $ have been converted into Indian rupees at the monthly closing rates.

        # The 2-for-1 stock split was effective for the ADS from February 15, 2000 and the ADS quotes reflect the same from such date. The monthly high and low quotations for February 2000 are based on both the pre and post-split shares.

     e. Premium of American Depositary Shares over the shares traded on the Indian stock exchanges

        The ADS price quoted below is in Indian rupees and has been converted at the monthly closing rates. The NSE Share Price as on January 31, 2000 is on the equity shares of par value of Rs. 5 each and ADS price is on the equity shares of par value of Rs. 10 each. The NSE share price on January 31, 2000 has been doubled to enable comparison with the ADS price.

[GRAPH]

     f. Investor correspondence in        P. R. Ganapathy
        the US may be addressed to        Investor Relations Officer
                                          Infosys Technologies Limited
                                          34760, Campus Drive
                                          Fremont CA 94555, USA.
                                          Tel.: +1-510-742-3030, Mobile:
                                                +1-510-872-4412,
                                          Fax: +1-510-742-2930, e-mail:
                                               guns@infy.com

     g. Name and address of the           Deutsche Bank A.G.
        depositary bank                   Corporate Trust and Agency Services
                                          4 Albany Street
                                          New York, NY 10006, USA.
                                          Tel.: +1-212-250-8500,
                                          Fax: +1-212-250-5644
                                          Corporate Trust and Agency Services
                                          Deutsche Bank A.G.
                                          1 st Floor, Kodak House
                                          222, Dr. D. N. Road
                                          Fort, Mumbai - 400 001, India.
                                          Tel.: +91-22-207 3262,
                                          Fax: +91-22-207 9614

     i. Name and address of the           ICICI Limited
        custodian in India                ICICI Towers
                                          Bandra Kurla Complex
                                          Mumbai - 400 051, India.
                                          Tel.: +91-22-653 1414,
                                          Fax: +91-22-653 1164/65

Frequently asked questions
--------------------------------------------------------------------------------

  1. What is an American Depositary Share ("ADS")?

     Ans: An ADS is a negotiable certificate evidencing ownership of an outstanding class of stock in a non-US company. ADSs are created when ordinary shares are delivered to a custodian bank in the domestic market, which then instructs a depositary bank in the US to issue ADSs based on a predetermined ratio. ADSs are SEC registered securities and may trade freely, just like any other security, either on an exchange or in the over-the-counter market.

  2. What is the difference between an ADS and a GDR?

     Ans: ADSs and GDRs (Global Depositary Receipts) are the same in their functionality - they both evidence ownership of foreign securities deposited with a custodian bank. ADSs represent securities that are listed in the United States, while GDRs represent securities listed outside of the United States, typically in London.

  3. Do the ADSs have voting rights?

     Ans: Yes. In the event of a matter submitted to the holders of ordinary shares for a vote, the ADS holders on record as at a particular date will be allowed to instruct the depositary bank to exercise the vote in respect of the equity shares representing the ADS held by them.

  4. Are the ADSs entitled to cash dividends?

     Ans: Yes, whenever dividends are paid to ordinary shareholders. Cash dividends to ADS holders are declared in local currency and paid in dollars (based on the prevailing exchange rate) by the depositary bank, net of the depositary's fees and expenses. The dividends are paid on a pro rata basis.

  5. Where and in which year was Infosys incorporated?

     Ans: Infosys was incorporated at Mumbai, in the state of Maharashtra, in India on July 2, 1981.

  6. When did Infosys have its initial public offer (IPO) and what was the initial listing price? Was there any follow-on offering?

     Ans: Infosys made an initial public offer in February 1993 and was listed on stock exchanges in India in June 1993. Trading opened at Rs. 145 per share compared to the IPO price of Rs. 95 per share. In October 1994, Infosys made a private placement of 5,50,000 shares at Rs. 450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and Corporates. During March 1999, Infosys issued 2,070,000 ADSs (equivalent to 10,35,000 equity shares of par value of Rs. 10 each) at $ 34 per ADS under the American Depositary Shares Program and the same were listed on the NASDAQ National Market.

  7. Which are the stock exchanges where Infosys shares are listed and traded?

     Ans: Shares of Infosys are listed and traded in India on the Bangalore Stock Exchange, The Stock Exchange, Mumbai, and the National Stock Exchange. The ADSs of Infosys are traded on the NASDAQ National Market in the US.

  8. What are the Reuters, Bridge and Bloomberg codes for Infosys stock?

     -----------------------------------------------------------------------------------------------------------------
     Ans:   Exchange                              Reuters code        Bridge code            Bloomberg code
     -----------------------------------------------------------------------------------------------------------------
            The Stock Exchange, Mumbai, India     INFY.BO             IN;INF                 INFO IN
            National Stock Exchange, India        INFY.NS             IN;INFN                NINFO IN
            Nasdaq, USA                           INFY.O              US;INFY                -
     -----------------------------------------------------------------------------------------------------------------

  9. What is the Infosys ADS ratio?

     Ans: Each Infosys ADS represents one-half of one ordinary equity share of Infosys.

 10. What is the symbol for Infosys ADS and where is it traded ?

     Ans: The symbol is "INFY" and the same is traded on the NASDAQ National Market in the US.

 11. When is the next earnings release? What is the fiscal year of Infosys?

     Ans: The tentative dates of earnings releases are given below. The earnings release date will also be posted on the website www.infy.com, after
                                                     ------------
     announcement to the stock exchanges.

     -----------------------------------------------------------------------------------------------------------------
                                                               Earnings release date (tentative and subject to change)
     -----------------------------------------------------------------------------------------------------------------
     First quarter ending June 30, 2000                                                            July 11, 2000
     Second quarter ending September 30, 2000                                                   October 10, 2000
     Third quarter ending December 31, 2000                                                      January 9, 2001
     Year ending March 31, 2001                                                                   April 11, 2001
     -----------------------------------------------------------------------------------------------------------------

     The fiscal year of the company is the period of 12 months starting April 1, every year.

 12. What is the employee strength of Infosys?

     Ans: As of March 31, 2000, Infosys had 5,389 employees, as compared to 3,766 on March 31, 1999, on a full-time basis.

     The distribution of the employees is:

     -----------------------------------------------------------------------------------------------------------------
                                                              2000                               1999
     -----------------------------------------------------------------------------------------------------------------
     Software development including trainees          4,623            85.79%            3,158           83.86%
     Support services                                   766            14.21%              608           16.14%
     -----------------------------------------------------------------------------------------------------------------
     Total                                            5,389           100.00%            3,766          100.00%
     -----------------------------------------------------------------------------------------------------------------

     The gender classification of employees is:
     Male                                             4,558            84.58%             3212           85.29%
     Female                                             831            15.42%              554           14.71%
     -----------------------------------------------------------------------------------------------------------------
     Total                                            5,389           100.00%            3,766          100.00%
     -----------------------------------------------------------------------------------------------------------------

     The age profile of employees is:
     -----------------------------------------------------------------------------------------------------------------
                                                              2000                               1999
     -----------------------------------------------------------------------------------------------------------------
     Between 20 and 25 years                          3,057               57%            1,955              52%
     Between 26 and 30 years                          1,659               31%            1,286              34%
     Between 31 and 40 years                            579               11%              448              12%
     Between 41 and 50 years                             83                1%               68               2%
     Between 51 and 60 years                             11                 -                9                -
     -----------------------------------------------------------------------------------------------------------------
     Total                                            5,389           100.00%            3,766          100.00%
     -----------------------------------------------------------------------------------------------------------------

 13. Does Infosys issue quarterly reports?

     Ans: Yes. Infosys issues audited quarterly reports conforming to the Indian GAAP and unaudited quarterly reports conforming to the US GAAP and the same are mailed to all shareholders.

 14. How do I transfer my shares in India or change my address with the transfer agent?

     Ans: To transfer shares in physical form, you have to write to the company's registrars: Karvy Consultants Limited, Registrars and Share Transfer Agents, T.K.N. Complex, No. 51/2, Vanivilas Road, Opp. National College, Basavanagudi, Bangalore - 560 004, India. Tel.: +91-80-662 1184,
     Fax: +91-80-662 1169, e-mail: bangalore@karvy.com or write to:

     The Company Secretary, Infosys Technologies Limited, Electronics City, Hosur Road, Bangalore - 561 229, India.
     Tel.: +91-80-852 1518, Fax: +91-80-852 0362.

     You can also address your queries to the e-mail id: invest@infy.com. Transfer of shares in electronic form are effected through your depositary participant.

     General correspondence regarding shares may be addressed to the company's registrars, Karvy Consultants Limited, or to The Company Secretary, Infosys Technologies Limited.

 15. Who are the depositary and custodian for the ADS program?

     Ans: Depositary                         Deutsche Bank A.G.
                                             Corporate Trust and Agency Services
                                             4 Albany Street
                                             New York, NY 10006, USA.
                                             Tel.: +1-212-250-8500,
                                             Fax: +1-212-250-5644

          Custodian                          ICICI Limited,
                                             ICICI Towers
                                             Bandra Kurla Complex
                                             Mumbai - 400 051, India.
                                             Tel.: +91-22-653 1414,
                                             Fax: +91-22-653 1164/65

 16. What is the history of bonus issues (equivalent to stock split in the form of stock dividend) and stock split at Infosys?

     -----------------------------------------------------------------------------------------------------------------
     Ans:  Year                1986      1989     1991      1992      1994      1997      1999      2000
     -----------------------------------------------------------------------------------------------------------------
           Bonus issue ratio    1:1       1:1      1:1       1:1       1:1       1:1       1:1        -
     -----------------------------------------------------------------------------------------------------------------
           Stock split ratio  2 for 1   2 for 1  2 for 1   2 for 1   2 for 1   2 for 1   2 for 1   2 for 1
     -----------------------------------------------------------------------------------------------------------------

     The company completed a 2-for-1 stock split (i.e., a subdivision of every equity share of par value of Rs. 10 each into two equity shares of par value of Rs. 5 each) during fiscal 2000.

 17. How many software development centers does Infosys have?

     Ans: Infosys has 18 development centers, of which 17 are in India - seven in Bangalore, two each in Chennai, Mangalore and Pune, and one each in Bhubaneswar, Hyderabad, Mohali and Mysore. Infosys has a Global Development Center in Toronto, Canada. In addition, there are two Proximity Development Centers in Fremont and Boston in the US.

 18. How many marketing offices does Infosys have?

     Ans: There are 20 marketing offices, of which 9 are located in the US, one each in the UK, Germany, Canada, Japan, Belgium, Sweden and Australia, and four in India.

 19. What was the employee strength and revenue growth since 1995?

     Ans: The employee strength and revenue growth since 1995 were as follows:
     As per US GAAP

     -----------------------------------------------------------------------------------------------------------------
     Fiscal year ended    Total no. of      Growth       Net revenues     Growth        Net income       Growth
     March 31                employees           %               in $          %              in $            %
     -----------------------------------------------------------------------------------------------------------------
     1995                          903          58         18,105,010         90         3,963,367           48
     1996                        1,172          30         26,607,009         47         6,823,637           72
     1997                        1,705          45         39,585,919         49         8,642,002           27
     1998                        2,605          53         68,329,961         73        13,863,927*          60
     1999                        3,766          45        120,955,226         77        30,353,050*         119
     2000                        5,389          43        203,443,754         68        61,344,528          102
----------------------------------------------------------------------------------------------------------------------

     * This excludes a one-time deferred stock compensation expense arising from stock split amounting to $ 12,906,962 and $ 1,519,739 in fiscal 1999 and 1998, respectively.

     As per Indian GAAP

     -----------------------------------------------------------------------------------------------------------------
     Fiscal year ended    Total no. of      Growth            Revenue     Growth               PAT*      Growth
     March 31                employees           %       in Rs. lakhs          %      in Rs. lakhs            %
     -----------------------------------------------------------------------------------------------------------------
     1995                          903          58           57,70.43         92          13,32.44           65
     1996                        1,172          30           93,41.34         62          21,00.94           58
     1997                        1,705          45          143,80.77         54          33,68.06           60
     1998                        2,605          53          260,36.57         81          60,36.33           79
     1999                        3,766          45          512,73.84         97         132,91.54          120
     2000                        5,389          43          921,46.48         80         285,94.86          115
     -----------------------------------------------------------------------------------------------------------------

     * From ordinary activities

 20. Does Infosys pay dividend? What is the dividend payment policy of Infosys?

     Ans: Currently, Infosys pays dividend to its shareholders. The current dividend policy is to distribute up to 20% of the PAT as dividend. The board of directors reviews the dividend policy periodically.

 21. How do I contact Infosys by telephone, mail or in person?

     Ans: Members of the press can contact the following members of Infosys' management for any information.

     N. R. Narayana Murthy,
     Chairman and Chief Executive Officer        Tel: +91-80-852 0363/ 852 0399

     Nandan M. Nilekani,
     Managing Director, President and
     Chief Operating Officer                     Tel: +91-80-852 0351

     T. V. Mohandas Pai,
     Senior Vice President
     (Finance & Administration)
     and Chief Financial Officer                 Tel: +91-80-852 0396

     The Infosys corporate mailing address is:
     Infosys Technologies Limited,
     Electronics City, Hosur Road,
     Bangalore - 561 229, India.
     Tel.: +91-80-852 0261, Fax: +91-80-852 0362

     For direct correspondence, the general electronic address is infosys@infy.com.

 22. Is there any investor relations contact in the US?

     Ans: Mr. P. R. Ganapathy, Investor Relations Officer, is based at the company's Fremont office and will be available at the following address to answer any queries from investors.

     Infosys Technologies Limited
     34760, Campus Drive
     Fremont CA 94555, USA.
     Tel.: +1-510-742-3030, Mobile: +1-510-872-4412
     Fax: +1-510-742-2930, e-mail: guns@infy.com
                                   -------------

Additional information to shareholders
Share performance chart
--------------------------------------------------------------------------------
Infosys management consistently cautions that the stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.

                             [GRAPH APPEARS HERE]


The share price has been adjusted for three bonus issues of 1:1 during October 1994, October 1998 and March 1999 and a stock split of 2-for-1 in February 2000.

Additional information to shareholders (contd.)
--------------------------------------------------------------------------------

Intangible assets scoresheet

A knowledge-intensive company leverages know how, innovation and reputation for success in the marketplace. Hence, these attributes should be measured and improved, year after year, to achieve the best performance. The profitability of a knowledge firm depends on its ability to leverage the learnability of its professionals, and in enhancing the re-usability of their knowledge and expertise.

The stock price of a company is the result of the market's valuation of the future earnings and growth potential of the company. Thus, the market provides a value to the off-balance-sheet assets of the company - that is, those assets which are invisible or which are not accounted for in the traditional financial statements. The intangible assets of a company include its brand, products and the ability to attract, develop and nurture a cadre of competent professionals, and the ability to attract and retain marque clients.

Today's discerning investors take a critical look at the financial and non-financial parameters that determine the long-term success of a company. These new non-financial parameters challenge the usefulness of evaluating companies solely on the traditional measures, as they appear in the financial reports of a company. Thus, the intangible assets of the company have been receiving considerable attention from corporate leaders.

The intangible assets of a company can be classified into four major categories
- human resources, intellectual property assets, internal assets and external assets.

Human resources

Human resources represent the collective expertise, innovation, leadership, entrepreneurial and managerial skills endowed in the employees of an organization.

Intellectual property assets

Intellectual property assets include know how, copyright, patent, products and tools that are owned by a corporation. These assets are valued based on their commercial potential. A corporation derives its revenues by licensing these assets to outside users.

Internal assets

Internal assets are systems, technologies, methodologies, processes and tools that are specific to the organization. These assets give the organization a unique advantage over its competitors in the marketplace. These assets are not licensed to outsiders. Examples of internal assets include methodologies for assessing risk, methodologies for managing projects, risk policies, and communication systems.

External assets

External assets are the market-related intangibles that enhance the fitness of an organization for succeeding in the marketplace. Examples are customer loyalty (reflected by the repeat business of the company) and brand value.

The score sheet

Infosys published models for valuing the two most valuable, intangible assets of the company - human resources and the "Infosys" brand. The score sheet published is broadly adopted from the Intangible asset score sheet provided in the book titled The New Organizational Wealth written by Karl Erik Sveiby and published by Berrett-Koehler Publishers Inc., San Francisco. We believe such representation of intangible assets provides a tool to our investors for evaluating the market-worthiness of the company.

The Infosys management cautions investors that these data are provided only as additional information to investors. Using such reports for predicting the future of Infosys, or any other company, is risky. The Infosys management is not responsible for any direct, indirect or consequential losses suffered by any person using these data.

The Infosys intangible assets scoresheet
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Knowledge capital
------------------------------------------------------------------------------------------------------------------------------------
               Our clients                                       Our organization                         Our people
          (External structure)                                 (Internal structure)                      (Competence)
------------------------------------------------------------------------------------------------------------------------------------
                             1999-2000   1998-99                             1999-2000   1998-99                  1999-2000  1998-99
------------------------------------------------------------------------------------------------------------------------------------
Growth/renewal
------------------------------------------------------------------------------------------------------------------------------------
Revenue growth over                80       97     IT investment/ value added     7.47     11.71   Education index   15,544   10,731
previous year (%)                                  (%)                                             of all staff
------------------------------------------------------------------------------------------------------------------------------------
Percentage of revenue from         47       49     R&D/                           1.14      2.62
image-enhancing clients                            value added (%)
------------------------------------------------------------------------------------------------------------------------------------
Percentage of revenue              94       98     Total investment in           22.10     19.16
from exports                                       organization/
                                                   value added (%)
------------------------------------------------------------------------------------------------------------------------------------
No. of new clients                 99       39
added during the year
------------------------------------------------------------------------------------------------------------------------------------
Efficiency
------------------------------------------------------------------------------------------------------------------------------------
Sales/client                      455      407     Average proportion            12.70     14.90   Value added per    17.71    13.69
(in Rs. lakhs)                                     of support staff (%)                            software engineer
                                                                                                   (in Rs. lakhs)
------------------------------------------------------------------------------------------------------------------------------------
                                                   Sales per support staff         155       107   Value added per    15.46    11.65
                                                   (in Rs. lakhs)                                  employee (in Rs.
                                                                                                   lakhs)
------------------------------------------------------------------------------------------------------------------------------------
Stability
------------------------------------------------------------------------------------------------------------------------------------
Repeat-business revenue/           87       90     Average age of support staff  31.14     30.88   Average age of     26.14    26.14
total revenue (%)                                  (Years)                                         all employees
                                                                                                   (Years)
------------------------------------------------------------------------------------------------------------------------------------
Sales from the five largest      30.2     28.4
clients/total revenue (%)
------------------------------------------------------------------------------------------------------------------------------------
Sales from the ten largest       45.7     44.0
clients/total revenue (%)
------------------------------------------------------------------------------------------------------------------------------------

The figures above are based on Indian GAAP financial statements.

Notes:
    . Marque or image-enhancing clients are those who enhance the company's market-worthiness. These are Fortune 500 clients, and are reference clients for Infosys.

    . Sales per client is calculated by dividing total revenue, excluding other income, by the total number of clients.

    . Repeat-business revenue is the revenue during current year from those clients who contributed to the revenue of the company during the previous year also.

    . Value-added is the revenue of the company less payment to all outside resources. The value-added statement is provided elsewhere in this report.

    . IT investment includes all investments in hardware and software by the company.

    . Total investment in the organization is the investment in the fixed assets of the company.

    . Average proportion of support staff is the average number of support staff to average total staff strength of the company during the year.

    . Sales per support staff is Infosys revenue divided by the average number of support staff during the year (support staff exclude technical support staff).

    . Education index is shown as at the year-end, with primary education calculated as 1, secondary education as 2, and tertiary education as 3.

Clients

The growth in revenue is 80% this year, compared to 97%, in the previous year. The most valuable intangible asset of Infosys is its client base. Marque clients or image-enhancing clients contributed around 47% of revenue this year as compared to 49% in the previous year. They reduce our marketing costs.

The high percentage -87%- of revenue from repeat orders during the current year is an indication of the satisfaction and loyalty of the clients. The top 5 and 10 clients contributed around 30% and 46% respectively, of the company's revenue during the current year as compared with 28% and 44% respectively, during the previous year. The company's strategy is to increase its client base, and reduce the risk of depending on a few large clients. During 1999-2000, the company added 99 new clients.

Organization

During the current year, Infosys invested around 7.47% of the value-added on its IT infrastructure and 1.14% of the value-added on R&D activities. However, due to increased value addition by Infosys employees during the current year, the investment on IT and R&D has decreased in percentage terms.

A young, fast-growing organization requires efficiency in the area of support services. The sales per support staff, as well as the proportion of support staff to the total organizational staff, have shown improvements over the previous year.

The average age of the support employees is 31.14 years, as against the previous year average age of 30.88 years. This parameter is an indicator of the stability of support staff.

People

Infosys is in a people-oriented business. The education index of employees has gone up substantially to 15,544 from 10,731. This reflects the quality of employees at Infosys. The value-added per software engineer and the value-added per employee show an increasing trend. Moreover, the efficiency of the support staff has increased, as seen by the reduction in the proportion of support staff to total staff. The average age of employees remained same as in the previous year at 26.14 years.

Additional information to shareholders (contd.)
--------------------------------------------------------------------------------

Human resources accounting
The dichotomy in accounting between human and non-human capital is fundamental. The latter is recognized as an asset and is therefore recorded in the books and reported in the financial statements, whereas, the former is totally ignored by accountants. The definition of wealth as a source of income inevitably leads to the recognition of human capital as one of several forms of wealth such as money, securities and physical capital.

The Lev & Schwartz model has been used by Infosys to compute the value of the human resources as at March 31, 2000. The evaluation is based on the present value of the future earnings of the employees and on the following assumptions:

1. Employee compensation includes all direct and indirect benefits earned both in India and abroad.

2.  The incremental earnings based on group/age have been considered.

3. The future earnings have been discounted at 22.29% (previous year - 25.32%), this rate being the cost of capital for Infosys. Beta has been assumed at
    1.48 based on average beta for software stocks in the US.

-------------------------------------------------------------------------------------------
As of March 31                               2000               1999
-------------------------------------------------------------------------------------------
                            No. of              Value of        No. of             Value of
                         employees       human resources     employees      human resources
                                          (in Rs. lakhs)                     (in Rs. lakhs)
-------------------------------------------------------------------------------------------
Production                   4,292           1,96,513.84         2,854           769,84.25
Support - technical*           450              8,165.20           389            71,68.97
        - others               647             19,062.73           523           104,16.52
-------------------------------------------------------------------------------------------
                             5,389           2,23,741.77         3,766           945,69.74
===========================================================================================

* Note: Support - technical includes trainees, employees in R&D activities and support personnel allocated to production.

Number of employees                                                5,389                 3,766
Value of human resources                                     2.23,741.77             945,69.74
Total revenue                                                  921,46.48             512,73.84
Software revenue                                               882,32.37             508,89.12
Employee cost                                                  334,55.91             166,05.64
Value-added excluding extraordinary income                     723,30.70             374,11.49
Net profits excluding extraordinary income                     285,94.86             132,91.54
   Total revenue/human resources value (ratio)                      0.41                  0.54
   Total software revenue/human resources value (ratio)             0.39                  0.54
   Value-added/human resources value (ratio)                        0.32                  0.40
Value of human resources per employee                              41.52                 25.11
Employee cost/human resources value (%)                            14.95%                17.56%

Return on human resources value (%)                                12.78%                14.05%

Value-added statement                                                                              in Rs. lakhs
----------------------------------------------------------------------------------------------------------------------
Year ending March 31                                                           2000                       1999
----------------------------------------------------------------------------------------------------------------------
Total revenue                                                             921,46.48                  512,73.84
Less:
      Software development expenses (other than employee costs and
       provision for post-sales client support)                           129,61.31                   93,26.92
      Administration expenses (other than provisions)                      68,54.47                   45,35.43
----------------------------------------------------------------------------------------------------------------------
      Sub-total                                                           198,15.78                  138,62.35
----------------------------------------------------------------------------------------------------------------------
Total value-added                                                         723,30.70                  374,11.49
======================================================================================================================
Applied to meet
Employee costs                                                            334,55.91                  166,05.64
Provision for post-sales client support                                      209.63                     219.19
Provision for bad and doubtful debts and doubtful loans and advances          94.03                      39.87
Provision for contingencies                                                  333.00                     666.00
Provision for e-inventing the company                                        350.00                          -
Provision for investment in subsidiary                                            -                     705.96
Income tax                                                                 39,70.00                   2,294.00
Dividend (including dividend tax)                                          33,03.65                   13,31.83
Retained in business                                                      306,14.48                  155,49.00
----------------------------------------------------------------------------------------------------------------------
                                                                          723,30.70                  374,11.49
======================================================================================================================

The figures above are based on Indian GAAP financial statements.

Additional information to shareholders (contd.)
--------------------------------------------------------------------------------

Brand valuation

The strength of the invisible

A balance sheet discloses the financial position of a company. The financial position of an enterprise is influenced by the economic resources it controls, its financial structure, liquidity and solvency, and its capacity to adapt to changes in the environment. However, it is becoming increasingly clear that intangible assets have a significant role in defining the growth of a hi-tech company. So quite often the search for the added value invariably leads us back to understanding, evaluating and enhancing the intangible assets of the business.

From time to time, Infosys has used various models for evaluating assets off the balance sheet to bring certain advances in financial reporting from the realm of research to the notice of the shareholders. Such an exercise also helps the Infosys management in understanding the components that make up goodwill. The aim of such modeling is to lead the debate on the balance sheet of the next millennium. The Infosys management cautions the investors that these models are still the subject of debate among researchers, and using such models and data in predicting the future of Infosys, or any other company, is risky, and that the Infosys management is not responsible for any direct, indirect or consequential losses suffered by any person using these models or data.

Valuing the brand

A brand is much more than a trademark or a logo. It is a "trustmark" - a promise of quality and authenticity that clients can rely on. Brand equity is the value addition provided to a product or company by its brand name. It is the financial premium that a buyer is willing to pay for the brand over a generic or less worthy brand. Brand equity is not created overnight. It is the result of relentless pursuit of quality in manufacturing, selling, service, advertising and marketing. It is the integral of client experiences in dealing with the company and its services over a sustained period.

Corporate brands and service brands are often perceived to be interchangeable. Both types of brands aim at the enhancement of confidence and the reduction of uncertainty in the quality of what the company offers. Therefore, companies rely heavily on the image and personality they create for their brands, to communicate these qualities to the marketplace.

The task of measuring brand value is a complex one. Several models are available for accomplishing this. The most widely used one is the brand-earnings-multiple model. There are several variants of this model. For example, the Financial World magazine has used a variant of this model in the July 1996 issue and valued the Microsoft brand at $ 5.63 billion, while the market capitalization of the company was around $ 60 billion on the date of brand valuation.

Goodwill is a nebulous accounting concept that is defined as the premium paid to tangible assets of a company. It is an umbrella concept that transcends components like brand equity and human resources, and is the result of many corporate attributes including core competency, market leadership, copyrights, trademarks, brands, superior earning power, excellence in management, outstanding work-force, competition, longevity and so on.

The management has adapted the generic brand-earnings-multiple model (given in the article on Valuation of Trademarks and Brand Names by Michael Birkin in the book Brand Valuation, edited by John Murphy and published by Business Books Limited, London) to value its corporate brand "Infosys". The methodology followed for valuing the brand is as given below:

1.   Determine brand earnings

     To do this,

     . Determine brand profits by eliminating the non-brand profits from the total profits of the company

     .   Restate the historical profits at present-day values

     . Provide for the remuneration of capital to be used for purposes other than promotion of the brand

     .   Adjust for taxes.

2.   Determine the brand-strength or brand-earning multiple

     Brand-strength multiple is a function of a multitude of factors like leadership, stability, market, internationality, trend, support and protection. These factors have been evaluated on a scale of 1 to 100, internally by the Infosys management, based on the information available within the company.

3. Compute the brand value by multiplying the brand earnings with the multiple derived in step 2 above. The computation is as follows:

                                                                                                          in Rs.
----------------------------------------------------------------------------------------------------------------
     Year ended March 31,                             2000                    1999                      1998
----------------------------------------------------------------------------------------------------------------
     PBIT                                         325,64,85,819           155,85,53,560            65,86,33,079
     Less: non-brand income                        35,22,69,985             3,46,24,650             2,43,75,414
----------------------------------------------------------------------------------------------------------------
     Adjusted profit                              290,42,15,834           152,39,28,910            63,42,57,665
     Inflation compound factor at 8%                      1.000                   1.087                   1.181
     Present value of profits for the brand       290,42,15,834           165,65,10,725            74,90,58,302
     Weightage factor                                         3                       2                       1
     Weighted profits                             871,26,47,501           331,30,21,451            74,90,58,302
     Three-year average weighted profits          212,91,21,209
     Remuneration of capital
     (5% of average capital employed)              35,19,33,487
     Brand-related profits                        177,71,87,722
     Tax at 38.5%                                  68,42,17,273
     Brand earnings                               109,29,70,449
     Multiple-applied                                     48.00
     Brand value                                 5246,00,00,000
----------------------------------------------------------------------------------------------------------------------

     Assumptions

     1. Total revenue excluding the other income after adjusting for cost of earning such income is brand revenue, since this is an exercise to determine the brand value of Infosys as a company and not for any of its products or services.

     2.   Inflation is assumed at 8% per annum.

     3. 5% of the average capital employed is used for purposes other than promotion of the brand.

     4.   Tax rate is at 38.5%.

     5. The earnings multiple is based on the ranking of Infosys against the industry average based on certain parameters (exercise undertaken internally and based on available information).

     6.   The figures above are based on Indian GAAP financial statements.

Thus, it is interesting to note that while Infosys has a market capitalization of Rs. 59,338.17 crore as on March 31, 2000, the value of the "Infosys" brand alone is estimated at Rs. 5,246.00 crore.

Additional information to shareholders (contd.)
-------------------------------------------------------------------------------

Balance sheet (including intangible assets) as at March 31, 2000 in Rs.
------------------------------------------------------------------------------
SOURCES OF FUNDS

Shareholders' funds
Share capital                                                     33,07,55,000
Reserves and surplus
      Share premium account                                      318,37,81,595
      Capital reserves                                          7483,42,00,000
      Other reserves                                             481,84,91,653
------------------------------------------------------------------------------
                                                                8316,72,28,248
==============================================================================

APPLICATION OF FUNDS

Fixed assets
Tangible assets - at cost                                        284,03,05,143
Less  :Depreciation                                              133,65,20,594
------------------------------------------------------------------------------
Net block                                                        150,37,84,549

Add :Capital work-in-progress                                     56,96,03,505
------------------------------------------------------------------------------
                                                                 207,33,88,054

Intangible assets
      Brand equity                                              5246,00,00,000
      Human resources                                           2237,42,00,000

Investments                                                       13,83,48,469

Current assets, loans and advances
Sundry debtors                                                   136,17,81,253
Cash and bank balances                                           431,79,35,730
Loans and advances                                               210,12,77,161
------------------------------------------------------------------------------
                                                                 778,09,94,144
Less :Current liabilities                                         67,15,06,459
      Provisions                                                  98,81,95,960
------------------------------------------------------------------------------
Net current assets                                               612,12,91,725
------------------------------------------------------------------------------
                                                                8316,72,28,248
==============================================================================

     Notes:

1. This balance sheet is provided for the purpose of information only. The management accepts no responsibility for any direct, indirect or consequential losses or damages suffered by any person relying on the same.

2. Capital reserves include the value of the "Infosys" brand and human resources.

3.   The figures above are based on Indian GAAP financial statements.

Additional information to shareholders (contd.)
-------------------------------------------------------------------------------

Economic value-added (EVA) statement

Economic value-added, measures the profitability of a company after taking into account the cost of all capital including equity. It is the post-tax return on capital employed (adjusted for the tax shield on debt) minus the cost of capital employed. It is those companies which earn higher returns than cost of capital, that create value. Those companies which earn lower returns than cost of capital are deemed destroyers of shareholder value.

Economic value-added analysis

----------------------------------------------------------------------------------------------------------------------
Year ended March 31,                                              2000         1999          1998          1997
----------------------------------------------------------------------------------------------------------------------
 1.  Average capital employed (Rs. in lakhs)                 70,386.70    245,41.61     142,89.67      98,46.75
 2.  Average debt/total capital (%)                                  -            -             -          2.16
 3.  Beta variant                                                 1.48         1.48          1.48          1.48
 4.  Risk-free debt cost (%)                                     10.45        12.00         12.15         13.60
 5.  Market premium                                               8.00         9.00         10.00         10.00
 6.  Cost of equity (%)                                          22.29        25.32         26.95         28.40
 7.  Cost of debt (post tax) (%)                                    NA           NA            NA          7.70
 8.  Weighted average cost of capital (WACC) (%)                 22.29        25.32         26.95         27.97
 9.  PAT as a percentage of average capital employed (%)         40.63         54.16         42.24        33.91

10.  Economic value-added (EVA)                                                                  (in Rs. lakhs)
     Operating profit
     (PBT excluding extraordinary income)                    325,64.86    155,85.54      65,86.33      38,93.03
     Less: tax                                                39,70.00     22,94.00       5,50.00       5,54.00
     Less: cost of capital                                   156,89.19     62,13.94      38,51.07      27,54.34
     Economic value-added                                    129,05.67     70,77.60      21,85.26       5,84.69

11.  Enterprise value                                                                            (in Rs. lakhs)
     Market value of equity                                59338,17.00   9672,79.95    2963,42.20     731,04.17
     Less: cash and cash equivalents                         508,37.38    416,65.91      51,14.20      28,77.82
     Add: debt                                                       -            -             -             -
     Enterprise value                                      58829,79.62   9256,14.04    2912,28.00     702,26.35
12.  Ratios
     EVA as a percentage of average capital employed (%)         18.34        28.84         15.29          5.94
     Enterprise value / average capital employed                 83.58        37.72         20.38          7.13

       Notes:

 1.    The cost of equity is calculated by using the following formula:

       return on risk-free investment + expected risk premium on equity investment adjusted for the average beta variant for software stocks in the US

2. The figures above are based on Indian GAAP financial statements. Relationship between PAT as a percentage of average capital employed and economic value-added (EVA)

                                                                       [GRAPHIC]

Additional information to shareholders (contd.)
-------------------------------------------------------------------------------

Ratio analysis for the year ended March 31

-----------------------------------------------------------------------------------------------------------------
                                                                          2000          1999          1998
-----------------------------------------------------------------------------------------------------------------
Ratios - financial performance
Export revenue / total revenue (%)                                       94.38         97.57         96.38
Domestic revenue / total revenue (%)                                      1.37          1.68          2.57
Other income / total revenue (%)                                          4.25          0.75          1.04
Employee costs / total revenue (%)                                       36.31         32.39         36.00
Administration expenses / total revenue (%)                               7.54          8.92         11.73
Operating expenses / total revenue (%)                                   58.88         62.60         65.97
Depreciation / total revenue (%)                                          5.78          7.00          8.74
Tax / total revenue (%)                                                   4.31          4.47          2.11
Tax / PBT (%)                                                            12.19         14.72          8.35
EBIDTA / total revenue (%)                                               41.12         37.40         34.03
PAT from ordinary activities / total revenue (%)                         31.03         25.92         23.18
PAT from ordinary activities / average net worth (%)                     40.63         54.16         42.24
ROCE (PBIT / average capital employed) (%)                               46.27         63.51         46.09
Return on invested capital (%)                                          111.68         86.30         57.64
Capital output ratio                                                      1.31          2.09          1.82
Invested capital output ratio                                             3.82          3.39          2.53
Value-added / total revenue (%)                                          78.50         72.96         71.36
Enterprise-value / total revenue                                         63.84         18.06         11.19
Ratios - balance sheet
Debt-equity ratio                                                         0.00          0.00          0.00
Debtors revenue (days)                                                      56            61            57
Current ratio                                                             4.69          6.57          4.78
Cash and equivalents / total assets (%)                                  61.00         72.51         29.57
Cash and equivalents / total revenue (%)                                 55.17         81.26         19.64
Depreciation for the year / average gross block (%)                      23.50         26.19         25.79
Technology investment / total revenue (%)                                 5.86          8.55         10.08
Ratios - growth
Growth in export revenue (%)                                             73.85         99.35        100.30
Growth in total revenue (%)                                              79.71         96.93         81.05
Operating expenses growth (%)                                            69.03         86.89         83.20
Operating profit growth (%)                                              97.59        116.39         77.02
Net profit (from ordinary activities) growth (%)                        115.14        120.19         79.22
Per share data
Earnings per share (Rs.) (excluding extraordinary income)                43.23         20.10          9.13
Earnings per share (Rs.) (including extraordinary income)                44.37         20.45          9.13
Cash earnings per share (Rs.) (excluding extraordinary income)           51.27         25.53         12.56
Cash earnings per share (Rs.) (including extraordinary income)           52.42         25.88         12.56
Dividend (%)                                                             90.00         75.00         60.00
Dividend per share (Rs.)                                                  4.50          3.75          3.00
Book value (Rs.)                                                        125.97         86.84         26.14
Dividend payout (%)                                                      11.55         10.02         12.81
Price / earnings, end of year                                           207.50         72.76         50.66
Price / cash earnings, end of year                                      174.96         57.29         36.83
Price / book value, end of year                                          71.21         16.84         17.69
Price / total revenue, end of year                                       64.40         18.90         11.75
EPS growth (%)                                                          115.07        120.15         79.37
PE / EPS growth                                                           1.80          0.61          0.64
Dividend / adjusted public offer price (%)                               76.00         63.00         51.00
Market price / adjusted public offer price (%)                          151076         24632          7790
-----------------------------------------------------------------------------------------------------------------

Note:

The ratio calculations are based on Indian GAAP and exclude extraordinary income.

Ratio analysis

                                                                         [GRAPH]

Ratio analysis is amongst the best tools available to analyze the financial performance of a company. It allows inter-company and intra-company comparison and analysis. Ratios also provide a bird's eye view of the financial condition of the company. The ratios analyzed are based on Indian GAAP.

Financial performance

                                                                         [GRAPH]

Exports have grown by 74% during the year, as against 99% in the previous year. Export revenue is from various parts of the globe and is well-segmented. Segmental analysis of the revenue is provided elsewhere in this report. During the year ended March 31, 2000, exports constituted 94% of total revenue as compared to 98% during the previous year. USA continued to be a major market. Domestic revenue was 1% of total revenue as compared to 2% during the previous year.

                                                                         [GRAPH]

Manpower costs were approximately 36% of total revenue as against 32% during the previous year. Administration expenses were approximately 8% and 9% during the years ended March 31, 2000 and 1999.

Depreciation was at 6% of total revenue as compared to 7% during the previous year. Depreciation to average gross block was at 24% as compared to 26% during the previous year.

Income tax expense was approximately 4% of total revenue during the years ended March 31, 2000 and 1999. Income tax expense includes a provision of Rs. 24 lakhs for earlier years.

Profit after tax from ordinary activities was 31% of total revenue as against 26% during the previous year.

Balance sheet analysis

                                                                         [GRAPH]

The key ratios affecting the performance of the company's financial condition are discussed below:

1.   Return on average net worth

     Return on average net worth is 41% as against 54% during the previous year. As the company is maintaining around 61% of its assets in liquid funds, where the returns are less, the above figures need further analysis. If the average liquid assets are adjusted against the average net worth and revenue earned from liquid assets after tax are adjusted against net profit, return on invested capital stands at 112% as compared to 86% during the previous year.

2.   Debt-equity ratio

     The company funds its short-term and long-term cash requirements primarily out of internal accruals. As on March 31, 2000, the company was debt-free.

3.   Current ratio

     Current ratio is 4.69 as compared to 6.57 as on March 31, 1999.

4.   Capital output ratio

     Capital output ratio is 1.31 compared to 2.09 for the previous year. Invested capital output ratio is 3.82 compared to 3.39 for the previous year.

           [GRAPH]                    [GRAPH]               [GRAPH]


5.   Value-added to total revenue

     Value-added to total revenue is 79% compared to 73% for the previous year. This is primarily due to higher margins. Details are given elsewhere in this report.

6.   Enterprise value to total revenue

     Enterprise value to total revenue is 64 times as compared to 18 times in the previous year.

Per share data

Per share data for the years 2000, 1999 and 1998 have been restated on par value of Rs. 5 per share, and adjusted for bonus issues during the previous years. Earnings per share (EPS) is Rs. 43.23 compared to Rs. 20.10 for the previous year. Cash earnings per share is Rs. 51.27 compared to Rs. 25.53 during the previous year. This is due to higher cash generation due to higher value addition. Book value per share has also increased to Rs. 126 as against Rs. 87 on March 31, 1999. Dividend payout ratio for the years ended March 31, 2000 and 1999, was 12% and 10%.

The P/E to EPS growth was approximately 1.80 compared to 0.61 for the previous year. This represents the valuation of the company in comparison to its growth in earnings.

Appreciation in the Infosys share price (adjusted for bonus issues in 1994, 1997 and 1999 and stock split of two for one in 2000), over the public issue price, is more than 151076%. Since the public issue, the market capitalization of the company has grown to Rs. 59,338 crore, as on March 31, 2000, from the public issue valuation of Rs. 31.84 crore during February 1993.



           [GRAPH]                  [GRAPH]                 [GRAPH]

Additional information to shareholders (contd.)
-------------------------------------------------------------------------------

Statutory obligations

The company has established Software Technology Parks - 100% export-oriented units - for the development of software at Electronics City, Koramangala, BTM Layout, J. P. Nagar and Manipal Center at Bangalore as well as at Mangalore, Pune, Chennai, Bhubaneswar, Hyderabad, Mohali and Mysore (all in India). Certain capital items purchased for these centers are eligible for 100% customs and excise duty exemption, subject to fulfillment of stipulated export obligations, namely, five times the value of duty-free imports of capital goods, or duty-free purchase of goods subject to excise, over a period of 5 years on a yearly basis. The export obligation on the wage bill was removed recently.
The non-fulfillment of export obligations may result in penalties as stipulated by the government which may have an impact on future profitability. The table showing the export obligation, and the export obligation fulfilled by the company, on a global basis, for all its STP units together, is given here under:

                                                                          in Rs.
--------------------------------------------------------------------------------
Year ended          Export           Export         Excess/         Cumulative
March 31        obligation       obligation      (shortfall)            excess/
                                                  fulfilled         (shortfall)
--------------------------------------------------------------------------------

1993             11,07,019        28,25,575       17,18,556          17,18,556
1994           2,69,45,277      8,04,57,379     5,35,12,102        5,52,30,658
1995           7,70,12,146     15,63,56,751     7,93,44,605       13,45,75,263
1996          28,42,90,379     47,64,44,106    19,21,53,727       32,67,28,990
1997          39,67,03,285     68,93,56,837    29,26,53,552       61,93,82,542
1998          73,55,63,113    142,41,27,171    68,85,64,058      130,79,46,600
1999         124,97,81,528    305,51,10,194   180,53,28,666      311,32,75,266
2000         106,87,69,005    493,45,83,400   386,58,14,395      697,90,89,661
--------------------------------------------------------------------------------
             384,01,71,752   1081,92,61,413   697,90,89,661
================================================================================

The total customs duty exempted on both computer software and hardware imported by the company since 1993 amounts to Rs. 56.28 crore.

The company has fulfilled its export obligations on a global basis for all its operations under the Software Technology Park Scheme (STP). However, in case of STPs operationalized during the year, the export obligation will be met in the future years. On a forward basis, the company's management is confident of fulfilling all its export obligations.

Taxation

The economic reforms program of the government has enhanced the velocity of business for companies in India. Being one of the signatories to the World Trade Organization, India is committed to reducing import tariff levels, thereby exposing the Indian entrepreneurs to global competition. The present Indian corporate tax rate is 38.5% (comprising a base rate of 35% and a surcharge of 10% on the base rate). Export profits are entitled to benefits under two schemes of the government. Under the first scheme (Section 80HHE), the profits of the company attributable to export activities are deductible from the total taxable income. Under the second scheme (STP Scheme), the profits attributable to operations of the company under the 100% export-oriented unit scheme are entitled to a tax holiday during the first ten years, starting from the date of commencement of operations.

In the budget for fiscal 2001, the Government of India proposed changes in the tax rules relating to benefits under Section 80HHE by reducing the amount of export profits that may be deducted for purposes of computing taxable income, by an incremental 20% every year over the next five years. The government has also proposed restricting the eligibility for tax exemption for units operating under the Software Technology Park Scheme to only those units which are operational on or before March 31, 2000. The details of the operationalization of various software development centers and the year to which the exemption under the Software Technology Park Scheme is available is provided hereunder:

----------------------------------------------------------------------------------------------------------------------
Location of the STP                    Year of commencement                  Exemption               Exemption
                                                                          claimed from          available upto
----------------------------------------------------------------------------------------------------------------------
Electronics City, Bangalore                       1994-1995                  1996-1997               2003-2004
Mangalore                                         1995-1996                  1998-1999               2004-2005
Pune                                              1996-1997                  1998-1999               2005-2006
Bhubaneswar                                       1996-1997                  1998-1999               2005-2006
Chennai                                           1996-1997                  1998-1999               2005-2006
Bannerghatta Road, Bangalore                      1997-1998                  1998-1999               2006-2007
Phase I, Electronics City, Bangalore              1998-1999                  1998-1999               2007-2008
Phase II, Electronics City, Bangalore             1999-2000                  1999-2000               2008-2009
Hinjewadi, Pune                                   1999-2000                  1999-2000               2008-2009
Mysore                                            1999-2000                  1999-2000               2008-2009
Hyderabad                                         1999-2000                  1999-2000               2008-2009
Mohali                                            1999-2000                  1999-2000               2008-2009
----------------------------------------------------------------------------------------------------------------------

The government may reduce or eliminate the tax exemptions provided to Indian exporters in the near future. This may result in the export profits of the company being fully taxed, and may adversely affect the post-tax profits of the company in the future. This is expected to be tackled by increasing the per capita revenue productivity and moving up the value chain. On a full-tax-paid basis, without any duty concessions on equipment, hardware and software, the company's post-tax profits for the relevant years is estimated as given below.

                                                                                                                in Rs.
----------------------------------------------------------------------------------------------------------------------
Year ended March 31                                                        2000             1999           1998
----------------------------------------------------------------------------------------------------------------------
Profit before tax (excluding extraordinary items)                  325,64,85,819   155,85,53,560   65,86,33,079
Less:  Additional depreciation to be                                12,74,89,362     8,43,54,215    6,60,77,136
         provided on duty waiver for computer equipment
       Reduction in other income                                     3,24,71,664     1,52,47,181      98,21,728
Adjusted profit before tax                                         309,65,24,793   145,89,52,164   58,27,34,215
Less:  Income tax on full tax basis                                128,00,91,259    63,07,51,956   24,53,97,021
Adjusted profit after tax                                          181,64,33,534    82,82,00,208   33,73,37,194
Adjusted earnings per share 1                                              27.46           12.52           5.10
----------------------------------------------------------------------------------------------------------------------

1. The earnings per share for earlier years has been restated on par value of Rs. 5 per share and adjusted for bonus issues during the previous years.

2. The figures above are based on Indian GAAP financial statements. However, it may be noted that this is only an academic exercise. The company has provided for income tax in full in the respective years and there is no carried-forward liability on this account.

Segment reporting

The geographical segment information given below is on the basis of markets and not on the source of revenue.

 By geographical area                                                                               in Rs. lakhs
----------------------------------------------------------------------------------------------------------------------
                                             2000         %              1999         %            1998        %
----------------------------------------------------------------------------------------------------------------------
Revenue
North America                          71,327.35         77        41,739.11         82       21,224.46       81
Europe                                 12,909.74         14         4,753.03          9        2,317.20        9
Rest of the World                       5,240.03          6         3,533.26          7        1,552.10        6
India                                   2,669.36          3         1,248.43          2          942.81        4
----------------------------------------------------------------------------------------------------------------------
                                       92,146.48        100        51,273.83        100       26,036.57      100
----------------------------------------------------------------------------------------------------------------------

The figures above are based on Indian GAAP financial statements.

Approximately 77% of Infosys revenue comes from North America, which includes USA and Canada, and the remaining from Europe and other markets. Revenue from North America increased by 71% during the year, compared with the previous year. Revenue from the European markets have increased by 172% compared to the previous year. As a percentage of total revenue, the contribution from European markets has increased to 14% compared with the previous year. Revenue from India represented 3% of the total revenue compared with 2% of the total revenue during the previous year. Revenue from the rest of the world has decreased to around 6% of the total revenue for the current year from 7% of the total revenue for the previous year.

          By geographical area   2000       By geographical area    1999

                             [GRAPH APPEARS HERE]

The dependence on a single market for substantial part of the revenue is prone to risk. Infosys has a de-risking strategy to increase its share of business from the European, Japanese and other markets, thereby, reducing its predominant dependence on the American market.

By business segments                                                                            in Rs. lakhs
-------------------------------------------------------------------------------------------------------------
                                            2000          %         1999          %         1998          %
-------------------------------------------------------------------------------------------------------------
Revenue

Branded services                           5,895.00       6       11,321.57       22       6,646.09       26
Products                                   2,290.12       2        1,444.89        3       1,045.62        4
Software development and maintenance      80,047.26      88       38,122.66       74      18,074.03       69
Treasury                                   3,914.10       4          384.71        1         270.83        1
-------------------------------------------------------------------------------------------------------------
                                          92,146.48     100       51,273.83      100      26,036.57      100
=============================================================================================================

Today, a major part of the company's revenue comes from software development and maintenance services. Revenue from branded services is around 6% of the total revenue, compared to around 22% of the total revenue during the previous year. The company's policy is not to depend on any single business segment for a large part of its business. In line with this de-risking strategy, the company has limited its revenue from Year 2000 service to 25% of the total revenue for a given year. During the year, the contribution from Year 2000 projects is around 6%. Revenue from products were approximately around 2% of the total revenue compared to 3% during the previous year. Revenue from software development and maintenance have shown substantial growth at more than 110% compared with the previous year.
The figures above are based on Indian GAAP financial statements.

       By business segments    2000        By business segments - 1999

                             [GRAPH APPEARS HERE]

Management structure
--------------------------------------------------------------------------------

                            [ORGANIZATIONAL CHART]

A historical perspective
--------------------------------------------------------------------------------


                                                      in Rs. crore except per share data, other information and ratios
----------------------------------------------------------------------------------------------------------------------
Particulars                  1981-82  1993-94    1994-95   1995-96    1996-97    1997-98     1998-99   1999-2000
----------------------------------------------------------------------------------------------------------------------
For the year
Revenue                         0.12    30.08      57.70     93.41     143.81     260.37      512.74      921.46
Operating profit (PBIDT)           -     9.71      19.86     33.95      50.06      88.61      191.75      378.88
Interest                           -     0.05          -         -       0.61          -           -           -
Depreciation                       -     0.81       4.60      8.63      10.52      22.75       35.89       53.23
Provision for taxation             -     0.76       1.94      4.31       5.25       5.50       22.94       39.70
Profit after tax from
   ordinary activities          0.04     8.09      13.32     21.01      33.68      60.36      132.92      285.95
Dividend                           -     1.17       2.31      3.63       3.99       7.03       12.11       29.76
Return on average
   networth (%)                96.88    39.61      29.71     29.53      34.96      42.24       54.16       40.63
Return on average capital
   employed (PBIT/ average
   capital employed) (%)       96.88    43.14      31.79     33.12      40.16      46.09       63.51       46.27

As at the end of the year
Share capital                      -     3.35       7.26      7.26       7.26      16.02       33.07       33.08
Reserves and surplus            0.04    25.35      55.20     72.58     105.58     156.94      541.36      800.23
Loan funds                         -        -       6.34      4.26          -          -           -           -
Gross block                        -     8.27      25.32     46.86      71.29     105.14      168.92      284.03
Capital investment                 -     7.13      25.23     15.55      27.31      34.41       71.68      159.87
Net current assets              0.06    13.94      32.47     41.17      54.20      97.23      472.96      612.13
Debt-equity ratio                  -        -       0.10      0.05          -          -           -           -
Market capitalization             NA   191.02     348.42    355.67     731.04   2,963.42    9,672.80   59,338.17

Per share data
Earnings from ordinary activities
   (Rs.)*                          -     1.22       2.01      3.18       5.09       9.13       20.10       43.23
Dividend per share (Rs.)**         -     1.75       2.25      2.50       2.75       3.00        3.75        4.50
Book value (Rs.)*                  -     4.34       9.44     12.07      17.06      26.15       86.84      125.97

Other information
Number of shareholders             7    6,033      6,526     6,909      6,414      6,622       9,527      46,314

Credit rating from Crisil
Commercial paper                   -        -      "P1+"     "P1+"      "P1+"      "P1+"       "P1+"       "P1+"
Non-convertible debentures         -        -       "AA"      "AA"       "AA"       "AA"        "AA"        "AA"
----------------------------------------------------------------------------------------------------------------------

Note: The above figures are based on Indian GAAP.
      * Figures for the earlier years have been restated on par value of Rs. 5 per share and adjusted for bonus issues in previous years.
** Calculated on a per share basis, not adjusted for bonus issues in previous years.

A historical perspective (contd.)
--------------------------------------------------------------------------------

[GRAPH]                                                    [GRAPH]

   Revenue                                                    Operating profit
   in Rs. crore                                               in Rs. crore

     [GRAPH]                                      [GRAPH]

        Profit after tax                             Market capitalization
        from ordinary activities                     in Rs. crore
        in Rs. crore

[GRAPH]                                                    [GRAPH]

   Earning per share                                          Book value
   from ordinary activities                                   in Rs.
   in Rs.

Infosys Foundation
--------------------------------------------------------------------------------
A strong sense of responsibility is among the core values of Infosys. This translates to a commitment to help people and communities, a commitment to enhance the living conditions of the rural population, and a commitment to improve education.

In fiscal 2000, Infosys Foundation kept up its commitment to the rural poor, the underprivileged and to the cause of education. Besides, it also helped promote Indian arts and culture.

The following are some of the projects undertaken by the Infosys Foundation during the year.

1.   Initiatives for the rural poor and the underprivileged

     Construction of an orphanage commenced at the Maharshi Karve Stree Shikshana Samsthe, Karvenagar, Pune.

     Construction of an orphanage at Kalahandi, Orissa is progressing satisfactorily and is expected to be completed by December 2000.

     The cyclone in Orissa devastated the state and left several hundreds homeless. Based on inputs from Infosys' office in Bhubaneswar, the Foundation released funds for the construction of shelters.

     The Foundation has worked hard to rehabilitate destitutes in Athani and Mysore. The Foundation has also released a sum of Rs. 30 lakhs for the upliftment of destitutes in four states - Karnataka, Tamil Nadu, Orissa and Maharashtra. Destitutes, tribals, platform-dwelling children and blind students are the beneficiaries of this ongoing program. A substantial sum has been spent in distributing sewing machines to destitutes in Bangalore, Gulbarga and Belgaum.

     The Foundation also contributed substantially to the Bangalore Hospice Trust which works to ease the suffering of terminally ill cancer patients.

2.   Healthcare for the poor

     The 6000 sq. ft. Mahabodhi Casualty and Burns Ward at Victoria Hospital, Bangalore was air-conditioned. The new ward was inaugurated by the then Karnataka Governor H. E. Kurshed Alam Khan. This hospital, run by the Government of Karnataka, caters to poor patients from all over the state.

     Ultrasound scanners were donated to the Bowring Hospital, Bangalore and the Ramakrishna Sevashram, Ponnampet.

     Two ambulances were donated this year -one to Kalahandi in Orissa and the other to the Swami Shivananda Memorial Trust at Pattamadai in Tamil Nadu.

     A hearse was donated to Gadag District in Karnataka.

     Construction of a dharmashala - a free ward - for cancer patients availing treatment at the Kidwai Memorial Institute of Oncology was launched during the year.

     An Iris Green Laser Photocoagulator was donated to The Lions Club at Miraj, which helps destitutes get medical treatment.

3.   Education

     More often than not, rural children do not have access to high-quality facilities for education. The Foundation believes that every school should have its own library. The Shalegondu Granthalaya program has been extremely successful since it was started in 1997-98. Zealous volunteers in Maharashtra and Orissa have been identified to help coordinate the project. The 2222nd Library was recently set up by the Foundation - which also celebrated the setting up of libraries in more than 2400 schools across the country.

     Most rural schools can barely boast of a blackboard. The Infosys Foundation and the National Education Society have, in the course of the year, begun setting up the first Infosys Science Center at Hosur Village near Gauribidanur in Kolar district.

     The Foundation has also donated Rs. 5 lakhs for the construction of a Shishuvihar for the Vidyananda Gurukula school which works to improve the lot of destitute children. A number of scholarships have been awarded to children coming from economically backward families.

4.   Arts and culture

     The Infosys Foundation strongly believes in preserving those arts and cultural activities of India which are under threat of fading out. A puppet show was conducted in January 2000 to help promote and preserve this dying art. Besides this, the Foundation was also involved in promoting the art of Gamaka. Kavya Pushpanjali, a Gamaka contest was conducted by the Gamaka Kala Parishat at the Gayana Samaja in Bangalore in association with the Foundation. The Foundation also helped the Dr. Kota Shivram Karanth Memorial trust promote Kannada literature. Yoga, the art of living a healthy life, is also being promoted by the Foundation.

Bangalore               G. R. Nayak         Sudha N. Murty       N. S. Raghavan
April 11, 2000              Trustee                Trustee              Trustee

                                                            Financial statements
                                              prepared in substantial compliance
                                     with GAAP requirements of various countries
--------------------------------------------------------------------------------

[GRAPHIC]

Thanks to the opening up of the financial sectors in most nations and the integration of the world economy, investors today have a wide choice of capital markets to invest in across the globe. Thus, the global investor must have access to information about the performance of any company, in any market that he/she chooses to invest in. Advances in technology provide desktop access to all companies that have a desire to source capital from the global capital pool. However, differences in language, accounting practices and reporting in various countries make a performance evaluation of the investee company rather investor-unfriendly.

The strength of a global company is its ability to access capital at the lowest cost from investors globally. Companies that are successful in sourcing global capital are very global-investor-friendly. Such companies study the needs of global investors and publish the company's financial information in a language and form which is understood by investors in their language and as per their standards. In the process, financial statistics may have to be restated and financial terminology may need to be translated. In a globalized world, financial information of such successful corporations moves rapidly across national boundaries. Indeed, a key issue in international financial analysis is the restatement and translation of financial reports that describe operations conducted in one environment, but which are the subject of review and analysis in another.

As an investor-friendly company committed to high-quality of disclosure to our global investors, we have voluntarily reformatted our financial statements to be in substantial compliance with the local GAAP requirements of 6 countries, besides that of USA and India (which information appears separately elsewhere). We have also translated the financial reports into the national language of these countries (where applicable). The countries are - Australia, Canada, France, Germany, the United Kingdom and Japan. These reports are unaudited.

These unaudited consolidated profit and loss accounts and balance sheets have been prepared by converting the various financial parameters reported in the audited income statement of Infosys (according to the Indian GAAP), including a consolidation of subsidiary financial information, into respective currencies. In addition, adjustments have been made for differences in accounting principles and in formats, between India and these countries, if any.

In the event of a conflict in interpretation, the audited Indian version of the financial statements should be considered. The Infosys management cautions the investors that these reports are provided only as additional information to our global investors. Using such reports for predicting the future of Infosys, or any other company, is risky. The Infosys management is not responsible for any direct, indirect or consequential losses suffered by any person using these financial statements or data.

Financial statements prepared in substantial compliance with GAAP requirements of various countries - Australia
--------------------------------------------------------------------------------


Financial statements prepared in substantial compliance with Australian GAAP (Unaudited):

Balance sheet

Infosys Technologies Limited as at March 31                                                   Australian dollars
-----------------------------------------------------------------------------------------------------------------
                                                                                   2000                    1999
-----------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash                                                                        193,445,114             156,462,296
Receivables                                                                  51,818,160              31,738,206
Investments                                                                           -                       -
Other                                                                        14,726,981               7,563,247
-----------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                        259,990,255             195,763,749
-----------------------------------------------------------------------------------------------------------------

NON-CURRENT ASSETS
Receivables                                                                           -                       -
Investments                                                                   5,264,401               2,934,440
Property, plant and equipment                                                78,896,045              37,820,474
Intangibles                                                                           -                       -
Other                                                                        15,696,107               7,773,479
-----------------------------------------------------------------------------------------------------------------
TOTAL NON-CURRENT ASSETS                                                     99,856,553              48,528,393
-----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                359,846,808             244,292,142
=================================================================================================================

CURRENT LIABILITIES
Trade creditors                                                               1,620,633                 119,165
Unearned revenues                                                             6,684,626               7,276,962
Provisions                                                                   31,278,580              13,321,368
-----------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                    39,583,839              20,717,495
-----------------------------------------------------------------------------------------------------------------

NON-CURRENT LIABILITIES
Borrowings                                                                            -                       -
Provisions                                                                            -                       -
-----------------------------------------------------------------------------------------------------------------
TOTAL NON-CURRENT LIABILITIES                                                         -                       -

TOTAL LIABILITIES                                                            39,583,839              20,717,495
-----------------------------------------------------------------------------------------------------------------
NET ASSETS                                                                  320,262,969             223,574,647
=================================================================================================================

SHAREHOLDERS' EQUITY
Share capital                                                                12,990,002              12,987,854
Reserves                                                                    307,272,967             210,586,793
Retained profits                                                                      -                       -
Shareholders' equity attributable to members of the company                 320,262,969             223,574,647
Convertible preferred stock                                                           -                       -
-----------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                  320,262,969             223,574,647
=================================================================================================================

Financial statements prepared in substantial compliance with GAAP requirements of various countries - Australia
--------------------------------------------------------------------------------

Financial statements prepared in substantial compliance with Australian GAAP (Unaudited):

Profit and loss account

Infosys Technologies Limited for the year ended March 31                                     Australian dollars
---------------------------------------------------------------------------------------------------------------
                                                                                   2000                    1999
---------------------------------------------------------------------------------------------------------------
Operating revenue                                                           332,658,775             196,753,013
Operating profit before abnormal items and Income tax                       116,864,622              65,070,961
Abnormal items                                                                        -               1,007,448
---------------------------------------------------------------------------------------------------------------
Operating profit before income tax                                          116,864,622              66,078,409
---------------------------------------------------------------------------------------------------------------

Income tax expense/ (benefit) attributable to
Operating profit                                                             13,001,320               7,787,615
Abnormal items                                                                        -                       -
---------------------------------------------------------------------------------------------------------------
Income tax expense/ (benefit) for the year                                   13,001,320               7,787,615
---------------------------------------------------------------------------------------------------------------
Operating profit after income tax                                           103,863,302              58,290,794
Outside equity interests in operating profit after income tax                         -               3,364,954

Operating profit after income tax attributable to
    members of Infosys Technologies Limited                                 103,863,302              54,925,840
Dividend on preferred stock                                                           -                       -
Retained profits at the beginning of the financial year                               -                       -
Aggregate of amounts transferred from reserves                                        -                       -
---------------------------------------------------------------------------------------------------------------
Total available for appropriation                                           103,863,302              54,925,840
Dividends provided for or paid                                               11,926,546               5,110,641
Aggregate of amounts transferred to reserves                                 91,936,756              49,815,199
---------------------------------------------------------------------------------------------------------------
Retained profits at the end of the financial year                                     -                       -
---------------------------------------------------------------------------------------------------------------

Basic earnings per share                                                           1.58                    0.95
Diluted earnings per share                                                         1.58                    0.95
---------------------------------------------------------------------------------------------------------------

Notes:

1. The company's financial statements are prepared in Indian rupees, the reporting currency. These financial statements have been prepared by translating revenue and expenditure at average rate during the year; current assets, current liabilities, Property, plant and equipment, long-term borrowings at year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under Reserves.

----------------------------------------------------------------------------------------------------------------
2.   Exchange rates used:                                                          2000                    1999
----------------------------------------------------------------------------------------------------------------
     Average exchange rate used                                       1 AUD = Rs. 27.70       1 AUD = Rs. 26.06
     Closing exchange rate used                                       1 AUD = Rs. 26.28       1 AUD = Rs. 26.63
----------------------------------------------------------------------------------------------------------------

3.   Reconciliation between the Indian GAAP and the Australian GAAP statements:               Australian dollars
----------------------------------------------------------------------------------------------------------------
                                                                                   2000                    1999
----------------------------------------------------------------------------------------------------------------
     Net income as per Indian GAAP in Rs.                                 2,935,156,665           1,352,607,663
     Net income as per Indian GAAP in A$                                    105,962,334              51,903,594
     Less  : Net income of subsidiary included on consolidation                       -              (3,364,954)
             Provision for gratuity                                          (1,166,339)                      -
             Extra-ordinary income                                           (2,731,799)                      -
             Expenses against provisions for contingencies
             and e-inventing the company                                     (1,997,407)                      -

     Add   : Provision for deferred taxes                                     1,330,810               1,122,592
             Provision for contingencies and e-inventing the company          2,465,703               2,555,641
             Provision for investment in subsidiary                                   -               2,708,967
     Net income as per Australian GAAP                                      103,863,302              54,925,840
----------------------------------------------------------------------------------------------------------------

Financial statements prepared in substantial compliance with GAAP requirements of various countries - Canada

----------------------------------------------------------------------------------------------------------------------


Financial statements prepared in substantial compliance with Canadian GAAP
(Unaudited)

Balance sheet                                                  Canadian dollars
----------------------------------------------------------------------------------------------------------------------
March 31                                                                           2000                    1999
----------------------------------------------------------------------------------------------------------------------
Assets
Current assets
   Cash and cash equivalents                                                169,457,920             150,854,125
   Accounts receivable                                                       45,392,708              30,600,595
   Inventories                                                                        -                       -
   Prepaid expenses and other assets                                         12,900,836               7,292,153
----------------------------------------------------------------------------------------------------------------------
                                                                            227,751,464             188,746,873

Property, plant and equipment                                                69,112,935              36,464,852
Investments                                                                   4,611,616               2,829,259
Deferred taxes                                                                3,729,640               2,617,158
Other assets                                                                 10,020,149               4,877,691
----------------------------------------------------------------------------------------------------------------------
                                                                            315,225,804             235,535,833
======================================================================================================================

Liabilities and shareholders' equity
Current liabilities
   Accounts payable                                                           1,419,675                 114,894
   Accrued liabilities                                                       26,781,318              12,815,626
   Current portion of long-term obligations                                           -                       -
   Advances received from clients                                               618,718                  28,257
   Unearned revenue                                                           5,855,732               7,016,129
----------------------------------------------------------------------------------------------------------------------
                                                                             34,675,443              19,974,906

Long-term obligations                                                                 -                       -
----------------------------------------------------------------------------------------------------------------------
                                                                             34,675,443              19,974,906

Minority interest                                                                     -                       -
Share capital
Common shares - 66,150,700 outstanding                                       12,363,410              12,361,388
(1999 - 66,138,800 outstanding)
Additional paid-in capital                                                  116,801,747             117,349,958
Accumulated foreign currency translation adjustment                         (25,621,031)             (4,624,266)
Retained earnings                                                           177,006,235              90,473,847
----------------------------------------------------------------------------------------------------------------------
                                                                            315,225,804             235,535,833
======================================================================================================================

Financial statements prepared in substantial compliance with GAAP requirements of various countries - Canada

----------------------------------------------------------------------------------------------------------------------

Financial statements prepared in substantial compliance with Canadian GAAP
(Unaudited)

Statement of earnings and retained earnings                    Canadian dollars
----------------------------------------------------------------------------------------------------------------------
Year ended March 31                                                                2000                    1999
----------------------------------------------------------------------------------------------------------------------
Sales                                                                       299,804,179             183,186,165
Cost of sales                                                               163,705,072              99,014,126
----------------------------------------------------------------------------------------------------------------------
Gross margin                                                                136,099,107              84,172,039

EXPENSES
Selling, general and administration expenses                                 39,403,933              24,514,825
----------------------------------------------------------------------------------------------------------------------
Income from operations                                                       96,695,174              59,657,214
Equity in loss of deconsolidated subsidiary                                           -               3,156,612
Interest and other income                                                    13,299,731               2,329,947
Interest expense                                                                      -                       -
----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                109,994,905              58,830,549
Provision for income taxes                                                   12,237,056               7,305,444
Dividend on preferred stock                                                           -                       -
Net earnings                                                                 97,757,849              51,525,105
Cash dividend declared                                                       11,225,461               4,794,216
----------------------------------------------------------------------------------------------------------------------
                                                                             86,532,388              46,730,889
Retained earnings, beginning of the year                                     90,473,847              42,177,401
Adjustment on deconsolidation of subsidiary                                           -               7,331,288
Capitalization of profits                                                             -              (5,765,731)
Retained earnings, end of the year                                          177,006,235              90,473,847

EARNINGS PER SHARE
Net earnings
   Basic                                                                           1.49                    0.84
   Fully diluted                                                                   1.48                    0.84
Weighted average number of shares
   Basic                                                                     65,659,625              61,378,850
   Fully diluted                                                             65,863,990              61,507,380
----------------------------------------------------------------------------------------------------------------------

Notes:
1. The company's financial statements are prepared in Indian rupees, the reporting currency. These financial statements have been prepared by translating revenue and expenditure at an average rate for the year; current assets, current liabilities, Property, plant and equipment, long-term borrowings at year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under Accumulated foreign currency translation adjustment.

2.   Exchange rate used:

     Average exchange rate used        1 CAD = Rs. 29.43    1 CAD = Rs. 27.78
     Closing exchange rate used        1 CAD = Rs. 30.00    1 CAD = Rs. 27.62

3.   Reconciliation between the Indian GAAP and the Canadian GAAP statements:

----------------------------------------------------------------------------------------------------------------------
     Net income as per Indian GAAP in Rs.                                 2,935,156,665           1,352,607,663
     Net income as per Indian GAAP in Canadian dollars                       99,733,492              48,689,981
     Less : Net income/ (loss) of subsidiary included on consolidation                -              (3,156,612)
            Provision for gratuity                                           (1,097,778)                      -
            Extra-ordinary income                                            (2,571,215)                      -
            Expenses against provisions for contingencies
            And e-inventing the company                                      (1,879,992)                      -
     Add  : Provision for deferred taxes                                      1,252,580               1,053,087
            Provision for contingencies                                       2,320,762               2,397,408
            Provision for investment in subsidiary                                    -               2,541,241
     Net earnings as per Canadian GAAP                                       97,757,849              51,525,105
----------------------------------------------------------------------------------------------------------------------

Financial statements prepared in substantial compliance with GAAP requirements of various countries - France

--------------------------------------------------------------------------------


Etats financiers prepares selon les principes comptables francais (non verifies)

Compte de resultat                                                                                          FRF
----------------------------------------------------------------------------------------------------------------------
                                                                                   2000                    1999
----------------------------------------------------------------------------------------------------------------------
Produits d'exploitation
   Vente de marchandises achetees                                                     -                       -
   Production vendues (biens et services)                                 1,307,146,219             709,750,581
----------------------------------------------------------------------------------------------------------------------
Montant net du chiffres d'affaires                                        1,307,146,219             709,750,581
----------------------------------------------------------------------------------------------------------------------
Production stockee                                                                    -                       -
Production immobilisee                                                                -                       -
Subventions d'exploitation                                                            -                       -
Reprises sur amortissements, provisions et transfert de charges                       -                       -
Autres produits                                                                       -                       -
----------------------------------------------------------------------------------------------------------------------
Total des produits d'exploitation (I)                                     1,307,146,219             709,750,581
----------------------------------------------------------------------------------------------------------------------
Charges d'exploitation
   Achat de marchandises                                                      4,214,578               2,485,340
   Variation de stocks des biens achetes                                              -                       -
   Achat de matieres premieres et autres approvisionnements                           -                       -
   Variations de stocks de matieres premieres et approvisionnements                   -                       -
   Autres achats et charges externes                                                  -                       -
   Salaires et traitements                                                  495,643,041             231,598,931
   Dotations aux amortissements et aux provisions                                     -                       -
     Sur immobilisations : Dotation aux amortissements                       78,863,317              50,059,983
     Sur immobilisations : Dotations aux provisions                                   -                       -
     Sur actif circulant : Dotations aux provisions                                   -                       -
     Pour risques et charges: dotation sur provisions                                 -                       -
Autres charges                                                              306,834,328             194,465,826
Total  des charges d'exploitation (II)                                      885,555,264             478,610,080
----------------------------------------------------------------------------------------------------------------------
Resultat d'exploitation (I-II)                                              421,590,955             231,140,501
----------------------------------------------------------------------------------------------------------------------
Quotes-parts de resultat sur operations faites en commun :
   Benefice attribue ou perte transferee (III)                                        -                       -
   Perte attribuee ou benefices transferes (IV)                                       -                       -
Produits financieres
   De participations                                                                  -                       -
   D'autres valeurs mobilieres                                                        -                       -
   Interets et produits similaires                                           57,986,829               5,365,668
   Reprises sur provisions et transfert de charges                                    -                       -
   Differences positives de change                                                    -                       -
   Produits nets sur cessions de valeurs immobilieres de placements                   -                       -
----------------------------------------------------------------------------------------------------------------------
Total des produits financiers (V)                                            57,986,829               5,365,668
----------------------------------------------------------------------------------------------------------------------
Charges financieres
   Dotations aux amortissements et aux provisions                                     -                       -
   Interet et charges similaires                                                      -                       -
   Differences negatives de change                                                    -                       -
   Charges nettes sur cessions de valeurs mobilieres de placements                    -                       -
----------------------------------------------------------------------------------------------------------------------
Total  des charges financieres (VI)                                                   -                       -
----------------------------------------------------------------------------------------------------------------------
Resultat financier (V-VI)                                                    57,986,829               5,365,668
Resultat courant avant impots (I-II + III-IV + V-VI)                        479,577,784             236,506,169

Financial statements prepared in substantial compliance with GAAP requirements of various countries - France


---------------------------------------------------------------------------------------------------------------
                                                                                                            FRF
---------------------------------------------------------------------------------------------------------------
                                                                                   2000                    1999
---------------------------------------------------------------------------------------------------------------

Produits exceptionnels
   Sur operations de gestion                                                          -               3,661,660
   Sue operations en capital                                                          -                       -
   Reprises sur provisions et transfert de charges                                    -                       -
----------------------------------------------------------------------------------------------------------------------
Total  des produits exceptionnels (VII)                                               -               3,661,660
----------------------------------------------------------------------------------------------------------------------

Charges exceptionnelles
   Sur operations de gestion                                                          -                       -
   Sur operations en capital                                                          -                       -
   Dotations aux amortissements et aux provisions                                     -                       -
----------------------------------------------------------------------------------------------------------------------
Total  des charges exceptionnelles (VIII)                                             -                       -
----------------------------------------------------------------------------------------------------------------------

Resultat exceptionnel (VII-VIII)                                                      -               3,661,660
Participation des salaries aux fruits de l'expansion (IX)                             -                       -
Impot sur les benefices (X)                                                  53,353,565              28,304,776
Total des produits (I + III + V + VII)                                    1,365,133,048             718,777,909
Total des charges (II + IV + VI + VII + IX + X)                             938,908,829             506,914,856
Dividendes preciputaires                                                              -                       -
Participation a la perte de filiale deconsolidees                                     -              12,230,222
Benefice ou perte                                                           426,224,219             199,632,831
----------------------------------------------------------------------------------------------------------------------

Notes:

1.   Conversion en monnaie etrangere
     Les etats financiers de la societe sont prepares en roupies indiennes. Ces etats financiers ont ete prepares par la conversion des revenues et des depenses au taux moyen mensuel pendant l'annee; les actif et passif circulants, les immobilisations, le materiel, les emprunts a long terme et accroissements des fonds propres sont calcules au taux a la fin de l'annee et les placements a long terme sont calcules selon le taux au moment du placement. La difference provenant des conversions se trouve sous la rubrique Reserves.

2.   Taux de change utilise
     Taux moyen de change utilise                                       1 FRF= Rs. 6.75          1 FRF=Rs. 7.17
     Taux de change de cloture utilise                                  1 FRF= Rs. 6.32          1 FRF=Rs. 6.84

3.   Rapprochement entre les etats financiers etablis selon les principes
     comptables indiens et francais                                     FRF

----------------------------------------------------------------------------------------------------------------------
                                                                                   2000                    1999
----------------------------------------------------------------------------------------------------------------------
     Resultat net selon les principes comptables indiens en Rs.           2,935,156,665           1,352,607,663
     Resultat net selon les principes comptables indiens en FFR             434,838,024             188,648,210
     Soustraction du revenu net de la filiale inclus en consolidation
      en FFR                                                                          -             (12,230,222)
     Moins:   Approvisionnements pour primes de demobilisation               (4,786,311)                      -
     Moins:   Revenue extraordinaire                                        (11,210,496)                      -
     Moins:   Depenses contre approvisionnements pour
              eventualites et pour "e-inventaire" de la societe              (8,196,767)                      -
     Addition des provisions pour impots differes en FFR                      5,461,250               4,080,162
     Approvisionnements pour eventualites et pour
       "e-inventaire" de la societe                                          10,118,519               9,288,701
     Addition des provisions pour placements a la filiale en FFR                      -               9,845,980
     Resultat net selon les principes comptables francais en FFR            426,224,219             199,632,831
----------------------------------------------------------------------------------------------------------------------

Financial statements prepared in substantial compliance with GAAP requirements of various countries - France
--------------------------------------------------------------------------------

Etats financiers prepares selon les principes comptables francais (non verifies)
Bilan le 31 mars,                                                           FRF

----------------------------------------------------------------------------------------------------------------------
                                                                         2000                              1999
----------------------------------------------------------------------------------------------------------------------
Actif                                                 Brut     Amortissements              Net              Net
                                                               ou Provisions
----------------------------------------------------------------------------------------------------------------------
Actif immobilise
Immobilisations incorporelles
   Frais d'etablissements                                 -                 -                -                -
   Frais de recherche et de developpement                 -                 -                -                -
   Fonds comercial                                        -                 -                -                -
   Autres                                                 -                 -                -                -
   Avance et acomptes                                     -                 -                -                -
----------------------------------------------------------------------------------------------------------------------
                                                          -                 -                -                -
Immobilisations corporelles
   Terrains                                      33,347,003                 -       33,347,003       15,900,607
   Constructions                                 93,197,823         8,277,568       84,920,255       38,660,769
   Installations techniques, materiel           259,488,426       164,497,195       94,991,231       62,281,869
   Autres                                        63,382,119        38,700,014       24,682,105        8,642,633
   Immobilisations corporelles en cours          90,127,137                 -       90,127,137       21,759,620
   Avances et acomptes
----------------------------------------------------------------------------------------------------------------------
                                                539,542,508       211,474,777      328,067,731      147,245,498
Immobilisations financieres
   Placements evalues selon la participation              -                 -                -                -
   Autres participations                                  -                 -                -                -
   Creances rattachees a des participations               -                 -                -                -
   Autres titres immobilises                     21,890,581                 -       21,890,581       11,424,582
   Prets                                                  -                 -                -                -
   Autres                                                 -                 -                -                -
----------------------------------------------------------------------------------------------------------------------
                                                 21,890,581                 -       21,890,581       11,424,582
----------------------------------------------------------------------------------------------------------------------
Total de l'actif (I)                            561,433,089       211,474,777      349,958,312      158,670,080
======================================================================================================================

Actif circulant
Stocks et en-cours
   Matieres premieres et autres
   Approvisionnements                                     -                 -                -                -
   En cours de production (biens)                         -                 -                -                -
   En cours de production (services)                      -                 -                -                -
   Produits intermediaires et finis                       -                 -                -                -
   Marchandises                                           -                 -                -                -
----------------------------------------------------------------------------------------------------------------------
                                                          -                 -                -                -
Prets aux employes                               82,845,865                 -       82,845,865       31,915,040
Creances
   Creances clients et comptes rattaches                  -                 -                -                -
   Autres                                       218,972,738         3,501,020      215,471,718      123,565,559
   Capital souscrit-appele, non versel                    -                 -                -                -
   Valeurs immobilieres de placement                      -                 -                -                -
   Disponibilites                               804,388,860                 -      804,388,860      609,150,723
----------------------------------------------------------------------------------------------------------------------
                                              1,023,361,598         3,501,020    1,019,860,578      732,716,282
Charges constatees d'avance                      25,956,280                 -       25,956,280       17,226,932
Total d'actif circulant (II)                  1,132,163,743         3,501,020    1,128,662,723      781,858,254
Impots et taxes a repartir sur
plusieurs exercices (III)                        17,703,987                 -       17,703,987       10,568,116
Primes de remboursement des obligations (IV)              -                 -                -                -
Ecart de conversion actif (V)                             -                 -                -                -
----------------------------------------------------------------------------------------------------------------------
Total General (I + II + III + IV + V)         1,711,300,819       214,975,797    1,496,325,022      951,096,450
======================================================================================================================

Financial statements prepared in substantial compliance with GAAP requirements of various countries - France

----------------------------------------------------------------------------------------------------------------------
                                                                                                                  FRF
----------------------------------------------------------------------------------------------------------------------
Passif                                                                                    2000             1999
----------------------------------------------------------------------------------------------------------------------
Capitaux propres
Capital social                                                                      49,251,619       49,242,804
Primes d'emission (de fusion, d'apport)                                            452,306,585      454,696,785
Ecart de reevaluation
Reserves (benefices non distribues)
   Reserve legale
   Reserve statuaires
   Reserves reglementees                                                                     -                -
   Autres                                                                          807,197,531      430,296,053
Report a nouveau                                                                             -                -
Resultat de l'exercice (Benefice ou perte)                                                   -                -
Subventions d'investissement                                                                 -                -
Provisions reglementees                                                                      -                -
----------------------------------------------------------------------------------------------------------------------
Total des capitaux propres (I)                                                   1,308,755,735      934,235,642
Autres capitaux propres
Benefice provenant de participation subordonnee                                              -                -
Avances et acomptes conditionnels                                                            -                -
----------------------------------------------------------------------------------------------------------------------
Total des autres capitaux propres                                                            -                -
Interets minoritaires                                                                        -                -
Provisions
Provision pour risques                                                                       -                -
Provisions pour charges                                                                      -                -
----------------------------------------------------------------------------------------------------------------------
Total des provisions (II)                                                                    -                -
Dettes
Dettes financieres
   Emprunts obligatoires convertibles                                                        -                -
   Autres emprunts obligatoires                                                              -                -
   Emprunts et dettes aupres d'etablissements
   de credit                                                                                 -                -
   Emprunts et dettes financiers divers                                                      -                -
Avances et acomptes recus sur commande en cours                                     30,733,151       28,445,313
Dettes d'exploitation
   Dettes fournisseurs et comptes rattaches                                          6,738,962          463,942
   Dettes ficcales et sociales                                                               -                -
Autres dettes
   Dettes sur immobilisations et comptes
   Rattaches                                                                                 -                -
   Autres dettes                                                                   127,126,510       51,749,648
Produits constates d'avance                                                                  -                -
----------------------------------------------------------------------------------------------------------------------
Total des dettes (III)                                                             164,598,623       80,658,902
Interet minoritaire                                                                          -                -
Ecart de conversion passif (IV)                                                     22,970,664      (63,798,094)
----------------------------------------------------------------------------------------------------------------------
Total General (I + II + III + IV)                                                1,496,325,022      951,096,450
======================================================================================================================

Financial statements prepared in substantial compliance with GAAP requirements of various countries - Germany
--------------------------------------------------------------------------------

Nach den allgemeingultigen Buchfuhrungsmethoden (GAAP) erfa(beta)ter Finanzbericht (ungepruft):

Bilanz 31. Marz                                                                                    Zahlen in DM
---------------------------------------------------------------------------------------------------------------
                                                                                   2000                    1999
---------------------------------------------------------------------------------------------------------------
Aktiva
Immaterielle Werte                                                                    -                       -
Reale Aktiva                                                                 97,893,676              43,468,244
Finanzielle Aktiva                                                            6,532,033               3,372,643
---------------------------------------------------------------------------------------------------------------
Feste Anlagen                                                               104,425,709              46,840,887
---------------------------------------------------------------------------------------------------------------

Inventare                                                                             -                       -
Au(beta)enstande                                                             64,295,621              36,477,705
Andere Forderungen und vermischte Aktiva                                     18,273,138               8,692,674
Marktbare/verkaufbare Wertschriften und Scheine                                       -                       -
Flussige Mittel                                                             240,025,382             179,826,972
---------------------------------------------------------------------------------------------------------------
Umlaufvermogen                                                              322,594,141             224,997,351
---------------------------------------------------------------------------------------------------------------

Vorbezahlte Ausgaben und Steuerruckstellung                                  19,475,622               8,934,300
---------------------------------------------------------------------------------------------------------------
Aktiva Gesamt                                                               446,495,472             280,772,538
===============================================================================================================

Stammaktien und Verbindlichkeiten
Zeichnungskapital                                                            14,554,818              14,552,189
Kapitalreserven                                                             133,930,344             134,643,284
Einkunftereserven                                                           248,894,952             107,765,806
---------------------------------------------------------------------------------------------------------------
Stammaktien                                                                 397,380,114             256,961,279
---------------------------------------------------------------------------------------------------------------

Einlosbare Vorzugsaktien                                                              -                       -
Gewinnbeteiligungsscheine
 (Nominale/Namensscheine)                                                             -                       -
Ruckstellungen/Vorbehalte fur Rente                                                   -                       -
andere Vorbehalte und Verbindlichkeiten                                      37,933,878              15,276,979

---------------------------------------------------------------------------------------------------------------
Vorbehalte und Verbindlichkeiten                                             37,933,878              15,276,979
---------------------------------------------------------------------------------------------------------------

Geschaftsschulden                                                             2,010,870                 136,960
Andere Verbindlichkeiten                                                        876,372                  33,683

---------------------------------------------------------------------------------------------------------------
Passiva                                                                       2,887,242                 170,643
---------------------------------------------------------------------------------------------------------------
Transitorische Passiva                                                        8,294,238               8,363,637
---------------------------------------------------------------------------------------------------------------
Passiva Gesamt                                                              446,495,472             280,772,538
===============================================================================================================

Financial statements prepared in substantial compliance with GAAP requirements of various countries - Germany

---------------------------------------------------------------------------------------------------------------
Nach den allgemeingultigen Buchfuhrungsmethoden (GAAP) erfa(beta)ter Finanzbericht (ungepruft):

Gewinn und verlustrechnung fur das geschaftsjahr beendet am 31. Marz                               Zahlen in DM
---------------------------------------------------------------------------------------------------------------
                                                                                   2000                    1999
---------------------------------------------------------------------------------------------------------------
Nettoverkaufe                                                               389,891,161             210,808,271
Verkaufskosten                                                              212,896,168             113,944,176
---------------------------------------------------------------------------------------------------------------
Bruttogewinn                                                                176,994,993              96,864,095
Verkaufs-, Verwaltungskosten                                                 51,244,267              28,211,344
 und allgemeine Kosten
Andere Betriebseinkommen                                                              -                       -
Andere Betriebskosten                                                                 -                       -
---------------------------------------------------------------------------------------------------------------
Betriebsgewinn                                                              125,750,726              68,652,751
Finanzartikel                                                                17,296,116               1,593,697
---------------------------------------------------------------------------------------------------------------
Ergebnisse der gewohnlichen Aktivitaten                                     143,046,842              70,246,448
Au(beta)erordentliches Einkommen                                                      -               1,087,577
---------------------------------------------------------------------------------------------------------------
Einkommen vor der Steuerung                                                 143,046,842              71,334,025
Einkommenssteuer                                                             15,914,121               8,407,011
Dividende zu Vorzugsaktien                                                            -                       -
Eigenkapital in Verlust der dekonsolidierten Tochtergesellschaft                      -               3,632,589
---------------------------------------------------------------------------------------------------------------
Nettoeinkommen                                                              127,132,721              59,294,425
---------------------------------------------------------------------------------------------------------------
Zuordnung zu Reserven fur Einkunfte                                         112,534,165              53,777,303
Dividenden an Aktienbesitzer                                                 14,598,556               5,517,121
Nicht zugeordnetes Gewinn                                                             -                       -
---------------------------------------------------------------------------------------------------------------

Anmerkungen:

1.   Fremdwahrungumsetzung/-konvertierung
     Die Rechnung der Firma wird in indische Rupien dargestellt, welche die Wahrung fur Berichte ist. Diese Finanzauszuge werden nach der Umsetzung der Einkunfte und Ausgaben um den durchschnittlichen Satz wahrend des Jahres, bereitgestellt. Umlaufvermogen, kurzfristige Verbindlichkeiten, Eigentum, Werke und Anlagen, langfristige Verpflichtungen und Ablagerungen an den Stammaktien zum Zinssatz, der am Jahresende besteht und langfristige Anlagen zum Zinssatz, der zur Zeit des Investitions besteht. Der Unterschied nach der Umsetzung wird unter Reserven gezeigt.

2.   Verwendete wechselkurse

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                2000                    1999
-----------------------------------------------------------------------------------------------------------------------------
     Durchschnittswechselkurs                                                       1 DM = Rs. 22.63        1 DM = Rs. 24.14
     Schlu(beta)wechselkurs                                                         1 DM = Rs. 21.18        1 DM = Rs. 23.17
-----------------------------------------------------------------------------------------------------------------------------

3.   Beilegung zwischen indischen GAAP und deutschen GAAP Auszuge                                               Zahlen in DM
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                2000                    1999
-----------------------------------------------------------------------------------------------------------------------------
     Nettoeinkommen nach indischen GAAP in Rupien                                      2,935,156,665           1,352,607,663
     Nettoeinkommen nach indischen GAAP in DM                                            129,702,018              56,031,800
     Abzuglich: Nettoeinkommen/ (Verlust) der
     Tochtergesellschaft eingeschlossen Konsolidierung                                             -              (3,632,589)
     Weniger:  Bereitstellung fur Gratifikation                                           (1,427,645)                      -
     Weniger:  Au(beta)erordentliches Einkommen                                           (3,343,829)                      -
     Weniger:  Aufwendungen gegen Bereitstellungen fur Eventualitat und
               das e-Erfindung  der Firma                                                 (2,444,904)                      -
     Hinzufugen: Vorbehalte fur Steuerruckstellung                                         1,628,963               1,211,879
     Hinzufugen: Bereitstellung fur Eventualitat und das e- Erfindung der Firma            3,018,118               2,758,907
     Hinzufugen: Vorbehalte fur Investition in Tochtergesellschaft                                 -               2,924,428
     Gewinn des Geschaftsjahres nach dem deutschen GAAP                                  127,132,721              59,294,425
-----------------------------------------------------------------------------------------------------------------------------

Financial statements prepared in substantial compliance with GAAP requirements of various countries - Japan
--------------------------------------------------------------------------------

Financial statements prepared in substantial compliance with GAAP requirements of various countries - United Kingdom
--------------------------------------------------------------------------------


Financial statements prepared in substantial compliance with the UK GAAP (Unaudited):

Balance sheet as at March 31                                                                            (pound)
---------------------------------------------------------------------------------------------------------------
                                                                                   2000                    1999
---------------------------------------------------------------------------------------------------------------
Fixed assets
Tangible fixed assets                                                        29,828,630              14,907,626
Investments                                                                   1,990,339               1,156,663
---------------------------------------------------------------------------------------------------------------
                                                                             31,818,969              16,064,289
---------------------------------------------------------------------------------------------------------------

Current assets
Stocks                                                                                -                       -
Debtors                                                                      19,591,156              12,510,190
Cash at bank and in hand                                                     73,136,780              61,672,453
Others - advances and prepayments                                             9,892,527               2,981,191
Deferred tax asset                                                            1,609,685               1,069,951
---------------------------------------------------------------------------------------------------------------
                                                                            104,230,148              78,233,785

Creditors - amounts falling due within a year
Creditors                                                                       612,721                  46,971
Dividend                                                                      2,895,846               1,338,573
Provisions and other liabilities                                             11,457,097               6,780,631
---------------------------------------------------------------------------------------------------------------
                                                                             14,965,664               8,166,175
---------------------------------------------------------------------------------------------------------------
Net current assets                                                           89,264,484              70,067,610
Loans and advances more than one year                                                 -               1,994,106
---------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                       121,083,453              88,126,005
---------------------------------------------------------------------------------------------------------------

Capital and reserves
Called-up share capital                                                       5,249,675               5,248,820
Share premium account                                                        47,895,413              48,127,222
Retained profits                                                             67,938,365              34,749,963
---------------------------------------------------------------------------------------------------------------
Equity shareholders' funds                                                  121,083,453              88,126,005

Convertible preferred stock                                                           -                       -
---------------------------------------------------------------------------------------------------------------
                                                                            121,083,453              88,126,005
===============================================================================================================

Financial statements prepared in substantial compliance with GAAP requirements of various countries - United Kingdom
-------------------------------------------------------------------------------


Financial statements prepared in substantial compliance with the UK GAAP (Unaudited):

Profit and loss account for the years ended March 31                                                    (pound)
---------------------------------------------------------------------------------------------------------------
                                                                                   2000                    1999
---------------------------------------------------------------------------------------------------------------
Turnover                                                                    126,770,646              73,295,573
Operating expenses                                                           85,883,592              49,425,814
Operating profit                                                             40,887,054              23,869,759
Interest receivable                                                           5,623,722                 554,110
Interest payable                                                                      -                       -
Net interest (payable)/receivable                                             5,623,722                 554,110
---------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation and exceptional items          46,510,776              24,423,869
Exceptional items                                                                     -                 378,138
Profit on ordinary activities before taxation                                46,510,776              24,802,007
Taxation on profit on ordinary activities                                     5,174,376               2,923,019
Profit on ordinary activities after taxation                                 41,336,400              21,878,988
Dividend on preferred stock                                                           -                       -
Equity in loss of deconsolidated subsidiary                                           -               1,263,009
Profit for the financial year                                                41,336,400              20,615,979
Dividends                                                                     4,746,628               1,918,239
Retained profits for the financial year                                      36,589,772              18,697,740
Earnings per ordinary share:
   Undiluted                                                                       0.63                    0.34
   Diluted                                                                         0.63                    0.34
---------------------------------------------------------------------------------------------------------------

Notes:

1. The company's financial statements are prepared in Indian rupees, the reporting currency. These financial statements have been prepared by translating revenue and expenditure at an average rate for the year; current assets, current liabilities, Property, plant and equipment, long-term borrowings at year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under Retained profits.

2.   Exchange rates used:

----------------------------------------------------------------------------------------------------------------------
                                                                                   2000                    1999
----------------------------------------------------------------------------------------------------------------------
     Average exchange rate used                                     1(pound)= Rs. 69.60     1(pound)= Rs. 69.43
     Closing exchange rate used                                     1(pound)= Rs. 69.51     1(pound)= Rs. 67.56
----------------------------------------------------------------------------------------------------------------------

3.   Reconciliation between the Indian GAAP and the UK GAAP statements:                                 (pound)
----------------------------------------------------------------------------------------------------------------------
                                                                                   2000                    1999
----------------------------------------------------------------------------------------------------------------------
     Net income as per Indian GAAP in Rs.                                 2,935,156,665           1,352,607,663
     Net income as per Indian GAAP in(pound)                                 42,171,791              19,481,603
     Less : Net income of subsidiary included on consolidation                        -              (1,263,009)
            Provision for gratuity                                             (464,190)                      -
            Expenses against provisions for contingency and e-inventing
            The company                                                        (794,945)                      -
            Extraordinary income                                             (1,087,225)                      -
     Add  : provision for deferred taxes                                        529,647                 421,356
            provision for contingency and e-inventing the company               981,322                 959,240
            provision for investment in subsidiary                                    -               1,016,789
     Profit for the financial year as per the UK GAAP                        41,336,400              20,615,979
----------------------------------------------------------------------------------------------------------------------

Infosys Technologies Limited
-----------------------------------------------------------------------------------------------------------------------
United States            Australia              India

Addison                  Melbourne              Bangalore              Chennai                Mohali (Chandigarh)
15305 Dallas Parkway     Level 7, 505           Plot No. 44 & 97A      1st & 2nd Floor        B 100,  Phase VIII
Suite                    St Kilda Road          Electronics City       Alexander Square, 35   Industrial Area, SAS
100 Addison              Melbourne              Hosur Road             Sardar Patel Road,     Nagar
TX 75001                 Victoria 3004          Bangalore-561 229      Guindy                 Mohali-160 059,
Tel.: (972) 770-0450     Tel.: 61 3 9868 1607   Tel.: (080) 8520261    Chennai-600 035        Punjab
Fax: (972) 770-0490      Fax: 61 3 9868 1652    Fax: (080) 8520362     Tel.: (044) 2300031-   Tel.: (0172) 254191/92/94
                                                                       40

Bellevue                 Belgium                Reddy Building         Fax: (044) 2300091     Fax: (0172) 254193
10900 NE 4th St.                                K-310, 1st Main
#2300 Bellevue           Brussels               5th Block,             Archbishop Arokia      Mumbai
WA 98004                 Dreve Richelle 161     Koramangala            Swamy Bldg.            No.85, Mittal Towers
Tel.: (425) 990 1028     Building N 1410        Bangalore-560 095      145, Santhome High     `C'
Fax: (425) 990 1029      Waterloo               Tel.: (080) 5530392    Road                   8th Floor, Nariman
                         Brussels               Fax: (080) 5530391     Mylapore (Santhome)    Point
Cranford                 Tel.: 322-352-8743                            Chennai-600 004        Mumbai-400 021
20 Commerce Drive        Fax: 322-352-8889      Pavithra Complex       Tel.: (044) 4612021    Tel.: (022) 2846490
Cranford                                        #1, 27th Main, 2nd     Fax: (044) 4956958     Fax: (022) 2846489
NJ 07016                 Canada                 Cross
Tel.: (908) 497 1710                            1st Stage, BTM         No.138,                Mysore
Fax: (908) 497 1770      Toronto                Layout                 Sholinganallur         SJCE-STEP
                         3300 Bloor Street      Bangalore-560 068      Old Mahabalipuram      Sree
Fremont                  West Centre Tower      Tel.: (080) 6681755    Road                   Jayachamarajendra
34760 Campus Drive       11th Floor Suite       Fax: (080) 6680181     Chennai-600 119        College of Engg.,
Fremont                  3140                                          Tel.: (044) 4964304    Science and
CA 94555                 Ontario M8X 2X3        Infosys Towers                                Technology
Tel.: (510) 742 3000     Tel.: (416) 207-3311   No. 27, Bannerghatta   Hyderabad              Entrepreneurs Park
Fax: (510) 742 3090      Fax: (416) 207-2087    Road                   I Floor, Q3 A1         Mysore-570 006
                                                3rd Phase, J. P.       Cyber Towers           Tel.: (0821)
Marietta                 Germany                Nagar                  HI-TEC City,           500389/90
1950 Spectrum Circle                            Bangalore-560 076      Madhapur               Fax: (0821) 500391
#400, Marietta           Frankfurt              Tel.: (080) 6658667    Hyderabad-500 033
GA 30067                 TOPAS 2                Fax: (080) 6658676     Tel.: (040) 3100242/   New Delhi
Tel.: (770) 857 4428     Mergenthalerallee                             44-49                  K30, Green Park Main
Fax: (770) 857 2258      79-8, 65760            N-403, Manipal         Fax: (040) 3100243     Behind Green Park
                         Eschborn/Frankfurt     Centre                                        Market
Newport Beach            Tel.: 49 6196 9202115  Dickenson Road         Mangalore              New Delhi-110 066
4590 MacArthur           Fax: 49 6196 9202320   Bangalore-560 042      #16/403                Tel.: (011)
Suite 500                                       Tel.: (080) 5592082    Star of Bombay         6514829-30
Newport Beach            Japan                  Fax: (080) 5588065     Complex                Fax: (011) 6853366
CA 92660                                                               3rd Floor, Kankanady
Tel.: (949) 475 0196     Tokyo                  Bhubaneswar            Mangalore-575 002      Pune
Fax: (949) 475 0198      4F Madre Matsuda       Plot #N-1/70,          Tel.: (0824)           3rd Floor, 321/A/3
                         Bldg.                  Nayapalli              439401-07/434401-06    TPS III, Shankar
Oakbrook Terrace         4-13, Kioi-Cho,        Adjoining              Fax: (0824) 439430     Seth Road
One Tower Lane           Chiyoda-Ku             Planetarium on NH5,                           Mahatma Phule Peth
#1700                    Tokyo 102-0094         Post RRL                                      Pune-411 042
Oakbrook Terrace         Tel.: 81 3-3234-3597   Bhubaneswar-751 013    Kottara Cross          Tel.: (0212)
IL 60181                 Fax: 81 3-3239-3300    Tel.: (0674)           Kulur Ferry Road       647420/21
Tel.: (630) 573 6050                            584068-71              Mangalore-575 006      Fax: (0212) 648226
Fax: (630) 573 6051      Sweden                 Fax: (0674) 583991     Tel.: (0824)
                                                                       451485-88              Plot # 1
Quincy                   Stockholm              Plot No.E/4            Fax: (0824) 451484     Infotech Park MIDC
Two Adams Place          Stureplan 4C, 4tr      Infosys City,                                 Hinjewadi, Taluka
Quincy                   114 35, Stockholm      Chandaka                                      Mulshi
MA 02169                 Tel.: 44-7932-004640   Bhubaneswar-751 014                           Pune-411027
Tel.: (781) 356 3100     (Mobile)                                                             Tel.: (02139)
Fax: (781) 356 3150                                                                           32801-03

Troy                     UK                     Bankers                                       Fax: (02139) 32832
100 Liberty Center       Milton Keynes          ICICI Bank Ltd.
#200 West Big Beaver     Suite 415, Premier
Troy, MI 48084           Suites                 Hongkong and Shanghai
Tel.: (248) 524 0320     Exchange House          Banking Corporation
Fax: (248) 524 0321      494, Midsummer          Ltd.                               Visit Infosys at
                         Boulevard                                                    www.infy.com
                         MK9 2EA                Bank of America
                         Tel.: 44-1908 255 778                                       Send e-mail to
                         Fax: 44-1908 608 279   Company secretary                   infosys@infy.com
                                                V. Viswanathan
                                                                                       Call us at
                                                Auditors                             within the U.S.
                                                Bharat S Raut and Co.                1-800-ITL INFO
                                                 Chartered Accountants              outside the U.S.
                                                                                     +91-80-8520261
                                                Independent auditors
                                                 (US GAAP)
                                                KPMG

                                        Creative concept and design by The
                                        Communication Design Group, Infosys
                                        Printed at Pragati Art Printers,

                                        Hyderabad, India

                                        (C)2000 Infosys
                                        Technologies Limited, Bangalore, India.

                                        Infosys believes the information in this document to be accurate as of its publication date.

                                        Infosys acknowledges the proprietary
                                        rights in the trademarks and product
                                        names of other companies mentioned in
                                        this document.